Filed Pursuant to Rule 424(b)(3)
Registration No. 333-120700

PROSPECTUS

13,949,849 Shares

Loudeye Corp.

Common Stock

          We are registering our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the Nasdaq SmallCap Market under the symbol “LOUD.” The closing sale price of our common stock, as reported on the Nasdaq SmallCap Market on January 31, 2005, was $1.53 per share.

          The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

            Investing in our common stock involves a high degree of risk. See “Risk Factors,” beginning on page 7.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 10, 2005.

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We do not guarantee, and we have not independently verified this information. Accordingly, investors should not place undue reliance on this information.

      “Loudeye,” “Loudeye Corp.” and the Loudeye logo are registered trademarks of Loudeye Corp. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

      In this prospectus, “Loudeye,” “we,” “us” and “our” refers to Loudeye Corp.

PROSPECTUS SUMMARY

Loudeye

      We are a worldwide leader in business-to-business digital media solutions that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management, distribution and sale of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing applications and e-commerce platform, combined with technical infrastructure and back-end solutions, comprise an end-to-end solution, from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music download stores, wireless music services, streaming Internet radio and music sample services. Our outsourced solutions can increase time-to-market while reducing the complexity and cost of deployment compared with internal solutions, and they enable our customers to provide branded digital media offerings to their users while supporting a variety of digital media technologies and consumer business models.

      In June 2004, we acquired On Demand Distribution Limited, or OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media company. The acquisition expands our customer base to include retail customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Some of our combined customers include Amazon.com, America Online, Inc., Apple Computer, Inc., AT&T Wireless Services, Inc., The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc.

      The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media & entertainment companies, such as major record labels, have in recent years faced significant challenges associated with the digital distribution of music. However, these companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have begun to use digital media to aid in the marketing and selling of their products. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.

      We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the major components needed to address the management and delivery of digital media, from content management to content distribution, including:

•	Digital Media Distribution. Digitally formatted and protected content can be distributed to end users on behalf of our retail customers via streaming or download services. We aggregate a large catalog of digital music content and can clear the licensing requirements with the content owners on behalf of our retail customers for the sale of this catalog to their end consumers. Our solution can support full tracking and reporting of such end user activity for purposes such as royalty settlement or direct marketing. Our scalable network infrastructure can deliver to large numbers of end users with high levels of reliability.

•	Advanced Application Services. Our software applications enable “retailers” of digital media of all types, including traditional and Internet-based retailers, portals, ISPs, and mobile operators, to outsource to us the development and ongoing operation of e-commerce services for the sale of digital media. We develop and provide proprietary Internet and wireless software applications to publish and manage digital media which can be purchased by consumers using our platform. The applications support private label user interfaces and customized templates. We can host the applications on behalf of the retailer, and the retailer’s deployment of these applications are designed to have the look, feel and branding of the retailer’s existing products and website. The application platform and services support integration to a retailer’s website, wireless sites, inventory, account management, and commerce and billing systems. We also offer other application services such as, interactive Radio “iRadioTM”, music sample and webcasting services.

•	Anti-piracy Protection Services. Through Overpeer, one of our subsidiaries, we offer anti-piracy protection services that allow content owners to protect the unauthorized distribution of their assets on peer-to-peer networks. The services, which are available in the United States and Europe, include Overpeer Titanium, a service featuring the industry’s leading anti-piracy service level agreement (SLA) guaranteeing up to 99% effectiveness in preventing the illegal sharing of digital media across peer-to-peer networks. Overpeer has built a solution to handle the tremendous levels of content available and user traffic currently present on global peer-to-peer protocols. Loudeye’s Overpeer services currently protect more than 60,000 digital entertainment titles and block hundreds of millions of download sessions each month.

•	Media Processing Services. Media assets are processed into the digital media formats of our customers’ specifications via our proprietary encoding and transcoding systems. These services support the digital fulfillment of encoded content libraries for content owners and retailers worldwide, including North America, Europe and Asia.

•	Digital Media Storage and Access. Our proprietary systems and technology enable the scalable archiving, retrieval and processing of large inventories of digital media, including samples. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content.

•	Traditional Source Media Ingest and Capture. Source content is captured live via our extensive signal ingress capabilities, including satellite downlinks, video fiber, frame relay, ISDN, automated telephony-to-IP switches and teleconferencing equipment, as well as on-demand via processing of archived source audio and video in a wide range of legacy and digital formats.

      To support these solutions, we have obtained licenses and cultivated relationships with the four major record labels and hundreds of independent record labels. The target customers for our digital music services include media & entertainment companies, such as media portals, broadcasters, major record labels and advertisers, traditional and Internet-based retailers, wireless companies and consumer electronics manufacturers.

      We also offer highly scalable live and “on-demand” audio and video webcasting services, supported by proprietary applications and an advanced Internet-protocol based digital broadcast center based in Seattle. The target customers for these solutions include media & entertainment companies, as well as large and medium-sized enterprises across a range of industries. Webcasting services are often sold in arrangements that include a continuing “on-demand” archival component that enables the customer access to its content after an event has been webcast.

      Our capabilities include a robust production and rich media delivery infrastructure, featuring significant capacity to manage customer requirements and a flexible and extensible platform to enable tailored solutions and serve a diverse range of market opportunities. Our solutions offer customers the following key benefits:

•	End-to-end outsourced solutions reduce complexity and cost of in-house implementations;

•	High degree of flexibility enables tailored customer solutions;

•	Scalable systems and network infrastructure provide significant capacity and reliability; and

•	Strategic relationships facilitate authorized digital media strategies.

      In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, we anticipate media restoration services will represent an insignificant portion of our revenue and operations for the remainder of 2004 and beyond.

      Our address is 1130 Rainier Avenue South, Seattle, WA 98144 and our telephone number is (206) 832-4000. Our Internet site is located at www.loudeye.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by the selling stockholders	13,949,849 shares.

Use of proceeds	Loudeye will not receive any of the proceeds from the sale of shares by any of the selling stockholders. An aggregate of 2,202,291 shares of common stock offered by this prospectus are issuable only upon the exercise of stock options by the selling stockholders. Upon exercise of all such stock options we would receive cash proceeds of $2,202.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Nasdaq SmallCap Market symbol	LOUD

Summary Historical Consolidated Financial Data

      The following summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited financial statements appearing elsewhere in this prospectus. The summary consolidated statements of operations data for the years ended December 31, 2000 and 1999 have been derived from our audited consolidated financial statements that are not included in the prospectus. The summary consolidated statements of operations data for each of the years ended December 31, 2001, 2000 and 1999 have been derived from consolidated financial statements that were audited by independent auditors who have ceased operations. The summary consolidated statements of operations data for the nine months ended September 30, 2004 and 2003 and balance sheet data as of September 30, 2004 are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The unaudited interim results of operations for the nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full years. The historical results are not necessarily indicative of results to be expected for any future period. All amounts are presented in thousands except for per share amounts.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
Consolidated Statements of Operations Data
REVENUES	$10,202	$9,024	$11,948	$12,681	$10,388	$11,537	$2,645
COST OF REVENUES(2)	6,725	5,788	7,206	13,313	12,737	12,388	2,870

Gross profit (loss)	3,477	3,236	4,742	(632)	(2,349)	(851)	(225)
OPERATING EXPENSES
Research and development(2)	2,668	1,368	1,688	3,159	9,719	6,784	1,248
Sales and marketing(2)	2,949	2,867	3,286	7,667	9,409	14,621	3,982
General and administrative(2)	7,990	6,106	7,778	11,375	11,102	8,079	3,612
Amortization of intangibles and other assets	591	943	1,100	3,043	8,173	7,693	302
Stock-based compensation(2)	186	954	1,298	(383)	359	5,409	1,554
Special charges — goodwill impairments(3)	—	5,307	5,307	—	9,418	—	—
Special charges — other(3)	300	3,130	3,392	6,846	27,843	947	—

Total operating expenses	14,684	20,675	23,849	31,707	76,023	43,533	10,698

OPERATING LOSS	(11,207)	(17,439)	(19,107)	(32,339)	(78,372)	(44,384)	(10,923)
OTHER INCOME (EXPENSE), net
Interest income	325	262	347	1,149	3,157	5,767	204
Interest expense	(176)	(180)	(286)	(631)	(1,181)	(907)	(183)
Increase in fair value of common stock warrants	—	(222)	(248)	—	—	—	—
Gain on sale of media restoration business	113	—	—	—	—	—	—
Other income, net	186	119	120	659	—	—	—

Total other income (expense)	448	(21)	(67)	1,177	1,976	4,860	21

NET LOSS	(10,759)	(17,460)	(19,174)	(31,162)	(76,396)	(39,524)	(10,902)
Beneficial conversion feature	—	—	—	—	—	—	(14,121)

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(10,759)	$(17,460)	$(19,174)	$(31,162)	$(76,396)	$(39,524)	$(25,023)

Net loss per share — basic and diluted	$(0.15)	$(0.37)	$(0.39)	$(0.75)	$(1.84)	$(1.33)	$(4.62)

Weighted average shares — basic and diluted(4)	71,149	47,659	49,797	41,393	41,429	29,774	5,411

At September 30,
2004

(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents, and marketable securities	$24,731
Restricted cash	305
Working capital	5,128
Total assets	80,121
Accrued acquisition consideration	14,819
Long-term obligations, less current portion	1,250
Total stockholders’ equity	42,935

(1)	Includes the results of Alive.com, which was acquired in December 1999, and six months of the results of Vidipax, which was acquired in June 2000. We completed the sale of this media restoration business in May 2004. In addition, the increase in sales and marketing expenses was primarily due to an increase in the direct sales force in 2000, commissions paid on the increased sales over the same period in 1999, marketing related to key service and application launches, expanded advertising and trade-show related expenses, and costs associated with negotiating rights agreements with recording companies. The acquisition of Vidipax in June 2000 and subsequent disposition in 2004, as well as other acquisition and disposition activity in other periods presented, reduces the reliability of period-to-period comparisons.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
Cost of revenues	$82	$44	$62	$(34)	$30	$456	$131
Research and development	70	32	57	(21)	19	283	81
Sales and marketing	45	38	47	(55)	50	749	215
General and administrative	71	884	1,194	(307)	260	3,921	1,126

(3)	Includes special charges recorded related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. The following table summarizes the charges included in the consolidated statements of operations above:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Goodwill impairment	$—	$5,307	$5,307	$—	$9,418	$—	$—
Intangible assets impairment	—	685	685	1,437	11,938	—	—
Property and equipment impairment	—	601	670	2,029	6,534	453	—
Employee severance and termination benefits	—	501	501	1,890	3,177	310	—
Facilities related charges	300	465	658	1,490	6,194	184	—
Other restructuring charges	—	878	878	—	—	—	—

(4)	Net loss per share – basic represents net loss divided by the weighted average shares of common stock outstanding during the period. Net loss per share – diluted represents net loss divided by the weighted average shares outstanding, including the potentially dilutive impact of stock options and warrants (converted using the treasury stock method) and common stock issuable upon the conversion of convertible preferred stock (using the if-converted method). For all periods presented, common equivalent shares are excluded from the calculation because their effect is anti-dilutive. The following numbers of shares have been excluded using this method:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Options	13,025	7,221	6,684	8,059	8,206	5,603	4,223
Warrants	1,041	1,100	1,028	263	140	140	691

Shares excluded	14,066	8,321	7,712	8,322	8,346	5,743	4,914

The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Weighted average shares outstanding	71,149	47,660	49,798	41,416	41,607	31,144	5,704
Weighting of shares subject to repurchase	—	(1)	(1)	(23)	(178)	(1,370)	(293)

Weighted average shares used to calculate basic and diluted earnings per share	71,149	47,659	49,797	41,393	41,429	29,774	5,411

RISK FACTORS

      An investment in our common stock involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties, both in the U.S. and abroad. Before purchasing these securities, you should carefully consider the following known risk factors which describe the risks and uncertainties which we consider material in connection with this offering, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the securities offered by this prospectus. If any of the risks discussed below actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose all or part of your investment.

Factors That May Affect Our Business, Future Operating Results and Financial Condition

Risks Related to Our Business

      We have a history of losses on a quarterly and annual basis and we may experience greater losses from operations than we currently anticipate.

      As of September 30, 2004, we had an accumulated deficit of $203.6 million. We have incurred net losses from inception, and we expect to continue to incur net losses in future periods. We expect to continue to suffer losses in the interim. We will need to generate additional revenues or reduce expenditures to be profitable in the future and we may not generate sufficient revenues to be profitable on either a quarterly or annual basis in the future. Even if we ultimately do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

      Our quarterly and annual financial results will continue to fluctuate making it difficult to forecast our operating results.

      Our quarterly and annual operating results have fluctuated in the past and we expect our revenues and operating results may vary significantly from quarter to quarter and year to year due to a number of factors, many of which are beyond our control, including:

•	Market acceptance of our turn-key application level services;

•	Variability in demand for our digital media services and applications;

•	Market acceptance of digital media and components offered by us and our competitors;

•	Ability of our customers and ourselves to procure necessary intellectual property rights for digital media content;

•	Willingness of our customers to enter into longer-term volume or recurring revenue digital media and applications service agreements and purchase orders in light of the economic and legal uncertainties related to their business models;

•	Governmental regulations affecting use of the Internet, including regulations concerning intellectual property rights and security measures; or

•	Competition from other companies entering our markets.

      Our limited operating history, unproven business model and significant acquisitions and dispositions of businesses, in particular our acquisition of OD2 in June 2004, further contribute to the difficulty of making meaningful quarterly comparisons and forecasts. Our current and future levels of operating expenses and capital expenditures are based largely on our growth plans and estimates of expected future revenues. These expenditure levels are, to a large extent, fixed in the short term and our sales cycle can be lengthy. Thus, we may not be able to adjust spending or generate new revenue sources in a timely manner to compensate for any shortfall in revenues, and any significant shortfall in revenues relative to planned expenditures could have an immediate adverse effect on our business and results of operations. If our operating results fall below the expectations of securities analysts and investors in some future periods, our stock price could decline significantly.

      We may need to raise additional capital in the future to execute on our current business plan.

      Our existing cash reserves may not be sufficient to fund operating and other expenses under our current business plan until projected profitability. As a result, to execute on our current business plan, we may need to secure additional financing. In the event additional financing is required, we may not be able to obtain such financing on acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may need to sell assets or reduce expenditures, or both, and we may not be able to pursue our business objectives. This inability could seriously harm our business, results of operations and financial condition.

      We must integrate our recent acquisition of OD2. We have not completed integrating OD2’s operations and integration could cause significant diversions of management time and resources.

      We completed the acquisition of OD2 in June 2004. Our business, financial condition and results of operations could be materially adversely affected if we are unable to integrate the operations of OD2 in a timely manner. Our ability to integrate OD2’s operations will depend, in part, on our ability to overcome or address:

•	The difficulties of assimilating the operations and personnel of OD2 and realizing anticipated operational and cost efficiencies without disruption to the ongoing business;

•	Product development challenges, including combining two development platforms for our digital music stores;

•	Operational difficulties, including maintaining customer satisfaction while migrating to a single development platform;

•	Different management styles and prerogatives; and

•	Challenges associated with expanding to international operations, including language, currency and cultural differences.

If we are unsuccessful in these integration efforts, the anticipated benefits of the OD2 transaction may not be realized. If this occurs, our operations and financial position could be materially adversely affected.

      We may at our election pay additional consideration in connection with our acquisition of OD2 either in cash or with shares of our common stock. The number of shares we would issue in lieu of cash will vary based on the market value of our stock and could result in significant dilution to our stockholders.

      The number of shares we must issue should we elect to pay the deferred consideration and contingent consideration amounts due to the former OD2 shareholders in shares will vary based upon the volume weighted average share price for a specified period prior to issuance, and any such issuance will have a dilutive effect on the holders of our common stock prior to such issuance. We were obligated to pay approximately £4.7 million (approximately $8.9 million based on exchange rates as of January 31, 2005) within 14 days of January 31, 2005. Our board of directors has elected to satisfy this payment obligation by issuing 4,667,608 shares of our common stock. The number of shares to be issued to satisfy the remaining additional approximately £3.7 million (approximately $7.0 million based on exchange rates as of January 31, 2005, including approximately $1.1 million to be held in escrow and not yet accounted for) in deferred payment obligations will be based upon the volume weighted average share price of our common stock on the Nasdaq SmallCap Market for the 30-day period prior to May 31, 2005 and November 30, 2005. The number of shares to be issued to satisfy the up to £10.0 million (approximately $18.9 million based on exchange rates as of January 31, 2005) in contingent payment obligations will be based upon the volume weighted average share price of our common stock during the six-month periods ending on the each of November 30, 2004, May 31, 2005, November 30, 2005, and November 30, 2006. We expect that we will be required to pay up to £1.2 million (approximately $2.3 million based on exchange rates as of January 31, 2005) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      The lower the volume weighted average share price during the applicable measurement period or the greater the effective dollar/ British pound exchange rate, the more shares of common stock that would be required to be issued and the greater the dilutive effect on existing stockholders. For example, assuming a volume weighted average closing price of $1.53 per share (the closing price per share of our common stock on January 31, 2005) and an exchange rate of $1.8876 per British pound sterling (the exchange rate as of January 31, 2005) in effect for each applicable measurement period, if our board determines to satisfy our obligations to make remaining deferred payments and maximum potential amount of contingent payments by issuing shares of our common stock, we would issue approximately 16.9 million shares to cover all remaining deferred payments and the maximum amount of contingent payments. For further illustration, based on 106,004,763 shares of our common stock outstanding as of January 31, 2005, including 4,667,608 shares issued by us as of January 31, 2005 in connection with payment of approximately £4.7 million (approximately $8.9 million based on exchange rates as of January 31, 2005) in deferred consideration and assuming no further intervening issuances of our common stock, the 4.6 million shares issuable to cover the remaining deferred payments would represent 4.2 percent of our currently outstanding common stock following issuance and the 12.3 million shares issuable to cover the contingent payments would represent 10.4 percent of our currently outstanding common stock following issuance. The tables below demonstrate in tabular format the number of shares we would be required to issue to satisfy all of our remaining deferred payment obligations and our maximum potential contingent payment obligation of £10.0 million assuming the specific volume weighted average closing prices of our common stock and the specific dollar/ British pound exchange rates set forth in each table.

Deferred Payments (£3.7 million)

	Exchange Rate

Volume Weighted Average Closing	$1.51/£	$1.60/£	$1.70/£		$2.08/£	$2.17/£	$2.27/£
Price of Loudeye Common Stock	(–20%)	(–15%)	(–10%)	$1.8876/£	(+10%)	(+15%)	(+20%)

	Shares to be Issued (in millions)
$0.38 (–75%)	14.8	15.7	16.7	18.5	20.4	21.3	22.2
$0.77 (–50%)	7.4	7.9	8.3	9.3	10.2	10.6	11.1
$1.15 (–25%)	4.9	5.2	5.6	6.2	6.8	7.1	7.4
$1.53	3.7	3.9	4.2	4.6	5.1	5.3	5.6
$1.91 (+25%)	3.0	3.1	3.3	3.7	4.1	4.3	4.4
$2.30 (+50%)	2.5	2.6	2.8	3.1	3.4	3.5	3.7
$2.68 (+75%)	2.1	2.2	2.4	2.6	2.9	3.0	3.2

Contingent Payments (Up to £10.0 million)

	Exchange Rate

Volume Weighted Average Closing Price	$1.51/£	$1.60/£	$1.70/£		$2.08/£	$2.17/£	$2.27/£
of Loudeye Common Stock	(–20%)	(–15%)	(–10%)	$1.8876/£	(+10%)	(+15%)	(+20%)

	Shares to be Issued (in millions)
$0.38 (–75%)	39.5	41.9	44.4	49.3	54.3	56.8	59.2
$0.77 (–50%)	19.7	21.0	22.2	24.7	27.1	28.4	29.6
$1.15 (–25%)	13.2	14.0	14.8	16.4	18.1	18.9	19.7
$1.53	9.9	10.5	11.1	12.3	13.6	14.2	14.8
$1.91 (+25%)	7.9	8.4	8.9	9.9	10.9	11.4	11.8
$2.30 (+50%)	6.6	7.0	7.4	8.2	9.0	9.5	9.9
$2.68 (+75%)	5.6	6.0	6.3	7.0	7.8	8.1	8.5

      We are subject to exchange rate risk in connection with up to £13.7 million (approximately $25.9 million based on exchange rates as of January 31, 2005) in deferred and contingent payments that may be payable to former OD2 shareholders, and in connection with our international operations.

      We are obligated to pay an additional approximately £3.7 million (approximately $7.0 million based on exchange rates as of January 31, 2005, including approximately $1.1 million to be held in escrow and not yet accounted for) through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.9 million based on exchange rates as of January 31, 2005) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, we are exposed to risks with changes in the prevailing exchange rate. We may hedge this risk. If we do not hedge against exchange rate risk, any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration we must pay to the former OD2 shareholders. To the extent we are required to or elect to pay these amounts in cash, the obligations could put significant strains on our cash resources. To the extent we elect to pay these amounts in shares, we could be forced to issue additional shares due to a decline in the U.S. dollar, which would cause further dilution to our stockholders. We may be required to pay up to £1.2 million (approximately $2.3 million based on exchange rates as of January 31, 2005) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, net sales and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our overseas operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our products and further negatively impact the results of our operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.

      We may engage in hedging activities. As foreign currency exchange rates vary, the fluctuations in revenues and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenues and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenues and expenses upon consolidation.

      We had a CEO transition effective January 31, 2005. Our success is dependent on the performance and integration of our new CEO and the cooperation, performance and retention of our executive officers and key employees.

      Michael Brochu joined as our chief executive officer on January 31, 2005. Our business and operations are substantially dependent on the performance and integration of our new chief executive officer. Our chief executive officer, chief financial officer and other senior executives have worked together for only a short period of time. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

      We may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating these future acquisitions may have a material adverse effect on our operating results.

      We have completed a number of acquisitions during the past three fiscal years, and we expect to continue to pursue strategic acquisitions in the future. In March 2004, we completed the acquisition of Overpeer and in June 2004 we completed the acquisition of OD2. Integrating the Overpeer and OD2 acquisitions and completing any potential future acquisitions could cause significant diversions of management time and resources. In the past, we have divested acquired assets, partially as a result of failure of an acquired company’s business to integrate fully with ours, as with the media restoration business of our former Vidipax subsidiary that we acquired in June 2000 and divested in early 2004. Our business, financial condition and results of operations could be materially adversely affected if we are unable to integrate the operations of current or future acquired companies or joint ventures.

      Our ability to integrate operations of acquired companies will depend, in part, on our ability to overcome or address:

•	The difficulties of assimilating the operations and personnel of the acquired companies and the potential disruption of our ongoing business;

•	Operational difficulties, including the need to attract and retain qualified personnel and the need to attract customers and advertisers;

•	The difficulties of maintaining uniform standards, controls, procedures and policies;

•	The need to incorporate successfully the acquired or shared technology or content and rights into our products and services; and

•	The potential impairment of relationships with employees and customers as a result of any integration of new management personnel or reduction of personnel.

      In addition, completing acquisitions could require use of a significant amount of our available cash. Furthermore, financing for future acquisitions may not be available on favorable terms, if at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We cannot ensure that we will be able to identify or complete any acquisition in the future.

      If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to at least annual testing for impairment. For example, we recorded in the first quarter 2003 impairments of $5.3 million, $685,000 and $601,000 to goodwill, intangible assets, and property and equipment related to our enterprise communication services and media restoration services business. A significant portion of those impairments related to assets acquired in our acquisition of TT Holding Corp. in November 2002. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be diluted significantly. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. The anticipated benefits of any acquisition may not be realized. If any of the negative events occur, our operations and financial position could be materially adversely affected.

      We have restructured our business and if we are unsuccessful in executing on our revised business strategy, our business, results of operations and financial condition could be seriously harmed.

      We have recently shifted our business plan to offering full-service business-to-business digital media solutions which we have only recently begun to deliver. You should consider our prospects in executing on our revised business strategy in light of the risk, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market segments we serve. As a result of such risks, expenses and difficulties, we may not be successful in:

•	Establishing and maintaining broad market acceptance of our products and services and converting that acceptance into direct and indirect sources of revenue;

•	Establishing and maintaining our brand name;

•	Successfully developing new products, product features and services on a timely basis and increasing the functionality and features of existing products and services;

•	Successfully responding to our current competition including, competition from emerging technologies and solutions;

•	Developing and maintaining strategic relationships to enhance the distribution, features, content and utility of our products and services; and

•	Attracting, training and retaining qualified sales, technical and customer support personnel.

      We might not be successful in implementing our business strategy in a cost-effective manner, if at all, and the implementation may require significant additional expenditures on our part. The capital requirements of our business strategy combined with the expectation that we will incur net losses in future periods could have a serious adverse impact on our business, results of operations and financial position. Our capital requirements may vary materially from those currently planned if, for example, we incur unforeseen capital expenditures, unforeseen operating expenses or make investments to maintain our competitive position. If we lack necessary capital, we may have to delay or abandon some or all of our development plans or otherwise forego market opportunities. Our inability to execute on our strategy could result in increased expenses and decreased revenues, either or both of which could seriously harm our business, results of operations and financial condition.

      Our music content licenses are generally for limited terms. If we are unable to reach agreement with recorded music companies to renew our licenses prior to expiration of our existing agreements, especially with the four major recorded music companies, portions of our services could be interrupted and our business and results of operations could be harmed.

      We have digital music download licenses from all four major recorded music companies, EMI Music Marketing, Sony BMG Music Entertainment, UMG Recordings, and Warner Music Group, and numerous independent record labels, and in each case our license grants are for finite terms and require the consent of the label to renew. If we are unsuccessful in securing renewals of these label license agreements before expiration of existing agreements, our digital media services with respect to any one or a number of the labels’ content could be interrupted, and our business and results of operations could be harmed.

      Our music content licenses could result in operational complexity that may divert resources or make our business more expensive to conduct.

      The large number of licenses in the U.S. and in the foreign markets in which we operate that we need to maintain in order to operate our music-related services creates operational difficulties in connection with tracking the rights that we have acquired and the complex structures under which we have royalty and reporting obligations. In addition, in some circumstances, we are responsible for tracking and remitting royalties to professional rights organizations, both in the U.S. and abroad, such as The American Society of Composers, Authors and Publishers, Inc. (ASCAP), Broadcast Music, Inc. (BMI), SESAC, Inc. (SESAC) or The MCPS-PRS Alliance Limited in the United Kingdom, which adds to the complexity of the royalty structure in which we operate. Our licensing agreements typically allow the third party to audit our royalty tracking and payment mechanisms to ensure that we are accurately reporting and paying royalties owed. If we are unable to accurately track amounts that we must pay to the numerous parties with whom we have licenses in connection with each delivery of digital music services or if we do not deliver the appropriate payment in a timely fashion, we may risk financial penalties and/or termination of licenses.

      We rely on strategic relationships to promote our services and for access to licensed technology; if we fail to maintain or enhance these relationships, our ability to serve our customers and develop new services and applications could be harmed.

      Our ability to provide our services to users of multiple technologies and platforms depends significantly on our ability to develop and maintain our strategic relationships with key streaming media technology companies and content providers. We rely on these relationships for licensed technology and content. We also rely on relationships with major recorded music companies for our music content licensing strategy. Obtaining comprehensive music content licenses is challenging, as doing so may require us to obtain copyright licenses with various third parties in the fragmented recorded music and publishing industries. These copyrights often address differing activities related to the delivery of digital media, including reproduction and performance, some of which may require separate licensing arrangements from various rights holders such as publishers, artists and record labels. The effort to obtain the necessary rights by such third parties is often significant, and could disrupt, delay, or prevent us from executing our business plans. Because of the large number of potential parties from which we must obtain licenses, we may never be able to obtain a sufficient number of licenses to allow us to provide services that will meet our customers’ expectations.

      Due to the evolving nature of our industry, we will need to develop additional relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. We cannot be certain that we will be successful in developing new relationships or that our partners will view these relationships as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our brand and services.

      Competition may decrease our market share, revenues, and gross margins.

      We face intense and increasing competition in the global digital media services market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed. In addition, the more successful we are in the emerging market for digital media services, the more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

•	Ability to offer a private branded solution;

•	Service functionality, quality and performance;

•	Ease of use, reliability, scalability and security of services;

•	Establishing a significant base of customers and distribution partners;

•	Ability to introduce new services to the market in a timely manner;

•	Customer service and support;

•	Attracting third-party web developers; and

•	Pricing.

      Competition in our core business-to business digital media services comes primarily from in-house efforts by our potential customers, but also comes from companies such as MusicNet and Liquid Digital. Competitors for our anti-piracy services business include MediaDefender and Media Sentry. In addition, our customers for digital media distribution services face competition from other providers of digital distribution services to customers including Apple Computer Inc.’s iTunes, Roxio Inc.’s Napster, RealNetworks Inc.’s Rhapsody, MusicNet, Inc. and Sony Connect Inc. Many of our competitors have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors’ products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

      We face competition from “free” peer-to-peer services such as eDonkey, KaZaA and Morpheus, from emerging paid online music services delivered electronically, and from traditional retail music distributors.

      The online music services of our customers face significant competition from “free” peer-to-peer services, such as MetaMachine Inc.’s eDonkey, Sharman Network Inc.’s KaZaA, StreamCast Networks, Inc.’s Morpheus, Grokster, Ltd. and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services such as Grokster have been found to not violate any copyright laws. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

      Because digital recorded music formats, such as MP3, do not always contain mechanisms for tracking the source or ownership of digital recordings, users are able to download and distribute unauthorized or “pirated” copies of copyrighted recorded music over the Internet. This piracy is a significant concern to record companies and artists, and is a primary reason many record companies and artists are reluctant to digitally deliver their recorded music over the Internet. As long as pirated recordings are available, many consumers will choose free pirated recordings rather than paying for legitimate recordings. Accordingly, if this issue is not addressed, our business might be harmed.

      We depend on a limited number of customers for a majority of our revenues so the loss of, or delay in payment from, one or a small number of customers could have a significant impact on our revenues and operating results.

      A limited number of customers have accounted for a majority of our revenues and may continue to do so for the foreseeable future. During the nine months ended September 30, 2004, Microsoft Corporation accounted for 14% of our revenues. During 2003, The Coca-Cola Company accounted for approximately 11% of our revenues and Microsoft Corporation accounted for 5% of our revenues. A significant portion of our revenues from The Coca-Cola Company related to media restoration services which we ceased providing with our sale of that business in early 2004. We believe that a small number of customers may continue to account for a significant percentage of our revenues for the foreseeable future. Due to high revenue concentration among a limited number of customers, the cancellation, reduction or delay of a large customer order or our failure to complete or deliver a project on a timely basis during a given quarter is likely to significantly reduce revenues. In addition, if any significant customer fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and operating results could suffer. If we are unsuccessful in increasing and broadening our customer base, our business could be harmed.

      If we do not continue to add customers for our services, our revenues and business will be harmed.

      In order to achieve return on our investments in new products and services, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer.

      Our business will suffer if we do not anticipate and meet specific customer requirements or respond to technological change.

      The market for digital media services is characterized by rapid technological change, frequent new product introductions and changes in customer requirements, some of which are unique or on a customer by customer basis. We may be unable to respond quickly or effectively to these developments or requirements. Our future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated, varied or individual needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

•	Our technology or systems may become obsolete upon the introduction of alternative technologies;

•	We may not have sufficient resources to develop or acquire new technologies or the ability to introduce new services capable of competing with future technologies or service offerings; and

•	The price of our services is likely to decline as rapidly as the cost of any competitive alternatives.

      The development of new or enhanced services through technology development activities is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services and enhancements. In addition, our inability to effectively manage the transition from older services to newer services could cause disruptions to customer orders and harm our business and prospects.

      Average selling prices of our products and services may decrease, which may harm our gross margins.

      The average selling prices of our products and services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. The pricing of services sold to our customers depends on the duration of the agreement, the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We have experienced and expect to continue to experience pricing pressure and anticipate that the average selling prices and gross margins for our products will decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features that can be sold at higher gross margins.

      We may be liable or alleged to be liable to third parties for music, software, and other content that we encode, distribute, archive or make available on to our customers.

      We may be liable or alleged to be liable to third parties for the content that we encode, distribute, archive or make available to our customers:

•	If the content or the performance of our services violates third party copyright, trademark, or other intellectual property rights;

•	If our customers violate the intellectual property rights of others by providing content to us or by having us perform digital media services;

•	If the manner of delivery of content is alleged to violate terms of use of third party delivery systems, such as peer-to-peer networks; or

•	If content that we encode or otherwise handle for our customers is deemed obscene, indecent, or defamatory.

      Any alleged liability could harm our business by damaging our reputation, requiring us to incur legal costs in defense, exposing us to awards of damages and costs and diverting management’s attention which could have an adverse effect on our business, results of operations and financial condition. Our customers for encoding services generally agree to indemnify and hold us harmless from claims arising from their failure to have the right to encode the content given to us for that purpose. However, customers may contest this responsibility or not have sufficient resources to defend claims and we have limited insurance coverage for claims of this nature.

      Because we host, stream and Webcast audio and video content on or from our Website and on other Websites for customers and provide services related to digital media content, we face potential liability or alleged liability for negligence, infringement of copyright, patent, or trademark rights, defamation, indecency and other claims based on the nature and content of the materials we host. Claims of this nature have been brought, and sometimes successfully prosecuted, against content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties’ proprietary technology, including third party delivery systems such as peer-to-peer networks. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage or any alleged liability could harm our business.

      We cannot provide assurance that third parties will not claim infringement by us with respect to past, current, or future technologies. The music industry in particular has recently been the focus of infringement claims. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. In addition, these risks are difficult to quantify in light of the continuously evolving nature of laws and regulations governing the Internet. Any claim relating to proprietary rights, whether meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements, and we can not assure you that we will have adequate insurance coverage or that royalty or licensing agreements will be available on terms acceptable to us or at all.

      We cannot be certain that we will be able to protect our intellectual property, and we may be found to infringe on proprietary rights of others, which could harm our business.

      Our intellectual property is important to our business, and we seek to protect our intellectual property through copyrights, trademarks, patents, trade secrets, confidentiality provisions in our customer, supplier and strategic relationship agreements, nondisclosure agreements with third parties, and invention assignment agreements with our employees and contractors. We cannot assure you that measures we take to protect our intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

      In addition, we could be subject to intellectual property infringement claims by others. Potential customers may be deterred from distributing content over the Internet for fear of infringement claims. The music industry in particular has recently been the focus of heightened concern with respect to copyright infringement and other misappropriation claims, and the outcome of developing legal standards in that industry is expected to affect music, video and other content being distributed over the Internet. If, as a result, potential customers forego distributing traditional media content over the Internet, demand for our digital media services and applications could be reduced which would harm our business. The music industry in the U.S. is generally regarded as extremely litigious in nature compared to other industries and we could become engaged in litigation with others in the music industry. Claims against us, and any resultant litigation, should they occur in regard to any of our digital media services and applications, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Further, we plan to offer our digital media services and applications to customers worldwide including customers in foreign countries that may offer less protection for our intellectual property than the United States. Our failure to protect against misappropriation of our intellectual property, or claims that we are infringing the intellectual property of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

      We must enhance our existing digital media services and applications, and develop and introduce new services and applications to remain competitive in that segment. Any failure to do so in a timely manner will cause our results of operations to suffer.

      The market for digital media services is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

•	Identify and respond to emerging technological trends in the market;

•	Enhance our products by adding innovative features that differentiate our digital media services and applications from those of our competitors;

•	Develop, acquire and license leading technologies;

•	Bring digital media services and applications to market and scale our business and operations on a timely basis at competitive prices; and

•	Respond effectively to new technological changes or new product announcements by others.

      We will not be competitive unless we continually introduce new services and applications or enhancements to existing services and applications that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

      The technology underlying our services and applications is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

      The technology underlying our digital media services and applications is complex and includes software that is internally developed and software licensed from third parties, including open source software. These software products may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our digital media services are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

•	Damage our reputation;

•	Cause our customers to initiate product liability suits against us;

•	Increase our product development resources;

•	Cause us to lose sales; and

•	Delay market acceptance of our digital media services and applications.

      We do not possess product liability insurance, and our errors and omissions coverage is not likely to be sufficient to cover our complete liability exposure.

      Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

      Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Our systems and operations are susceptible to, and could be damaged or interrupted by a number of security and stability risks, including: outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. We do not have complete redundancy in our webcasting facilities and therefore any damage or destruction to these would significantly harm our webcasting business. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Websites and network communications. A sudden and significant increase in traffic on our Websites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures.

      Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We also depend on Web browsers, ISPs and online service providers to provide access over the Internet to our product and service offerings. Many of these providers have experienced significant outages or interruptions in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. These types of interruptions could continue or increase in the future.

      The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

      Our services are complex and are deployed in complex environments and therefore may have errors or defects that could seriously harm our business.

      Our services are highly complex and are designed to be deployed in and across numerous large complex networks. Our digital distribution activities are managed by sophisticated software and computer systems. From time to time, we have needed to correct errors and defects. In addition, we must continually develop and update these systems over time as our business and business needs grow and change and these systems may not adequately reflect the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors and defects that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Websites could be less attractive to such entities or individuals and our business could be harmed.

      Our transmission capacity is not entirely in our control, as we rely in part on transmission capacity provided by third parties. Insufficient transmission capacity could result in interruptions in our services and loss of revenues.

      Significant portions of our business are dependent on providing customers with efficient and reliable services to enable customers to broadcast content to large audiences on a live or on-demand basis. Our operations are dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

      We have identified material weaknesses in our internal control over financial reporting which likely will result in an adverse opinion on internal control over financial reporting being issued by our independent registered public accounting firm in connection with their annual attestation process.

      In August 2004, our audit committee was advised by PricewaterhouseCoopers LLP, or PwC, our independent registered public accounting firm for the period from June 6, 2002 through August 31, 2004,

that during their review of our unaudited interim financial statements for the quarter ended June 30, 2004, they had identified material weaknesses, as defined in Public Company Accounting Oversight Board Standard No. 2, in our internal control over financial reporting. These matters are:

•	Insufficiently skilled personnel compounded by a lack of human resources and expected near-term significant turnover with Loudeye’s accounting and financial function. Also, Loudeye must improve controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel.

•	Insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

These material weaknesses resulted in deficiencies in the processes, procedures and competencies within our accounting and financial reporting function and contributed to post-closing adjustments and delays in the completion and filing of our June 30, 2004 Form 10-Q.

      Although we are undertaking a number of initiatives to address these material weaknesses, we will be unable to demonstrate through testing that we have remediated these material weaknesses as of December 31, 2004. In addition, we may identify additional significant deficiencies or material weaknesses in our internal control over financial reporting as of December 31, 2004. Our assessment that material weaknesses in our internal control over financial reporting existed as of December 31, 2004, will result in management assessing that our internal control over financial reporting is not effective as of that date. We expect that our independent registered public accounting firm will issue an adverse opinion on our internal control over financial reporting as of December 31, 2004, at a minimum as a result of management’s inability to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004 because our remediation efforts of the material weaknesses discussed above were not complete as of the December 31, 2004 measurement date.

      The existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period.

      Our operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates and changes in regulations that govern international transactions.

      We sell our products worldwide. As a result of our acquisition of OD2, we have substantial operations in the United Kingdom, France, Germany and Italy. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

•	Changes in tariff regulations;

•	Political instability, war, terrorism and other political risks;

•	Foreign currency exchange rate fluctuations;

•	Establishing and maintaining relationships with local distributors and dealers;

•	Lengthy shipping times and accounts receivable payment cycles;

•	Import and export licensing requirements;

•	Compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;

•	Greater difficulty in safeguarding intellectual property than in the U.S.;

•	Challenges caused by distance, language and cultural differences;

•	Potentially adverse tax consequences;

•	Difficulty in staffing and managing geographically diverse operations; and

•	Higher costs associated with doing business internationally.

      These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those of local competitors in other countries, reducing the demand for our products.

      Our business and operations may be especially subject to the risks of earthquakes and other natural catastrophes.

      Our U.S. computer and communications infrastructure is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake and volcanic events. We do not have fully redundant systems, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

Risks Related to Our Industry

      Digital media distribution services in general are new and rapidly evolving and may not prove to be viable business models.

      Digital media distribution services are a relatively new business model for delivering digital media over electronic mediums, including the Internet. It is too early to predict whether consumers will accept online music services in significant numbers and accordingly whether the services will be financially viable. If digital media distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

      We must provide digital rights management solutions that are acceptable to both content providers and consumers.

      We must also provide digital rights management solutions and other security mechanisms in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available. No assurance can be given that such solutions will be available to us upon reasonable terms, if at all. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

      Our industry is experiencing consolidation that may intensify competition.

      The Internet and digital media services industries are undergoing substantial change that has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have failed or are being acquired by larger entities. As a result, we are increasingly competing with larger competitors which have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	Competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

•	Competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in certain formats, thus impairing our content selection and our ability to attract customers;

•	Suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	A competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

•	Other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content; or which could significantly change the market for our products and services.

Any of these results could put us at a competitive disadvantage that could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet the competitive threat, which could also harm our operating results.

      Our business could be harmed by a lack of availability of popular content.

      Our digital media services business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. Hit products are important because they generate consumer interest. We depend upon the music content providers to continue to produce hit products. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

      The growth of our business depends on the increased use of the Internet and wireless networks for communications, electronic commerce and advertising.

      The growth of our business depends on the continued growth of the Internet and wireless networks as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if such usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet and wireless networks as viable commercial channels, and identifying additional viable revenue models for digital media-based businesses. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service, and necessary increases in bandwidth availability and access on an affordable basis, remain largely unresolved and may affect the amount and type of business that is conducted over such mediums, and may adversely affect our ability to sell our products and services and ultimately impact our business results and prospects.

      If usage of the Internet and wireless networks grows, the respective infrastructure may not be able to support the demands placed on them by such growth, specifically the demands of delivering high-quality media content. As a result, the performance and reliability of such mediums may decline. In addition, the Internet and wireless networks have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the relevant network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, overall usage, as well as the usage of our products and services could grow more slowly or decline.

      If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance, and our business may be harmed.

      We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online media distribution services may not achieve broad market acceptance and our business and prospects could be harmed. Congestion over the Internet and data loss may interrupt audio and video streams, resulting in unsatisfying user experiences. The success of digital media distribution over the Internet depends on the continued rollout of broadband access to consumers on an affordable basis. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has delayed broader-based adoption of the Internet as a media distribution medium. Our business and prospects may be harmed if the rate of adoption does not increase.

      More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our products and services that will gain widespread adoption by users of such devices.

      In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, may increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but these devices are in an early stage of development and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.

      Government regulation could adversely affect our business prospects.

      Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, European countries, and other countries, and in states, provinces and local jurisdictions, with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

      There is uncertainty regarding how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws was adopted before the advent of the Internet and related technologies and does not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	Limit the growth of the Internet;

•	Create uncertainty in the marketplace that could reduce demand for our products and services;

•	Increase our cost of doing business;

•	Expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Websites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Websites;

•	Lead to increased product development costs or otherwise harm our business; or

•	Decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

      The Digital Millennium Copyright Act, or DMCA, includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which are determined by arbitration proceedings, known as CARP proceedings, supervised by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these CARP proceedings and may elect instead to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies.

      Such licenses may apply only to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our customers may be affected by these rates, which may negatively affect our revenue. Several CARP proceedings are pending for subscription music services and services that deliver digital downloads of music, and the outcome of these CARPs will also likely affect our business in ways that we cannot predict. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

      The Child Online Privacy Protection Act imposes liability on persons collecting personal information from children under the age of 13. The Child Online Protection Act imposes civil and criminal penalties on persons distributing material harmful to minors over the Internet to persons under the age of 17. The manner in which these Acts may be interpreted and enforced cannot be fully determined. For example, while the Supreme Court recently upheld an injunction of the enforcement of the Child Online Protection Act because it likely violates the First Amendment of the US Constitution, it is possible that the courts will ultimately find the act enforceable. If the Child Online Protection Act is ultimately found to be unenforceable it is possible that Congress would enact new legislation aimed at preventing the distribution of materials that might be harmful to minors. If it is determined that we fail to conform to any such law we could face fines or civil penalties.

      There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

      We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

      Many of our products are interactive applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

Risks Related to Our Common Stock

      Our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

      We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Raising funds through the issuance of equity securities will dilute the ownership of our existing stockholders. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to the market price of our common stock. A negative reaction by investors and securities analysts to any discounted sale of our equity securities could result in a decline in the trading price of our common stock.

      Some provisions of our amended and restated certificate of incorporation and amended bylaws and of Delaware law may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

      Some of the provisions of our amended and restated certificate of incorporation and amended bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares possibly at a premium over the then market price.

      For example, our board of directors is divided into three classes. At each annual meeting of stockholders, the terms of approximately one-third of the directors will expire, and new directors will be elected to serve for three years. It will take at least two annual meetings to effect a change in control of our board of directors because a majority of the directors cannot be elected at a single meeting, which may discourage hostile takeover bids.

      In addition, our amended and restated certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current stockholders’ control.

      Our amended bylaws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any person other than management to introduce business at a duly-called meeting by requiring such other person to follow certain notice procedures.

      Finally, we are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

delay or prevent a change of control and prevent changes in our management, even if such things would be in the best interests of our stockholders.

      Securities analysts may not continue to cover our common stock or may issue negative reports, and this may have a negative impact on our common stock’s market price.

      There is no guarantee that securities analysts will continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect our common stock’s market price. The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about our business or us. If one or more of the analysts who cover us downgrades our stock, our stock price may decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently adopted rules mandated by the Sarbanes-Oxley Act of 2002, and a global settlement reached between the SEC, other regulatory analysts and a number of investment banks in April 2003, may lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will now be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as our company, to attract independent financial analysts that will cover our common stock, which could have a negative effect on our market price.

      Market fluctuations and volatility could cause the trading price of our common stock to decline and limit our ability to raise capital.

      Our common stock trades on the Nasdaq SmallCap Market. Our common stock has experienced extreme price and volume fluctuations to date. In the future, the market price and trading volume of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

•	Our anticipated or actual operating results;

•	Developments concerning our technologies and market offerings;

•	Technological innovations or setbacks by us or our competitors;

•	Conditions in the digital media and Internet markets;

•	Announcements of merger or acquisition transactions; and

•	Other events or factors and general economic and market conditions.

      In the past, securities class action litigation has been brought against companies that experienced volatility in the trading price of their securities. Market fluctuations in the price of our common stock could also adversely affect our ability to sell equity securities at a price we deem appropriate.

      Future sales of our common stock or the perception that future sales could occur, may adversely affect our common stock price.

      If a large number of shares of our common stock are sold in the open market or if there is a perception that such sales could occur, the trading price of our common stock could decline materially. In addition, the sale of these shares, or possibility of such sale, could impair our ability to raise capital through the sale of additional shares of common stock.

      As of September 30, 2004, we had on file with the SEC effective registration statements for a total of approximately 30 million shares for resale by selling stockholders, representing approximately 29.7% of our common stock then outstanding. The selling stockholders under effective registration statements will be permitted to sell their registered shares in the open market from time to time without advance notice to us or to the market and without limitations on volume.

      We are obligated to file the registration statement of which this prospectus is a part covering the resale of 13,949,849 shares issued or issuable upon exercise of options in connection with our acquisition of

4,667,608 shares issued by us as of January 31, 2005, to satisfy initial deferred consideration payment obligations to former OD2 shareholders and any additional shares we may issue to satisfy the remaining up to £13.7 million (approximately $25.9 million based on exchange rates as of January 31, 2005) of deferred and contingent payment obligations. In addition, we are required to file a registration statement covering the resale of 16,800,007 shares of our common stock and 5,040,002 underlying warrants to purchase shares of our common stock that we issued in a private placement to a limited number of accredited investors in December 2004.

      Sales of shares pursuant to exercisable options and warrants could also lead to subsequent sales of the shares in the public market. These sales, together with sales of shares by the selling stockholders, could depress the market price of our stock by creating an excess in supply of shares for sale. Availability of these shares for sale in the public market could also impair our ability to raise capital by selling equity securities.

      We are not compliant with listing standards of the Nasdaq Stock Market requiring a majority of our directors to be independent and that our audit committee consist of at least three independent directors.

      On February 2, 2005, we received a notice from The Nasdaq Stock Market that we no longer comply with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Marketplace Rule 4350, which include that our board must consist of a majority of independent directors and that we must have at least three independent directors on our audit committee. Consistent with Marketplace Rules 4350(c)(1) and 4350(d)(4), we have a cure period until the earlier of our next annual meeting of stockholders or January 31, 2006, in order to regain compliance. In the event we do not regain compliance within this period, the Nasdaq Stock Market has informed us that the Staff of the Nasdaq Stock Market will provide us with a written notification that our shares will be delisted and, at that time, we may appeal such determination to delist to a Nasdaq Listings Qualifications Panel. We are currently conducting a search process to identify a qualified individual to join our board of directors and certain committees of our board of directors, including our audit committee, in order to regain compliance with these requirements.

      If our stock price trades below $1.00 per share for an extended period of time we may be delisted from the Nasdaq SmallCap Market

      In September and October 2004, our common stock traded at prices below $1.00 per share. If our stock price trades below $1.00 per share for an extended period, it may be delisted from the Nasdaq SmallCap Market, which would have an adverse effect on our business and on the trading of our common stock. In order to maintain compliance with Nasdaq SmallCap listing standards, we may consider several strategies, including without limitation a reverse stock split. We cannot predict what effect a reverse stock split would have on the market price of our common stock or our ability to maintain compliance with the listing standards of the Nasdaq SmallCap market. If a delisting of our common stock were to occur, our common stock would trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. Such alternatives are generally considered to be less efficient markets, and our stock price, as well as the liquidity of our common stock, may be adversely impacted as a result.

      Recently enacted and proposed changes in securities laws and regulations have increased and will continue to increase our costs.

      The Sarbanes-Oxley Act of 2002 along with other recent and proposed rules from the Securities and Exchange Commission and Nasdaq have required changes in our corporate governance, public disclosure and compliance practices. Many of these new requirements have increased and will continue to increase our legal and financial compliance costs, and make some corporate actions more difficult. These developments could make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments also could make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.

      The large number of holders and lack of concentration of ownership of our common stock may make it difficult for us to reach a quorum or obtain an affirmative vote of our stockholders at future stockholder meetings.

      Our stock is held in a large number of individual accounts with no one registered holder or group of registered holders individually accounting for more than 6% of our outstanding common stock. As a result, it may be difficult for us to reach a quorum or obtain an affirmative vote of a majority of our stockholders where either of those thresholds are measured based on the total number of shares of our common stock outstanding. Difficulty in obtaining a stockholder vote could impact our ability to complete any strategic transaction requiring stockholder approval or effect basic corporate governance changes, such as an increase in the authorized number of shares of our common stock.

      As a result of accounting regulations which become applicable to us on July 1, 2005 that require companies to expense stock options, our expenses will increase and our stock price may decline.

      A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board (FASB) has adopted rule changes with an effective date beginning July 1, 2005 requiring expensing of stock options. Currently, we include such expenses on a pro forma basis in the notes to our annual financial statements in accordance with accounting principles generally accepted in the United States, but do not include stock option expense for employee options in our reported financial statements. This change in accounting standards will require us to expense stock options, and as a result our reported expenses will increase significantly.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases like “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “Loudeye believes,” “Loudeye intends,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus.

      Because the factors discussed in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. An aggregate of 2,202,291 shares of common stock offered by this prospectus are issuable only upon the exercise of stock options by the selling stockholders. Upon exercise of all such stock options we would receive cash proceeds of $2,202. There can be no assurance any of these options will be exercised by the selling stockholders, that any of the underlying shares of common stock will be sold hereunder or that we will receive any proceeds from the exercise of such stock options. Any such proceeds would be used for general corporate purposes.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. The terms of our credit agreement restrict our ability to pay dividends, and in the future the terms of other credit agreements or contractual provisions may impose restrictions or limitations on the payment of dividends.

MARKET PRICE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “LOUD.” On January 31, 2005 the closing sale price of our common stock, as reported on the Nasdaq SmallCap Market was $1.53. As of January 31, 2005, there were approximately 469 registered holders of our common stock.

      The following table sets forth the range of high and low bid prices for our common stock as reported on the Nasdaq SmallCap Market for the indicated quarterly fiscal periods:

	High	Low

January 1 - March 31, 2002	$1.24	$0.58
April 1 - June 30, 2002	$0.70	$0.35
July 1 - September 30, 2002	$0.40	$0.25
October 1 - December 31, 2002	$0.55	$0.28
January 1 - March 31, 2003	$0.55	$0.21
April 1 - June 30, 2003	$1.89	$0.18
July 1 - September 30, 2003	$3.48	$0.70
October 1 - December 31, 2003	$2.98	$1.35
January 1 - March 31, 2004	$2.57	$1.81
April 1 - June 30, 2004	$2.19	$1.23
July 1 - September 30, 2004	$1.69	$0.78
October 1 - December 31, 2004	$3.02	$0.90
January 1 - January 31, 2005	$2.13	$1.45

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2003, 2002 and 2001 and balance sheet data as of December 31, 2003 and 2002 have been derived from our audited financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2000 and 1999 and selected consolidated balance sheet data as of December 31, 2001, 2000, and 1999 have been derived from our audited consolidated financial statements that are not included in the prospectus. The selected consolidated balance sheet data and selected consolidated statements of operations data for each of the years ended December 31, 2001, 2000 and 1999 have been derived from consolidated financial statements that were audited by independent auditors who have ceased operations. The selected consolidated statements of operations data for the nine months ended September 30, 2004 and 2003 and balance sheet data as of September 30, 2004 are derived from unaudited interim financial statements included elsewhere in this prospectus. The unaudited interim financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The unaudited interim results of operations for the nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full years. The historical results are not necessarily indicative of results to be expected for any future period. All amounts are presented in thousands except for per share amounts.

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
Consolidated Statements of Operations Data
REVENUES	$10,202	$9,024	$11,948	$12,681	$10,388	$11,537	$2,645
COST OF REVENUES(2)	6,725	5,788	7,206	13,313	12,737	12,388	2,870

Gross profit (loss)	3,477	3,236	4,742	(632)	(2,349)	(851)	(225)
OPERATING EXPENSES
Research and development(2)	2,668	1,368	1,688	3,159	9,719	6,784	1,248
Sales and marketing(2)	2,949	2,867	3,286	7,667	9,409	14,621	3,982
General and administrative(2)	7,990	6,106	7,778	11,375	11,102	8,079	3,612
Amortization of intangibles and other assets	591	943	1,100	3,043	8,173	7,693	302
Stock-based compensation(2)	186	954	1,298	(383)	359	5,409	1,554
Special charges — goodwill impairments(3)	—	5,307	5,307	—	9,418	—	—
Special charges — other(3)	300	3,130	3,392	6,846	27,843	947	—

Total operating expenses	14,684	20,675	23,849	31,707	76,023	43,533	10,698

OPERATING LOSS	(11,207)	(17,439)	(19,107)	(32,339)	(78,372)	(44,384)	(10,923)
OTHER INCOME (EXPENSE), net
Interest income	325	262	347	1,149	3,157	5,767	204
Interest expense	(176)	(180)	(286)	(631)	(1,181)	(907)	(183)
Increase in fair value of common stock warrants	—	(222)	(248)	—	—	—	—
Gain on sale of media restoration business	113	—	—	—	—	—	—
Other income, net	186	119	120	659	—	—	—

Total other income (expense)	448	(21)	(67)	1,177	1,976	4,860	21

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
NET LOSS	(10,759)	(17,460)	(19,174)	(31,162)	(76,396)	(39,524)	(10,902)
Beneficial conversion feature	—	—	—	—	—	—	(14,121)

NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(10,759)	$(17,460)	$(19,174)	$(31,162)	$(76,396)	$(39,524)	$(25,023)

Net loss per share — basic and diluted	$(0.15)	$(0.37)	$(0.39)	$(0.75)	$(1.84)	$(1.33)	$(4.62)

Weighted average shares — basic and diluted(4)	71,149	47,659	49,797	41,393	41,429	29,774	5,411

	At	At December 31,
	September 30,
	2004	2003	2002	2001	2000(1)	1999

	(unaudited)
Consolidated Balance Sheet Data
Cash, cash equivalents and marketable securities	$24,731	$21,940	$11,758	$60,941	$94,989	$49,803
Restricted cash	305	316	1,500	—	—	—
Working capital	5,128	16,781	7,883	55,753	90,018	44,032
Total assets	80,121	27,044	29,529	80,883	132,676	76,775
Accrued acquisition consideration	14,819	—	1,059	3,000	—	—
Long-term obligations, less current portion	1,250	2,135	591	22,532	7,324	1,963
Total stockholders’ equity	42,935	17,033	20,352	49,194	116,068	67,489

(1)	Includes the results of Alive.com, which was acquired in December 1999, and six months of the results of Vidipax, which was acquired in June 2000. We completed the sale of this media restoration business in May 2004. In addition, the increase in sales and marketing expenses was primarily due to an increase in the direct sales force in 2000, commissions paid on the increased sales over the same period in 1999, marketing related to key service and application launches, expanded advertising and trade-show related expenses, and costs associated with negotiating rights agreements with recording companies. The acquisition of Vidipax in June 2000 and subsequent disposition in 2004, as well as other acquisition disposition activity in other periods reduces the reliability of period-to-period comparisons.

(2)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000(1)	1999

	(unaudited)
Cost of revenues	$82	$44	$62	$(34)	$30	$456	$131
Research and development	70	32	57	(21)	19	283	81
Sales and marketing	45	38	47	(55)	50	749	215
General and administrative	71	884	1,194	(307)	260	3,921	1,126

(3)	Includes special charges recorded related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. The following table summarizes the charges included in the consolidated statements of operations above:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Goodwill impairment	$—	$5,307	$5,307	$—	$9,418	$—	$—
Intangible assets impairment	—	685	685	1,437	11,938	—	—
Property and equipment impairment	—	601	670	2,029	6,534	453	—
Employee severance and termination benefits	—	501	501	1,890	3,177	310	—
Facilities related charges	300	465	658	1,490	6,194	184	—
Other restructuring charges	—	878	878	—	—	—	—

(4)	Net loss per share – basic represents net loss divided by the weighted average shares of common stock outstanding during the period. Net loss per share – diluted represents net loss divided by the weighted average shares outstanding, including the potentially dilutive impact of stock options and warrants (converted using the treasury stock method) and common stock issuable upon the conversion of convertible preferred stock (using the if-converted method). For all periods presented, common equivalent shares are excluded from the calculation because their effect is anti-dilutive. The following numbers of shares have been excluded using this method:

	Nine Months Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Options	13,025	7,221	6,684	8,059	8,206	5,603	4,223
Warrants	1,041	1,100	1,028	263	140	140	691

Shares excluded	14,066	8,321	7,712	8,322	8,346	5,743	4,914

The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share:

	Nine Months
	Ended
	September 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(unaudited)
Weighted average shares outstanding	71,149	47,660	49,798	41,416	41,607	31,144	5,704
Weighting of shares subject to repurchase	—	(1)	(1)	(23)	(178)	(1,370)	(293)

Weighted average shares used to calculate basic and diluted earnings per share	71,149	47,659	49,797	41,393	41,429	29,774	5,411

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

      The following management’s discussion and analysis is intended to provide information necessary to understand our audited historical and unaudited interim condensed consolidated financial statements and highlight certain other information which, in the opinion of management, will enhance a reader’s understanding of our financial condition, changes in financial condition and results of operations. It is organized as follows:

•	The section entitled “Loudeye Background,” briefly describes our principal operational activities.

•	“Liquidity and Capital Resources” discusses our liquidity and cash flows, factors that may influence our future cash requirements and the status of certain contractual obligations, in particular with respect to our acquisition of OD2.

•	“Results of Operations” discusses the primary factors that are likely to contribute to significant variability of our results of operations from period to period and then provides detailed narrative regarding significant changes in our results of operations for the following periods:

•	the three and nine months ended September 30, 2004 compared to the three and nine months ended September 30, 2003;

•	the year ended December 31, 2003 compared to the year ended December 31, 2002; and

•	the year ended December 31, 2002 compared to the year ended December 31, 2001.

•	The “Quarterly Results of Operations” table presents our unaudited quarterly results of operations for the eleven quarters ended September 30, 2004.

•	“Critical Accounting Policies and Estimates” discusses each of our most critical accounting policies including revenue recognition, long-lived assets, including goodwill and other acquired intangible assets, exit costs, litigation, and income tax valuation allowance.

•	“Contractual Obligations” discusses our contractual obligations as of December 31, 2003 and September 30, 2004.

•	“Off-Balance Sheet Arrangements” discusses contingent consideration payment obligations to the former shareholders of OD2 and certain indemnification obligations.

•	“Quantitative and Qualitative Disclosures About Market Risk” discusses factors that could affect our financial results, in particular foreign exchange rate fluctuations.

•	“Change in Accountants” addresses our engagement of Moss Adams LLP and the resignation of PricewaterhouseCoopers LLP, or PwC, in August 2004, as well as certain material weaknesses in our internal controls over financial reporting identified by PwC in connection with their review of our quarterly report for the period ended June 30, 2004.

•	“Legal Proceedings” discusses the status of certain litigation.

Loudeye Background

      Loudeye is a worldwide leader in business-to-business digital media solutions that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management, distribution and sale of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing applications and e-commerce platform, combined with technical infrastructure and back-end solutions, comprise an end-to-end solution, from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music download stores, wireless music services, streaming Internet radio and music sample services. Our outsourced solutions can increase time-to-market while reducing the complexity and cost of deployment compared with internal solutions, and they enable our customers to provide branded digital media offerings to their users while supporting a variety of digital media technologies and consumer business models.

Acquisition of OD2

      In June 2004, we acquired OD2, one of the largest digital music providers in Europe, creating what we believe is the world’s largest business-to-business focused digital media company, providing outsourced digital media solutions to many of the world’s digital media businesses. The combined company now serves more than 200 customers in over 20 countries, including the U.S., adding European customers such as The Coca-Cola Company, Microsoft Corporation’s MSN, MTV Networks (a division of Viacom International), Virgin Megastores (a division of the Virgin Group), HMV Group plc and other retailers, Internet portals and Internet service providers, telecommunications companies and commercial radio stations throughout Europe and in Australia and South Africa. This acquisition supports our commitment to providing global services by broadening our reach and capabilities into key geographic regions including Europe, the second largest music market in the world, and Australia. In addition, this acquisition expands our content management and anti-piracy content protection services into Europe and will enable us to leverage OD2’s reach to expand our business into new markets. More information on the terms of the acquisition is provided below under “Liquidity and Capital Resources — Acquisition of On Demand Distribution Limited.”

The Loudeye Solution

      During 2003 and the first nine months of 2004, we provided our services via two primary business segments, Digital Media Services and Media Restoration Services. In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, we anticipate media restoration services will represent an insignificant portion of our revenue and operations for the remainder of 2004 and beyond.

      Digital Media Services. We provide a full service business-to-business digital media solution that allows our customers to deploy, rapidly and cost effectively, their own privately branded digital media service. Our solution is the culmination of our significant investments in our systems and infrastructure. Some of the key features of our solution include:

•	Web enabled architecture;

•	Archive of nearly 5.0 million music tracks in uncompressed, digital master format;

•	Highly scalable and reliable operations;

•	Support for multiple media players and digital media formats;

•	Support for multiple transmission speeds, or bit rates; and

•	Extensive, transferable content rights and experience working with major and independent record labels.

      Media Restoration Services. Our media restoration services segment has performed services to restore and migrate legacy media archives to current media formats. We recognized revenues as services were rendered and we had no continuing involvement in the goods and services delivered, which generally was the date the finished media was shipped to the customer.

Significant Trends and Developments in our Industry

      The media industry is in the midst of a significant transition. Business models are changing to incorporate the migration of media content from analog to digital and from physical packaging and distribution to electronic distribution. The changing business models reflect the increase in consumer adoption of broadband connectivity and the introduction of new consumer electronics devices, such as personal MP3 players, and the incorporation of new technologies and features in traditional devices. Along with the new consumer electronics devices, media formats and technologies have evolved at a rapid pace, and standards have not been established by the industry or marketplace. Finally, the emergence of peer-to-peer services and illegitimate file sharing, combined with the increased consumer adoption of digital media, has contributed to significant declines in physical CD sales in the music sector. As a result, content owners are beginning to embrace the legitimate digital distribution channel. To date, these trends have impacted primarily the music sector of the media industry, but we anticipate that the video sector will experience many of the same trends in the future.

      Digital media distribution represents a significant challenge for companies that want to enter or stay competitive in the space. Problems to overcome include the following:

•	Obtaining rights from content owners;

•	Obtaining access to digital masters of the content;

•	Supporting multiple competing digital media formats and codecs to meet the needs of competing media players;

•	Supporting multiple bit rates and quality levels for different Internet connection speeds;

•	Supporting multiple content protection technologies, including digital rights management (DRM) platforms;

•	Complex reporting and auditing requirements of content owners;

•	Obtaining local content rights, in particular across Europe;

•	Supporting multiple languages and currencies; and

•	Significant upfront investment to develop a comprehensive solution and continued investment to keep pace with technology changes and content additions.

Liquidity and Capital Resources

      In December 2004, we entered into a subscription agreement with a limited number of accredited investors pursuant to which we sold and issued to such investors 16,800,007 shares of our common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. We also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. The transaction resulted in net proceeds to Loudeye of approximately $23.5 million. We have agreed to file a registration statement covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants.

      As of September 30, 2004, we had approximately $5.1 million of working capital and $24.7 million of cash and cash equivalents, and marketable securities. These funds reflect net proceeds of $18.9 million from our sale of common stock in a private placement in February 2004. In addition, $305,000 of restricted cash is held in investment accounts that serve as collateral for standby letters of credit for certain of our capital lease and other obligations.

      Loudeye acquired OD2 on June 22, 2004. Under the terms of the OD2 transaction, as of September 30, 2004, we were obligated to pay an additional £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for in our financial statements) through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, we are exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration Loudeye must pay to the former OD2 shareholders. We may elect to pay amounts due to OD2’s former shareholders in shares of Loudeye’s common stock. In December 2004, we issued 1,638,490 shares of our common stock to former OD2 shareholders, 243,407 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004). In addition, we issued 4,667,608 shares of our common stock to former OD2 shareholders, 693,402 of which are being held in escrow pursuant to the terms of the OD2 transaction to satisfy the second deferred consideration payment obligation totaling approximately £4.7 million (approximately $8.4 million based on exchange rates as of September 30, 2004). We are obligated to register these shares under the terms of the OD2 transaction. We may be required to pay up to £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      We have incurred net losses and negative cash flows from operations since inception and had an accumulated deficit of $203.6 million at September 30, 2004. Our operating expenses have increased as a result of the OD2 acquisition. Historically, we have funded our operations through sales of equity securities, borrowings under our credit facilities and proceeds from exercises of stock options and warrants. However, there can be no assurance that our cash balances after December 31, 2004 will be sufficient to sustain our operations until profitable operations and positive cash flows are achieved.

      Accordingly, we may require additional capital or debt financing subsequent to December 31, 2004 to fund our operations. There can be no assurance that additional capital or debt will be available to us on acceptable terms, or at all. If we lack necessary cash or debt financing capacity during 2005, we might have to delay or abandon some or all of our development plans or otherwise forego market opportunities. Our inability to execute on our strategy could result in increased expenses and decreased revenues, either or both of which could seriously harm our business, results of operations and financial condition subsequent to December 31, 2004.

      Net cash used in operating activities was $9.8 million for first nine months of 2004. Cash used in operating activities resulted primarily from a net loss of $10.8 million, offset partially by non-cash charges for depreciation and amortization and stock-based compensation aggregating $2.3 million, an increase in deferred revenue of $2.5 million and an increase in other assets and liabilities of approximately $3.6 million.

      Net cash used in investing activities was $9.8 million in the first nine months of 2004, consisting principally of the net purchases of short-term investments of $5.8 million to invest a portion of the proceeds from our private equity financing in February 2004 and purchases of property and equipment of $4.4 million, consisting principally of equipment to upgrade the storage and access systems for our digital music archive and investments in capital equipment for our Overpeer anti-piracy service offering. In addition, net cash of approximately $555,000 was used related to our acquisitions of OD2 and Overpeer.

      Net cash provided by financing activities was $16.9 million for the first nine months of 2004, consisting primarily of net proceeds from the private equity financing in February 2004 of $18.9 million and proceeds from the exercise of stock options of $222,000, offset partially by principal payments on our debt and capital lease obligations of $1.0 million and the repayment in full of our line of credit for $1.3 million.

      We are subject to various debt covenants and other restrictions, including the requirement for early payments upon the occurrence of certain events, including sales or transfers of ownership or control. If we violate these covenants or restrictions, our lenders could require repayment of outstanding borrowings and our credit rating and access to other financing could be adversely affected.

      We were notified by Silicon Valley Bank on October 7, 2004 that we were not in compliance with two restrictive financial covenants that require us to maintain a certain quick ratio and a minimum tangible net worth, each as defined in the loan agreement. We subsequently established a certificate of deposit in the amount of $2.2 million, which was equal to the outstanding loan balance. As a result, we were notified by Silicon Valley Bank on October 11, 2004 that we had cured the default within the cure period. We will reflect the certificate of deposit as restricted cash on our December 31, 2004 balance sheet.

Acquisition of On Demand Distribution Limited

      The discussion below includes information that is not based on accounting principals generally accepted in the United States, or GAAP. To supplement our consolidated financial statements and information below that is presented on a GAAP basis, we have included this non-GAAP “pro forma” information, including the table below indicating the allocation of the purchase price we will have paid for OD2 including all shares and cash consideration held or to be held in escrow. Reconciliations of the non-GAAP information are included below. We believe these pro forma presentations enhance overall understanding of the total consideration we will pay for acquiring OD2, in particular with respect to the approximately 2.1 million escrow shares that we had issued as of September 30, 2004 and the 15%, or approximately $2.6 million (based on exchange rates as of September 30, 2004), of additional consideration that we are required to pay subsequent to September 30, 2004, which are not reflected from an accounting perspective, and is used by management for that purpose. Although management believes the above non-GAAP information enhances a reader’s understanding of the OD2 acquisition, this non-GAAP information does not reflect GAAP accounting for the acquisition as of September 30, 2004. Accordingly, readers should consider this pro forma information together with the GAAP information above, rather than as an alternative to GAAP basis financial measures.

      In June 2004, we commenced a tender offer to acquire 100% of the outstanding shares of OD2, a privately held digital music provider based in Europe. We acquired 93% of the shares of OD2 upon commencement of the tender offer. As of August 17, 2004, we had acquired the remaining 7% of OD2’s shares on the same terms from the remaining shareholders of OD2.

      The consideration for the transaction consisted of the following elements:

•	From a financial accounting perspective, we issued 9,065,919 shares of our common stock on June 22, 2004 and 599,259 shares of our common stock on August 25, 2004 to existing OD2 shareholders and option holders. On a pro forma basis, as of September 30, 2004, we issued a total of 11,737,547 shares of our common stock, which includes 2,072,369 shares held in escrow described further below.

•	We expect to issue up to 2,212,302 additional shares of our common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options which we assumed. Of these options, options to purchase 10,011 shares of our common stock have been exercised.

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by us for 18 months to satisfy claims we may have with respect to breaches of representations, warranties and covenants, indemnification claims and working capital adjustments. As of September 30, 2004, we had issued and placed in escrow 2,072,369 shares of our common stock to 17 former OD2 shareholders who had tendered their shares of OD2 stock as of that date. We are obligated to issue and place into escrow an additional 20,131 shares of our common stock to one individual upon exercise of Loudeye common stock options which were issued to such individual in exchange for his OD2 options.

•	We paid approximately $900,000 in cash to retire certain liabilities as of September 30, 2004, and in October 2004 we paid an additional $1.0 million to retire additional liabilities.

•	From a financial accounting perspective, as of September 30, 2004, we were obligated to pay to former OD2 shareholders an additional £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004), through November 30, 2005. On a pro forma basis, the full amount of the additional consideration we were obligated to pay as of September 30, 2004, totals £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004). The table below compares additional cash consideration to be paid to OD2 shareholders as reflected in our financial statements as of September 30, 2004, to the amount management believes we will be required to pay, which includes the 15% additional consideration to be paid into escrow.

	Amounts Reflected in
	Financial Statements, which
	Excludes Amounts to be
	Held in Escrow (approximate,		Full Consideration Payable
Payment Date	amounts in millions)		(approximate, amounts in millions)

November 30, 2004	£1.1, or $	1.9	£1.2, or $	2.2
January 31, 2005	£4.0, or $	7.2	£4.7, or $	8.4
May 31, 2005	£1.1, or $	1.9	£1.2, or $	2.2
November 30, 2005	£2.1, or $	3.8	£2.5, or $	4.5
Total	£8.3, or $	14.8	£9.6, or $	17.3

•	15% of the total additional consideration that we are required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.6 million, will be placed into escrow along with the escrow shares.

•	We are obligated to pay additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. We may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      In December 2004, we issued 1,638,490 shares of our common stock to former OD2 shareholders, 243,407 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004). We are obligated to register the resale of these shares under the terms of the OD2 transaction. In addition, we issued 4,667,608 shares of our common stock to former OD2 shareholders as of January 31, 2005, 693,402 of which are being held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.4 million based on exchange rates as of September 30, 2004).

      We issued promissory notes in aggregate principal amount of £1.9 million (approximately $3.4 million based on exchange rates as of September 30, 2004) to ten of OD2’s former shareholders. Our obligations under these notes are included within the £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004) of accrued acquisition consideration and within the approximately $2.6 million of additional consideration to be paid into escrow described above. The notes bear interest at 5% per annum and are repayable in unequal installments on December 30, 2004 and on January 31, May 31 and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we are required to pay on November 30, 2004 and on January 31, May 31 and November 30, 2005). Interest expense for the quarter ended September 30, 2004 was approximately $11,000. Aggregate interest expense over the terms of the notes will be included in interest expense and will be approximately £60,000 (approximately $108,000 based on exchange rates as of September 30, 2004). We may satisfy our payment obligations under the notes in cash or by issuing shares of our common stock to the noteholders. We satisfied the first installment obligation on December 30, 2004, by issuing 328,922 shares of our common stock, 59,463 of which are being held in escrow by us pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares we issued in December 2004 in respect of the initial deferred payment obligations. We satisfied the second installment obligation as of January 31, 2005, by issuing 937,009 shares of our common stock, 169,393 of which are being held in escrow pursuant to the terms of the OD2 transaction. These shares are included in the total 4,667,608 shares Loudeye issued in respect of the second deferred payment obligation. The number of shares which we would be required to issue at our election to satisfy future payment obligations under the notes will be determined based on our volume weighted average share price for a specified period prior to issuance.

      From a financial accounting perspective, the escrow shares and the 15%, or approximately $2.6 million, of additional consideration described above are not recorded as liabilities and the value of the shares held in escrow and the 15% additional consideration was not included in determining the cost of acquiring OD2 as of September 30, 2004, since the resolution of the escrow shares and 15% additional consideration is still pending. We will reflect the escrow shares as outstanding and the liability relating to the 15% additional consideration as accrued and record the value of both as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when management believes beyond a reasonable doubt that we will not state a claim pursuant to the terms of the escrow.

      Based on management’s internal analysis, excluding the impact of the escrow shares and 15% additional consideration discussed above, as of September 30, 2004 we have preliminarily recorded $35.7 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and our transaction related expenses. As of June 22, 2004, the initial purchase price excluded the 7% minority interest that Loudeye had not yet acquired related to the acquisition and included preliminary estimates of certain transaction consideration. As of August 17, 2004, we subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and September 30, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	June 22, 2004	Sept. 30, 2004

Transaction related expenses	$1,527	$1,527
Cash paid at closing	900	900
Cash due on certain liabilities assumed	1,878	978
Accrued acquisition consideration	13,654	15,104
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$35,732

      In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, we adjusted the accrued acquisition consideration recorded in our unaudited interim condensed consolidated balance sheet and recorded a foreign currency transaction gain of $0 and $183,000 in other income in the accompanying unaudited interim condensed consolidated statement of operations for the three and nine month periods ended September 30, 2004.

      In addition to the $35.7 million purchase price recorded at September 30, 2004, if

•	the 2,072,369 shares of common stock held in escrow by us were treated as outstanding,

•	the 15% of additional escrow consideration to be paid by us were treated as a liability, and

•	OD2’s deficit in net tangible assets at acquisition of $3.5 million was reflected as an additional component of consideration,

then the acquisition price would have been approximately $44.9 million, including the shares and additional consideration paid into escrow. The initial purchase consideration would be summarized as follows (amounts in thousands):

Assumption of certain liabilities	$1,878
Deficit in net tangible assets	3,501
Upfront stock consideration	14,015
Stock to be issued upon exercise of options	3,208
Stock consideration placed in escrow	3,005
Accrued acquisition consideration	15,104
Accrued acquisition consideration in escrow	2,664
Transaction related expenses	1,527

$44,902

      Under the terms of the offer, future cash consideration is payable in British pounds, and accordingly the corresponding U.S. dollar amounts set forth above may vary with fluctuations in the prevailing exchange rate. All future payments are payable in cash or, at our election, in shares of our common stock, the number of which will be determined based on our volume weighted average share price for a specified period prior to issuance. OD2 shareholders may also elect to receive promissory notes in lieu of any cash payments that we may be required to make. We have reserved approximately 2.0 million shares for stock option grants under our 2000 Stock Option Plan to employees of OD2 for future services.

      The number of shares we must issue should we elect to pay the additional £3.7 million (approximately $6.7 million based on exchange rates as of September 30, 2004) in remaining deferred payments, and up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) in contingent payments in shares will vary based upon the volume weighted average share price for a specified period prior to issuance. Because the pricing formula averages historical prices of our stock over periods of one to six months, the formula could result in an effective value for the shares which differs from the market value at the time of issuance. In the event of a decline in our stock price, or in the event the pricing formula results in a price substantially below market price at the time of payment, our board of directors could decide to pay certain amounts in cash rather than subject our stockholders to the dilution of lower-valued stock payments. Such a decision could also cause a significant strain on our cash resources. We may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      We believe that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our operations and meet our working capital and capital expenditure requirements for the next twelve months. Since we have incurred net losses since inception, we have relied on sales of equity securities, borrowings under our credit facilities and proceeds from exercises of stock options and warrants to fund our working capital needs. Such capital may not be available in the future if it is needed. The availability of such capital will depend on a number of factors, some of which are outside our control. These include general market conditions, conditions in the private equity and public markets, the then-current market price of our common stock, and our historical financial performance and future prospects. Our ability to raise capital could also be affected by any of the risks affecting our business discussed below under the heading “Factors That May Affect Our Business, Future Operating Results and Financial Condition.”

Results of Operations

Three and Nine Months Ended September 30, 2004 compared to 2003

      Percentage comparisons have been omitted within the following table where we do not consider them meaningful.

	Three Months Ended				Nine Months Ended
	September 30,		Variance		September 30,		Variance

	2004	2003	$	%	2004	2003	$	%

Revenues
Digital media services
Encoding services	$1,389	$825	$564	68%	$2,871	$1,771	$1,100	62%
Samples services	335	408	(73)	(18)%	1,235	1,320	(85)	(6)%
Internet radio and hosting services	43	180	(137)	(76)%	266	740	(474)	(64)%
Webcasting	470	911	(441)	(48)%	1,682	3,652	(1,970)	(54)%
Digital distribution services	1,902	83	1,819	2,192%	2,210	83	2,127	2,563%
Content protection services	941	—	941		1,641	—	1,641

	5,080	2,407	2,673	111%	9,905	7,566	2,339	31%
Media restoration services	—	404	(404)	(100)%	297	1,458	(1,161)	(80)%

Total revenues	5,080	2,811	2,269	81%	10,202	9,024	1,178	13%
Cost of revenues
Digital media services	3,480	1,191	2,289	192%	6,441	4,491	1,950	43%
Media restoration services	—	371	(371)	(100)%	284	1,297	(1,013)	(78)%

Total cost of revenues	3,480	1,562	1,918	123%	6,725	5,788	937	16%
Operating expenses
Research and development	1,325	399	926	232%	2,668	1,368	1,300	95%
Sales and marketing	1,478	486	992	204%	2,949	2,867	82	3%
General and administrative	3,798	1,614	2,184	135%	7,990	6,106	1,884	31%
Amortization of intangibles and other assets	325	157	168	107%	591	943	(352)	(37)%
Stock-based compensation	21	723	(702)	(97)%	186	954	(768)	(81)%
Special charges — goodwill impairments	—	—	—		—	5,307	(5,307)	(100)%
Special charges — other	350	—	350		300	3,130	(2,830)	(90)%

Total operating expenses	7,297	3,379	3,918	116%	14,684	20,675	(5,991)	(29)%
Interest income	139	75	64	85%	325	262	63	24%
Interest expense	(46)	(83)	37	(45)%	(176)	(180)	4	(2)%
Increase in fair value of common stock warrants	—	(222)	222	(100)%	—	(222)	222	(100)%
Gain on sale of media restoration business	273	—	273		113	—	113
Other income, net	—	20	(20)	(100)%	186	119	67	56%
Net income (loss)
Digital media services	$(5,604)	$(2,010)	$(3,594)	179%	$(10,822)	$(16,086)	$5,264	(33)%
Media restoration services	$273	$(330)	$603	(183)%	$63	$(1,374)	$1,437	(105)%

Net income (loss)	$(5,331)	$(2,340)	$(2,991)	128%	$(10,759)	$(17,460)	$6,701	(38)%

      Revenues. Revenues from digital distribution services for the three and nine months ended September 30, 2004 increased primarily due to the inclusion of a full quarter of revenues from our OD2 acquisition which was completed in late June 2004. Revenues from digital distribution services consist principally of digital download and subscription services, primarily from our acquisition of OD2 in June 2004, as well as existing ringtunes and rights clearing service offerings. Our product and service mix also changed significantly over the course of 2003 and 2004 after we restructured our management team and operations and changed our strategic direction at the end of the first quarter 2003. We shifted marketing emphasis away from webcasting and more toward other digital media services, primarily digital distribution services, as well as content protection services.

      Revenues from encoding services, samples services, and internet radio and hosting services generally fluctuate based on the volume of content delivered (for encoding services) and volume of content streamed (for samples and radio and hosting services). Such volume is driven primarily by our customers’ content needs and the level of activity on their websites. Consequently, a certain amount of fluctuation in these revenue sources is common. In the second and third quarters of 2004 there was increased demand from our customers for encoding services, primarily for the delivery of digital music, as our customers focused on launching digital music services. Our current webcasting services are focused on customer relationships that provide higher margins. As a result, revenue from webcasting services decreased significantly for the three and nine months ended September 30, 2004 compared to 2003.

      Content protection services are provided by our Overpeer subsidiary which we acquired in March 2004. Accordingly, there were no revenues from such services in the 2003 period. Revenues for content protection services result from service fees based on the number of titles protected and the level of protection requested.

      There were no media restoration services revenues for the third quarter 2004 due to the transfer of our media restoration business on January 30, 2004 and completion of sale in May 2004 as discussed in Note 6 to the unaudited interim condensed consolidated financial statements. Revenues and cost of revenues from our media restoration subsidiary totalling $213,000 are included in the unaudited interim condensed consolidated statement of operations through May 17, 2004, because our media restoration subsidiary continued to be the primary obligor under certain contracts with the General Services Administration of the United States until their assignment or consummation of sale of the subsidiary on May 17, 2004.

      Cost of Revenues. Cost of revenues includes the cost of production, including personnel, an allocated portion of facilities and equipment, and other supporting functions related to the delivery of our digital media and media restoration services. We implemented cost reduction initiatives related to our restructuring in March 2003; however, in 2004 we began to expand our digital media services production work force in order to meet the demands of anticipated growth and new initiatives. In addition, costs associated with the delivery of digital media services revenue from our acquisitions of OD2 in June 2004 and Overpeer in March 2004 contributed to the increase in digital media services cost of revenue compared to the prior year. We expect cost of revenues related to our digital media services to increase over the remainder of 2004 compared to the prior year periods.

      As discussed above, there were no media restoration services cost of revenues for the third quarter 2004 due to the transfer of our media restoration business on January 30, 2004 and completion of sale in May 2004. Because our media restoration subsidiary continued to be the primary obligor under certain contracts with the GSA until their assignment on May 17, 2004, revenues and costs of revenues in the consolidated statement of operations of Loudeye reflect the cost of revenues from services provided under the GSA Contracts, totalling $213,000 in the first nine months of 2004. The cost of revenue entirely offset the associated revenue.

      Depreciation included in cost of revenues increased to approximately $1.1 million in the first nine months of 2004 from $688,000 in the first nine months of 2003. This increase is due primarily to our acquisition of OD2. In addition, we purchased $1.5 million in equipment in the first quarter 2004 to upgrade the storage and access systems for our digital music archive, as well as additional equipment expenditures in the second quarter 2004 related to our content protection services offering. We expect depreciation included in cost of revenues for the fourth quarter 2004 to approximate levels in the third quarter 2004.

      Research and Development. Research and development expenses increased for the three and nine months ended September 30, 2004 as compared with the three and nine month periods in the prior year primarily as a result of inclusion of a full quarter of OD2 research and development expenses. Research and development expenses include labor and other related costs of the continued development and support of our digital media services. We expect research and development expense in the fourth quarter 2004 to approximate levels in the third quarter 2004.

      Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, product branding costs, advertising, public relations costs, trade show expenses, and cost of marketing collateral. Sales and marketing expenses for the first nine months of 2004 were flat compared to the same period in 2003, reflecting cost reduction initiatives implemented in 2003, somewhat offset by increases resulting from our acquisitions of Overpeer in March 2004 and OD2 in June 2004. We expect sales and marketing expenses in the fourth quarter 2004 to approximate levels in the third quarter 2004.

      General and Administrative. General and administrative expenses consist primarily of rent, facilities and information technology charges, salaries, legal expenses, investor relations costs and other costs associated with being a public company. This increase was primarily the result of our acquisition of Overpeer in March 2004 and of OD2 in June 2004. We anticipate that general and administrative expenses for the remainder of 2004 will approximate levels in the prior year quarter. In addition, we will continue to incur additional professional fees in order to comply with the new requirements under the Sarbanes-Oxley Act of 2002.

      Amortization of Intangible and Other Assets. Amortization of intangible and other assets includes amortization of identified intangible assets related to acquisitions. We recorded impairment charges in the first quarter 2003 relating to our restructuring, which resulted in lower amortization charges starting with the second quarter 2003. The trend of lower quarterly amortization charges continued through the third quarter 2004. However, beginning in the second quarter 2004 we incurred additional amortization expense related to our acquisitions of Overpeer and OD2. We expect amortization expense for the remainder of 2004 to remain flat compared to the third quarter 2004.

      Stock-Based Compensation. Stock-based compensation for the quarter ended September 30, 2004 totalled $65,000, of which $44,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation. Stock-based compensation was $761,000 for the quarter ended September 30, 2003, of which $37,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of $139,000 and variable stock-based compensation expense of $55,000 accounted for under APB 25, and stock-based compensation expense of $567,000 accounted for under FAS 123 related to options granted to a member of Loudeye’s board of directors for consulting services.

      Stock-based compensation for the nine months ended September 30, 2004 totalled $268,000, of which $82,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of $247,000, stock-based compensation expense of $39,000, including $14,000 related to options granted to a consultant, and a credit of $18,000 for variable stock compensation related to stock options that were repriced in 2001. Stock-based compensation was $998,000 for the nine months ended September 30, 2003, of which $44,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of $225,000, variable stock-based compensation expense of $55,000 accounted for under APB 25, stock issued to former employees as severance and termination benefits of $30,000, and stock-based compensation expense of $668,000 accounted for under FAS 123 related to options granted to a member of Loudeye’s board of directors for consulting services.

      Investment Income. Investment income consists of interest income and realized gains and losses on sales of our marketable securities. The increase was due primarily to higher average investment balance resulting from the proceeds received from the private equity financings completed in August 2003 and February 2004. We expect interest income will decrease moderately for the remainder of 2004 due to lower average investment balances resulting from our utilization of cash.

      Interest Expense. Interest expense relates to our debt instruments, consisting of our line of credit, term loan and capital lease obligations. The increase was due primarily to higher average debt balances in 2004 resulting from borrowings under the $3.0 million term loan facility that we put in place at the end of 2003.

      Other Income (Expense). Other income primarily consists of foreign currency transaction gains on the accrued acquisition consideration related to our acquisition of OD2 in June 2004.

Year Ended December 31, 2003 compared to 2002

      Revenues. Revenues totaled $11.9 million and $12.7 million for 2003 and 2002 and consisted of the following (in thousands):

			% Increase
	2003	2002	(Decrease)

Digital media services	$10,065	$9,528	5.6%
Media restoration services	1,883	3,153	(40.3)%

Total revenue	$11,948	$12,681	(5.8)%

      Revenue from our digital media services segment increased in 2003 to $10.1 million from $9.5 million in 2002. This increase is due primarily to an increase in the volume of encoding and other fulfillment and related services, as well as the licensing of media player applications, offset by a decrease in webcasting revenues. Our product mix has changed significantly over the course of 2003, as we shifted marketing emphasis away from webcasting and more toward digital media services, primarily digital music solutions.

      Media restoration revenues totaled $1.9 million in 2003 compared to $3.2 million in 2002. This decrease was the result of decreased revenue from a significant customer, as well as decreased customer spending on discretionary projects due to current economic conditions. As described in Note 6 to the consolidated financial statements, in January 2004 we sold substantially all of the assets of our media restoration services business pursuant to an agreement dated October 31, 2003. Accordingly, media restoration services will not be a material portion of our operations in future periods. At closing, we also entered into a co-marketing and reseller agreement with the purchaser pursuant to which we will sell, for a fee, media restoration services on behalf of the purchaser for a two-year period. The co-marketing and reseller agreement and earn-out provisions of the transaction constitute continuing involvement under FAS 144. Consequently, our media restoration business has not been reported as a discontinued operation.

      Cost of Revenues. Cost of revenues decreased to $7.2 million for 2003 from $13.3 million for 2002. Cost of revenues decreased from 105.0% of revenue in 2002 to 60.3% of revenue in 2003, and consisted of the following (in thousands):

			% Increase
	2003	2002	(Decrease)

Digital media services	$5,613	$11,414	(51.7)%
Media restoration services	1,593	1,899	(16.1)%

Total cost of revenues	$7,206	$13,313	(45.9)%

      Cost of revenues include the cost of production, including personnel, an allocated portion of facilities and equipment, and other supporting functions related to the delivery of our digital media and media restoration services. Depreciation included in cost of revenues decreased to approximately $849,000 in 2003 from $3.4 million in 2002. This decrease is due primarily to impairment charges recorded in the fourth quarter of 2002 and the first quarter of 2003 for certain assets of our digital media services and media restoration services segments. These impairment charges decreased the cost basis of the assets, resulting in lower depreciation charges. The remainder of the decrease in cost of revenues is due to cost reduction initiatives, primarily reductions in our work force, implemented in the second half of 2002 and the first quarter of 2003.

      Operating Expenses. Our operating expenses were as follows for 2003 and 2002 (in thousands):

			% Increase
	2003	2002	(Decrease)

Research and development	$1,688	$3,159	(46.6)%
Sales and marketing	3,286	7,667	(57.1)%
General and administrative	7,778	11,375	(31.6)%
Amortization of intangible and other assets	1,100	3,043	(63.9)%
Stock-based compensation	1,298	(383)	—
Special charges	8,699	6,846	27.1%

Total operating expenses	$23,849	$31,707	(24.8)%

      Research and Development. Research and development expenses totaled $1.7 million and $3.2 million in 2003 and 2002. This decrease is due to the reduction in the number of development personnel as a result of the corporate restructurings. Research and development expenses include labor and other related costs of the continued development support of our digital media.

      We believe that continued investment in research and development is critical to attaining our strategic objectives. However, due to our operational restructurings and a sharper focus on opportunities which we believe will result in near term results, development headcount was reduced significantly in 2003 as compared to 2002 and, as a result, research and development expenses declined in 2003 as compared to 2002.

      Sales and Marketing. Sales and marketing expenses totaled $3.3 million and $7.7 million in 2003 and 2002. Sales and marketing expenses consist primarily of salaries, commissions, product branding costs, advertising, trade show expenses, and cost of marketing collateral. The decrease in sales and marketing expenses is due to the decreased personnel related to our reductions in force in the second half of 2002 and first quarter of 2003.

      General and Administrative. General and administrative expenses decreased to $7.8 million for 2003 from $11.4 million for 2002. This decrease was due to the decrease in personnel related to our reductions in force in the second half of 2002 and first quarter of 2003, and related cost reduction initiatives. General and administrative expenses consist primarily of rent, facilities and information technology charges, salaries, legal expenses, investor relations costs and other costs associated with being a public company.

      Amortization of Intangible and Other Assets. Amortization of intangible and other assets totaled $1.1 million and $3.0 million for 2003 and 2002, and includes amortization of identified intangible assets related to past acquisitions. The decrease was due to the impairment charges recorded in the fourth quarter of 2002 and first quarter of 2003, which resulted in lower amortization charges during of 2003.

      Stock-Based Compensation. Stock-based compensation included in operating expenses for 2003 totaled $1.3 million, consisting of the amortization of deferred stock compensation of $398,000, stock-based compensation expense of $730,000 related to stock options granted to a member of our board of directors for consulting services provided through September 30, 2003, variable stock compensation expense of $64,000 related to stock options that were repriced in 2001, stock and options issued to former employees as severance and termination benefits of $99,000, and stock options issued to a consultant of $7,000. Stock-based compensation was a credit of $383,000 for the year ended December 31, 2002, consisting of the amortization of deferred stock compensation and the reversal of expense related to accelerated amortization for options that were cancelled.

      Special Charges. We have recorded special charges related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with our long-lived asset policy. Following is a summary of special charges for 2003 and 2002 (in thousands):

	2003	2002

Goodwill impairment	$5,307	$—
Intangible and other asset impairments	685	1,437
Property and equipment impairments	670	2,029
Facilities related charges	658	1,490
Employee severance and termination benefits	501	1,890
Other restructuring charges	878	—

	$8,699	$6,846

      In February 2003, our Chairman and Chief Executive Officer, John T. Baker, resigned and we engaged Regent Pacific Management Corporation to provide management services. On March 7, 2003, Regent Pacific resigned from the engagement and Jeffrey M. Cavins was elected President and Chief Executive Officer. During and subsequent to Regent Pacific’s engagement, we undertook a strategic and operational analysis of our business and product lines. This analysis resulted in the development of a new strategic and operational plan, under which we restructured our business to focus on our core competencies in digital media services and on core strategic customers and markets for our enterprise communications services. We developed a revised corporate forecast in connection with this plan. The revised forecast also considered that we had learned that revenue from a significant customer in our media restoration services segment would be less than originally anticipated. Utilizing the revised forecast based on our revised strategy, we performed a reassessment of the carrying value of all of our assets, both tangible and intangible. The revised forecast demonstrated that certain tangible and intangible assets and goodwill related to our media restoration services and enterprise communications services businesses were impaired, as the projected undiscounted discernible cash flows did not exceed the carrying value of the assets over their estimated useful lives. The fair values of each of these assets were estimated using a probability weighted discounted cash flow method. The estimated fair values of each of the assets were then compared to their carrying values to measure the impairments. As a result of this analysis, we recorded impairment charges in the first quarter of 2003 for goodwill, intangible assets, and property and equipment related to our enterprise communication services and media restoration services businesses of $5.3 million, $685,000, and $670,000, respectively.

      In addition to the impairments above, we recorded severance and termination benefits of $204,000 associated with a reduction in force announced in March 2003 of approximately 35% of our consolidated staffing. In addition, we recorded $297,000 of severance and termination benefits with respect to certain changes in senior management in the first quarter of 2003. We incurred costs of approximately $658,000 related to the termination or renegotiation of certain facilities leases in connection with our ongoing facilities consolidation. The other restructuring charges of $878,000 represent fees and costs paid to Regent Pacific Management Corporation with respect to interim management services provided to us in connection with our management and operational restructuring.

      As discussed above, during the fourth quarter of 2002, we committed to a plan to exit certain of our leased facilities. The exit plan identified all significant actions to be taken, including the method of disposition, locations of those activities and the expected dates of completion. Under the provisions of EITF 94-3, we recorded the estimated lease termination costs in accrued special charges at December 31, 2002. Activity for the year ended December 31, 2003 for accruals established under EITF 94-3 is summarized in the following paragraphs.

      In April 2003, we entered into a lease termination agreement with the landlord of our unoccupied facility on Fourth Avenue, Seattle, Washington. Under the terms of the agreement, we paid a lease termination fee of $200,000. As a result, all of our obligations under the lease were terminated effective

April 30, 2003. In accordance with EITF 94-3, the lease termination fee was included in accrued special charges at December 31, 2002. We had been paying approximately $29,000 per month under this lease.

      In May 2003, we entered into a lease termination agreement with the landlord of our unoccupied facility in Ardsley, New York. Under the terms of the agreement, we paid a lease termination fee of approximately $114,000 which included a security deposit of $29,000. As a result, all of our obligations under the lease were terminated effective May 19, 2003. In accordance with EITF 94-3, the lease termination fee was included in accrued special charges at December 31, 2002. We had been paying approximately $19,000 per month under this lease.

      Under the provisions of FAS 146, we recorded certain additional lease termination costs during the year ended December 31, 2003. These additional costs were related to certain leased facilities whereby we had ceased using the facilities and notified the landlords that we had released our rights under the lease agreements. These additional costs were recognized and measured at the present value of the future minimum lease payments, net of estimated sublease rentals that could be reasonably obtained for the facilities. Activity during the year ended December 31, 2003 for accruals established under FAS 146 is summarized in the following paragraphs.

      In March 2003, we terminated a portion of a lease for approximately half the space we occupied for our principal operating facility on Rainier Avenue, Seattle, Washington. Rents were reduced from approximately $108,000 per month with a term expiring in November 2005 to rent for the remainder of the facility of approximately $33,000 per month through June 2003 with options, that we exercised, to extend the term through December 2003 at a base rent of $33,000 per month and pre-paid utility expenses of $60,000 per quarter. As consideration for the lease termination, we allowed the landlord to retain its security deposit in the amount of $218,500 and made cash payments of $126,700. In December 2003, we signed a new lease with the landlord that expires in December 2005. Monthly rental payments under the new lease are approximately $55,000 through March 2004 and then $73,000 thereafter, reflecting an increase in the square footage occupied beginning in April 2004.

      In October 2003, we vacated and ceased using our former Streampipe facility in Washington, D.C. and migrated its operations to our facility on Rainier Avenue, Seattle, Washington. At that time, the landlord was informed of our decision to no longer occupy the Washington D.C. facility and release of our rights under the lease agreement. The lease for the facility expired in March 2004 and, under the requirements of FAS 146, the present value of future minimum rental payments, net of sublease rentals, of $43,000, were recorded in accrued special charges during the year ended December 31, 2003.

      We have accrued special charges related to our media restoration facility in New York, New York. The lease agreement was originally entered into in December 2002 and we have never occupied the facility. During 2003, we informed the landlord of our decision to release our rights under the lease agreement and have been in ongoing discussions with the landlord to negotiate a lease termination agreement. Accordingly, under the requirements of FAS 146, we had accrued $562,000 in accrued special charges through the third quarter of 2003 representing the estimated fair value of future rental payments, net of sublease rentals and related costs with respect to the termination of this lease. In December 2003, we accrued an additional $150,000, for a total accrual of $712,000, to adjust our estimate of the fair value of the liability based on further negotiations with the landlord. In February 2004, we entered into a lease settlement agreement with the landlord. The amount of the settlement was included in accrued special charges at December 31, 2003.

      For certain of the lease terminations described above, the settlement amounts were less than we had accrued initially due to favorable negotiations with landlords and improvements in real estate markets. In other cases, we increased our accruals as a result of our ongoing evaluations of our lease obligations. The adjustments resulting from these settlements and additional accruals were recorded in special charges in the consolidated statements of operations.

      We will continue to review the carrying value of our long-lived and identifiable intangible assets for impairments. Future adverse developments in our business could result in additional impairments.

      The following table reflects the activity in accrued special charges for the year ended December 31, 2003 (in thousands). We believe that all of these accrued charges, which represent primarily future rent obligations, will ultimately be paid in cash.

	December 31,	Additional			December 31,
	2002	Accruals	Payments	Adjustments	2003

Employee severance	$104	$501	$(409)	$(196)	$—
Facilities related charges	2,799	1,220	(1,787)	(562)	1,670
Other restructuring charges	—	878	(878)	—	—

Total	$2,903	$2,599	$(3,074)	$(758)	$1,670

      We recorded special charges totalling $6.8 million in 2002 related to impairment of intangible assets, write-downs of property and equipment, accrued lease payments related to vacated facilities and employee severance charges associated with company restructurings. Effective January 1, 2002 we adopted SFAS No. 142, Goodwill and Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and determined that certain intangible assets and property and equipment related to our digital media services and enterprise communications reporting units were impaired.

      Interest Income. Interest income totaled $347,000 and $1.1 million in 2003 and 2002. The decrease was due to the lower average cash and investment balances in 2003 resulting from the voluntary repayment of our credit facility in the third quarter of 2002 and utilization of cash to fund operations, and lower interest rates in 2003.

      Interest Expense. Interest expense relates to our debt instruments, consisting of our line of credit, term loan and capital lease obligations. Interest expense totaled $286,000 and $631,000 in 2003 and 2002. The decrease was due primarily to lower average debt balances in 2003 due to the voluntary repayment of our credit facility in the third quarter of 2002 and lower interest rates in 2003.

      Increase in Fair Value of Common Stock Warrants. The increase in fair value of common stock warrants of $248,000 represents the increase in the estimated fair value of the warrants that we issued in connection with our private equity financing. This transaction is described more fully in Note 7 to the consolidated financial statements.

      Other Income. Other income for 2003 of $120,000 consisted principally of gains on sales of excess equipment. Other income for 2002 of $659,000 consisted principally of a gain related to the renegotiation of final closing terms with respect to the acquisition of Activate and realized gains from the sale of certain investments, partially offset by expenses incurred related to the sale of our Canadian subsidiary. On the date of our acquisition of Activate, the total payment due to the seller was $3.0 million in a combination of cash and stock. During the third quarter of 2002, we reached a final settlement with the seller, which required payment of $2.0 million in cash and 1.0 million restricted common shares valued at $300,000. The $700,000 of other income is equal to the difference between the accrued acquisition consideration of $3.0 million and the negotiated final consideration of $2.3 million.

Year Ended December 31, 2002 compared to 2001

      Revenue. Revenues totaled $12.7 million and $10.4 million for 2002 and 2001, and consisted of the following (in thousands):

			% Increase
	2002	2001	(Decrease)

Digital media services	$9,528	$7,713	23.5%
Media restoration services	3,153	2,675	17.9%

Total revenue	$12,681	$10,388	22.1%

      Digital media services revenue increased to $9.5 million in 2002 from $7.7 million in 2001. The increase was due primarily to the acquisition of Activate in September 2001. The increase in enterprise communications revenue generated by Activate was partially offset by the decrease in revenue generated by our encoding services, due to fewer large encoding projects in 2002 compared to 2001, and a decrease in samples revenue from the previous year, largely a result of pricing pressures for this service.

      Media restoration revenues totaled $3.2 million in 2002, as compared to $2.7 million in 2001. This increase was primarily the result of an increase in revenue generated from a significant customer.

      Cost of Revenues. Cost of revenues increased to $13.3 million in 2002 from $12.7 million in 2001. Cost of revenues decreased from 122.6% of revenues in 2001 to 105.0% of revenues in 2002, and consisted of the following (in thousands):

			% Increase
	2002	2001	(Decrease)

Digital media services	$11,414	$11,585	(1.5)%
Media restoration services	1,899	1,152	64.8%

Total cost of revenues	$13,313	$12,737	4.5%

      Cost of revenues include the cost of production including personnel, and an allocated portion of facilities and equipment and other supporting functions related to the delivery of digital media services and applications. Depreciation, the primary non-cash component of cost of revenues, decreased to $3.4 million from $4.1 million in 2001 as a result of the property and equipment write-downs recorded in 2001. This was offset by a higher number of personnel involved in digital media services production and the increased reliance on third-party vendors related to webcasting services.

      Media restoration cost of revenues totaled $1.9 million in 2002, an increase from $1.2 million in 2001. The increase was slightly out of proportion to the increased revenues. This is a result of the variable nature of the restoration business, which requires adding personnel to generate additional revenues. Additionally, production facility expansion at VidiPax resulted in higher levels of depreciation on a comparative basis.

      Operating Expenses. Operating expenses were as set forth in the table below for 2002 and 2001 (in thousands). Percentage change has been omitted where not meaningful.

			% Increase
	2002	2001	(Decrease)

Research and development	$3,159	$9,719	(67.5)%
Sales and marketing	7,667	9,409	(18.5)%
General and administrative	11,375	11,102	(2.5)%
Amortization of intangible and other assets	3,043	8,173	(62.8)%
Stock-based compensation	(383)	359	—
Special charges	6,846	37,261	(81.6)%

Total operating expenses	$31,707	$76,023	(58.3)%

      Research and Development Expenses. Research and development expenses totaled $3.2 million and $9.7 million in 2002 and 2001. Research and development expenses include salaries and consulting fees paid to support technology development, and costs of technology acquired from third parties to incorporate into applications. The decrease is due to the significant reduction in the number of development personnel as a result of the corporate restructurings. Costs of enhancing webcasting offerings, the continued support of our music offerings and the development of internal operational solutions necessary to fully integrate previous acquisitions comprised a majority of our research and development expenses in 2002. We had approximately $263,000 in media restoration research and development expenses during 2002 primarily as a result of efforts to integrate certain acquired equipment and efficiency enhancements into the media restoration production process. There were no research and development expenses included in media restoration services in 2001.

      Sales and Marketing Expenses. Sales and marketing expenses totaled $7.7 million and $9.4 million in 2002 and 2001. Sales and marketing expenses consist primarily of salaries, commissions, co-marketing expenses, trade show expenses, product branding costs, advertising and cost of marketing collateral. The decrease in sales and marketing expenses was primarily due to decreased personnel subsequent to our reductions in force, partially offset by a general increase in commissions and other selling expenses to generate the increased level of sales. The decrease was partially offset by an increase in advertising and marketing activities during 2002. Media restoration services sales and marketing expenses totaled $232,000 and $450,000 in 2001 and 2000, respectively. This decrease was due to a reduction in personnel and a general change in the sales compensation structure at our media restoration subsidiary.

      General and Administrative Expenses. General and administrative expenses totaled $11.4 million and $11.1 million in 2002 and 2001. General and administrative expenses consist primarily of rent, facilities and information technology charges, salaries, legal expenses for general corporate purposes, professional services, investor relations and other costs associated with being a public company. General and administrative expenses increased over the previous year as a result of integrating acquisitions into our operations and higher professional fees, insurance and other costs associated with being a publicly held company. The increase is partially offset by internal efforts beginning in the third quarter of 2002 to decrease all operating expenses, including external and internal legal fees, public relations, investor relations and insurance premiums. Our media restoration segment contributed general and administrative expenses of approximately $1.3 million and $1.2 million in 2002 and 2001.

      Amortization of Intangibles and Other Assets. Amortization of intangibles and other assets totaled $3.0 million and $8.2 million in 2002 and 2001. The decrease was primarily due to impairment charges recorded during 2001, which led to lower balances of intangible assets and, in turn, lower amortization charges. In addition, effective January 1, 2002, we adopted FAS 142, which stipulates that goodwill can no longer be amortized but is subject to review for impairment. Amortization expense decreased by $2.6 million compared to the previous year as a result of the implementation of FAS 142.

      Stock-Based Compensation. Stock-based compensation was a credit of $417,000 in 2002, of which $34,000 is included in cost of revenues, and a charge of $359,000 in 2001. This decrease is a result of previous reductions in force, which has reduced the amortization of stock-based compensation, and in reversals of previously recorded deferred stock compensation associated with terminated employees. As a result of stock option cancellations associated with our reductions in force, we recorded a stock-based compensation credit of $835,000 in the first quarter of 2002. The remaining charge was due to normal, recurring amortization.

      Special Charges. We recorded special charges totalling $6.8 million and $37.3 million in 2002 and 2001 related to impairment of intangible assets, write-downs of property and equipment, accrued lease payments related to vacated facilities and employee severance charges associated with company restructurings. Effective January 1, 2002 we adopted SFAS No. 142, Goodwill and Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and determined that certain intangible assets and property and equipment related to our digital media services and enterprise communications reporting units were impaired. In addition, as a result of a decline in revenues and other economic factors, we performed an analysis of carrying values of property, plant and equipment and amortizable intangibles pursuant to SFAS No. 144 as of November 30, 2002. As a result of these actions and other economic conditions, we recorded special charges in 2002 and 2001 which are summarized in the following table (in thousands):

	2002	2001

Goodwill impairments	$—	$9,418
Intangible and other asset impairments	1,437	11,938
Property and equipment write-downs	2,029	6,534
Facilities related charges and other	1,490	6,194
Employee severance	1,890	3,177

	$6,846	$37,261

      The following table reflects the activity in accrued special charges (in thousands).

	2002	2001

Balance, beginning of year	$2,939	$310
Accruals	2,668	3,790
Paid during year	(2,704)	(1,161)

Balance, end of year	$2,903	$2,939

      Interest Income. Interest income representing earnings on our cash, cash equivalents and short-term investments totaled $1.1 million and $3.2 million in 2002 and 2001. The decrease in income was due to lower average cash and investment balances in 2002, reflecting cash used for operations, as well as, the voluntary prepayment of our primary outstanding credit facility during the third quarter of 2002, as well as lower interest rates.

      Interest Expense. Interest expense relating to our debt instruments, as well as amortization of financing charges related to our debt instruments, totaled $600,000 and $1.2 million in 2002 and 2001. The decrease was due to lower interest rates resulting from a credit facility signed in October 2001 and our repayment of this facility in the third quarter of 2002.

      Other Income (Expense). Other income (expense) consists of $700,000 of other income related to the renegotiation of the final closing terms with CMGi related to the acquisition of Activate and realized gains from the sale of certain investments, partially offset by expenses incurred related to the sale of our Canadian subsidiary. On the date of our acquisition of Activate, the total payment due to CMGi on September 25, 2002 was $3.0 million in a combination of cash and stock. During the third quarter of 2002, we reached a final settlement with CMGi, which required payment of $2.0 million in cash and 1.0 million shares of restricted common stock valued at $300,000, resulting in a gain of $700,000 included in other income.

Quarterly Results of Operations

      You should read the following table presenting our quarterly results of operations in conjunction with our consolidated financial statements and notes thereto contained elsewhere in this prospectus. We have prepared this information substantially on the same basis as the audited consolidated financial statements. You should also keep in mind, as you read the following table, that our operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

      The following table represents our unaudited quarterly results of operations for the eleven quarters ended September 2004. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented.

	Three-Month Periods Ended

	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,
	2004	2004	2004	2003	2003	2003	2003	2002	2002	2002	2002

	(In thousands, except per share amounts)

	(Unaudited)
REVENUES	$5,080	$3,131	$1,991	$2,924	$2,811	$2,903	$3,310	$2,578	$3,626	$3,217	$3,260
COST OF REVENUES(1)	3,480	1,819	1,426	1,418	1,561	1,682	2,545	2,961	3,521	3,641	3,190

GROSS PROFIT (LOSS)	1,600	1,312	565	1,506	1,250	1,221	765	(383)	105	(424)	70
OPERATING EXPENSES:
Research and development(1)	1,325	753	590	320	399	392	577	470	425	974	1,290
Sales and marketing(1)	1,478	836	635	419	485	835	1,547	1,836	1,370	2,245	2,216
General and administrative(1)	3,798	2,232	1,960	1,670	1,615	1,740	2,753	2,772	2,366	2,762	3,475
Amortization of intangibles and other assets	325	126	140	158	157	260	525	824	810	713	696
Stock-based compensation(1)	21	43	122	345	724	191	38	42	83	93	(601)
Special charges	350	—	(50)	262	—	—	8,437	4,956	—	1,142	748

Total operating expenses	7,297	3,990	3,397	3,174	3,380	3,418	13,877	10,900	5,054	7,929	7,824

OPERATING LOSS	(5,697)	(2,678)	(2,832)	(1,668)	(2,130)	(2,197)	(13,112)	(11,283)	(4,949)	(8,353)	(7,754)
Interest income	139	107	79	86	76	101	85	289	218	309	333
Interest expense	(46)	(59)	(71)	(105)	(83)	(48)	(50)	(41)	(138)	(235)	(217)
Increase in fair value of common stock warrants	—	—	—	(26)	(222)	—	—	—	—	—	—
Gain (loss) on sale of media restoration business	273	(160)	—	—	—	—	—	—	—	—	—
Other, net	—	183	3	—	19	135	18	(122)	781	—	—

NET LOSS	$(5,331)	$(2,607)	$(2,821)	$(1,713)	$(2,340)	$(2,062)	$(13,059)	$(11,157)	$(4,088)	$(8,279)	$(7,638)

EARNINGS PER SHARE — BASIC AND DILUTED(2)	$(0.07)	$(0.04)	$(0.04)	$(0.03)	$(0.05)	$(0.04)	$(0.28)	$(0.25)	$(0.10)	$(0.21)	$(0.19)

(1)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,
	2004	2004	2004	2003	2003	2003	2003	2002	2002	2002	2002

Cost of revenues	$44	$19	$19	$17	$37	$4	$4	$4	$8	$9	$(55)
Research and development	19	24	27	26	27	2	2	4	5	5	(35)
Sales and marketing	(5)	18	32	9	26	6	6	9	13	14	(91)
General and administrative	7	1	63	310	671	183	30	29	65	74	(475)

(2)	Loss per share is computed independently for each of the periods presented. Therefore, the sum of the quarterly per share amounts will not necessarily equal the total amount for the year.

Critical Accounting Policies and Estimates

      We have identified the most critical accounting policies and estimates used in the preparation of our financial statements by considering accounting policies and estimates that involve the most complex or subjective decisions or assessments.

      Revenue Recognition. We recognize revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” as amended by Staff Accounting Bulletin No. 104, and EITF 00-21. We recognize revenue associated with the license of software in accordance with Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2), as amended by SOP 98-4, SOP 98-9 and related interpretations and Technical Practice Aids.

      We recognize revenues from encoding services, digital music samples services, digital distribution services, Internet radio services, live and on-demand webcasting services, software licensing, peer-to-peer services and media restoration services. We recognize these revenues when persuasive evidence of an arrangement exists, the product and/or service has been delivered, the price is fixed and determinable, and collectibility is reasonably assured.

      In arrangements that include rights to multiple products and/or services, we allocate the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on verifiable and objective evidence of the fair value of the undelivered elements. Multiple element arrangements may consist of implementation services, development services, encoding services, digital music samples services, digital distribution services, Internet radio services, and live and on-demand webcasting services. Verifiable objective evidence is based upon the price charged when an element is sold separately.

      Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple products and services, we allocate the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

      Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as a current liability.

      Long-lived Assets Including Goodwill and Other Acquired Intangible Assets. Management periodically evaluates the recoverability of our long-lived assets in accordance with SFAS No. 144. When doing so, management is required evaluate the recoverability of an asset’s (or group of assets) carrying value through estimates of undiscounted future cash flows. If the assets are deemed impaired, the assets are written down to estimated fair value. Estimates of fair value may differ from the actual amount that could be realized if we were to sell our assets.

      Management’s assessments of the impairment of property and equipment and certain identifiable intangibles and goodwill, are sensitive accounting estimates that could result in additional impairment charges in the near term. Factors that impact these estimates include, but are not limited to, possible changes in business plans, market price of our common stock and declining financial results. At September 30, 2004, net property and equipment totalling $5.1 million and intangible assets totalling $3.8 million were subject to impairment review in the future. At September 30, 2004, goodwill totaled $38.1 million.

      We account for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to, at a minimum, annual impairment tests. We complete our annual impairment test as of November 30 of each year. We performed our annual impairment tests for 2002 and recorded resulting impairment charges. These charges are discussed in greater detail in Note 4 to our consolidated financial statements and Note 3 to our unaudited interim condensed consolidated financial statements. As disclosed in Note 5 to the unaudited interim condensed consolidated financial statements, we have recorded goodwill and intangible assets in connection with our acquisitions of Overpeer, Inc. in March 2004 and OD2 in June 2004. We will continue to review the carrying value of our long-lived assets and goodwill for impairments. Future adverse developments in our business may result in additional charges.

      Exit Costs. We have followed the provisions of EITF 94-3 to record the costs associated with exit activities through December 31, 2002 and FAS 146 for exit activities after December 31, 2002. Management is required to make its best estimates of exit costs such as remaining lease obligations and/or termination fees, these estimates may be different than the actual amounts that will be paid under existing lease arrangements. Future adverse changes in our business could result in additional exit activities and charges.

      Litigation. We become involved from time to time in various claims and lawsuits incidental to the ordinary course of our operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. We believe that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon our business or financial condition, cash flows, or results of operations.

      Income Tax Valuation Allowance. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the periods in which the differences are expected to reverse. Our net deferred tax asset has been reduced by a full valuation allowance based upon management’s determination that it is more likely than not that the net deferred tax asset will not be realized.

Effect of Recent Accounting Pronouncements

      In November 2002, the Emerging Issues Task Force (EITF) finalized its tentative consensus on EITF Issue No. 00-21, “Revenue Arrangements With Multiple Deliverables” (EITF 00-21), which provides guidance on the timing and methods of revenue recognition for sales agreements that include delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. We recognize revenue in accordance with the provisions of EITF 00-21.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others,” which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. The adoption of this standard did not have an impact on our results of operations or financial position. Disclosures required by FIN 45 are included in the Notes to our consolidated financial statements.

      In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity” (“FASB No. 150”). FASB No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. In October 2003, the FASB deferred certain provisions of FASB No. 150 relating to mandatory redeemable non-controlling interests. The adoption of this standard did not have an impact on our results of operations or financial position.

      In December 2003, the Financial Accounting Standards Board issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, (“FIN 46R”). FIN 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. We do not have any special purpose entities.

Contractual Obligations

      Since inception, we have sustained substantial net losses to sustain our growth and establish our business. Beginning in 2001, we commenced a variety of cost reduction initiatives. For 2004, we will continue to focus on managing costs and increasing sales. We expect the following items may represent significant uses of capital resources in the foreseeable future:

•	We have certain commitments under existing arrangements with certain licensors of copyrighted materials that may require payments estimated to be approximately $2.0 million in 2004. These amounts are included in accrued expenses in the accompanying balance sheets.

•	We may enter into future transactions where we acquire complementary businesses. Such acquisitions may require the use of our capital resources.

September 30, 2004

      The following table provides aggregated information about our contractual obligations as of September 30, 2004 (in thousands).

	Payments Due by Period

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Contractual Obligations
Long-term debt and capital leases(1)	$2,532	$1,253	$1,279	$—	$—
Operating leases	2,192	1,182	854	156	—
Bandwidth and co-location purchase obligations(2)	244	244	—	—	—
Common stock payable related to acquisition	3,208	3,208	—	—	—
Accrued acquisition consideration(3)	14,819	11,007	3,812

Total contractual obligations	$22,995	$16,894	$5,945	$156	$—

(1)	Capital lease obligations represent the total minimum future obligations.

(2)	Many of the contracts underlying these obligations contain renewal provisions, generally for a period of one year. In addition, amounts payable under these contracts may vary based on the volume of data transferred. The amounts in the table represent the base fee amount. We also have contracts for bandwidth and colocation services that run on a month-to-month basis and for which there are no unconditional obligations. Monthly amounts due under the month-to-month contracts are approximately $123,000 and have been excluded from the table above.

(3)	The tabular information presented above excludes the following items:

•	15% additional consideration of approximately $2.6 million relating to our acquisition of OD2.

•	Up to approximately $18.0 million relating to our acquisition of OD2, payable upon the achievement of certain performance targets during the period ended November 30, 2006. We expect that we will be required to pay up to and approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment in cash or stock once the amount of the payment is finally determined pursuant to the terms of our acquisition of OD2.

December 31, 2003

      The following table provides aggregated information about our contractual obligations as of December 31, 2003 (in thousands):

	Payments Due by Period

		Less than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

Contractual Obligations
Long-term debt	$3,000	$1,000	$2,000	$—	$—
Line of credit	1,285	1,285	—	—	—
Capital lease obligations(1)	491	322	169	—	—
Operating leases	3,613	2,238	1,375	—	—
Commitment to purchase equipment	1,500	1,500	—	—	—
Bandwidth and co-location purchase obligations(2)	686	517	169	—	—

Total contractual obligations	$10,575	$6,862	$3,713	$—	$—

(1)	Capital lease obligations represent the total minimum future obligations.

(2)	Many of the contracts underlying these obligations contain renewal provisions, generally for a period of one year. In addition, amounts payable under these contracts may vary based on the volume of data transferred. The amounts in the table represent the base fee amount. We also have contracts for bandwidth and co-location services that run on a month-to-month basis and for which there is no unconditional obligation. Monthly amounts due under the month-to-month contracts are approximately $37,000.

OD2 Transaction

      In addition to the $35.7 million purchase price recorded at September 30, 2004, if

•	the 2,072,369 shares of common stock held in escrow by us were treated as outstanding,

•	the 15% of additional escrow consideration to be paid by us were treated as a liability, and

•	OD2’s deficit in net tangible assets at acquisition of $3.5 million were reflected as an additional component of consideration,

then the acquisition price would have been approximately $44.9 million as a result of the inclusion of the shares and additional consideration paid into escrow and the initial purchase consideration would be summarized as follows (amounts in thousands):

Assumption of certain liabilities	$1,878
Deficit in net tangible assets	3,501
Upfront stock consideration	14,015
Stock to be issued upon exercise of options	3,208
Stock consideration placed in escrow	3,005
Accrued acquisition consideration	15,104
Accrued acquisition consideration in escrow	2,664
Transaction related expenses	1,527

$44,902

In addition, we are obligated to pay an additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004), if OD2 achieves certain financial performance targets during the period through November 30, 2006. We may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

Off-Balance Sheet Arrangements

      Indemnification Obligations. In the normal course of business, we indemnify other parties, including business partners, lessors and parties to other transactions with us. We have agreed to hold the other parties harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made. In addition, we have entered into indemnification agreements with certain of our officers and directors and our amended and restated certificate of incorporation and amended bylaws contain similar indemnification obligations to our officers and directors. For all agreements entered into after December 31, 2002, the fair value of potential claims has not been recorded in our financial statements because they are not material.

Quantitative and Qualitative Disclosures About Market Risk

      Our financial results could be affected by factors such as changes in interest rates, changes in foreign exchange rates and fluctuations in the stock market. As a substantial percentage of our sales are currently made in U.S. dollars, a strengthening of the dollar could make our services less competitive in foreign markets. We presently do not use derivative instruments to hedge our risks.

      As of September 30, 2004, we were obligated to pay £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for in our financial statements) through November 30, 2005, to OD2’s shareholders. In December 2004, we issued 1,638,490 shares of our common stock to former OD2 shareholders, 243,407 of which are being held in escrow by us in accordance with the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004). In addition, we issued 4,667,608 shares of our common stock to former OD2 shareholders as of January 31, 2005, 693,402 of which are being held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.4 million based on exchange rates as of September 30, 2004). We are obligated to register the resale of these shares under the terms of the OD2 transaction. As of September 30, 2004, we were also obligated to pay additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, we are exposed to risks with changes in the prevailing exchange rate. We may hedge this risk. If we do not hedge against exchange rate risk, any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration we must pay to the former OD2 shareholders. We expect that we will be required to pay up to and approximately £1.2 million (approximately $2.2 million based on exchange rates of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment in cash or stock once the amount of the payment is finally determined pursuant to the terms of our acquisition of OD2.

      In addition, the results of operations of OD2 are exposed to foreign exchange rate fluctuations as the financial results of this subsidiary are translated from the local currency to U.S. dollars upon consolidation. Because of the significance of the operations of OD2 to our consolidated operations, as exchange rates vary, revenues and other operating results, when translated, may differ materially from our prior performance and our expectations. In addition, because of the significance of our international operations, we could also be significantly affected by weak economic conditions in foreign markets that could reduce demand for our products and further negatively impact the results of our operations in a material and adverse manner. As a result of these market risks, the price of our stock could decline significantly and rapidly.

      We currently do not engage in any hedging activities. As foreign currency exchange rates vary, the fluctuations in revenues and expenses may materially impact the financial statements upon consolidation. A weaker U.S. dollar would result in an increase to revenues and expenses upon consolidation, and a stronger U.S. dollar would result in a decrease to revenues and expenses upon consolidation.

      Our interest income is sensitive to changes in the general level of U.S. interest rates. Based on our cash and investment balances of $24.8 million at September 30, 2004, a one percent change in interest rates would cause a change in interest income of $248,000 per year. Due to the investment grade level of our investments, we anticipate no material market risk exposure. In addition, interest on our term loan is based on the prime rate. Based on the $2.3 million balance outstanding at September 30, 2004, a one percent increase in the prime rate would increase our interest expense by $22,500 per year.

      We invest in investment-grade government obligations, institutional money market funds and other obligations with FDIC insured U.S. banks. Our primary investment focus is to preserve capital and earn a market rate of return on our investments. We do not speculate nor invest in publicly traded equity securities and, therefore, do not believe that our capital is subject to significant market risk.

Change in Accountants

      On August 31, 2004, we engaged Moss Adams LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2004. The decision to engage Moss Adams was approved by our audit committee.

      The engagement of Moss Adams followed our receipt of notice on June 30, 2004 from PwC of its resignation as our independent registered public accounting firm pending completion of services related to the review of our interim financial statements for the quarter ended June 30, 2004. PwC’s resignation notice was disclosed on a Form 8-K filed July 8, 2004. PwC completed its services on August 31, 2004, and Loudeye’s relationship with PwC as our independent registered accounting firm ceased on that date.

      The reports of PwC on Loudeye’s financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle, except as follows:

•	The report for the year ended December 31, 2002 expressed substantial doubt regarding Loudeye’s ability to continue as a going concern.

•	The report for the year ended December 31, 2003 contains the following emphasis of a matter paragraph:

In June 2004, the Company acquired On Demand Distribution Limited (“OD2”). The terms of this acquisition require the payment of £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, the Company is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration the Company must pay to the former OD2 shareholders. The Company may elect to pay amounts due to OD2’s shareholders in shares of the Company’s common stock. As a result of the Company’s acquisition of OD2, the Company will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that the Company’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.

      For the period from June 6, 2002, the date PwC was engaged as Loudeye’s independent registered public accounting firm, through August 31, 2004, there were no disagreements between Loudeye and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its report on the financial statements for such year, except as follows:

In connection with Loudeye’s common stock and warrant financing completed in August 2003, PwC concluded that the warrants issued in such financing must be recorded as a liability due to the investors’ rights to receive liquidated damages in the event that a registration statement was not filed and declared effective within specified time periods. PwC further concluded that until the registration statement was declared effective the warrant liability must be marked to market with a corresponding entry in Loudeye’s statement of operations. Loudeye initially disagreed with these conclusions, but subsequently agreed to account for the warrants pursuant to PwC’s conclusions. The recommended accounting treatment is reflected in Loudeye’s financial statements for the quarter ended September 30, 2003, and further explained in Note 7 thereto. In accordance with PwC’s conclusion, the warrant liability was reclassified to equity during the fourth quarter of 2003 when the registration statement was filed and declared effective timely such that liquidated damages were not triggered. PwC has been authorized to respond fully to the inquiries of any successor independent registered public accounting firm regarding the initial disagreement.

      Other than the two material weaknesses discussed below, during the period from June 6, 2002, the date PwC was engaged as Loudeye’s independent registered public accounting firm, through August 31, 2004, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

      As disclosed in our quarterly report on Form 10-Q for the period ended June 30, 2004, our audit committee was advised by PwC in August 2004 that during their performance of review procedures related to Loudeye’s unaudited interim financial statements for the quarter ended June 30, 2004, PwC identified two “material weaknesses” in our internal controls over financial reporting, as defined in Public Company Accounting Oversight Board, or PCAOB, Standard No. 2. As used by the PCAOB, a material weakness is “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The material weaknesses identified by PwC were as follows:

•	Insufficiently skilled personnel compounded by a lack of human resources and expected near-term significant turnover within our accounting and financial reporting functions. Also, we must improve controls surrounding adequate monitoring and oversight of the work performed by accounting and financial reporting personnel.

•	Insufficient analysis, documentation and review of the selection and application of generally accepted accounting principles to significant non-routine transactions, including the preparation of financial statement disclosures relating thereto.

      These material weaknesses resulted in deficiencies in the processes, procedures and competencies within our accounting and financial reporting functions which contributed to post-closing adjustments and delays in the completion and filing of our June 30, 2004 Form 10-Q.

Internal Control Over Financial Reporting

August 2004 Material Weakness Assessment

      In management’s opinion, PwC’s assessment in August 2004 that we had the above-referenced material weaknesses in our internal controls over financial reporting resulted from the following circumstances. In March 2004, we hired a new executive vice president and chief financial officer. In May 2004, based on an evaluation of our existing accounting and finance resources, management developed a plan to restructure our accounting and financial reporting functions. This plan included both the addition of new personnel and the replacement of certain personnel. In July 2004, after details of the restructuring plan became known to our accounting and finance staff and following consummation of our acquisition of OD2, four of the five members of our accounting and finance departments announced their intention to leave. These included our senior vice president of finance, our financial reporting specialist, our assistant controller, and our accounts payable and payroll benefits manager. Our financial reporting specialist terminated his employment in July 2004. Although the other three individuals agreed to remain with Loudeye on an interim basis, the limited personnel within our accounting and finance departments during the period that we were preparing our financial statements for the second quarter of 2004 and their relative lack of experience and expertise in accounting for significant non-routine transactions, such as our acquisition of OD2, resulted in our inability to properly account for our acquisition of OD2 in the initial closing financial statements that were reviewed by PwC. In particular, our accounting and finance staff initially made the closing entries described below relating to our acquisition of OD2 in the accounts that were reviewed by PwC, which entries were ultimately adjusted prior to filing our quarterly report on Form 10-Q for the period ended June 30, 2004. These entries and adjustments consisted of the following:

•	Accounting for OD2 minority interest. We acquired 92.68% of the shares of OD2 on June 22, 2004. As of June 30, 2004, we had not yet acquired the remaining 7.32% of OD2’s capital stock. In our initial closing financial statements reviewed by PwC, we recorded the following entries relating to the 7.32% of OD2’s shares that we had not acquired as of June 30, 2004:

•	We recorded approximately $1.5 million of both goodwill and minority interest relating to the fair value of the 7.32% of OD2’s shares which we had not acquired as of June 30, 2004. Following review by PwC, it was determined that the minority interest should have been recorded at its historical basis and, further, in accordance with Accounting Research Bulletin No. 51, paragraph 15, it was determined that because the accounts of OD2 at the date of acquisition reflected an accumulated deficit, no amount should have been recorded for minority interest. Accordingly, we eliminated the minority interest entry from the balance sheet and reduced goodwill by a corresponding $1.5 million.

•	We recorded a credit in our statement of operations for the period ended June 30, 2004 of $22,660 which represented the minority interest in OD2’s loss for the period from June 22, 2004 through June 30, 2004. Following review by PwC and in accordance with Accounting Research

Bulletin No. 51, paragraph 15, it was determined that this credit relating to minority interest was not appropriate because the accounts of OD2 at the date of acquisition reflected an accumulated deficit. Accordingly, we reversed this credit and recorded 100% of the operating loss from OD2’s operations for the period from June 22, 2004 through June 30, 2004 in our statement of operations for the period ended June 30, 2004.

•	We recorded approximately $17.5 million of additional deferred consideration payable to the former OD2 shareholders through November 30, 2005 in our balance sheet as of June 30, 2004, which included approximately $1.2 million associated with the 7.32% minority interest that we did not own as of that date. Following review by PwC, it was determined that including the portion of this additional consideration relating to the minority interest that we had not yet acquired was not appropriate. Accordingly, we reduced the current and long term portion of accrued acquisition consideration initially recorded on the June 30, 2004 balance sheet by $921,000 and $324,000 respectively, and reduced goodwill on the balance sheet by a corresponding amount of approximately $1.2 million.

•	Accounting for OD2 escrow consideration. In our initial closing financial statements delivered to PwC, the stockholders’ equity portion of Loudeye’s balance sheet as of June 30, 2004 included 2,072,369 shares of common stock issued to certain of OD2’s principal shareholders which are being held in escrow by us for 18 months to satisfy claims we may have with respect to breaches of representations, warranties and covenants, indemnification claims and working capital adjustments. In the aggregate, these shares represented 15% of the total stock consideration initially payable in the transaction. In addition, the additional accrued acquisition consideration payable in connection with the transaction set forth in our initial closing financial statements delivered to PwC was approximately $17.5 million, and included approximately $2.6 million of consideration payable to these principal shareholders which, when payable, would also be placed in escrow to satisfy any of the aforementioned claims that may be made. Following review of these entries by PwC and after further review of applicable accounting literature, we determined that these escrowed shares and the approximately $2.6 million of accrued acquisition consideration to be issued into escrow should be excluded from our financial statements as of June 30, 2004, because the outcome of the contingency related to the escrow amounts was not determinable beyond a reasonable doubt as of June 30, 2004. We adjusted these entries accordingly.

•	Accounting for OD2 foreign exchange transaction gain. The deferred acquisition consideration was denominated in U.K. pounds. Our initial closing financial statements delivered to PwC did not account for any foreign currency exchange rate fluctuation related to our deferred payment obligations during the period from June 22, 2004 to June 30, 2004. Following review of these entries by PwC, we adjusted downward the amount of the deferred consideration payable to the OD2 shareholders and recorded $183,000 of foreign currency transaction gain in “other income” to account for exchange rate fluctuations during this period.

      Each of the above-referenced adjustments to our second quarter financial statements was made prior to the filing of our quarterly report on Form 10-Q for the period ended June 30, 2004, which we filed with the SEC on August 31, 2004, and each such adjustment is reflected in the financial statements included in the Form 10-Q.

      We have authorized PwC to respond fully to inquiries of Moss Adams as our successor independent registered public accounting firm concerning these material weaknesses.

      The material weaknesses described above resulted in deficiencies in the processes, procedures and competencies within our accounting and financial reporting functions which contributed to post-closing adjustments and delays in the completion and filing of our quarterly report on Form 10-Q for the period ended June 30, 2004. We delayed the filing of our quarterly report on Form 10-Q for the period ended June 30, 2004 to resolve the accounting issues relating to the OD2 acquisition and to ensure that our second quarter financial statements properly accounted for the transaction.

Update on Internal Control Over Financial Reporting

      Management and our audit committee have assigned a high priority to the short- and long-term improvement of our internal control over financial reporting. This includes addressing the material weaknesses described above under the heading “Change of Accountants.” The term “material weakness” is defined by the PCAOB as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected in a future period. The PCAOB defines a “significant deficiency” as a control deficiency or combination of control deficiencies that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more-than-remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

      Set forth below is a description of actions that management took in the second and third quarters of 2004 and thereafter and that management plans with respect to its review of, assessment of and remediation of control deficiencies in our internal control over financial reporting, including the material weaknesses identified by PwC, as well as preliminary results from our ongoing review of our internal control over financial reporting. As described below, our remediation efforts of the material weaknesses we identified were not complete as of December 31, 2004, and as a result our management has concluded that it will not be able to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. Our assessment that material weaknesses in our internal control over financial reporting existed as of December 31, 2004 will result in management assessing that our internal control over financial reporting is not effective. We expect that our independent registered public accounting firm will issue an adverse opinion on our internal control over financial reporting as of December 31, 2004, at a minimum as a result of management’s inability to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004.

Quarter Ended June 30, 2004

      During the second quarter of 2004, we engaged an outside consulting firm to advise us on internal control over financial reporting. Together with our outside consultants, we commenced a multiple-phase assessment and remediation process. We conducted the first phase of this process in May and June of 2004 by performing a high level analysis to guide our overall internal control review process to focus on critical areas. As a result of this review, we identified control deficiencies relating to insufficient staffing within our accounting and finance functions and a lack of segregation of duties, such as no independent review of journal entries prior to posting them to the general ledger and the failure to segregate functions within our accounting and finance departments. The principal functions that were not adequately segregated were accounts payable/ cash disbursements, accounts receivable/ collections, payroll and benefits administration, and bank reconciliation. As of the end of the second quarter of 2004 we had not established a remediation plan to address these deficiencies. In addition, in June 2004, together with our outside consultants, we commenced an initial review of our significant financial accounting processes to identify existing controls and procedures. That review was not complete as of June 30, 2004.

      Other than our engagement of an outside consulting firm to assist us in this multiple-phase assessment and remediation process, there were not any changes in our disclosure controls and procedures, including our internal control over financial reporting, during the quarter ended June 30, 2004, that had materially affected, or were reasonably likely to materially affect, our disclosure controls and procedures, including our internal control over financial reporting.

Quarter Ended September 30, 2004

      As disclosed in our quarterly report on Form 10-Q for the quarter ended June 30, 2004, in August 2004 PwC identified material weaknesses in our internal control over financial reporting described above. In July 2004, we concluded the initial review that we commenced in June 2004 of our significant financial accounting processes to identify existing controls and procedures. In July 2004, our financial reporting specialist terminated his employment. As part of our efforts to remediate the material weaknesses identified by PwC (including the control deficiencies we had identified in the second quarter of 2004), in August 2004 we engaged two outside recruiting firms to assist us in our search for qualified accounting and finance personnel.

      Other than our hiring of these outside recruiting firms and our review of our significant accounting processes to identify existing controls and procedures, there were not any changes in our disclosure controls and procedures, including our internal control over financial reporting, during the quarter ended September 30, 2004, that had materially affected, or are reasonably likely to materially affect, our disclosure controls and procedures, including our internal control over financial reporting.

Actions Subsequent to September 30, 2004

      Set forth below is a description of the actions we took subsequent to September 30, 2004 and that management plans to take with respect to its review of, assessment of and remediation of control deficiencies in our internal control over financial reporting, including the material weaknesses identified by PwC.

•	Hiring of Additional Personnel. Since October 2004, we have hired eight additional qualified staff for our accounting and finance departments as follows:

•	Three individuals (including a director-financial planning and analysis, a director-financial reporting and an assistant controller) joined our accounting and finance staff on October 4, 2004. Each of these individuals has at least nine years of financial accounting experience, including experience working with companies subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	On November 1, 2004, we hired a staff accountant who has more than three years of accounting experience, including experience working with companies subject to the reporting requirements of the Exchange Act.

•	On November 30, 2004, we hired a senior accountant who is a certified public accountant, or CPA, with more than eight years of accounting experience, including experience working with companies subject to the reporting requirements of the Exchange Act.

•	In December 2004, we hired a new payroll benefits specialist and decided to retain a temporary accounts payable specialist. The payroll benefits specialist has six years of specialized payroll processing and related accounting experience, including experience working with companies subject to the reporting requirements of the Exchange Act.

•	On January 1, 2005, we hired a vice president of finance who is a CPA with approximately 15 years of financial accounting experience, including experience related to acquisition of international companies and experience working with companies subject to the reporting requirements of the Exchange Act.

•	On February 1, 2005, we hired a permanent accounts payable specialist who has more than five years of accounting experience, including experience working with companies subject to the reporting requirements of the Exchange Act.

During 2005, we may hire additional personnel if management concludes that we have additional staffing needs within our accounting and finance departments as a result of management’s ongoing assessment of our internal control over financial reporting. As of the date of this prospectus, our accounting and finance staff consists of significantly more personnel with more accounting experience than was the case during the second and third quarters of 2004.

•	Temporary Retention of Existing Personnel. In order to ensure a smooth transition in the turnover of our accounting and finance personnel, we reached agreements with our former assistant controller to remain in our employ through November 2004 and with our former accounts payable and payroll benefits manager and our former senior vice president of finance to remain in our employ on a full time basis through December 2004. We negotiated severance arrangements with each of these individuals of approximately four months, three months and 10 months, respectively, the payment of which was conditioned on each individual remaining in our employ until the departure dates described above.

•	Revised Disclosure and Accounting Policies and Training. We began implementing revised disclosure and accounting policies and procedures and training with respect thereto beginning in October 2004, coinciding with the date that additional personnel joined our accounting and finance departments. Our training programs are focused on our new accounting and finance personnel, as well as other employees within our organization (including employees of businesses that we have acquired in 2004). These training programs are designed to emphasize the duties and responsibilities of employees with respect to internal control over financial reporting and disclosure controls and procedures and also include training regarding the contract approval process, document retention policies and identification and treatment of public company disclosure matters. Our training programs do not currently extend to our information technology systems.

•	Overpeer and OD2 Subsidiaries. We completed the acquisitions of Overpeer, Inc. and OD2 during fiscal year 2004. Management is in the process of assessing the effectiveness of internal control over financial reporting with respect to each of these acquired businesses and intends to implement appropriate components of our assessment and remediation plan to these businesses as described below.

•	Continued Implementation of Multiple-Phase Assessment and Remediation Process. As described above, in May 2004, we engaged an outside consulting firm to advise us on internal control over financial reporting and to assist us in undertaking a multiple-phase assessment and remediation process. We began to implement the initial phases of this plan in the second and third quarters of 2004. Set forth below is a summary of additional steps that we have taken to implement this plan.

•	Risk assessment and planning. As described above, in May and June 2004, we performed a high level risk assessment to guide our overall internal control review process to focus on critical areas. We have continued the risk assessment and planning procedures into 2005 as part of our integration of our expanded finance and accounting team. We anticipate conducting similar risk assessment and planning procedures at our Overpeer and OD2 subsidiaries beginning in March 2005 with a target completion date of May 2005.

•	Review and supplementation of existing documentation of internal control over financial reporting. As described above, in June and July 2004, we conducted an initial review of our significant financial accounting processes to identify existing controls and procedures and, together with our outside consultants, in July 2004 we began the process of documenting these controls and procedures. We had not completed documenting all of our controls and procedures at the process, transaction and application level as of December 31, 2004. Documentation has continued in 2005 and we anticipate completing documentation of our revised controls and procedures in February 2005 for our operations excluding Overpeer and OD2. We anticipate beginning the documentation phase at our Overpeer and OD2 subsidiaries in March 2005 with a target completion date of June 2005.

•	Review of financially significant general computing controls. Beginning in November 2004, we engaged outside consultants to assist us with our review and risk assessment of internal control over financial reporting relating to our financially significant general computer controls. Through

January 2005, we defined several objectives with respect to our review of financially significant general computer controls, including:

•	Identification of computer control activities, which are the policies and procedures we implement such as approvals, authorizations, verifications, reconciliations and security of assets;

•	Review, revision and supplementation of control information generated by our computer systems that is used in identifying and capturing data; and

•	developing process documentation, such as policy manuals, accounting memoranda and flowcharts.

We expect our review will be completed in March 2005 for our operations excluding Overpeer and OD2. To date, our review of financially significant general computer controls has identified potential control deficiencies relating to insufficient password management and unauthorized sharing of passwords; insufficient physical access controls that could allow unauthorized access to our general computer systems; and insufficient formal technology documentation to support system usage and maintenance. Management has not yet determined whether any of these control deficiencies constitute significant deficiencies or material weaknesses within the meaning of PCAOB Standard No. 2, and management may identify additional control deficiencies relating to its general computer controls.

We anticipate beginning our review of financially significant computer controls at our Overpeer and OD2 subsidiaries in February 2005, and we have established a target completion date for this review of June 2005.

•	Remediation of control deficiencies (including significant control deficiencies and material weaknesses). In the fourth quarter of 2004, we began to implement new controls and procedures designed to ensure proper segregation of duties among the employees in our accounting and finance functions. We added a management level review of all journal entries prior to posting them to the general ledger and we have taken steps to ensure that the relevant processes within our accounts payable/cash disbursements, accounts receivable/collections, payroll and benefits administration, and bank reconciliation functions are segregated and performed by different personnel within our accounting and finance departments. Due to the staffing changes occurring in our operations located within the U.S. in the fourth quarter 2004 and first quarter 2005, we anticipate continuing to enhance our controls and procedures with respect to currently identified material weaknesses and other control deficiencies during 2005. We intend to take a proactive approach to remediate control deficiencies we may identify in our review of operations at our OD2 and Overpeer subsidiaries.

•	Internal test plan development and testing. We had not developed an internal test plan as of December 31, 2004. We are currently in the process of developing an internal test plan together with our outside consultants to assist us with conducting a review of our internal control over financial reporting during the 2005 fiscal year. We expect our internal test plan to be completed in March 2005 and testing to begin in March 2005 for our operations excluding Overpeer and OD2. However, because our remediation efforts of the material weaknesses discussed above were not complete as of the December 31, 2004 measurement date, our management has concluded that it will not be able to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. In addition, we may conclude following our testing that there are further significant deficiencies or material weaknesses in the design or operating effectiveness of our internal control over financial reporting.

•	External testing. Following the completion of our internal testing and any remediation and re-testing, if necessary, Moss Adams will perform its own testing of our internal controls in order to complete the review required by Section 404 of the Sarbanes-Oxley Act of 2002. We expect that Moss Adams will concur with management’s assessment that our remediation efforts of the material weaknesses discussed above were not complete as of the December 31, 2004 measurement date and that we were unable to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004. Moss Adams may identify additional significant deficiencies or material weaknesses. We expect that Moss Adams will issue an adverse opinion on our internal control over financial reporting as of December 31, 2004.

•	Development of a monitoring plan. In March 2005, we anticipate developing an ongoing monitoring system to facilitate continuous monitoring of our internal control over financial reporting. We anticipate that this plan will include the regular and periodic refreshing of documentation, reassessment of controls and their effectiveness, reporting of any significant changes or control deficiencies, corrective action and testing as necessary and regular management updates.

      The steps described above, including the hiring of additional qualified accounting and finance personnel, are designed to ensure that management’s evaluation of our internal control over financial reporting is thorough and complete and that a timely and appropriate remediation plan is implemented. Our audit committee is overseeing management’s assessment and its implementation of a remediation plan and is prepared to take additional measures, where necessary, to ensure that management has the required resources in place to address known and not yet identified material weaknesses, significant control deficiencies and other control deficiencies. The effectiveness of the steps we have taken to date and the steps we are still in the process of completing is subject to continued management review, as well as audit committee oversight, and we may make additional changes to our internal controls and procedures. Although we have undertaken the foregoing initiatives, we cannot assure you that we will not in the future identify further material weaknesses or significant control deficiencies in our internal control over financial reporting that have not previously been identified.

      Management estimates that we will incur additional costs in connection with our remediation efforts including recruiting costs, outside advisor fees, incremental personnel costs, interim personnel and severance costs. Management estimates that these costs will aggregate approximately $775,000 from the fourth quarter of 2004 through the end of the first quarter of 2005, including approximately $200,000 of severance costs.

      Section 404 of the Sarbanes-Oxley Act of 2002 requires our independent registered public accounting firm to audit both the design and operating effectiveness of our internal controls and management’s assessment of the design and the effectiveness of our internal controls. For the year ended December 31, 2004, management’s assessment of our internal control over financial reporting will be limited to our operations excluding Overpeer and OD2 since we are permitted to exclude subsidiaries which we acquired during fiscal year 2004 from our internal control assessment at that date pursuant to the guidance from the Division of Corporation Finance and Office of the Chief Accountant of the Commission contained in the release captioned Frequently Asked Questions (revised October 6, 2004) regarding Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

      We have made changes in the design of our internal controls to remediate both the staffing and segregation of duties control deficiencies we identified and the material weaknesses PwC identified in August 2004. However, management will not be able to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004 because our remediation efforts of the material weaknesses discussed above were not complete as of the December 31, 2004 measurement date. Our assessment that material weaknesses in our internal control over financial reporting existed as of December 31, 2004 will result in management assessing that our internal control over financial reporting is not effective. In addition, our review could conclude that there are further significant deficiencies or material weaknesses in the design or operating effectiveness of our internal control over financial reporting as a result of additional control deficiencies that we have identified or other control deficiencies that we may identify during our ongoing assessment of our internal control over financial reporting. Moss Adams, our independent registered public accounting firm, may not concur with management’s assessment. We expect that our independent registered public accounting firm will issue an adverse opinion on our internal control over financial reporting as of December 31, 2004, at a minimum as a result of management’s inability to demonstrate through testing that our internal control over financial reporting was effective as of December 31, 2004 because our remediation efforts of the material weaknesses were not complete as of December 31, 2004 measurement date. This adverse opinion could contain additional disclosures as a result of our identification of other significant control deficiencies or material weaknesses or our independent registered public accounting firm identifying other significant deficiencies or material weaknesses not included in management’s assessment of the operating effectiveness of our internal control over financial reporting. The existence of a material weakness or weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period.

Legal Proceedings

      On September 10, 2004, we were served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, our Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint which the court denied on January 21, 2005. We intend to file a motion for summary judgment and to otherwise defend ourselves vigorously against the allegations contained in the amended complaint. At present, we cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.

      In February 2003, we entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, we paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against us in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. We answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted our motion to transfer the case to the United States District Court for the Western District of Washington. Discovery in this case is ongoing. We intend to defend vigorously this action and to pursue vigorously our counterclaims. We do not consider the likelihood of loss to be probable and the amount of loss, if any, is not estimable at this time.

      Between January 11 and December 6, 2001 class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including us), 55 underwriters and numerous individuals including certain of our former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased our common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that our underwriters received undisclosed compensation in connection with our initial public offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for our common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. We and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice. The Court suggested that the parties select six test cases to determine class-action eligibility. We are not a party to any of the test cases. In June 2003, a proposed settlement was structured between plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.

Our board of directors approved the proposed settlement in August 2003. On June 25, 2004, the plaintiffs filed a motion for preliminary approval of the settlement with the Court, which was accompanied by a brief filed by the issuer defendants in support of the plaintiffs’ motion. The Court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to underwriter defendants’ objections to the settlement on August 4, 2004. On October 13, 2004 the Court issued an order granting plaintiffs’ September 2, 2003 motion for class certification in each of the six test cases. We cannot assure that this proposed settlement will be approved and implemented in its current form, or at all. Management does not anticipate that we will be required to pay any amounts under this settlement.

      In April 2003, the landlord of our former facility at 414 Olive Way, Seattle, Washington filed suit against us in the Superior Court of Washington, King County, for breach of our lease and seeking damages of $2.0 million. In January 2004, the court entered a judgment in favor of the landlord for rents due through January 2004 of $438,000, which we had accrued in a prior period and paid in the first quarter 2004. On November 12, 2004, we settled this suit. As of December 31, 2003, and June 30, 2004, we had recorded in accrued special charges an estimate of the additional amount that Loudeye may ultimately be required to pay with respect to the litigation matter. As a result of the settlement, we have increased the additional amount which we will be required to pay by $350,000. We have reflected this amount as special charges — other on our unaudited interim condensed consolidated statement of operations. On November 4, 2004, we issued preliminary financial results for the quarter ended September 30, 2004, which reported a net loss of $5.0 million, or $0.06 per share. As a result of the increased accrual, our net loss for the quarter ended September 30, 2004, increased to $5.3 million, or $0.07 per share. The total amount paid by us to settle this suit was $1.7 million, consisting of $1.0 million previously paid by us under a letter of credit, deposits previously paid and pursuant to the January 2004 Court judgment, and $720,000 of new cash consideration, $360,000 of which we paid on November 12, 2004 and the remainder of which we paid in January 2005.

      We are involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including contract and lease disputes and complaints alleging employment discrimination. We believe that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon our business or financial condition, cash flows, or results of operations.

BUSINESS

Overview

      We are a worldwide leader in business-to-business digital media solutions that facilitate the distribution, promotion and sale of digital media content for media and entertainment, retail, wireless and enterprise customers. Our services enable our customers to outsource the management, distribution and sale of audio and video digital media content over the Internet and other electronic networks. Our proprietary consumer-facing applications and e-commerce platform, combined with technical infrastructure and back-end solutions, comprise an end-to-end solution, from core digital media services, such as the hosting, storage, encoding, management and protection of media assets for content owners, to turn-key, fully-outsourced digital media distribution and promotional services, such as private-labeled digital music download stores, wireless music services, streaming Internet radio and music sample services. Our outsourced solutions can increase time-to-market while reducing the complexity and cost of deployment compared with internal solutions, and they enable our customers to provide branded digital media offerings to their users while supporting a variety of digital media technologies and consumer business models.

      In June 2004, we acquired On Demand Distribution Limited, or OD2, a leading digital music service provider in Europe, creating what we believe is the world’s largest business-to-business focused digital media company. The acquisition expands our customer base to include retail customers in over 20 countries, including the U.S., major European countries, Australia and South Africa. Some of our combined customers include Amazon.com, America Online, Inc., Apple Computer, Inc., AT&T Wireless Services, Inc., The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc.

      The use of the Internet and wireless networks as a medium for media distribution has continued to evolve and grow in recent years. Traditional media & entertainment companies, such as major record labels, have in recent years faced significant challenges associated with the digital distribution of music. However, these companies have now licensed the rights to some of their digital music content for distribution and sale online and on wireless networks on a subscription or individual track or album basis. Additionally, retailers and advertisers have begun to use digital media to aid in the marketing and selling of their products. As such, traditional distribution channels for media have expanded as content owners have begun to license and distribute their content online and over wireless networks through new and existing retail channels, and consumers have begun to purchase and consume content using personal computers, mobile devices and other digital devices. In addition, traditional media formats have expanded to include a variety of digital technologies, rich media formats and digital rights management solutions.

      We developed our solutions to address the new methods of media distribution, promotion and content management that have emerged over recent years. Our digital media services enable digital distribution of media via the Internet, wireless networks and other emerging technologies. These services encompass a variety of related services and provide the major components needed to address the management and delivery of digital media, from content management to content distribution, including:

•	Digital Media Distribution. Digitally formatted and protected content can be distributed to end users on behalf of our retail customers via streaming or download services. We aggregate a large catalog of digital music content and can clear the licensing requirements with the content owners on behalf of our retail customers for the sale of this catalog to their end consumers. Our solution can support full tracking and reporting of such end user activity for purposes such as royalty settlement or direct marketing. Our scalable network infrastructure can deliver to large numbers of end users with high levels of reliability.

•	Advanced Application Services. Our software applications enable “retailers” of digital media of all types, including traditional and Internet-based retailers, portals, ISPs, and mobile operators, to outsource to us the development and ongoing operation of e-Commerce services for the sale of digital media. We develop and provide proprietary Internet and wireless software applications to publish and manage digital media which can be purchased by consumers using our platform. The applications support private label user interfaces and customized templates. We can host the applications on behalf of the retailer, and the retailer’s deployment of these applications are designed to have the look, feel and branding of the retailer’s existing products and website. The application platform and services support integration to a customer’s website, wireless sites, inventory, account management, and commerce and billing systems. We also offer other application services such as, interactive Radio “iRadioTM”, music sample and webcasting services.

•	Anti-piracy Protection Services. Through Overpeer, one of our subsidiaries, we offer anti-piracy protection services that allow content owners to protect the unauthorized distribution of their assets on peer-to-peer networks. The services, which are available in the United States and Europe, include Overpeer Titanium, a service featuring the industry’s leading anti-piracy service level agreement (SLA) guaranteeing up to 99% effectiveness in preventing the illegal sharing of digital media across peer-to-peer networks. Overpeer has built a solution to handle the tremendous levels of content available and user traffic currently present on global peer-to-peer protocols. Loudeye’s Overpeer services currently protect more than 60,000 digital entertainment titles and block hundreds of millions of download sessions each month.

•	Media Processing Services. Media assets are processed into the digital media formats of our customers’ specifications via our proprietary encoding and transcoding systems. These services support the digital fulfillment of encoded content libraries for content owners and retailers worldwide, including North America, Europe and Asia.

•	Digital Media Storage and Access. Our proprietary systems and technology enable the scalable archiving, retrieval and processing of large inventories of digital media, including samples. Digitized masters of the media assets are stored on our high-capacity storage array systems and accessed via our proprietary, automated, web-based access tools to search, deliver and manage such content.

•	Traditional Source Media Ingest and Capture. Source content is captured live via our extensive signal ingress capabilities, including satellite downlinks, video fiber, frame relay, ISDN, automated telephony-to-IP switches and teleconferencing equipment, as well as on-demand via processing of archived source audio and video in a wide range of legacy and digital formats.

      To support these solutions, we have obtained licenses and cultivated relationships with the four major record labels and hundreds of independent record labels. The target customers for our digital music services include media & entertainment companies, such as media portals, broadcasters, major record labels and advertisers, traditional and Internet-based retailers, wireless companies and consumer electronics manufacturers.

      We also offer highly scalable live and “on-demand” audio and video webcasting services, supported by proprietary applications and an advanced Internet-protocol based digital broadcast center based in Seattle. The target customers for these solutions include media & entertainment companies, as well as large and medium-sized enterprises across a range of industries. Webcasting services are often sold in arrangements that include a continuing “on-demand” archival component that enables the customer access to its content after an event has been webcast.

      Our capabilities include a robust production and rich media delivery infrastructure, featuring significant capacity to manage customer requirements and a flexible and extensible platform to enable tailored solutions and serve a diverse range of market opportunities. Our solutions offer customers the following key benefits:

•	End-to-end outsourced solutions reduce complexity and cost of in-house implementations;

•	High degree of flexibility enables tailored customer solutions;

•	Scalable systems and network infrastructure provide significant capacity and reliability; and

•	Strategic relationships facilitate authorized digital media strategies.

      In January 2004, we transferred substantially all of the assets of our media restoration services subsidiary, VidiPax, Inc., to a company controlled by VidiPax’s general manager. In May 2004, we completed the sale of this media restoration services business. While we will have ongoing rights to co-market and resell media restoration services for two years after the sale, we anticipate media restoration services will represent an insignificant portion of our revenue and operations for the remainder of 2004 and beyond.

Industry Background

      The digital media industry encompasses many sectors, software and technologies. Companies operating in the digital media industry focus on developing and deploying innovative technologies to perform, promote and distribute audio and video content over the Internet and over other digitally-enabled channels such as personal computers, televisions, mobile phones and other portable devices.

      In the first nine months of 2004, digital media continued to grow as a broad-based tool for communications, online media promotions and the distribution of content, particularly in the media, entertainment and corporate sectors. This growth has been driven in large part by an increase in broadband adoption and significant improvements in streaming technologies capable of delivering high quality content in smaller file sizes. A critical trend in these technology and streaming format enhancements is a marked increase in ease of use and effectiveness of streaming media, including, in some cases, instant-on access to streaming content without buffering. At the same time, content owners such as major media companies, film studios and record labels are providing more content in a digital format to capitalize on these opportunities.

      The digital media industry has undergone significant changes since early 2003, and is rapidly adapting to satisfy the growing consumer and business demand for digital media products and services. Key trends in the industry over the past year have included:

•	Increasing Consumer Broadband Connectivity. The estimated number of U.S. consumers with a broadband Internet connection has reached approximately 51% of the American online population, or 63.0 million users, according to Nielsen/Net Ratings. Jupiter Research concludes that a larger Internet audience using broadband connections will combine to generate approximately 1.6 billion in digital music spending by 2008.

•	Wide Proliferation of Digital Music Technologies and Devices. Digital media is no longer confined to personal computers. For example, since early 2003 there has been a significant and continuous increase in the number of portable digital music players, as well as an increase in the usage of digital music on other mobile devices. IDC predicts significant growth in the worldwide compressed audio player device market for the next three years, reaching an estimated install base of approximately 31.0 million players by 2007. A large portion of this growth will come from mobile phones, DVD players, gaming devices and DVRs. Yankee Group estimates that the worldwide ringtone market is approximately $3.0 billion, with $159.0 million spent in the U.S. New technologies also enable new ways to purchase and consume music. Music subscription services are also expected to account for approximately $803.0 million, or 6%, of U.S. music sales by 2007, according to Forrester Research.

•	Major Record Labels Began Licensing Digital Media Content. Music companies have faced a three-year decline in new CD sales, which they blame largely on illegal file swapping and other illegitimate means of copying and transferring copyrighted music. To create a legal means to meet the strong consumer demand for digital music, and to compensate for lost revenue as a result of peer-to-peer file sharing, the music industry has generally supported the launch of new music stores and services by licensing their catalogs for digital distribution.

•	Consumer Migration from Illegal File Sharing to Legitimate Music Downloads. There are indications that illegal file sharing is declining due to factors including:

•	Increased pressure from the Recording Industry Association of America (RIAA), including litigation directed at individual file traders;

•	Corrupted files and other viruses embedded in files found on peer-to-peer networks;

•	Declining pre-pressed CD prices; and

•	The introduction of legitimate digital music stores.

      For example, Nielsen SoundScan concluded that for the last three months of 2003, CD sales increased approximately 6% and overall music sales, including singles and online downloads, increased approximately 11% from the year-ago period. Forrester Research has predicted that downloads in the U.S. will generate approximately $1.9 billion by 2007 and account for approximately 23% of music sales the following year.

      These shifts in the industry present market opportunities for us, as our turnkey product offerings address the technical challenges our partners face in launching their own music store or service to distribute digital music content to end-users.

Challenges in Digital Media Distribution

      To manage and distribute digital media, companies may develop internally the core competencies required to develop and deploy digital media content, or they may outsource these responsibilities to a third party. The core competencies required to manage and distribute digital media content include:

•	Application and business model support to enhance the audio and video experience, track and report usage, monetize and protect content, and manage customer service;

•	Scalable and reliable hosting and network distribution;

•	High quality encoding and third-party digital media technology support;

•	Digital media archive management; and

•	Source media and metadata capture.

      Metadata provides descriptive data to the consumer such as, in the case of music titles, artist information, track level data, title name, and cover art. Metadata may also include additional information that can be used to facilitate transactions or establish marketing relationships, such as links to online sale sites or opt-ins for email marketing campaigns. In addition, metadata is important to facilitating the administration of tracking and reporting required in many licensing arrangements with copyright holders.

      It may be difficult or cost-prohibitive for providers and distributors of digital media content to develop, manage, and maintain these core competencies on an ongoing basis, as such companies may lack the internal resources or time to develop the expertise necessary to address these problems without disrupting their core business activities.

      In addition to the technical challenges, digital media distributors may encounter a number of difficulties in obtaining copyright licenses from content owners. For example, a company may obtain a copyright license that enables it to distribute certain digital media content — but only in one particular area (such as reproduction and performance, wireless delivery or subscription based programming, to the exclusion of others). Consequently, the company may need to enter into additional licensing arrangements to use the same content in other areas. As such rights are often held by different parties, such as publishers, artists and record labels, the effort to obtain such rights is often onerous, and may disrupt, delay or prevent the launch of a wide range of digital music business models.

      For content owners, the digital media industry presents certain additional challenges. Content owners must:

•	Ensure proper and timely distribution of their music catalog to hundreds of music services around the world;

•	Ensure content is protected against unauthorized distribution or prohibited use;

•	Collect and manage usage reports and associated royalty payments for the sale of content; and

•	Manage sufficient and reliable technology resources to distribute content to partners and stay abreast of current technological developments that affect their interest and revenue potential in the digital distribution channel.

The Loudeye Solution

      We support the end-to-end management and delivery of digital media content for both content owners and downstream distributors. Our digital media services enable our business partners to outsource completely the creation, management and delivery of audio, video and other visual content via the Internet and other digital distribution platforms. Our solutions reduce the complexity and cost of internal digital media solutions, while supporting a variety of digital media strategies and customer business models.

      We believe we have been and remain a pioneer and industry leader in the rapidly developing digital music market. Through our new turnkey products, the Digital MusicStoreTM and iRadio ServiceTM, we have expanded our signature services to enable our customers to launch digital music storefronts under their own private brand names. We also continue to increase the digital music catalog available to our customers, the size of which we believe is unparalleled in the industry.

      Our digital media solutions offer our customers the following key benefits:

•	End-to-End Outsourced Solutions Reduce Complexity and Cost of In-house Implementations. Large and medium-sized enterprises and content owners that want to encode and distribute their video and audio content can do so either from their own production capabilities and network servers or through third-party service providers. Our services and applications provide a comprehensive solution through a single outsourced solution. Our solutions reduce complexity and allow our customers to avoid the development and ongoing maintenance costs of establishing internal capabilities. Our end-to-end services address a series of highly complex steps required to deploy digital media effectively and reliably to large audiences. We deliver high quality and reliable services at a lower cost than the development and maintenance of comparable internal solutions, enabling our customers to leverage our existing and evolving expertise.

•	Transferable Content License Rights. We have obtained copyright licenses for various offerings within our digital music services which are transferable to our customers. We can therefore enable our customers to avoid the cost and time required to negotiate and obtain such licenses for themselves. We have developed relationships and signed content licensing agreements with all four of the major record labels: EMI Music, Sony BMG, Universal Music and Warner Music, and hundreds of independent record labels, and we continue to develop working relationships with other music companies.

•	Comprehensive Digital Media Services to Address the Marketing and Entertainment Markets and Enterprise Communication. Customers in a broad range of industries are beginning to deploy digital media to communicate, market products, and distribute media & entertainment. We support the online marketing initiatives of our customers through our digital media services including our leading music samples services, online radio services, advertisement insertion solutions, and music download services. In addition, we provide outsourced services to support the management and distribution of our customers’ digital media catalogs, including scalable encoding and delivery services. Our proprietary suite of webcasting and web conferencing applications and services, coupled with our scalable network and production infrastructure technologies, provide a simple, cost-effective method for companies to communicate online with audiences of any size. Using our services, enterprises can offer their target audiences access to webcasts of a variety of corporate events such as product launches, investor earnings calls, conferences and distance learning seminars.

•	Scalable Systems and Network Infrastructure Provide Significant Capacity and Reliability. Corporations and content owners may encounter capacity and technological limitations if they attempt to deliver digital media to large numbers of end-users using in-house production capabilities and network servers. Our solution is highly scalable, allowing us to process a large number of simultaneous audio or video events and to seamlessly add additional capacity as necessary. We have developed proprietary products and services based upon an automated and distributed architecture of encoding, conversion and media enhancement systems. We have one of the most extensive signal ingress capacities in the industry that allows us to acquire hundreds of audio and video signals simultaneously. Additionally, we can handle a wide range of other traditional and legacy media formats. The content is then encoded by hundreds of distributed video/audio encoding servers. The content can be delivered back to customers in raw digital formats through a variety of methods, or hosted and served by our proprietary cell-based streaming network architecture. Our facility’s design is modular and scalable to accommodate growth and changes in technology.

•	High Degree of Flexibility Enables Tailored Customer Solutions. Because our customers require flexibility in the formats and manner that their digital media is distributed, as well as the manner in which their content is captured, we offer a wide range of media ingest and capture methods and support a wide range of digital media formats and other third party technologies. In addition, our hosting services and proprietary applications provide additional support to customers, enabling them to access advanced reporting and management tools and offer value-added services such as digital rights management and ad insertion to enable a variety of business models and strategies for our customers.

Products and Services

      Our comprehensive digital media products and services include private-branded digital music stores, such as our Digital MusicStoreTM and iRadio ServiceTM, digital music encoding, metadata licensing, advanced fingerprint database generation, hosted music sample services, hosted music download services, including digital rights management license clearing, online radio solutions and rich media advertisement insertion. The target customers for our digital media services include traditional and Internet-based retailers, media & entertainment companies, including media portals, broadcasters and the major record labels.

      We also provide enhanced enterprise communication services, which include highly scalable, live and on-demand audio and video webcasting services supported by proprietary applications such as synchronized streaming slide presentation capabilities. Using our services, enterprises can offer small and large audiences access to webcasts of a variety of corporate events, such as product launches, investor earnings calls, conferences and distance learning seminars. Our web conferencing service enables companies to easily facilitate small online slide presentation meetings. The target customers for these solutions include medium and large-sized enterprises across a range of industries.

      Our digital media solutions are offered through three tiers of service — application services, hosting and streaming services and encoding services and customers may choose any combination of these tiers of service. Our services are priced based on several criteria, including the extent and volume of infrastructure usage, particularly of network and storage; the means used to capture the content; the applications used; and the extent of additional value-added services provided.

Application Services

      We have built an application layer of proprietary products comprising end-to-end solutions. These applications are deployed on an application services provider (ASP) basis where the software runs on equipment managed and monitored by us. Our customers have flexibility and options to choose their individual level of customization or integration.

      The Loudeye Digital MusicStoreTM provides the components necessary to enable a partner to create, promote and operate a superior digital music experience under its own brand name. Digital MusicStore will permit our partners to give their end consumer customers the ability to search, sample, solicit recommendations, manage, purchase and download CD-quality music tracks, albums to devices of their choice. Our Digital MusicStore integrates with a partner’s existing technology and infrastructure, offering either a complete storefront or expanding an existing presence. Key features of Digital MusicStore include:

•	Web-based, private-branded music discovery client;

•	Digital music hosting and download delivery;

•	Digital rights management using Windows Media DRM;

•	Usage reporting;

•	Digital music royalty settlement;

•	Streaming music samples and cover art;

•	Music metadata;

•	Rich media ring tunes (for wireless applications);

•	Full range of digital music consumption alternatives, including subscription, pay-as-you-go, permanent download, or à la carte;

•	Fully-integrated payment functionality supporting multiple end consumer payment alternatives; and

•	Support for multiple languages, offering multinational customers a single point, worldwide solution.

      The Loudeye iRadio ServiceTM offers 100 channels of CD-quality streaming music delivered through a partner’s own privately branded player interface. It is capable of supporting delivery to a range of consumer music devices and appliances. The iRadio service can be deployed online for web-based retailers and portals, as well as offline for consumer electronic devices and appliances, digital home entertainment systems and other digital broadcasting outlets. Key features in the first release of iRadio include:

•	24x7 music programming in compliance with the Digital Millennium Copyright Act;

•	Web-based, private-branded music discovery client;

•	100 channels of pre-programmed or customizable (by artist or genre) CD quality music; and

•	Support for delivery to PCs and consumer electronics products.

      We have additional proprietary applications that support a variety of business models and customer strategies. Our advertisement insertion solutions support dynamic content insertion that enable digital media advertising and marketing campaigns and our digital download platform includes rights management clearing. These applications enable customers to promote, manage, and monetize their digital media offerings.

Hosting and Streaming Services

      Our hosting services allow digital media content to be packaged and converted into a variety of streaming media and digital download formats via our encoding services. We can also host this content in a central media repository.

      We provide comprehensive webcasting solutions that enable enterprises to broadcast audio, video and visually oriented communications over the Internet. Our proprietary suite of webcast applications and services, coupled with our scalable network and production infrastructure technologies, provide a simple, cost-effective way for corporations to communicate online with large groups. We provide our services to large and medium sized enterprises as well as traditional media and broadcast companies.

      We provide our customers with the infrastructure and service components necessary to deploy a streaming media offering as part of an Internet or intranet presence. Our enterprise clients use this offering to augment and support their existing business initiatives. We also provide streaming services for audio and video conferencing, distance learning, corporate or departmental meetings, presentations, conferences, roadshows and other investor relations offerings. Our webcasting services include both live events and on-demand streaming services.

      Our web broadcasting capabilities allow customers to extend significantly the reach of traditional conferencing services or live events to enable one-to-many communications to be broadcast conveniently and economically to the widest possible audience. Companies are able to leverage the creation of content over a mass medium, reduce communication costs, maintain brand identity through a controlled user experience, and in many instances, generate additional revenue streams from the distribution of content to previously untapped audiences and markets.

      We also provide customers with access to our samples services, which is a hosted end-to-end streaming service that delivers high quality music samples to customers in the online music business. Our music samples are streaming files containing selected portions, commonly referred to as samples, clips or previews, of a full music track. For all musical genres except classical and jazz, the music samples are generally 30 seconds in duration. For classical and jazz music tracks, the music samples are typically 60 seconds in duration. Music samples are used by customers for many purposes, including increasing online music sales, user traffic and customer retention.

Encoding Services

      To transmit digital media over the Internet and other advanced digital distribution networks, the uncompressed digitized content needs to be encoded into compressed, Internet-compatible digital formats. Encoding large volumes of content in an efficient manner is a complex process that requires highly scalable production technology. In addition, it is at the encoding stage that metadata is at times merged with the encoded file from a centralized database, which adds to the complexity of the encoding process. Various digital encoding formats and technologies continue to evolve and often conflict with one another. As a result, content owners often desire to create multiple versions of their digital content in multiple formats to support their distribution strategies. Additionally, the encoding process for a particular item (or for an entire library) may need to be repeated over time to keep pace with the introduction of new formats and the changing preferences of online users.

      Our innovative services address these challenges via the outsourced management and encoding of our customers’ content. Typical digital media service projects can involve conversion of tens of thousands of music titles or thousands of hours of video content into encoded content of multiple formats and bit rates. Once content has been encoded, we can provide watermarking, encryption and other digital rights management technologies to enable our customers to protect and manage their content. A file created from the source materials containing specified database and attribute data relating to a particular piece of content can then be linked to that content as part of the overall encoding process. We also provide project analysis, as well as consulting, integration and custom application development.

Loudeye’s Content Catalog

      Our digital music archive includes nearly 5.0 million full song tracks and includes metadata associated with the music files. In 2003, we delivered approximately 14.0 million digital music files and served nearly 1.0 billion song samples to consumers through major online music retailers and websites, such as America Online, Amazon.com, barnesandnoble.com, CDNow, Yahoo!, House of Blues, Windowsmedia.com and MSN. We offer the service primarily under long-term contracts.

Anti-Piracy and Peer-to-Peer Promotional Tools

      In March 2004 we acquired Overpeer, Inc., a provider of digital media anti-piracy, data mining and promotional solutions on peer-to-peer networks worldwide. Overpeer holds multiple patents in Asia and Europe, and has three patents pending in the U.S. for its proprietary technology, systems and software.

      With the inclusion of Overpeer’s technologies into our comprehensive package of digital media solutions, we now provide our content owners with the following additional benefits:

•	Powerful data mining and analytical tools and comprehensive information on digital music, video, game and software usage;

•	Potent anti-piracy solutions to disrupt the illegal sharing of copyrighted material; and

•	Targeted promotional services for companies to capitalize on previously untapped revenue streams across content sharing networks.

Sales and Marketing

      We sell our services through a combination of direct and indirect sales, with all channels and regional offices managed by two main sites, Seattle and London. Our digital media services direct sales force markets our services to customers in a diverse range of markets, such as media & entertainment, on-line and physical retailers, computer software and game developers. In the U.S., we currently have a sales presence in Seattle, Washington, Los Angeles, California and New York, New York. In Europe, we have sales offices in London, Bristol, Paris, Cologne and Milan. Sales employees are compensated with a salary and commission based upon business with existing and new clients.

      Our sales group also targets resellers who market to their established customer bases. We private label or co-brand our services for these partners depending on their requirements. We also partner with companies to resell our services through their websites, or through co-branded websites, or to include our services with their product offerings. We offer our reseller partners our services at a discount to our traditional retail pricing model and our referral partners receive a percentage of revenue pursuant to terms of the agreements.

      Our marketing objectives are to build awareness for our brand among key market segments and to maintain a position as a leading full-service digital media service provider. To support these objectives, we utilize public relations, trade shows, advertising and direct marketing.

      As of January 31, 2005, we had 42 full-time employees in our sales and marketing organization worldwide.

Operations and Technology

      We manage our digital media products including encoding, content preparation, digital rights management, license verification, reporting and royalty payments, hosting and distribution to the Internet, and digital music licensing from our U.S. headquarters in Seattle, Washington, and our European headquarters in Bristol, U.K. We manage our Overpeer anti-piracy protection services from our offices in New York.

•	Digital Music Storage and Access. Our proprietary systems and technologies enable the scalable archiving, retrieval and processing of large inventories of digital music. Digitized content is stored on our high capacity storage array systems and accessed through our proprietary, automated web-based access tools to search, provision and manage such content. Once captured and digitized in uncompressed format, content can be stored on our digital music archive system for later uses.

•	Music Processing Services. We process music to customer specifications using our proprietary production systems. The production system is an automated, scalable combination of hardware and software consisting of advanced digital archive technology, proprietary file management systems, customized user interfaces and a highly distributed encoding system. Metadata is also used to track and report information required by many licensing arrangements with copyright holders.

•	Encoding Capabilities. We encode customer content in a parallel process and we have developed proprietary processes which allow us to encode audio and video content across several streaming media and download formats simultaneously. Our parallel process supports multiple compression/

decompression algorithms, or codecs, and technologies from third party developers such as Microsoft Corporation, RealNetworks, Inc., Audible Magic Corporation and others. This format flexibility enables customers to support a variety of digital music strategies. Because these formats and platforms continue to evolve, we believe that the benefits of our multiple platform approach will remain applicable as new technologies emerge. Encoded files are reviewed for quality and then delivered to the customer as a collection of files or routed automatically to our hosting services for direct delivery as a hosted stream or available download, over the Internet and through the Loudeye Digital MusicStore.

•	Digital Music Distribution. Digitally formatted content can be delivered to customers through a range of methods, from secured file delivery to a fully hosted streaming or download service published and streamed through our network infrastructure and the Loudeye Digital MusicStore.

•	Anti-piracy Protection. Our anti-piracy protection and distribution services provide an effective means of protecting and distributing authorized digital content on various peer-to-peer networks. In addition to offering service level guarantees for our anti-piracy measures, copyright holders can gain market intelligence on the unauthorized digital distribution of their content assets as well as promotional and distribution tools to capitalize on previously untapped revenue opportunities across distributed peer-to-peer networks.

      We have invested in a network distribution infrastructure built around a scalable, redundant, “cell-based” network architecture. Depending on the music format and the bit rate, we are able to stream and host simultaneously thousands of outbound streams and music downloads. We can expand our capacity by adding additional servers within cells. This network is backed by high-capacity online storage that uses mirroring and other techniques to increase redundancy and scalability. Our hosting and distribution operation includes hundreds of servers and supports load balancing and other network management techniques that have been optimized for digital music downloads. We can also serve content across networks of other providers if we exceed our capacity or if we are requested to do so.

      Our operations and production personnel are organized into functional teams which include project management, quality control, logistics operations, data measurement, audio capture and encoding, video capture and encoding, and production systems engineering support. In addition, we have a team that supports our network and hosting services. As of January 31, 2005 we had 29 full-time employees in engineering, network services and information technology support and 83 full-time employees in our production and research and development areas.

Customers

      The target customers for our digital music products include major consumer electronics companies, traditional and Internet-based retailers, media & entertainment companies, wireless carriers and branded consumer products companies. In 2003, we served over 500 customers. Some of our customers include Amazon.com, America Online, Inc., Apple Computer, Inc., AT&T Wireless Services, Inc., The Coca-Cola Company, EMI Recorded Music Holdings, France Telecom, Microsoft Corporation and MSN, Nokia Corporation, Siebel Systems, Inc., Sony Music Entertainment Inc. and Sony Connect, Tiscali S.p.A. and Yahoo! Inc. In the three months ended September 30, 2004, Microsoft Corporation and Sony accounted for 17% and 11% of our revenues. In the nine months ended September 30, 2004, Microsoft Corporation and Sony accounted for 14% and 7% of our revenues. In 2003, Microsoft Corporation and The Coca-Cola Company accounted for 5% and 11% of our revenues. In 2002, Microsoft Corporation and The Coca-Cola Company accounted for 10% and 13% of our revenues. In 2001, The Coca-Cola Company accounted for 17% of our revenues. A significant portion of our revenues from The Coca-Cola Company related to media restoration services which we ceased providing with our sale of that business in early 2004.

Competition

      The market for digital media solutions is rapidly evolving and intensely competitive. We expect competition to persist and intensify in the future. Although we do not currently compete against any one entity with respect to all aspects of our services, we do compete with various companies and technologies in regards to specific elements of our services. In addition, we face competition from in-house solutions.

      For our digital music solutions, we compete in the U.S. and foreign markets with several companies providing similar levels of outsourced digital music services including Roxio Inc. (through its Napster service), Liquid Digital, MusicNet, Inc., MusicNow LLC MPO Group, Siemen AG, and Digital World Services AG. For our music samples services, we compete with companies including Muze Inc. and AEC One Stop Group, Inc.’s All Music Guide. In addition, well-capitalized, diversified digital media technology companies such as Microsoft Corporation, Apple Computer Inc. and Real Networks, Inc. may compete with us in the future with their own services or applications. In certain markets, such as music distribution, the major record labels have acquired and invested in digital music services and technologies that could compete with our digital music services. Traditional radio broadcasters could also develop online music and radio services which could compete with our solutions.

      A significant source of competition includes our potential customers who choose to invest in the resources and equipment to digitally manage, encode and/or host and deliver their media themselves on an in-house basis. In-house service is expected to remain a significant competitor to our services, although we believe that as digital music strategies expand, and the scale of infrastructure and applications required to support business strategies increases, companies that currently manage these processes internally will see a significant economic advantage to outsourcing.

      We believe that the principal competitive factors in our market include:

• Ability to offer a private branded solution	• Reliability of services
• Service functionality	• Scalability of services
• Service quality	• Security of services
• Service performance	• Breadth of content
• Ease of use of products and services	• Customer service and support

Pricing

      Although we believe that our products and services compete favorably with respect to each of these factors, the market for our products and services is new and evolving rapidly. We may not compete successfully against current or future competitors, many of which have substantially more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies or establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that are more sophisticated than our own. For these and other reasons, our competitors’ products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations.

Proprietary Rights and Intellectual Property

      We rely primarily on a combination of copyrights, trademarks, trade secret laws and contractual obligations with employees and third parties to protect our proprietary rights. We have one issued patent, and we have filed eight U.S. patent applications and twelve international patent applications that claim priority to six previously filed provisional applications. Our Overpeer subsidiary, acquired in March 2004, holds multiple patents in Asia and Europe, and has four patents pending in the U.S. for their proprietary technology, systems and software. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. In addition, other parties may breach confidentiality agreements or other protective contracts we have entered into and we may not be able to enforce our rights in the event of these breaches. Furthermore, we expect that we will increase our international operations in the future and the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States.

      The digital music industry is characterized by the existence of a large number of patents, licenses and frequent litigation based on allegations of patent infringement and the violation of other intellectual property rights. As discussed above, obtaining the requisite licenses can be difficult, as separate licenses often must be obtained from a variety of rights holders for distinct activities related to the delivery of digital music, such as reproduction and performance, which requires separate licensing arrangements. In addition, these copyrights may be held by different parties, such as publishers, artists and record labels. The music industry in the United States is generally regarded as highly litigious. As a result, in the future we may be engaged in litigation with others in the music industry, including those entities with which we have ongoing content license arrangements.

      Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third party proprietary rights, such as patents, trademarks or copyrights, by us or our licensees, from time to time in the ordinary course of business. Any claims relating to the infringement of third party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from providing our products or services in the United States or abroad. Any of these results could harm our business. We may increasingly be subject to infringement claims if the number of products and competitors in our industry grow and the functions of products overlap.

Government Regulation

      We are not currently subject to direct regulation by any governmental agency, other than laws and regulations generally applicable to businesses, although certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Few existing laws or regulations specifically apply to the Internet. However, it is likely that a number of laws and regulations may be adopted in the United States and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), encryption concerns, including export contents, copyright and other intellectual property rights, caching of content by server products, electronic authentication or “digital signatures,” personal privacy, advertising, taxation, electronic commerce liability, email, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations may also impose regulations, some of which may conflict with U.S. regulation.

      The adoption of such laws or regulations, and the uncertainties associated with their validity and enforcement, may affect our ability to provide our products and services, may increase the costs associated with our products and services and may affect the growth of the Internet generally. These laws or regulations may therefore harm our business.

      We do not know with certainty how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media and personal privacy and data protection apply to the Internet or to the distribution of music over the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

•	Limit the growth of the Internet;

•	Create uncertainty in the marketplace that could reduce demand for our products and services;

•	Increase our cost of doing business;

•	Expose us to significant liabilities associated with content distributed or accessed through our products or services; or

•	Lead to increased product and applications development costs, or otherwise harm our business.

      Specifically, with respect to one aspect of copyright law, on October 28, 1998, the Digital Millennium Copyright Act, or DMCA, was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, depending on our future business activities, we and our customers may be required to pay licensing fees for digital sound recordings we deliver or our customers provide on their web site and through retransmissions of radio broadcasts and/or other audio content. The DMCA does not specify the rate and terms of such licenses, which will be determined either through voluntary inter-industry negotiations or arbitration. Moreover, with respect to digital publishing, sound recording and other music licenses not directly covered by the DMCA, various parties interested in distribution of digital music plan to engage in a proceeding before a tribunal of the United States Copyright Office along with the RIAA during 2004 to determine what, if any, licensee fees should be paid to various rights holders.

      Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, and by increasing the cost of doing business for our customers.

Employees

      As of January 31, 2005, we had a total of 180 full-time employees, of which 36 were in production, 47 were in research and development, 42 were in sales and marketing, 29 were in engineering, network services and information technology support, and 26 were in general and administration. Of these, 88 employees were located in our Seattle, Washington offices, 75 were located across our European operations, of which 57 were located in Bristol, U.K., one was located in Sydney, Australia, one was located in Los Angeles, California and 15 were located in New York, New York. None of our employees are subject to a collective bargaining agreement. We consider our relations with our employees to be good.

Properties

      Following is a summary of our properties and related lease obligations. We do not own any real property.

United States

      1130 Rainier Avenue, Seattle, WA. Our principal operations are conducted here. We lease 41,763 square feet of this facility. The lease expires on December 31, 2005 and annual base rent is approximately $823,000 for 2004 and $921,000 for 2005.

      1601 Cloverfield, Santa Monica, CA. We lease offices for our sales staff in a shared office space arrangement at this facility. The annual rent is approximately $43,000 with a lease term expiring November 30, 2005.

      1424 Second Street, Santa Monica, CA. We lease approximately 4,632 square feet at an annual base rent of $200,288. We sublease the entire premises to a tenant at the full base rent amount. The term of the lease and sublease expires on December 31, 2004.

      24 West 40th Street, New York, NY. In December 2004, our subsidiary Overpeer Inc. entered into a lease for approximately 5,140 square feet. We expect the newly leased space will be available to be occupied in May 2005. Annual base rent will be $175,000, or approximately $116,000 in 2005. The term of the lease expires in May 2015.

      110 East 55th Street, New York, NY. As a result of our acquisition of Overpeer, Inc. in March 2004, we lease approximately 1,500 square feet at an annual base rent of $60,000. The lease expires on April 30, 2005.

Europe

      Bush House, 72 Prince Street, Bristol, U.K. We have a lease obligation for 7,974 square feet of space. The current annual rent is £115,625 ($218,254 based on exchange rates on January 31, 2005) with the lease term expiring June 2009, with an option for OD2 to terminate the lease in June 2007.

      290 Boulevard Voltaire, 75011 Paris, France. We lease 167 square meters for a sales office at an annual rent of € 21,953 (approximately $28,616 based on exchange rates on January 31, 2005). The lease expires in March 2010, with options for OD2 to terminate the lease in March 2007.

      Stamstrasse 90, 5823 Cologne, Germany. We lease 119 square meters at an annual rent of € 10,800 (approximately $14,078 based on exchange rates on January 31, 2005). The lease expires in June 2005.

Legal Proceedings

      On September 10, 2004, we were served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, our Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint which the court denied on January 21, 2005. We intend to file a motion for summary judgment and to otherwise defend ourselves vigorously against the allegations contained in the amended complaint. At present, we cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.

      In February 2003, we entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, we paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against us in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. We answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted our motion to transfer the case to the United States District Court for the Western District of Washington. Discovery in this case is ongoing. We intend to defend vigorously this action and to pursue vigorously our counterclaims. We do not consider the likelihood of loss to be probable and the amount of loss, if any, is not estimable at this time.

      Between January 11 and December 6, 2001 class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including us), 55 underwriters and numerous individuals including certain of our former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased our common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that our underwriters received undisclosed compensation in connection with our initial public offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for our common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. We and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice. The Court suggested that the parties select six test cases to determine class-action eligibility. We are not a party to any of the test cases. In June 2003, a proposed settlement was structured between plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.

Our board of directors approved the proposed settlement in August 2003. On June 25, 2004, the plaintiffs filed a motion for preliminary approval of the settlement with the Court, which was accompanied by a brief filed by the issuer defendants in support of the plaintiffs’ motion. The Court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to underwriter defendants’ objections to the settlement on August 4, 2004. On October 13, 2004 the Court issued an order granting plaintiffs’ September 2, 2003 motion for class certification in each of the six test cases. We cannot assure that this proposed settlement will be approved and implemented in its current form, or at all. Management does not anticipate that we will be required to pay any amounts under this settlement.

      We are involved from time to time in various other claims and lawsuits incidental to the ordinary course of our operations, including contract and lease disputes and complaints alleging employment discrimination. We believe that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon our business or financial condition, cash flows, or results of operations.

MANAGEMENT

Executive Officers and Directors

      The following table set forth certain information regarding our executive officers and directors as well as their ages and positions as of January 31, 2005:

Name	Age	Position with Loudeye

Michael A. Brochu	51	President, Chief Executive Officer and Director
Lawrence J. Madden	40	Executive Vice President and Chief Financial Officer
Charles Grimsdale	42	Chief Strategy Officer
Marc Morgenstern	49	Vice President and General Manager, Content Protection
Anthony J. Bay	48	Chairman of the Board
Kurt R. Krauss(1), (2),(3)	55	Director
Johan C. Liedgren(1),(2),(3)	40	Director

(1)	Member of Loudeye’s compensation committee

(2)	Member of Loudeye’s audit committee

(3)	Member of Loudeye’s nominating and governance committee

      Michael A. Brochu. Mr. Brochu has served as our President and Chief Executive Officer since January 31, 2005. Mr. Brochu has served as a member of our board of directors since December 2003. From November 1997 to November 2004, Mr. Brochu served as the President and Chief Executive Officer of Primus Knowledge Solutions, Inc., a publicly traded software company. From November 1998 to November 2004, Mr. Brochu has also served as Chairman of the Board of Directors of Primus. Mr. Brochu was president and chief operating officer of Sierra On-Line, Inc., an interactive software publisher, from June 1994 until October 1997. Mr. Brochu currently serves on the board of directors of Art Technology Group, Inc. (ATG), Emphysis Medical Management, a medical billing and physicians’ service firm, Allrecipes.com, Inc., a leading online food site, and the Washington Software Alliance (WSA), the largest technology trade association in Washington State. Mr. Brochu also sits on the advisory board of Voyager Capital, a venture capital firm.

      Lawrence J. Madden. Mr. Madden has served as Executive Vice President and Chief Financial Officer since joining Loudeye in March 2004. Prior to joining Loudeye, Mr. Madden served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer for Equity Marketing, Inc., a provider of integrated marketing services for connecting multinational corporate brands with popular entertainment content, from November 2000 to January 2004. Prior to Equity Marketing, Mr. Madden served as Executive Vice President and Chief Financial Officer for Atomic Pop, an online music distribution and marketing venture, from November 1999 to November 2000. Prior to joining Atomic Pop, Mr. Madden served as Senior Vice President and Chief Financial Officer for the recorded music and music publishing investments of Wasserstein & Co., Inc., an investment bank, from November 1997 to November 1999. Prior to joining Wasserstein & Co., Inc., Mr. Madden worked for Polygram from April 1994 to November 1997. Mr. Madden spent eight years in the audit practice of Ernst & Young LLP at the beginning of his career.

      Charles Grimsdale. Mr. Grimsdale has served as our Chief Strategy Officer since December 2004 and served as President International Business Operations from Loudeye’s acquisition of OD2 on June 22, 2004 through December 2004. Prior to the acquisition, Mr. Grimsdale was Chief Executive Officer of OD2, having co-founded the company with Peter Gabriel in 1999. Mr. Grimsdale founded Division Group Plc, a supplier of product simulation software, in 1989 and served as its chief executive officer until January 1999.

      Marc Morgenstern. Mr. Morgenstern has served as Vice President and General Manager, Content Protection, since Loudeye’s acquisition of Overpeer in March 2004. Prior to the acquisition, Mr. Morgenstern served as Chief Executive Officer of Overpeer beginning in November 2001. From August 2000 to July 2001, Mr. Morgenstern was President, Music Group, of RightSpring, Inc., an online marketplace for music and photography rights. From November 1997 to August 2000, he was Executive Vice President of the Enterprises Group at ASCAP (American Society of Composers, Authors and Publishers), the world’s largest performance rights organization.

      Anthony J. Bay. Mr. Bay has served as a director since April 2000 and has served as Chairman of the Board since March 2003. Mr. Bay served as our Chief Strategy Officer from October 2003 to October 2004. Mr. Bay is a private venture capital investor and advisor to technology companies and serves on the boards of directors of CMGI, Inc. and Active 24(UK) Ltd. From April 1994 to April 2000, Mr. Bay worked for Microsoft Corporation, last serving as Vice President and General Manager of Microsoft’s Digital Media Division and a member of Microsoft’s executive staff.

      Kurt R. Krauss. Mr. Krauss has served as a member of our board of directors since September 2003. Mr. Krauss is the founder of Sachem Investments, a private investment firm in Greenwich, Connecticut, and serves on several for-profit and not-for-profit boards of directors. He was Chief Financial Officer of Burson-Marsteller, the world’s largest public relations and marketing communications firm, from 1997 to 2000. Prior to Burson-Marsteller, Mr. Krauss co-founded the Mead Point Group, a management consulting firm, which was acquired by Young & Rubicam in 1997. From 1978 until 1992, Mr. Krauss was a partner at Booz, Allen & Hamilton, where he was the global leader of the firm’s Service Operations Practice and served for three years on the firm’s board of directors.

      Johan C. Liedgren. Mr. Liedgren has served as a member of our board of directors since April 1998. Since October 1997, Mr. Liedgren has served as Chief Executive Officer of Honkworm, International, an entertainment consulting company. From January 1994 to August 1997, he worked for Microsoft Corporation in several positions, most recently as Director of Channel Policy. Mr. Liedgren is an advisor and investor in several technology companies both in the U.S. and in Europe.

Board of Directors

      The board of directors has responsibility for establishing broad corporate policies and reviewing Loudeye’s overall performance. The board’s primary responsibility is to oversee the management of Loudeye and, in so doing, to serve the best interests of Loudeye and its stockholders. The board of directors met 13 times during the fiscal year ended December 31, 2004. Each director attended at least 75% of the meetings of the board of directors and Board committees of which he was a member. Loudeye, as a matter of policy, encourages the directors to attend meetings of stockholders.

      Our board of directors is currently divided into three classes that are staggered such that the stockholders elect approximately one-third of the directors each year. At present our board of directors consists of four directors with one vacancy, resulting from the resignation of Jeffrey M. Cavins effective January 31, 2005. The directors in each of the three classes are as follows:

•	Class I Directors: Johan Liedgren. Class I Director terms expire at our annual meeting of stockholders in 2007.

•	Class II Directors: Anthony Bay and Kurt Krauss. Class II Director terms expire at our annual meeting of stockholders in 2005.

•	Class III Directors: Michael Brochu. Class III Director terms expire at our annual meeting of stockholders in 2006.

      After review of all relevant transactions or relationships between each director, or any of his family members, and Loudeye, our senior management and our independent auditors, the board of directors has affirmatively determined that all of its directors, except for Mr. Bay, our Chairman of the Board and

Mr. Brochu, our President and Chief Executive Officer, which are both executive positions, are independent directors within the meaning of the Nasdaq listing standards.

      The independent directors of the Board will meet at least twice annually in executive sessions outside the presence of non-independent directors and management.

Committees of the Board of Directors

      The board has a standing audit committee, nominating and governance committee and compensation committee. The charters of the Committees have been adopted by the board.

      Audit Committee. All members of the audit committee are independent in accordance with the Nasdaq listing requirements and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The audit committee is generally responsible for:

•	Appointing, compensating, retaining and overseeing our independent registered public accounting firm;

•	Reviewing our independent registered public accounting firm’s independence and qualifications;

•	Reviewing our annual and interim reports to the SEC, including the financial statements and the “Management’s Discussion and Analysis” portion of those reports;

•	Reviewing our audit policies;

•	Reviewing before issuance our news releases regarding annual and interim financial results and discussing with management any related earnings guidance that may be provided to analysts and rating agencies;

•	Discussing our audited financial statements with management and our independent registered public accounting firm; and

•	Reviewing and discussing the adequacy of both our internal accounting controls and other factors affecting the integrity of our financial reports with management and our independent auditors.

      The board has determined that all members of our audit committee are financially literate and have financial management expertise, as the board has interpreted such qualifications in its business judgment. In addition, the board has determined that Kurt R. Krauss is an audit committee financial expert as defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934.

      As of January 31, 2005, our audit committee consisted of only two directors. We are conducting a director search process to locate one or more additional qualified independent directors prior to our 2005 annual meeting of stockholders.

      Compensation Committee. All members of the compensation committee are independent. The compensation committee is generally responsible for:

•	Reviewing and approving our goals and objectives relevant to compensation of executive officers including the CEO;

•	Evaluating the CEO’s performance in light of those goals and objectives;

•	Setting the compensation of the CEO and other executive officers;

•	Making recommendations to the board regarding incentive compensation plans and equity based plans for all executive officers;

•	Developing and implementing a long term strategy for employee compensation; and

•	Administering and making grants under our incentive compensation plans and equity-based plans to the extent that such functions are delegated to the compensation committee.

      Nominating and Governance Committee. All members of the nominating and governance committee are independent in accordance with Nasdaq listing requirements. The nominating and governance committee is generally responsible for:

•	Overseeing the annual evaluation of the board’s effectiveness;

•	Identifying individuals qualified to become board members;

•	Recommending persons to be nominated by the board for election of directors at the annual meeting of stockholders; and

•	Reviewing and advising the board on a regular basis the corporate governance principles and policies applicable to Loudeye.

Compensation Arrangements With Directors

      Each non-employee director currently receives an annual retainer of $30,000 in connection with his service on the board, paid in quarterly installments (but contingent on his attending a specific number of board meetings). In addition, all non-employee directors receive a non-statutory option to purchase 100,000 shares of our common stock upon initial appointment to the board. At each annual meeting of our stockholders, each non-employee director who will continue serving on the board following the meeting, and who has been a director for at least six months prior to the meeting, receives an option to purchase an additional 25,000 shares of our common stock. These options are exercisable for ten years. The shares underlying the initial grant vest monthly in substantially equal increments over twelve months, commencing on the grant date. Annual grants also vest monthly in substantially equal increments over twelve or twenty-four months, commencing on the grant date. The exercise price of options granted to directors must be at least 100% of the fair market value of the common stock on the date of grant. The options may be exercised only (a) while the individual is serving as a director on the board, (b) within twelve months after termination by death or disability, or (c) within three months after the individual’s term as director ends.

Compensation Committee Interlocks and Insider Participation

      The compensation committee of the board of directors currently consists of Johan C. Liedgren (chairman) and Kurt R. Krauss. No member of the compensation committee or executive officer of Loudeye has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Summary of Compensation of Executive Officers

      The following Summary Compensation Table sets forth the compensation during the fiscal years ended December 31, 2004, 2003 and 2002 of each person who served as chief executive officer and the four most highly compensated persons other than the chief executive officer who were serving as executive officers of Loudeye as of December 31, 2004, collectively, the “named executive officers.”

SUMMARY COMPENSATION TABLE

					Long-Term Compensation

		Annual Compensation			Awards		Payouts

						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
	Fiscal	Salary	Bonus	Compensation	Stock	Options	Payouts	Compensation
Name & Principal Position	Year	($)(1)	($)(2)	($)	Award(s)	(#)	($)	($)

Jeffrey M. Cavins	2004	250,000	—	—	—	1,250,000	—	—
President, Chief Executive Officer, and Director	2003	269,375 (3)	62,500	—	—	1,500,000	—	—
Lawrence J. Madden(4)	2004	186,946	96,687	—	—	1,100,000	—	—
Executive Vice President and Chief Financial Officer
Jason E. McCartney(5)	2004	152,077	48,500	—	—	450,000
Vice President, Development
Michael S. Dougherty	2004	150,000	84,500	—	—	275,000	—	—
Vice President of Corporate	2003	146,875	64,500	—	—	250,000	—	—
Development	2002	139,515			—	110,000
Jerold J. Goade, Jr.(6)	2004	180,000	64,500	171,737	—	275,000	—	—
Senior Vice President of	2003	181,018	67,250	—	—	350,000	—	—
Finance	2002	122,612	—	—	—	187,750	—	—

(1)	Includes amounts deferred under our 401(k) plan.

(2)	Includes bonuses earned in the indicated year and paid in the subsequent year.

(3)	Includes amounts earned as senior vice president of sales for part of the year prior to becoming president and chief executive officer in March 2003. Mr. Cavins resigned as Loudeye’s president and chief executive officer on January 31, 2005.

(4)	Mr. Madden joined Loudeye in March 2004.

(5)	Mr. McCartney joined Loudeye in January 2004.

(6)	Includes amounts earned by Mr. Goade as controller and vice president of finance from January 1, 2002 to August 2002, as acting chief financial officer from August 2002 to November 2002, as chief financial officer from November 2002 to March 2004, and as senior vice president of finance from March 2004 to December 31, 2004. Mr. Goade resigned as Loudeye’s senior vice president of finance effective December 31, 2004. Other annual compensation consists of a separation payment to Mr. Goade in the amount of $147,500 and payment of accrued vacation time as of Mr. Goade’s last date of employment of December 31, 2004.

Stock Option Grants

      The following table shows all stock options granted during the fiscal year ended December 31, 2004 to the named executive officers. These options were granted under our 2000 Stock Option Plan. No stock appreciation rights were granted during the last fiscal year.

Option Grants in Last Fiscal Year

	Individual Grants(1)
							Potential Realizable
			Percent of				Value at Assumed Annual
	Number of		Total Options				Rates of Stock Price
	Securities		Granted to				Appreciation for Option
	Underlying		Employees in	Exercise of	Grant Date		Term(2)
	Options		Fiscal Year	Base Price	Market Price	Expiration
Name	Granted (#)		(%)(3)	($/sh.)	($/sh.)	Date	5% ($)	10% ($)

Jeffrey M. Cavins	500,000	(4)	4.54%	$2.00	$2.00	3/16/2014	629,000	1,594,000
	750,000	(5)	6.80%	$1.56	$1.56	7/22/2014	735,930	1,864,980
Lawrence J. Madden	750,000	(4)	6.80%	$2.00	$2.00	3/16/2014	943,500	2,391,000
	350,000	(4)	3.18%	$1.05	$1.05	11/5/2014	231,158	585,795
Jason E. McCartney	100,000	(6)	0.91%	$2.07	$2.07	1/2/2014	130,203	329,958
	150,000	(5)	1.36%	$1.07	$1.07	8/16/2014	100,955	255,837
	200,000	(4)	1.81%	$0.94	$0.94	10/15/2014	118,252	299,672
Michael S. Dougherty	110,000	(4)	1.00%	$2.00	$2.00	3/16/2014	138,380	350,680
	165,000	(5)	1.50%	$1.56	$1.56	7/22/2014	161,905	410,296
Jerold J. Goade, Jr.	110,000	(4)	1.00%	$2.00	$2.00	3/16/2014	138,380	350,680
	165,000	(5)	1.50%	$1.56	$1.56	7/22/2014	161,905	410,296

(1)	No stock appreciation rights (SARs) were granted to the Named Executives in the last fiscal year. The options have a 10-year term, but are subject to earlier termination in connection with termination of employment.

(2)	The potential realizable value illustrates value that might be realized upon exercise of the options immediately prior to expiration of their terms, assuming the specified compounded rates of appreciation of the market price per share from the date of grant to the end of the option term. Actual gains, if any, on stock option exercises are dependent upon a number of factors, including the future performance of the Common Stock and the timing of option exercises, as well as the optionees’ continued employment throughout the vesting period. These are calculated based on the requirements promulgated by the SEC and do not reflect the Company’s estimate of future stock price appreciation.

(3)	The Company granted stock options representing 11,021,948 shares to employees in the last fiscal year.

(4)	Denotes stock option grants that vest at a rate of one fourth of the total number of options granted after twelve months, and ratably thereafter at a rate of 6.25% of the total every quarter until fully vested.

(5)	Denotes stock option grants that vest at a rate of one fourth of the total number of options granted after twelve months, and ratably thereafter at a rate of approximately 2.1% of the total every month until fully vested.

(6)	Denotes stock option grants that vest at a rate of one sixth of the total number of options granted after six months, and ratably thereafter at a rate of approximately 8.3% of the total every quarter until fully vested.

Stock Option Exercises and Holdings

      The following table shows stock options exercised during the fiscal year ended December 31, 2004, and unexercised options held at the end of the year by each of the named executive officers. No stock appreciation rights were outstanding at fiscal year end.

Aggregated Option Exercises in Fiscal Year Ended December 31, 2004,

and Fiscal Year-End Option Values

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares	Value	December 31, 2004 (#)		December 31, 2004
	Acquired on	Realized
Name	Exercise(#)	($)(1)	Exercisable	Unexercisable	Exercisable	Unexercisable(2)

Jeffrey M. Cavins	—	—	1,758,330	1,441,670	3,107,828	717,672
Lawrence J. Madden	—	—	—	1,100,000	—	387,500
Jason E. McCartney	—	—	25,030	424,970	—	369,000
Michael S. Dougherty	—	—	491,665	308,335	636,014	142,686
Jerold J. Goade, Jr.	571,416	670,110	6,375	—	—	—

(1)	The “value realized” reflects the appreciation on the date of exercise (based on the excess of the fair market value of our common stock on the date of exercise over the exercise price). However, because the named executive officers may keep the shares they acquired upon the exercise of the options (or sell them at a different price), these amounts do not necessarily reflect cash realized upon the sale of those shares.

(2)	Based on the $2.05 closing price of our common stock as of December 31, 2004.

Employment and Related Agreements

      Michael A. Brochu. Loudeye and Mr. Brochu entered into an executive employment agreement dated January 31, 2005, pursuant to which Mr. Brochu is employed as our President and Chief Executive Officer. The executive employment agreement provides for a base salary of $325,000 together with a signing bonus of $25,000. Mr. Brochu received an option grant to purchase 1,500,000 shares of our common stock for an exercise price of $1.53 per share. In addition, subject to stockholder approval of an increase in the authorized number of shares reserved under Loudeye’s stock option plan, Loudeye has agreed to issue Mr. Brochu either an additional option to purchase 1,500,000 shares of common stock or a restricted stock grant with equivalent economic value. These options vest over a four year period — 25% as of February 1, 2006, and the remainder monthly thereafter over three years. If Mr. Brochu is terminated in connection with a change of control of Loudeye, his stock options will vest in full. The employment agreement provides for the opportunity to receive a bonus of up to 50% of base salary if Mr. Brochu meets target performance goals identified by the compensation committee of the board of directors and up to 100% of base salary if Mr. Brochu meets maximum performance goals identified by the compensation committee of the board of directors. The actual amount of performance bonuses will be determined by the compensation committee of the board, provided that no bonuses will be paid in the event Loudeye does not have a positive balance of earnings before interest, tax, depreciation and amortization expenses (and not more than 25% of any such positive balance will be distributed as bonus compensation individually or collectively to Loudeye’s executive leadership team, including Mr. Brochu). In the event that Mr. Brochu is terminated by Loudeye without cause, or he resigns for good reason, dies or becomes disabled, Mr. Brochu will be entitled to severance equal to four months base salary. This severance amount will increase to eight months of base salary on December 31, 2005, and to 12 months of base salary on December 31, 2006. In the event Mr. Brochu is terminated in connection with a change of control or terminates his employment for good reason following a change of control, Mr. Brochu will be entitled to severance equal to 12 months of base salary. Mr. Brochu has agreed not to compete with us or solicit customers or employees of Loudeye for one year following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions.

      Lawrence J. Madden. Loudeye entered into an offer letter dated as of March 12, 2004, with Mr. Madden, pursuant to which Mr. Madden is employed as our Executive Vice President and Chief Financial Officer. The offer letter provides for a base salary of $235,000 and the grant of an option to purchase 750,000 shares of our common stock. The offer letter also provides for the opportunity to receive a $40,000 bonus on achieving certain second quarter 2004 target objectives, 25% of base salary upon achieving certain annual performance objectives, and 75% of base salary upon our achieving company-wide performance objectives. In addition, Mr. Madden received a signing bonus of $17,000 and reimbursement for moving expenses. In the event of a change in control, the vesting of Mr. Madden’s option granted pursuant to the offer letter will accelerate. Mr. Madden has agreed not to compete with us or solicit customers or employees of Loudeye for six months following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions.

      Anthony J. Bay. Loudeye entered into a consulting agreement, dated as of April 1, 2003, with Mr. Bay, the Chairman of the Board of Loudeye. The consulting agreement provided for base compensation of $100,000 and the granting of options to purchase 500,000 shares of our common stock. The Consulting Agreement provided for the opportunity to receive a bonus of up to 100% of Mr. Bay’s base compensation based on four separate performance criteria. Mr. Bay was also entitled to a one-time bonus equal to 30% of his total incentive compensation upon Loudeye achieving a market capitalization of $20.0 million. Mr. Bay has waived receipt of this bonus. The consulting agreement also provided that in the event that Loudeye is sold, Mr. Bay would be entitled to a bonus equal to 1.5% of the difference in value between the sale price of Loudeye and the market value of Loudeye as of April 1, 2003. Mr. Bay would also be entitled to this bonus, to the extent it was not otherwise paid, if he was terminated without cause or resigned with good reason, within six months of such a sale of Loudeye.

      Effective October 1, 2003, we entered into an employment agreement with Mr. Bay, pursuant to which Mr. Bay was appointed our Chairman of the Board and Chief Strategy Officer. The provisions of the consulting agreement were mostly superseded by the employment agreement; however, certain provisions of the Consulting Agreement, including those related to confidentiality survive. The employment agreement provides for a base salary of $150,000 and the grant of a restricted stock award of 15,000 shares of our common stock. The employment agreement provides for the opportunity to receive a bonus of up to 100% of Mr. Bay’s base salary based on four separate performance criteria. The employment agreement also provides that in the event that Loudeye is sold, Mr. Bay is entitled to a bonus equal to 1.5% of the difference in value between the sale price of Loudeye and the market value of Loudeye as of April 1, 2003. Mr. Bay is also entitled to this bonus, to the extent it is not otherwise paid, if he is terminated without cause or resigns with good reason, within six months of such a sale of Loudeye. In the event that Mr. Bay is terminated by Loudeye without cause, or he resigns for good reason, Mr. Bay will be entitled to severance equal to six months base salary plus earned and unpaid bonuses. The options to purchase 500,000 shares of our common stock granted pursuant to the consulting agreement will continue to vest under the Employment Agreement as contemplated by the consulting agreement. In the event of a change in control, the vesting of Mr. Bay’s option granted pursuant to the consulting Agreement will accelerate. Mr. Bay has agreed not to compete with us for twelve months following termination of employment, or to solicit customers or employees of Loudeye for twenty-four months following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions. The employment agreement was amended on October 29, 2004 to change Mr. Bay’s title from Chairman and Chief Strategy Officer to Chairman of the Board.

      Charles Grimsdale. Mr. Grimsdale entered into a director’s service agreement on June 22, 2004, the date of our acquisition of OD2. The director’s service agreement is for 24 months through June 22, 2006, and provides for a base annual salary of £125,000 (approximately $236,000 based on exchange rates as of January 31, 2005). Mr. Grimsdale has agreed not to compete with us or solicit our customers or employees for twelve months following termination of his employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions.

      Marc Morgenstern. In connection with Loudeye’s acquisition of Overpeer, Loudeye entered into an offer letter dated as of February 13, 2004, with Mr. Morgenstern, pursuant to which Mr. Morgenstern is employed as Vice President and General Manager of Content Protection. The offer letter provides for a base salary of $190,000 and the grant of an option to purchase 180,000 shares of our common stock. The offer letter also provides for the opportunity to receive bonuses equal to 25% of base salary upon achieving certain individual performance objectives, and 75% of base salary upon our achieving certain company performance objectives. Mr. Morgenstern has agreed not to compete with us or solicit customers or employees of Loudeye for six months following termination of employment. These non-compete and non-solicitation agreements may not be enforceable in some jurisdictions.

Description Of Equity Compensation Plans

      The table below sets forth certain information as of December 31, 2004 regarding the shares of our common stock available for grant or granted under stock option plans that (i) were approved by Loudeye’s stockholders, and (ii) were not approved by Loudeye’s stockholders.

Equity Compensation Plan Information

Number of
	Securities to be	Weighted-	Number of Securities
	Issued Upon	Average	Remaining Available for
	Exercise of	Exercise Price	Future Issuance Under
	Outstanding	of Outstanding	Equity Compensation Plans
	Options,	Options,	(Excluding Outstanding
	Warrants and	Warrants and	Options, Warrants and
	Rights	Rights	Rights)(1)

Equity compensation plans approved by security holders	13,784,149	$1.15	1,820,555
Equity compensation plans not approved by security holders	2,202,291 (2)	$0.001	—

Total	15,986,440	$1.15	1,820,555

(1)	Excludes securities reflected in the first column of the table.

(2)	Represents options to purchase common stock issued to former OD2 shareholders in connection with our acquisition of OD2 in June 2004. The shares underlying these options are being registered under this prospectus.

Stock Plans

Stock Option Plans

      Under our various stock option plans, the board and its stock option committee may grant to employees, consultants, and directors both incentive and nonstatutory options to purchase our common stock. At December 31, 2004, the plans provided for options to purchase up to 15,604,704 of our common stock. Our 2000 Stock Option Plan provides for an automatic annual increase on the first day of each of the fiscal years beginning in 2005, 2006, 2007, 2008 and 2009 equal to the lesser of 2.5 million shares or 5% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as our board determines. As a result, on January 1, 2005, the number of shares reserved under our 2000 Stock Option Plan automatically increased by 2.5 million shares of our common stock. Option grants under the plans have terms of ten years and generally vest over three to four and one half years.

      An aggregate of 2,202,291 shares of common stock are issuable upon the exercise of stock options held by former OD2 shareholders who are also selling stockholders under this prospectus. These stock options were initially issued under the On Demand Distribution Limited Employee Share Option Plan and were assumed by Loudeye as part of our acquisition of OD2. All of the options are immediately exercisable at an exercise price of $0.001 per share. The option grants have terms of ten years from the date of original grant.

2000 Employee Stock Purchase Plan

      In December 1999, the board approved the creation of the 2000 Employee Stock Purchase Plan (ESPP). A total of 200,000 shares of our common stock were reserved for issuance under the ESPP, with the number of shares reserved for issuance under the ESPP subject to an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 300,000 shares or 0.75% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board determines. At December 31, 2004, the total number of shares reserved for issuance was 1,375,175, and a total of 427,120 shares have been issued under the ESPP. On January 27, 2005, our board of directors terminated the ESPP. As a result, the 948,055 shares previously reserved for issuance under the ESPP will revert to our authorized but unissued capital stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements with Executive Officers

      We have entered into employment agreements or letters with each of our executive officers, including Messrs. Bay, Brochu, Grimsdale, Madden and Morgenstern, and certain other officers and employees. See “Management — Employment and Related Arrangements.”

Indemnification Agreements

      We have entered into indemnification agreements with each of our directors, current executive officers and certain other officers. Generally, the purpose of the indemnification agreements is to provide the maximum indemnification permitted by law to our directors and officers with respect to actions they take or omit to take in their capacities as officers and directors. The indemnification agreements provide that Loudeye will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by Loudeye or in its name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was a director or officer. Such amounts include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Loudeye’s best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.

Streampipe Merger Agreement

      In November 2002, we entered into a merger agreement pursuant to which we acquired TT Holding Corp., also known as Streampipe. Pursuant to the merger agreement, we issued the former stockholders of Streampipe shares of our common stock and unsecured promissory notes bearing interest at 5 percent per annum, in an aggregate original principal amount of $1,059,435. The notes were redeemable by Loudeye in the form of our common stock if we met certain conditions, including that we were not in default under the notes and our common stock was listed on a principal exchange or on Nasdaq. Subsequent to the acquisition of Streampipe, Mr. Kurt Krauss and Mr. James Kuster joined the board of directors. Each of Mr. Krauss and Mr. Kuster were significant beneficial owners of shares in Streampipe before the merger. In December 2003, we redeemed all of the notes, including the notes held beneficially by Mr. Krauss and Mr. Kuster, at a redemption price of $1.76 per share. The number of shares issued upon redemption was calculated by dividing the principal and all accrued interest due under the notes as of the date of redemption by the average of the last sale price of our common stock for the 30 trading days preceding January 1, 2004. Mr. Krauss’s individual retirement account and a related entity received 129,361 shares upon redemption of their notes, and Crest Communications Partners II, L.P., an entity related to Mr. Kuster, received 351,305 shares upon redemption of its note.

Regent Pacific Litigation

      In February 2003, our Chairman and Chief Executive Officer, John T. Baker, resigned and we engaged Regent Pacific Management Corporation, or Regent Pacific, to provide management services to Loudeye. Pursuant to such engagement, Mr. Philip J. Gioia became our Chief Executive Officer. Mr. Gioia was an employee of Regent Pacific. In March 2003, Regent Pacific resigned from the engagement and Jeffrey M. Cavins was appointed President and Chief Executive Officer. Loudeye paid fees and costs of $878,000 to Regent Pacific with respect to the interim management services provided to Loudeye during such time. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of our common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. Loudeye did not issue such options, and on July 25, 2003, Regent Pacific filed suit against Loudeye in the United States District Court for the Northern District of California for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to it under the contract. Loudeye answered the complaint on September 18, 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted Loudeye’s request that venue for the dispute be transferred to United States District Court for the Western District of the State of Washington. Discovery in this case is ongoing. Loudeye intends to defend this action and pursue vigorously its counterclaims.

Overpeer Acquisition

      In March 2004, we completed the acquisition of Overpeer, Inc., a privately held company based in New York. Pursuant to the Agreement and Plan of Merger and Reorganization, among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of Loudeye, Overpeer and certain of Overpeer’s stockholders, Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of Loudeye. As a result of the merger, all of the outstanding capital stock of Overpeer was exchanged for a total of 1,752,772 shares of our common stock. Of the shares issued in the merger 262,916 will be held in escrow for one year and will be available during that time to satisfy indemnity claims under the merger agreement. Mr. Morgenstern was a significant beneficial owner of Overpeer prior to the merger. In connection with the merger, Mr. Morgenstern received 133,227 shares of our common stock, of which 19,984 shares are being held in escrow.

OD2 Transaction

      Charles Grimsdale, former Chief Executive Officer and significant shareholder of OD2, is one of our executive officers. Under the terms of our acquisition of OD2, Mr. Grimsdale received 1,357,965 shares of our common stock and options to acquire 1,044,720 shares of our common stock. In addition, Mr. Grimsdale is entitled to receive his pro rata (based on share ownership of OD2) portion of an additional £9.6 million (approximately $18.1 million based on exchange rates as of January 31, 2005, including approximately $2.7 million to be held in escrow and not yet accounted for) in deferred payments, and up to £10.0 million (approximately $18.9 million based on exchange rates as of January 31, 2005) in contingent payments if OD2 achieves certain financial performance goals through November 30, 2006. In December 2004, we issued 189,564 shares of our common stock to Mr. Grimsdale in payment of his pro rata portion of the first deferred consideration payment, of which 40,202 shares are being held in escrow by us under the terms of the OD2 transaction. As of January 31, 2005, we issued 540,016 shares of our common stock to Mr. Grimsdale in payment of his pro rata portion of the second deferred consideration payment, of which 114,524 shares are being held in escrow by us under the terms of the OD2 transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

Principal Stockholders

      The following table shows how much common stock is owned by each individual who was one of our directors or named executive officers as of December 31, 2004, and current executive officers, all executive officers and directors as a group, and owners of more than 5% of our outstanding common stock as of January 31, 2005. Except as otherwise noted, the address of each person listed in the table is c/o Loudeye Corp., 1130 Rainier Avenue South, Seattle, WA 98144.

      Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. Percentage of beneficial ownership is based on 106,004,763 shares outstanding as of January 31, 2005. For each named person, the percentage ownership includes stock which the person has the right to acquire within 60 days after January 31, 2005. However, such shares are not deemed outstanding with respect to the calculation of ownership percentage for any other person.

	Amount and
	Nature of Percent
	of Beneficial
	Ownership of
Name and Address	Common Stock

Anthony J. Bay(1)	943,200	*
Michael A. Brochu(2)	79,167	*
Jeffrey M. Cavins(3)	1,915,623	1.8%
Kurt R. Krauss(4)	334,445	*
Johan C. Liedgren(2)	212,917	*
Lawrence J. Madden(2)	187,500	*
Charles Grimsdale(5)	3,132,265	3.0%
Marc Morgenstern(6)	128,227	*
Jerold J. Goade, Jr.(7)	7,937	*
Quester Venture Partners LLP(8)	7,143,909	6.7%
All directors and executive officers as a group as of January 31, 2005 (7 persons)(9)	5,017,721	4.7%

*	Means less than one percent (1%).

(1)	Consists of 111,950 shares held by Mr. Bay and 831,250 shares issuable upon exercise of outstanding stock options exercisable within 60 days of January 31, 2005. Excludes 50 shares held by Mr. Bay’s son, for which Mr. Bay disclaims beneficial ownership.

(2)	Consists of shares issuable upon the exercise of outstanding stock options exercisable within 60 days of January 31, 2005.

(3)	Consists of 25,000 shares held by Mr. Cavins and 1,790,623 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of January 31, 2005. Mr. Cavins resigned as our president and chief executive officer and as a director on January 31, 2005.

(4)	Consists of 237,778 shares held by Mr. Krauss and 96,667 shares issuable upon the exercise of outstanding stock options exercisable within 60 days of January 31, 2005.

(5)	Consists of 2,087,545 shares held by Mr. Grimsdale of which 497,002 are held in escrow pursuant to the terms of our acquisition of OD2 and 1,044,720 shares issuable upon the exercise of immediately exercisable outstanding stock options within 60 days of January 31, 2005.

(6)	Consists of 83,227 shares held by Mr. Morgenstern, of which 19,984 shares are held in escrow pursuant to the terms of our acquisition of Overpeer, and 45,000 shares issuable upon exercise of outstanding stock options exercisable within 60 days of January 31, 2005.

(7)	Consists of 1,562 shares held by Mr. Goade and 6,375 shares issuable upon exercise of outstanding options exercisable within 60 days of January 31, 2005.

(8)	Consists of shares held by four affiliated entities, Quester Venture Partners LLP, Quester VCT2 plc, Quester VCT3 plc and Quester VCT4 plc, of which 1,219,299 are held in escrow pursuant to the terms of our acquisition of OD2. The address of such entities is 29 Queen Anne’s Gate, London, SW1H 9BU, United Kingdom.

(9)	Consists of shares held and shares issuable upon the exercise of outstanding stock options exercisable within 60 days of January 31, 2005, by our current directors (Messrs. Bay, Brochu, Krauss and Liedgren) and executive officers (Messrs. Bay, Brochu, Grimsdale, Madden and Morgenstern).

Selling Stockholders

      We are registering for resale certain shares of our common stock.

      The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors. Information concerning the selling stockholders may change after the date of this prospectus and changed information will be presented in a supplement to this prospectus if and when required.

      Except as provided below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosure set forth in it.

      The following table sets forth certain information as of January 31, 2005 with respect to stockholders who received securities in connection with our acquisition of OD2.

      Each of the selling stockholders acquired the shares of common stock (or, if applicable, the options to purchase such shares of our common stock) covered by the registration statement of which this prospectus is a part in connection with our acquisition of all of the outstanding share capital of OD2, a privately held company organized under the laws of the United Kingdom that provides digital music services in Europe. We acquired 93% of the outstanding share capital of OD2 on June 22, 2004, and we acquired the remaining share capital of OD2 on August 17, 2004. In connection with the acquisition, each selling stockholder agreed to exchange OD2 shares (or options to purchase OD2 shares) for shares of our common stock (or options to purchase shares of our common stock). In addition, we agreed to pay the former shareholders of OD2 future deferred consideration and, subject to satisfying certain performance targets, contingent consideration. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Acquisition of On Demand Distribution Limited.” Our issuance of shares of our common stock (and options to purchase shares of our common stock) to the selling stockholders was made in reliance on the exemptions from registration provided by Regulation S and Section 4(2) under the Securities Act of 1933, as amended. In connection with the acquisition, all selling stockholders certified to Loudeye that they were either non-US persons within the meaning of Regulation S or accredited investors within the meaning of Regulation D promulgated under the Securities Act, agreed not to transfer their securities except pursuant to a registration statement or an exemption from the registration requirements of the Securities Act and made certain other certifications and agreements upon which we relied for purposes of issuing securities under such exemptions.

      Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to our knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholders.

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

Peter Armstrong(3)	2,612	*	2,612	—	—
Association of Independent Music Ltd.(4)	27,479	*	17,876	9,603	*
Phillip Austin(3)	2,612	*	2,612	—	—
Edward Averdieck(5)	326,774	*	212,569	114,205	*
Andrew Avery(6)	3,918	*	3,918	—	—
Charlotte Bale(7)	8,706	*	8,706	—	—
Joe Ballard(8)	10,883	*	10,883	—	—
Charles Bocock	6,302	*	4,100	2,202	*
Brent Bilger	31,232	*	20,317	10,915	*
BMG Entertainment International UK & Ireland Limited(9)	238,380	*	155,068	83,312	*
Neil Caddick(3)	2,612	*	2,612	—	—
Richard Cain(3)	2,612	*	2,612	—	—
Sally Clayton(10)	30,036	*	30,036	—	—
Roger Cooper(3)	2,612	*	2,612	—	—
Ian Cox	2,857	*	1,860	999	*
Sarah Creasy(11)	1,741	*	1,741	—	—
Louise Cronin(3)	2,612	*	2,612	—	—
Jenny Dack(3)	2,612	*	2,612	—	—
Margaret Davis(12)	18,827	*	18,827	—	—
Sergio DeCataldis(3)	2,612	*	2,612	—	—
Alistair Dutton(13)	6,530	*	6,530	—	—
Edel Music(14)	94,753	*	61,638	33,115	*
Neil Elkins	6,529	*	6,529	—	—
David Embleton	22,898	*	14,896	8,002	—
Mark Farmer	22,898	*	14,896	8,002	*
Anke Fleischer(15)	37,001	*	37,001		*
Deon Fourie(8)	30,036	*	30,036	—	—
Peter Gabriel(16)	3,669,099	3.5%	2,552,767	1,116,332	*
Carlo Galassi(17)	8,271	*	8,271	—	—
Denis Geoghegan(6)	3,918	*	3,918	—	—
Charles Grimsdale(18)	3,132,265	3.0%	2,402,685	729,580	*
John Grinham(19)	364,421	*	237,059	127,362	*
Dori Dana Haeri	22,398	*	14,896	8,002	*
Peter Helps(20)	19,752	*	19,752	—	—
Stanislas Hintzy(21)	43,530	*	43,530	—	—

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

James Innes(13)	6,530	*	6,530	—	—
Lara Insull(11)	1,741	*	1,741	—	—
Investment Enterprise Partnership ‘NIF 21 — ONE(22)	275,340	*	179,111	96,229	*
Investment Enterprise Partnership ‘NIF New Tech Fund 2000/01’(22)	446,550	*	290,485	156,065	*
Investment Enterprise Partnership ‘NIF New Tech Fund 2000/02’(22)	721,891	*	469,596	252,295	*
Investment Enterprise Partnership ‘NIF New Tech Fund 99A’(22)	188,925	*	122,897	66,028	*
Investment Enterprise Partnership ‘NIF New Tech Fund 99B’(22)	188,925	*	122,897	66,028	*
Lee Jones(11)	1,741	*	1,741	—	—
Michael Jones(23)	13,059	*	13,059	—	—
Michael Large(24)	217,037	*	217,037	—	—
Sarah Laval(3)	2,612	*	2,612	—	—
Morgan Littlewood	31,232	*	20,317	10,915	*
Letitia Massot(3)	2,612	*	2,612	—	—
Jeremy McKeown	6,243	*	4,061	2,182	*
Nick McKeown and My Le	71,834	*	46,729	25,105	*
Steve Morris(25)	3,482	*	3,482	—	—
Susan Kelly Moule(26)	61,830	*	40,221	21,609	*
Eric Munier(7)	8,706	*	8,706	—	—
Daniel Narayanan(11)	1,741	*	1,741	—	—
NIF Ventures Co. Ltd(22)	776,761	*	505,290	271,471	*
Albert Pastore(27)	6,094	*	6,094	—	—
Jon Pepper	1,741	*	1,741	—	—
Christopher Pike(28)	285,443	*	185,683	99,760	*
Playlouder Ltd.(29)	94,753	*	61,638	33,115	*
Robert Poulton(3)	2,612	*	2,612	—	—
Suzanne Prestidge(3)	2,612	*	2,612	—	—
Quester VCT 2 plc(30)	2,579,449	2.4%	1,677,953	901,496	*
Quester VCT 3 plc(30)	2,579,449	2.4%	1,677,953	901,496	*
Quester VCT 4 plc(30)	967,052	*	629,076	337,976	*
Quester Venture Partners(30)	1,017,959	*	662,191	335,768	*
Real World Records Ltd.(31)	31,854	*	20,546	11,038	*
Jon Reynolds(3)	2,612	*	2,612	—	—
Andy Rich(3)	2,612	*	2,612	—	—
Matthew Rigby(7)	8,706	*	8,706	—	—
Steve Robbins(32)	17,412	*	17,412	—	—

	Ownership Before Offering			Ownership After Offering

	Number of	Percent of	Number of	Number of	Percent of
	Shares	Shares	Shares That	Shares	Shares
	Beneficially	Beneficially	May be	Beneficially	Beneficially
Selling Stockholder	Owned(1)	Owned(1)	Offered	Owned(2)	Owned(2)

Geoffrey Roberts(33)	13,059	*	13,059	—	—
Allan Rogers(34)	15,236	*	15,236	—	—
James Routley(35)	19,752	*	19,752	—	—
Christoph Schick(13)	6,530	*	6,530	—	—
Phillip Sheperd(36)	13,059	*	13,059	—	—
David Shephard(37)	356,658	*	232,009	124,649	*
Pinky Shetty(3)	2,612	*	2,612	—	—
Michael Simmonds(11)	1,741	*	1,741	—	—
Paul Smeddles	1,741	*	1,741	—	—
Paul Smith(38)	26,118	*	26,118	—	—
Bruce Storrie(39)	17,412	*	17,412	—	—
Paul Summerfield (40)	23,780	*	18,333	5,447	*
Tim Swallow(3)	2,612	*	2,612	—	—
Nicholas Swallow(41)	13,168	*	13,168	—	—
Inderjeet Singh Tak(7)	8,706	*	8,706	—	—
Steve Thornton	42,937	*	27,931	15,006	*
Universal Music International Limited(42)	188,925	*	122,897	66,028	*
Stefan Vallbracht(3)	2,612	*	2,612	—	—
WEA International Inc.(43)	645,969	*	420,208	225,761	*
Menno Wiegeraad(3)	2,612	*	2,612	—	—

*	Less than one percent

(1)	Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person, shares for which the named person has sole or shared power over voting or investment decisions are included. Percentage of beneficial ownership is based on 106,004,763 shares outstanding as of January 31, 2005.

(2)	Although each selling stockholder may sell all, some or none of the shares of common stock which they hold which may be offered pursuant to this prospectus, we have estimated solely for purposes of this table that each selling stockholder will sell all of the shares of common stock which they hold which may be offered pursuant to this prospectus.

(3)	Includes options to purchase 2,612 shares of Loudeye common stock.

(4)	Alison Wenham, Chair and Chief Executive, and Michael Fuller, Company Secretary, exercise voting and/or dispositive powers over the securities held by Association of Independent Music Ltd.

(5)	Mr. Averdieck served as a director of OD2 from January 2001 to June 2004. Number of shares beneficially owned includes 55,773 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(6)	Includes options to purchase 3,918 shares of Loudeye common stock.

(7)	Includes options to purchase 8,706 shares of Loudeye common stock.

(8)	Includes options to purchase 10,883 shares of Loudeye common stock.

(9)	Mr. Tim Bowen, Chairman and Mr. Clive Rich, Vice President — Legal and Business Affairs, exercises voting and/or dispositive powers over the securities held by BMG Entertainment International UK & Ireland Limited.

(10)	Includes options to purchase 30,036 shares of Loudeye common stock.

(11)	Includes options to purchase 1,741 shares of Loudeye common stock.

(12)	Includes options to purchase 18,827 shares of Loudeye common stock.

(13)	Includes options to purchase 6,530 shares of Loudeye common stock.

(14)	Mr. Michael Haentjes, Chief Executive Officer, exercises voting and/or dispositive powers over the securities held by Edel Music.

(15)	Includes options to purchase 37,001 shares of Loudeye common stock.

(16)	Includes options to purchase 458,188 shares of Loudeye common stock. Mr. Gabriel served as a director of OD2 from its inception to June 2004. Excludes 31,854 shares of common stock held by Real World Records Ltd. as to which Mr. Gabriel exercises voting and/or dispositive powers but as to which he disclaims beneficial ownership. Number of shares beneficially owned includes 611,274 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(17)	Includes options to purchase 8,271 shares of Loudeye common stock.

(18)	Includes options to purchase 1,044,720 shares of Loudeye common stock. Mr. Grimsdale served as a director and chief executive officer of OD2 from February 2000 to June 2004, as Loudeye’s President, International Business Operations from June through December 2004, and as Loudeye’s Chief Strategy Officer beginning in December 2004. Number of shares beneficially owned includes 497,002 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(19)	Mr. Grinham served as a director of OD2 since January 2001 to June 2004. Number of shares beneficially owned includes 62,198 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(20)	Includes options to purchase 19,752 shares of Loudeye common stock.

(21)	Includes options to purchase 43,530 shares of Loudeye common stock.

(22)	Mr. Shuichi Taniguchi, Executive Officer, and Mr. Shinichiro Hakuta, General Manager, exercise voting and/or dispositive powers over the securities held by Investment Enterprise Partnership ‘NIF 21 — ONE, Investment Enterprise Partnership ‘NIF New Tech Fund 2000/01’, Investment Enterprise Partnership ‘NIF New Tech Fund 2000/02’, Investment Enterprise Partnership ‘NIF New Tech Fund 99A’ and Investment Enterprise Partnership ‘NIF New Tech Fund 99B’. Mr. Shuichi Taniguchi, Executive Officer, and Mr. Noburo Suzui, General Executive Officer, exercise voting and/ or dispositive powers over the securities held by NIF Ventures Co. Ltd. The aggregate number of shares beneficially owned by Investment Enterprise Partnership ‘NIF 21 — ONE, Investment Enterprise Partnership ‘NIF New Tech Fund 2000/01’, Investment Enterprise Partnership ‘NIF New Tech Fund 2000/02’, Investment Enterprise Partnership ‘NIF New Tech Fund 99A’, Investment Enterprise Partnership ‘NIF New Tech Fund 99B’ and NIF Ventures Co. Ltd. totaling 2,598,392 represents approximately 2.5% of Loudeye’s outstanding common stock as of January 31, 2005, and includes an aggregate of 443,485 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(23)	Includes options to purchase 13,059 shares of Loudeye common stock.

(24)	Includes options to purchase 217,037 shares of Loudeye common stock. Mr. Large served as a director of OD2 from February 2000 to June 2004. Excludes 31,854 shares of common stock held by Real World Records Ltd. as to which Mr. Large exercises voting and/or dispositive powers but as to which he disclaims beneficial ownership.

(25)	Includes options to purchase 3,482 shares of Loudeye common stock.

(26)	Number of shares beneficially owned includes 10,554 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(27)	Includes options to purchase 6,094 shares of Loudeye common stock

(28)	Mr. Pike served as a director and the Secretary of OD2 from April 2001 to June 2004. Number of shares beneficially owned includes 48,719 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(29)	Paul Hitchman, Jim Gottlieb and Martin Mills exercise voting and/or dispositive powers over the securities held by Association of Playlouder Inc.

(30)	Jock Birney, Andrew Holmes, Peter Roberts, Howard Rudebeck, Tom Cruby and John Spooner exercise voting and/ or dispositive powers over the securities held by Quester VCT 2 plc. Mike Brooke, George Hayter, Andrew Holmes, David Quysner and John Spooner exercise voting and/ or dispositive powers over the securities held by Quester VCT 3 plc. Rob Barrow, Andrew Holmes, Alan Lamb, John Spooner and Robert Wright exercise voting and/ or dispositive powers over the securities held by Quester VCT 4 plc. Quester Venture GP Ltd., through its Directors Simon Acland, Jonathan Gee, Andrew Holmes, Jeremy Milne, John Spooner, Iain Wilcock and Martin Williams, exercise voting and/ or dispositive control over the securities held by Quester Venture Partners. The aggregate number of shares beneficially owned by Quester VCT 2 plc, Quester VCT 3 plc, Quester VCT 4 plc, and Quester Venture Partners totaling 7,143,909 represents approximately 6.7% of Loudeye’s outstanding common stock as of January 31, 2005, and includes an aggregate of 1,219,299 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(31)	Thomas Brooman, Peter Gabriel, Amanda Jones and Michael Large exercise voting and/or dispositive powers over the securities held by Real World Records Ltd.

(32)	Includes options to purchase 17,412 shares of Loudeye common stock.

(33)	Includes options to purchase 13,059 shares of Loudeye common stock.

(34)	Includes options to purchase 15,236 shares of Loudeye common stock.

(35)	Includes options to purchase 19,752 shares of Loudeye common stock.

(36)	Includes options to purchase 13,059 shares of Loudeye common stock.

(37)	Mr. Shephard served as a director of OD2 from February 2000 to June 2004. Number of shares beneficially owned includes 60,874 shares which are held in escrow pursuant to the terms of Loudeye’s acquisition of OD2.

(38)	Includes options to purchase 26,118 shares of Loudeye common stock.

(39)	Includes options to purchase 17,412 shares of Loudeye common stock.

(40)	Includes options to purchase 8,194 shares of Loudeye common stock.

(41)	Includes options to purchase 13,168 shares of Loudeye common stock.

(42)	Johannes Reiner van den Eijden, Marinus Nicolaas Henny, Theodor Roos, Cornelius van Dijk, Gilbert Henri Maria Walter Cloeckarct and Nicolaas Pieter van den Hoven, on behalf of Universal International Music B.V. and its ultimate parent company, Vivendi Universal S.A. exercise voting and/or dispositive powers over the securities held by Universal Music International Limited.

(43)	The officers and directors of Warner Music Group, the parent company to WEA International Inc., exercise voting and/or dispositive powers over the securities held by WEA International Inc. As of December 1, 2004, the executive officers of Warner Music Group were Edgar Bronfman, Jr., Chairman of the Board and CEO, Lyor Cohen, Chairman and CEO, U.S. Recorded Music, Paul-René Albertini, Chairman and CEO, Warner Music International, Les Bider, Chairman and CEO, Warner/ Chappell Music, Inc., Michael Ward, Acting Chief Financial Officer, and David H. Johnson, Executive Vice President and General Counsel. As of December 1, 2004, the non-employee directors of Warner Music Group were Len Blavatnik, Charles A. Brizius, John P. Connaughton, Scott L. Jaeckel, Seth W. Lawry, Thomas H. Lee, Ian Loring, Jonathan M. Nelson, Mark Nunnelly and Scott M. Sperling.

PLAN OF DISTRIBUTION

      The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares included in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Settlement of short sales;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	Any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      In connection with Loudeye’s acquisition of OD2, certain of the selling stockholders agreed to contractual orderly sales provisions which limit the number of shares that may be sold by such selling stockholders, individually, at any one time. In addition, an aggregate of 2,072,369 of the shares registered by the registration statement of which this prospectus is a part and held by 17 of the selling stockholders are in escrow through December 22, 2005, and, therefore, cannot be sold under this prospectus until such shares are released from escrow.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders are subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares. Loudeye has informed the selling stockholders that the anti-manipulation provision of Regulation M under the Exchange Act may apply to purchases and sales of shares by the selling stockholders, and that there are restrictions on market making activities by persons engaged in the distribution of the shares.

DESCRIPTION OF CAPITAL STOCK

      As of January 31, 2005, there were 106,004,763 shares of common stock outstanding. We are authorized to issue 150,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

      The following description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See “Dividend Policy” for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of Loudeye, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the exercise of options by certain selling stockholders named herein will, upon issuance, be fully paid and nonassessable.

Preferred Stock

      Pursuant to our certificate of incorporation, our board of directors will have the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Loudeye without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Warrants

      At January 31, 2005, there were 6,131,606 shares of common stock issuable upon the exercise of outstanding warrants, with exercise prices ranging from $1.75 to $9.55 and a weighted average exercise price of $2.19 per share. Of these outstanding warrants, warrants to purchase 5,040,002 shares of our common stock were issued on December 23, 2004, in connection with our private placement transaction to 14 accredited investors. These warrants have an exercise price of $2.25 per share and are not exercisable until six months after the date of issuance and are then exercisable until the fifth anniversary of the date of issuance.

Delaware and Washington Anti-Takeover Law and Certain Charter and Bylaw Provisions

      Provisions of Delaware and Washington law and our certificate of incorporation and bylaws could make more difficult the acquisition of Loudeye by a third party and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized by 66 2/3% vote at an annual or special meeting or stockholders.

      A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

      The laws of the state of Washington, where our principal executive offices are located, also impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act, or the WBCA, prohibits a “target corporation,” with certain exceptions, from engaging in certain “significant business transactions” with a person or group of persons who beneficially own 10% or more of the voting securities of the target corporation (an acquiring person) for a period of five years after such acquisition unless the transaction or acquisition of such shares is approved by a majority of the members of the target corporation’s board of directors prior to the time of acquisition.

      Such prohibited transactions include, among other things:

•	a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

•	termination of 5% or more of the employees of the target corporation as a result of the acquiring person’s acquisition of 10% or more of the shares; or

•	allowing the acquiring person to receive disproportionate benefit as a stockholder.

      After the five-year period, a significant business transaction may take place as long as it complies with certain fair price provisions of the statute.

      A target corporation includes a foreign corporation if:

•	the corporation has a class of voting stock registered pursuant to Section 12 or 15 of the Exchange Act;

•	the corporation’s principal executive office is located in Washington;

•	any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares are owned of record by Washington residents, or (c) 1,000 or more of its stockholders of record are Washington residents;

•	a majority of the corporation’s employees are Washington residents or more than 1,000 Washington residents are employees of the corporation; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50.0 million of tangible assets located in Washington.

      A corporation may not “opt out” of this statute and, therefore, we anticipate this statute will apply to us. Depending upon whether we meet the definition of a target corporation, Chapter 23B.19 of the WBCA may have the effect of delaying, deferring or preventing a change in control.

      Our certificate of incorporation and bylaws do not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. In addition, our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Loudeye.

      Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly as equal in size as possible, with staggered three year terms. The classification of the board of directors has the effect of requiring more than one annual stockholder meeting to replace a majority of the directors. Our bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the president and holders of 25% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the president and chief executive officer or any 25% holder. Our bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Loudeye.

Limitation of Liability and Indemnification Matters

      Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

      Loudeye has entered into indemnification agreements with certain of its officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that Loudeye will pay certain amounts incurred by an officer in connection with any civil or criminal action or proceeding, specifically including actions by Loudeye or in its name (derivative suits), where the individual’s involvement is by reason of the fact that he is or was an officer. Such amounts include, to the maximum extent permitted by law, attorneys’ fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, an officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to Loudeye’s best interests. The individual will only be indemnified in connection with any criminal proceeding if such individual had no reasonable belief that his or her conduct was unlawful.

Registration Rights

      In connection with our acquisition of OD2 in June 2004, we agreed to file the registration statement of which this prospectus is a part to register the resale of the 11,747,558 shares of our common stock issued to certain selling stockholders and the 2,202,291 shares of common stock issuable upon exercise of options issued to certain selling stockholders. We also agreed to use commercially reasonable best efforts to have the registration statement declared effective as soon as practicable after it is filed. Once the registration statement is effective, we have agreed to use commercially reasonable best efforts to keep it effective for a period of twelve months or until such earlier time as all of the shares included in that registration statement have been sold or may be sold under Rule 144 promulgated under the Securities Exchange Act of 1934, as amended. We will bear all costs and expenses incident to the registration, and the selling shareholders will bear all selling expenses (including underwriting discounts, selling commissions, brokers’ fees and transfer taxes) incurred in connection with the sale of their shares of common stock included in the registration statement.

      Under the terms of the acquisition, as of September 30, 2004, we were also obligated to pay to OD2’s former shareholders an aggregate of £9.6 million (approximately $18.1 million based on exchange rates as of January 31, 2005) in four installments through November 30, 2005. We may also be required to pay additional contingent consideration of up to £10.0 million (approximately $18.9 million based on exchange rates as of January 31, 2005) if OD2 achieves certain financial performance targets by various dates through November 30, 2006. We have the option of satisfying our obligations to make these payments by issuing additional shares of our common stock. If we elect to satisfy any future payment obligations by issuing shares of our common stock, the number of shares which we will be required to issue will be determined based on the volume weighted average share price of our common stock, as reported on the Nasdaq SmallCap Market, for a specified period prior to issuance. Any such securities that we may issue in the future in connection with the acquisition will be issued in reliance upon the exemptions from the registration requirements under the Securities Act provided by Regulation S and Section 4(2) thereunder. Such securities may not be offered or sold in the United States in the absence of an effective registration statement or an exemption from the registration requirements under the Securities Act. If we issue additional shares of our common stock to satisfy our future payment obligations to the former OD2 shareholders, we will be required to file registration statements to register the resale of such shares of common stock, generally under the terms described in the preceding paragraph.

      In December 2004, we issued 1,638,490 shares of our common stock, 243,407 of which are being held in escrow by us pursuant to the terms of the OD2 transaction, to former OD2 shareholders to satisfy the initial deferred consideration payment obligations totaling approximately £1.2 million (approximately

$2.3 million based on exchange rates as of December 30, 2004). In addition, we issued 4,667,608 shares of our common stock to former OD2 shareholders as of January 31, 2005, 693,402 of which are held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.9 million based on exchange rates as of January 31, 2005). We are obligated to register the resale of these shares under the terms of the OD2 transaction.

      In addition, we are required to register the resale of 16,800,007 shares of our common stock and 5,040,002 shares of our common stock underlying warrants that we issued in a private placement to a limited number of accredited investors in December 2004.

Transfer Agent and Registrar

      The transfer agent and registrar for common stock is ChaseMellon Shareholders Service, telephone number (206) 674-3030.

Listing

      Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “LOUD”.

SHARES ELIGIBLE FOR FUTURE SALE

      We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      As of January 31, 2005, we had 106,004,763 shares of common stock outstanding. Such number of shares of common stock outstanding includes 11,747,558 shares issued to the selling stockholders covered by this prospectus, but excludes:

•	2,202,291 shares of common stock issuable upon the exercise of immediately exercisable stock options to certain of the selling stockholders for an exercise price of $.001, which shares are covered by this prospectus;

•	15,274,124 shares of common stock issuable upon the exercise of outstanding stock options as of January 31, 2005, with exercise prices ranging from $0.26 to $3.00 per share and a weighted average exercise price of $1.19 per share;

•	6,131,606 shares of common stock issuable upon the exercise of warrants outstanding as of January 31, 2005, with exercise prices ranging from $1.75 to $9.55 and a weighted average exercise price of $2.19 per share;

•	2,830,580 shares of common stock available for future issuance under our stock options plans; and

•	An indeterminate number of shares that we may issue to satisfy our obligation to pay to the former shareholders of OD2 an additional approximately £3.7 million (approximately $7.0 million based on exchange rates as of January 31, 2005, including approximately $1.1 million to be held in escrow and not yet accounted for) in deferred payments, and up to £10.0 million (approximately $18.9 million based on exchange rates as of January 31, 2005) in contingent payments.

      Of the outstanding shares, approximately 71,151,100 are freely tradable without restriction under the Securities Act, except that any shares held by our “affiliates,” as the term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining approximately 34,853,700 shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for resale under Rule 144 promulgated under the Securities Act, which is summarized below. Of these remaining shares, 11,747,558 are being registered for resale under the registration statement of which this prospectus is a part. We are required to file registration statements covering the resale of the remaining approximately 23,106,142 shares of our common stock, which include the 4,667,608 shares of our common stock that we issued to former OD2 shareholders as of January 31, 2005, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.9 million based on exchange rates as of January 31, 2005).

      In connection with Loudeye’s acquisition of OD2, certain of the selling stockholders agreed to contractual orderly sales provisions which limit the number of shares that may be sold by such selling stockholders, individually, at any one time. In addition, an aggregate of 3,009,178  shares held by 17 of the selling stockholders are in escrow through December 22, 2005, and, therefore, cannot be sold under this prospectus until such shares are released from escrow.

Rule 144

      In general, under Rule 144 a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which would equal approximately 1,060,048 shares as of January 31, 2005; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

      Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate,” is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

Stock Options

      As of January 31, 2005, options to purchase a total of 15,274,124 shares of common stock were outstanding, of which 3,930,030 were exercisable. As of January 31, 2005, 2,830,580 shares of our common stock were available for future issuance under our stock option plans. In addition, an aggregate of 2,202,291 shares of common stock are issuable upon the exercise of immediately exercisable stock options held by former OD2 shareholders who are also selling stockholders under this prospectus. We have filed Form S-8 registration statements under the Securities Act to register all shares of our common stock issuable under our 1998 Stock Option Plan, 2000 Stock Option Plan, 2000 Employee Stock Option Plan and 2000 Director Stock Option Plan. Accordingly, shares of our common stock underlying these stock options will be eligible for sale in the public markets, subject to vesting restrictions.

VALIDITY OF COMMON STOCK

      Latham & Watkins LLP will pass upon the validity of the common stock offered by this prospectus.

EXPERTS

      The consolidated financial statements of Loudeye Corp. as of December 31, 2003 and 2002 and for each of the two years then ended, included in this prospectus, have been so included in reliance on the report (which contains an emphasis of a matter paragraph relating to the Company’s liquidity position as disclosed in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Loudeye Corp. as of December 31, 2001 and for the year then ended, included in this prospectus, were audited by other independent accountants who have ceased operations. We have not obtained, and are not able to obtain, a written consent from those other independent accountants. Accordingly, we have omitted the written consent of those other independent accountants in reliance upon Rule 473(a) under the Securities Act of 1933. You will not be able to recover against those other independent accountants under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by those other independent accountants or for any omission to state a material fact required to be stated in those financial statements.

      On August 31, 2004, we engaged Moss Adams LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2004. The engagement of Moss Adams follows our receipt of notice on June 30, 2004 from PwC of its resignation as our independent registered public accounting firm pending completion of services related to the review of our interim financial statements for the quarter ended June 30, 2004. PwC’s resignation notice was disclosed on a Form 8-K filed July 8, 2004. PwC completed its services on August 31, 2004, and PwC’s relationship with Loudeye as our independent registered accounting firm ceased on that date.

      The consolidated financial statements of On Demand Distribution Ltd. as of March 31, 2004 and 2003 and for each of the years then ended included in this prospectus, have been audited by Grant Thornton LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at “http:www.sec.gov.”

LOUDEYE CORP. AND SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LOUDEYE CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except per share amounts)

	September 30,	December 31,
	2004	2003

ASSETS
Cash and cash equivalents	$9,435	$12,480
Marketable securities	15,296	9,460
Accounts receivable, net of allowances of $231 and $235 respectively	6,443	1,781
Prepaids and other	1,293	345
Assets held for sale	—	363

Total current assets	32,467	24,429
Restricted investments	305	316
Property and equipment, net	5,113	1,123
Goodwill	38,101	—
Intangible assets, net	3,886	86
Assets held for sale	—	730
Other assets, net	249	360

Total assets	$80,121	$27,044

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$5,842	$1,229
Line of credit	—	1,285
Accrued compensation and benefits	686	378
Other accrued expenses	3,800	1,155
Accrued special charges	871	1,670
Accrued acquisition consideration	11,007	—
Deferred revenue	3,884	485
Current portion of long-term debt	1,249	1,348
Liabilities related to assets held for sale	—	98

Total current liabilities	27,339	7,648
Deferred revenue	1,577	228
Common stock payable related to acquisition	3,208	—
Accrued acquisition consideration, net of current portion	3,812	—
Long-term debt, net of current portion	1,250	2,135

Total liabilities	37,186	10,011
Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.001 par value, 5,000 shares authorized, none outstanding	—	—
Common stock, additional paid-in capital and warrants; for common stock $0.001 par value, 150,000 shares authorized; 79,702 shares issued and outstanding in 2004, 56,974 issued and outstanding in 2003	247,384	210,134
Deferred stock compensation	(159)	(214)
Accumulated deficit	(203,646)	(192,887)
Accumulated other comprehensive income (loss)	(644)	—

Total stockholders’ equity	42,935	17,033

Total liabilities and stockholders’ equity	$80,121	$27,044

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOUDEYE CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited, in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

REVENUES	$5,080	$2,811	$10,202	$9,024
COST OF REVENUES(1)	3,480	1,562	6,725	5,788

Gross profit	1,600	1,249	3,477	3,236
OPERATING EXPENSES
Research and development(1)	1,325	399	2,668	1,368
Sales and marketing(1)	1,478	486	2,949	2,867
General and administrative(1)	3,798	1,614	7,990	6,106
Amortization of intangibles and other assets	325	157	591	943
Stock-based compensation(1)	21	723	186	954
Special charges — goodwill impairments	—	—	—	5,307
Special charges — other	350	—	300	3,130

Total operating expenses	7,297	3,379	14,684	20,675
OPERATING LOSS	(5,697)	(2,130)	(11,207)	(17,439)
OTHER INCOME (EXPENSE), net
Interest income	139	75	325	262
Interest expense	(46)	(83)	(176)	(180)
Increase in fair value of common stock warrants	—	(222)	—	(222)
Gain on sale of media restoration business	273	—	113	—
Other income, net	—	20	186	119

Total other income (expense)	366	(210)	448	(21)

NET LOSS	$(5,331)	$(2,340)	$(10,759)	$(17,460)

Net loss per share — basic and diluted	$(0.07)	$(0.05)	$(0.15)	$(0.37)

Weighted average shares — basic and diluted	79,285	50,401	71,149	47,659

(1)	Stock-based compensation, consisting of amortization of deferred stock-based compensation and the fair value of options issued to non-employees for services rendered, is allocated as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Cost of revenues	$44	$37	$82	$44
Research and development	19	27	70	32
Sales and marketing	(5)	26	45	38
General and administrative	7	671	71	884

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOUDEYE CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Unaudited, in thousands)

	Common Stock and				Accumulated
	Additional Paid-In				Other
	Capital		Deferred		Comprehensive	Total
			Stock-based	Accumulated	Income	Stockholders’
	Shares	Amount	Compensation	Deficit	(Loss)	Equity

BALANCES, December 31, 2003	56,974	$210,134	$(214)	$(192,887)	$—	$17,033
Stock option exercises	499	222	—	—	—	222
Shares issued in private placement	10,811	18,839	—	—	—	18,839
Shares issued for acquisitions	11,418	17,975	—	—	—	17,975
Deferred stock-based compensation	—	331	(331)	—	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	(139)	386	—	—	247
Stock-based compensation	—	(3)	—	—	—	(3)
Issuance of common stock warrant	—	25	—	—	—	25
Unrealized loss on marketable securities	—	—	—	—	(63)	(63)
Foreign currency translation adjustment	—	—	—	—	(581)	(581)
Net loss	—	—	—	(10,759)	—	(10,759)

Comprehensive loss	—	—	—	—	—	(11,403)

BALANCES, September 30, 2004	79,702	$247,384	$(159)	$(203,646)	$(644)	$42,935

The accompanying notes are an integral part of these condensed consolidated financial statements.

LOUDEYE CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, amounts in thousands)

	Nine Months Ended
	September 30,

	2004	2003

OPERATING ACTIVITIES
Net loss	$(10,759)	$(17,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,063	2,023
Special charges and other non cash items	(67)	6,568
Stock-based compensation	244	998
Foreign currency transaction adjustment	(183)	—
Increase in fair value of common stock warrants	—	222
Changes in operating assets and liabilities, net of amounts acquired in purchases of businesses:
Accounts receivable	(3,048)	(48)
Prepaid expenses and other assets	(4)	1,073
Accounts payable	837	8
Accrued compensation, benefits and other expenses	(659)	(266)
Accrued special charges	(749)	(1,420)
Deferred revenue	2,534	935
Assets and liabilities held for sale	—	341

Net cash used in operating activities	(9,791)	(7,026)
INVESTING ACTIVITIES
Purchases of property and equipment	(4,412)	(53)
Proceeds from sales of property and equipment	—	183
Cash paid for acquisition of businesses and technology, net	(555)	(82)
Assets and liabilities held for sale	996	—
Payments received on loans made to related party and related interest	—	1,187
Purchases of marketable securities	(16,046)	(7,850)
Sales of marketable securities	10,211	6,321

Net cash used in investing activities	(9,806)	(294)
FINANCING ACTIVITIES
Proceeds from sale of stock and exercise of stock options	222	1,838
Proceeds from private equity financing, net	18,934	11,568
Proceeds from line of credit	—	3,727
Principal payments on long-term debt, line of credit and capital lease obligations	(2,280)	(3,269)
Repurchase of common stock	—	(426)

Net cash provided by financing activities	16,876	13,438

Effect of foreign currency translation on cash	(324)	—

Net increase (decrease) in cash and cash equivalents	(3,045)	6,118
Cash and cash equivalents, beginning of period	12,480	1,780

Cash and cash equivalents, end of period	$9,435	$7,898

The accompanying notes are an integral part of these consolidated financial statements.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2004
(Unaudited)

1.	Organization and Risks

Loudeye

      Loudeye Corp. (“Loudeye”) provides digital media services and media restoration services. Loudeye is headquartered in Seattle, Washington and has offices in the United States, the United Kingdom, France, Germany and Italy.

      As discussed in Note 5, on June 22, 2004, Loudeye acquired On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe. As discussed in Note 5, under the terms of the OD2 transaction, Loudeye is obligated to pay an additional £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004) in deferred consideration through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, Loudeye is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration Loudeye must pay to the former OD2 shareholders. Loudeye may elect to pay amounts due to OD2’s shareholders in shares of Loudeye’s common stock. However, in accordance with the rules of the NASDAQ Stock Market, approval of Loudeye’s stockholders (excluding shares issued in connection with the OD2 transaction) will be required prior to any election to satisfy these payments in shares. Loudeye has scheduled a special stockholder meeting for December 8, 2004, seeking approval of its stockholders for issuance of shares of common stock to satisfy the deferred and contingent consideration obligations. Such approval cannot be assured. If stockholder approval is not obtained, Loudeye would not be able to pay the additional amounts due related to the OD2 transaction in 2005 unless it obtains additional funds through an equity or debt financing transaction. In addition, as a result of Loudeye’s acquisition of OD2, Loudeye will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that Loudeye’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.

      Loudeye has incurred net losses and negative cash flows from operations since inception and has an accumulated deficit of $203.6 million at September 30, 2004. Loudeye’s operating expenses have increased as a result of the OD2 acquisition. Historically, Loudeye has funded its operations through equity transactions, leases and debt. However, there can be no assurance that Loudeye’s cash balances after December 31, 2004 will be sufficient to sustain its operations until profitable operations and positive cash flows are achieved.

      Accordingly, Loudeye may require additional capital or debt financing subsequent to December 31, 2004 to fund its operations and the amounts due in 2005 related to the OD2 transaction. There can be no assurance that additional capital or debt will be available to Loudeye on acceptable terms, or at all. If Loudeye lacks necessary cash or debt financing capacity during 2005, Loudeye may not only be unable to pay the scheduled OD2 transaction amounts in 2005 but might also have to delay or abandon some or all of its development plans or otherwise forego market opportunities. Loudeye’s inability to execute on its strategy could result in increased expenses and decreased revenues, either or both of which could seriously harm Loudeye’s business, results of operations and financial condition subsequent to December 31, 2004.

      Loudeye segregates its business in two business segments, digital media services and media restoration services. As discussed in Note 6, Loudeye completed the sale of its media restoration services business in May 2004.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      The consolidated financial statements at December 31, 2003, and the unaudited interim condensed consolidated financial statements at September 30, 2004, do not include any adjustments that may result from the outcome of the aforementioned uncertainties.

Risks

      Loudeye is subject to a number of risks similar to other companies in a comparable stage of development, including, but not limited to, reliance on key personnel, successful marketing of its services in emerging markets, competition from other companies with greater technical, financial, management and marketing resources, successful development of new services, the enhancement of existing services and the ability to secure adequate financing to support future operations.

      Assuming Loudeye’s stockholders approve the issuance of additional shares to OD2 stockholders to pay future required payments, Loudeye believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations and meet its working capital and capital expenditure requirements for the next twelve months. If Loudeye’s stockholders do not approve such issuances. Loudeye will be required to satisfy such amounts in cash, which would likely cause a significant strain on Loudeye’s cash resources, Loudeye may need to obtain additional equity or debt financing and Loudeye may have difficulty pursuing its business objectives. Since Loudeye has incurred net losses since inception, Loudeye has relied on sales of equity securities, proceeds from the exercises of stock options and warrants and borrowings under its credit facilities to fund its working capital needs. Such capital may not be available in the future if it is needed. The availability of such capital will depend on a number of factors, some of which are outside Loudeye’s control. These include general market conditions, conditions in the private equity and public markets, the then-current market price of Loudeye’s common stock and Loudeye’s historical financial performance and future prospects.

Basis of Consolidation

      The consolidated financial statements include the accounts of Loudeye and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Loudeye has included the results of operations of acquired entities from the date of acquisition (see Note 5).

Unaudited Interim Financial Information

      The interim condensed consolidated financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The interim financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The unaudited results of operations for the three and nine months ended September 30, 2004 and 2003 are not necessarily indicative of the results to be expected for the full years.

Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Management’s assessments of the impairment of property and equipment, goodwill and intangible assets are sensitive accounting estimates that could result in additional impairment charges in the near term. Factors that impact these estimates include, but are not limited to, possible changes in business plans and declining financial results.

      Management evaluates the potential loss exposure on various claims and lawsuits arising in the normal course of business. An accrual is made if the amount of a particular claim or lawsuit is probable and reasonably estimable.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

      Loudeye considers all highly liquid investments with a remaining maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents consist of demand deposits and money market accounts maintained with financial institutions and certain other investment grade instruments, which at times exceed federally insured limits. Loudeye has not experienced any losses on its cash and cash equivalents.

Marketable Securities

      Loudeye has invested amounts in investment-grade government obligations, institutional money market funds and other obligations with FDIC insured U.S. banks. Marketable securities are accounted for as available for sale. Marketable securities are classified in current assets as they are considered by management as available to support current operations. Available for sale marketable securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders’ equity. Realized gains and losses are included in investment income. The cost of securities sold is based upon the specific identification method.

Restricted Investments

      Loudeye has approximately $305,000 of short-term investments which are utilized as collateral for certain irrevocable standby letters of credit. Accordingly, these investments are classified as restricted investments in the accompanying condensed consolidated balance sheets. These securities all mature within one year and reported amounts approximate fair value due to the relatively short maturities of these investments. These investments are related to standby letters of credit required for certain lease agreements which expire in October 2005. Accordingly, the restricted investments have been classified in long-term assets in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments and Concentrations of Credit Risk

      Financial instruments that potentially subject Loudeye to concentrations of credit risk consist of cash and cash equivalents, marketable securities, and long-term obligations. Fair values of cash and cash equivalents approximate their carrying value due to the short period of time to maturity. Marketable securities are reported at their market value. The carrying value of Loudeye’s line of credit and long-term obligations approximate fair value because the interest rates of the obligations are variable.

      Loudeye is exposed to credit risk because it extends credit to its customers. Loudeye performs initial and ongoing evaluations of its customers’ financial condition and generally extends credit on open account, requiring collateral as deemed necessary.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Loudeye had sales to certain significant customers, as a percentage of revenues, as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Microsoft Corporation	17%	4%	14%	6%
Sony Corporation	11%	0%	7%	0%
The Coca-Cola Company	2%	12%	2%	11%

	30%	16%	23%	17%

      Revenues from Microsoft Corporation and Sony Corporation were reported in the digital media services segment and revenues from The Coca-Cola Company were reported primarily in the media restoration services segment, which Loudeye ceased providing with the sale of that business in January 2004.

Impairment of Long-lived Assets

      Loudeye assesses the recoverability of long-lived assets whenever events or changes in business circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is considered when the sum of the expected undiscounted future net cash flows over the remaining useful life is less than the carrying amount of the asset.

Goodwill and Intangible Assets

      Loudeye accounts for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142). Under FAS 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to, at a minimum, annual impairment tests. Loudeye completes its annual impairment test as of November 30 of each year. As disclosed in Note 5, Loudeye has recorded goodwill and intangible assets in connection with its acquisition of Overpeer, Inc. in March 2004 and OD2 in June 2004.

Foreign Currencies

      For operations outside the U.S. that prepare financial statements in currencies other than U.S. dollars, the financial statements are translated into U.S. dollars. Results of operations and cash flows are translated at average rates of exchange prevailing during the period. Assets and liabilities are translated at end of period exchange rates, except for equity transactions and advances not expected to be repaid in the foreseeable future, which are translated at historical cost. The effects of exchange rate fluctuation on translating foreign currency assets and liabilities into U.S. dollars are accumulated as a separate component in other comprehensive income (loss).

Revenue Recognition

      Loudeye recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) as amended by Staff Accounting Bulletin No. 104 (SAB 104), and Emerging Issues Task Force (EITF) Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” Loudeye recognizes revenue associated with the license of software in accordance with Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2), as amended by SOP 98-4, SOP 98-9 and related interpretations and Technical Practice Aids.

      Loudeye recognizes revenues from encoding services, digital music samples services, digital distribution services, Internet radio services, live and on-demand webcasting services, software licensing,

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

content protection services, and media restoration services. Loudeye recognizes these revenues when persuasive evidence of an arrangement exists, the product and/or service has been delivered, the price is fixed or determinable and collectibility is probable.

      In arrangements that include rights to multiple products and/or services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on verifiable and objective evidence of the fair value of the undelivered elements. Multiple element arrangements may consist of implementation services, development services, encoding services, digital music samples services, digital distribution services, Internet radio services, and on-demand webcasting services. Verifiable and objective evidence is based upon the price charged when an element is sold separately.

      Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple products and services, Loudeye allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

      Deferred revenue arises from payments received or services rendered and billed in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as current.

      Encoding services consist of the conversion of audio and video content into digital media formats. Sales of encoding services are generally under nonrefundable time and materials or per unit contracts. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenues as the encoding services are rendered and Loudeye has no continuing involvement in the goods and services delivered, which is generally the date the finished media is shipped to the customer.

      Digital music samples services are provided to customers using Loudeye’s proprietary streaming media software, tools, and processes. Music samples are streamed files containing selected portions, or samples, of a full music track and are typically 30 to 60 seconds in length. Customer billings are based on the volume of data streamed at rates agreed upon in the customer contract, subject to a nonrefundable monthly minimum fee. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue in the period in which the samples are delivered.

      Digital distribution services consist primarily of rights clearing services, ringtune services and the hosting of digital media content for Loudeye’s customers for download by the end user. Customer billings for digital distribution services are generally based on a combination of a fixed monthly fee and a transactional fee per download. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue in the period in which the services are provided.

      Similar to the digital music samples services, Internet radio and video services are provided to customers using Loudeye’s proprietary media software, tools and processes. Internet radio and video services can consist of the rebroadcasting over the Internet of a customer’s over-the-air radio programming. Services provided may also include playlist selection and programming services for online radio channels and may include related video content, such as music videos. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, revenue from the sale of Internet radio and video services is recognized on a monthly basis as the services are provided and customers are typically billed monthly in arrears.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Webcasting services are provided to customers using Loudeye’s proprietary streaming media software, tools and processes. Services for live webcast events may be sold separately or combined with on-demand webcasting services in which Loudeye may host an archive of the webcast event for future use on an on-demand basis. In addition, on-demand webcasting services are often sold separately without the live event component. As a result, Loudeye has verifiable and objective evidence of the fair value for both the live and on-demand services. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue for live webcasting in the period in which the webcast event occurs. Revenue for on-demand webcasting services are deferred and recognized ratably over the period in which the services are provided. Customer billings are typically based on the volume of data streamed at rates agreed upon in the customer contract or a set monthly fee.

      Content protection services consist primarily of anti-piracy, data mining and content promotion solutions related to peer-to-peer file sharing networks. Customer billings for content protection services are generally based on a fixed monthly fee, but may also contain a volume-based component and, for content promotion services, a fee based on customer sales volume. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenue in the period in which the services are provided.

      Media restoration services consisted of services provided by Loudeye’s VidiPax subsidiary to restore and upgrade old or damaged archives of traditional media. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, Loudeye recognizes revenues as these services are rendered and Loudeye has no continuing involvement in the goods and services delivered, which generally is the date the finished media is shipped to the customer. As discussed in Note 6, Loudeye completed the sale of its VidiPax business in May 2004 pursuant to an agreement dated October 31, 2003.

Stock-Based Compensation

      Loudeye accounts for stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issues to Employees” (APB 25), as interpreted by Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25” (FIN 44), and related interpretations. Under APB 25, compensation expense is based on the difference between the exercise price of employee stock options granted and the fair value of Loudeye’s common stock at the date of grant. Deferred compensation, if any, is amortized over the vesting period of the related options, which is three to four years.

      Equity instruments issued to non-employees are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services” (EITF 96-18), and related interpretations.

      Stock-based compensation for the quarter ended September 30, 2004 totalled $65,000, of which $44,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation. Stock-based compensation was $761,000 for the quarter ended September 30, 2003, of which $37,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of $139,000 and variable stock-based compensation expense of $55,000 accounted for under APB 25, and stock-based compensation expense of $567,000 accounted for under FAS 123 related to options granted to a member of Loudeye’s board of directors for consulting services.

      Stock-based compensation for the nine months ended September 30, 2004 totalled $268,000, of which $82,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

$247,000, stock-based compensation expense of $39,000, including $14,000 related to options granted to a consultant, and a credit of $18,000 for variable stock compensation related to stock options that were repriced in 2001. Stock-based compensation was $998,000 for the nine months ended September 30, 2003, of which $44,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation of $225,000, variable stock-based compensation expense of $55,000 accounted for under APB 25, stock issued to former employees as severance and termination benefits of $30,000, and stock-based compensation expense of $668,000 accounted for under FAS 123 related to options granted to a member of Loudeye’s board of directors for consulting services.

      The following table illustrates the effect on net loss and net loss per share if Loudeye had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Net loss, as reported	$(5,331)	$(2,340)	$(10,759)	$(17,460)
Add: stock-based employee compensation expense under APB 25 included in reported net loss	65	194	268	280
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(1,035)	(533)	(2,355)	(548)

Pro forma net loss	$(6,301)	$(2,679)	$(12,846)	$(17,728)

Net loss per share:
Basic and diluted — as reported	$(0.07)	$(0.05)	$(0.15)	$(0.37)
Basic and diluted — pro forma	$(0.08)	$(0.05)	$(0.18)	$(0.37)

      To determine compensation expense under FAS 123, Loudeye used the following assumptions:

	2004	2003

Risk-free interest rates	2.33-5.71%	2.68-5.71%
Expected lives	3 years	5 years
Expected dividend yields	0%	0%
Expected volatility	115%	136%

Comprehensive Loss

      Comprehensive loss is comprised of net income and other comprehensive income (loss), net. Other comprehensive income (loss), net includes unrealized gains and losses on foreign exchange and unrealized gains and losses on marketable securities. For the three months ended September 30, 2004, other comprehensive income (loss), net totaled $5.7 million. There was an unrealized gain on marketable securities of $20,000 and a foreign currency translation adjustment of $380,000 in the third quarter 2004. For the three and nine month periods ended September 30, 2003, other than net loss, there were no items that impacted other comprehensive income (loss), net.

Reclassifications

      Certain information reported in previous periods has been reclassified to conform to the current period presentation. These reclassifications had no impact on previously reported net loss, stockholders’ equity or cash flows.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

3.	Special Charges

      Loudeye has recorded special charges related to corporate restructurings, facilities consolidations and the impairment of assets in accordance with its long-lived asset policy (see Note 2). The following table summarizes such charges recorded in the consolidated statements of operations (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Goodwill impairment	$—	$—	$—	$5,307
Intangible assets impairment	—	—	—	685
Property and equipment impairment	—	—	—	601
Employee severance and termination benefits	—	—	—	501
Facilities related charges	350	—	300	465
Other restructuring charges	—	—	—	878

	$350	$—	$300	$8,437

      The following table summarizes the activity in accrued special charges during the nine months ended September 30, 2004 (in thousands):

Facilities-related
Charges

Balance, December 31, 2003	$1,670
Additional accruals	350
Payments	(1,099)
Adjustments	(50)

Balance, September 30, 2004	$871

      During the fourth quarter 2002, management committed to a plan to exit certain of Loudeye’s leased facilities, including Loudeye’s unoccupied facility at 414 Olive Way, Seattle, Washington. Under the provisions of EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity,” Loudeye recorded the estimated lease termination costs in accrued special charges. As discussed in Note 9, the landlord of Loudeye’s unoccupied facility at 414 Olive Way, Seattle, Washington filed suit against Loudeye in April 2003 for breach of its lease. In January 2004, the Court entered a judgment in favor of the plaintiff for rents due through January 2004 of $438,000, which Loudeye had accrued in a prior period and paid in the first quarter 2004. On November 12, 2004, Loudeye settled this suit. As of December 31, 2003, and June 30, 2004, Loudeye had recorded in accrued special charges an estimate of the additional amount that Loudeye may ultimately be required to pay with respect to the litigation matter. As a result of the settlement, Loudeye has increased its estimate of the additional amount which it may ultimately be required to pay by $350,000. Loudeye has reflected this amount as special charges — other on its condensed consolidated statement of operations. On November 4, 2004, Loudeye issued preliminary financial results for the quarter ended September 30, 2004, which reported a net loss of $5.0 million, or $0.06 per share. As a result of the increased accrual, Loudeye’s net loss for the quarter ended September 30, 2004, increased to $5.3 million, or $0.07 per share. The total amount paid by Loudeye to settle this suit will be $1.7 million, consisting of $1.0 million previously paid by Loudeye under a letter of credit, deposits previously paid and pursuant to the January 2004 Court judgment, and $720,000 of new cash consideration, $360,000 of which Loudeye paid on November 12, 2004 and the remainder of which is payable in January 2005.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      At December 31, 2003, Loudeye had accrued special charges under the provisions of FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146) related to its VidiPax facility in New York, New York. The lease agreement was originally entered into in December 2002 and Loudeye had never occupied the facility. During 2003, Loudeye informed the landlord of its decision to release its rights under the lease agreement and had been in ongoing discussions with the landlord to negotiate a lease termination agreement. Accordingly, under the requirements of FAS 146, Loudeye had accrued $562,000 of accrued special charges through the third quarter 2003 representing the estimated fair value of future rental payments, net of estimated sublease rentals and related costs with respect to the termination of this lease. In December 2003, Loudeye accrued an additional $150,000, for a total accrual of $712,000, to adjust its estimate of the fair value of the liability based on further negotiations with the landlord. In February 2004, Loudeye entered into a lease settlement agreement with the landlord pursuant to which Loudeye paid the landlord $450,000 and allowed the landlord to retain its security deposit of $212,000, for a total settlement of $662,000. The $50,000 difference between the amount recorded in accrued special charges and the final settlement amount has been reflected as a credit to special charges during the first quarter 2004 in the consolidated statement of operations.

      In February 2003, Loudeye’s Chairman and Chief Executive Officer, John T. Baker, resigned and Loudeye engaged Regent Pacific Management Corporation to provide management services to Loudeye. In March 2003, Regent Pacific resigned from the engagement and Jeffrey M. Cavins was elected President and Chief Executive Officer. These events are described more fully in Loudeye’s Annual Report on Form 10-K for the year ended December 31, 2003. During and subsequent to Regent Pacific’s engagement, Loudeye undertook a strategic and operational analysis of its business and product lines. This analysis resulted in the development of a new strategic and operational plan, under which Loudeye restructured itself to focus on its core competencies in digital media services and on core strategic customers and markets for its enterprise communications services. A revised corporate forecast was developed in connection with this plan. The revised forecast also considered that Loudeye had learned that revenue from a significant customer in its Media Restoration Services segment would be less than originally anticipated. Using the revised forecast, Loudeye performed a reassessment of the carrying value of all of its assets, both tangible and intangible. The revised forecast demonstrated that certain tangible and intangible assets related to its media restoration services and enterprise communications services businesses were impaired, as the projected undiscounted discernible cash flows did not exceed the carrying value of the assets over their estimated useful lives. The fair values of each of these assets were estimated using primarily a discounted cash flow method. The fair value of goodwill was estimated under the two-step process required by FAS 142. The estimated fair values of each of the assets were then compared to their carrying values to measure the impairments. As a result of this analysis, Loudeye recorded impairment charges for goodwill, intangible assets, and property and equipment related to its enterprise communication services and media restoration services businesses of $5.3 million, $685,000, and $601,000, respectively, during the first quarter 2003.

      In addition to the impairment charges above, Loudeye recorded severance and termination benefits of $204,000 associated with a reduction in force announced in March 2003 of approximately 35% of its consolidated staffing. Loudeye also recorded $297,000 of severance and termination benefits with respect to certain changes in senior management in the first quarter 2003. Loudeye incurred costs of approximately $465,000 related to the termination of certain facilities leases in connection with its facilities consolidation. The other restructuring charges of $878,000 represent fees and costs paid to Regent Pacific Management Corporation with respect to interim management services provided to Loudeye in connection with its management and operational restructuring.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

4.	Net Loss Per Share

      Basic earnings per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of shares of common stock issuable upon the exercise of stock options and warrants (using the treasury stock method). For all periods presented, common equivalent shares are excluded from the calculation because their effect is antidilutive as a result of Loudeye’s net losses. The dilutive effect of approximately 1,041,000 warrants and options to purchase approximately 13,025,000 shares are excluded for the three and nine-month periods ended September 30, 2004 because such warrants and options were anti-dilutive; therefore, there is no difference in the calculation between basic and diluted per share amounts. The dilutive effect of approximately 1,100,000 warrants and options to purchase approximately 7,221,000 shares are excluded for the three and nine-month periods ended September 30, 2003 because such warrants and options were anti-dilutive; therefore, there is no difference in the calculation between basic and diluted per share amounts.

      There were no shares subject to repurchase at September 30, 2004. Loudeye had 300 shares outstanding that were subject to repurchase at September 30, 2003, which shares have been removed from the calculation of weighted average shares outstanding for purposes of determining basic and diluted net loss per share.

      The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share (in thousands):

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2004	2003	2004	2003

Weighted average shares outstanding	79,285	50,401	71,149	47,660
Weighting of shares subject to repurchase	—	—	—	(1)

Weighted average shares used to calculate basic and diluted earnings per share	79,285	50,401	71,149	47,659

5.	Acquisitions

On Demand Distribution Limited

      On June 22, 2004, Loudeye commenced a tender offer to acquire 100% of the outstanding shares of On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe. Loudeye acquired 93% of the shares of OD2 upon commencement of the tender offer. As of August 17, 2004 Loudeye acquired the remaining 7% of OD2’s shares on the same terms from the remaining shareholders of OD2. This acquisition supports Loudeye’s commitment to providing global services by broadening its reach and capabilities into key geographic regions including Europe, the second largest music market in the world, and Australia. In addition, the acquisition expands Loudeye’s content management and anti-piracy content protection services into Europe and will enable Loudeye to leverage OD2’s reach to expand its business into new markets. The unaudited consolidated statement of operations of Loudeye for the nine month period ended September 30, 2004, includes the results of operations of OD2 effective from June 22, 2004 to September 30, 2004.

      The consideration for the transaction consisted of the following elements:

•	Loudeye issued 9,065,919 shares of its common stock on June 22, 2004, and 599,259 shares of its common stock on August 25, 2004 to existing OD2 shareholders and option holders.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

•	Loudeye expects to issue up to 2,212,302 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options assumed by Loudeye.

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by Loudeye for 18 months to satisfy claims Loudeye may have with respect to breaches of representations, warranties and covenants, indemnification claims and working capital adjustments. As of September 30, 2004, Loudeye had issued and placed in escrow 2,072,369 shares of its common stock to 17 former OD2 shareholders who had tendered their shares of OD2 stock as of that date. Loudeye is obligated to issue and place into escrow an additional 20,131 shares of its common stock to one individual upon exercise of options held by such individual.

•	Loudeye paid approximately $900,000 in cash to retire certain liabilities as of September 30, 2004, and it is obligated to pay an additional $1.0 million to retire additional liabilities.

•	Loudeye is obligated to pay an additional £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004), excluding the 15% additional consideration to be held in escrow (as discussed below), through November 30, 2005, to OD2’s shareholders, as follows:

•	On November 30, 2004, approximately £1.1 million or $1.9 million;

•	On January 31, 2005, approximately £4.0 million or $7.2 million;

•	On May 31, 2005, approximately £1.1 million or $1.9 million; and

•	On November 30, 2005, approximately £2.1 million or $3.8 million.

•	15% of the total additional consideration that Loudeye is required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.6 million, will be placed into escrow along with the escrow shares.

•	Loudeye is obligated to pay an additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004), which amount has not been adjusted for the 15% holdback in escrow, if OD2 achieves certain financial performance targets during the period through November 30, 2006.

      Loudeye issued promissory notes in aggregate principal amount of £1.9 million (approximately $3.4 million based on exchange rates as of September 30, 2004) to ten of OD2’s former shareholders. Loudeye’s obligations under these notes are included within the £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004) of accrued acquisition consideration and within the approximately $2.6 million of additional consideration to be paid into escrow described above. The notes bear interest at 5% per annum and are repayable in unequal installments on December 30, 2004 and on January 31, May 31, and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we are required to pay on November 30, 2004 and on January 31, May 31, and November 30, 2005). Interest expense for the quarter ended September 30, 2004 was approximately $11,000. Aggregate interest expense over the terms of the notes will be included in interest expense and will be approximately £60,000 (approximately $108,000 based on exchange rates as of September 30, 2004). If Loudeye obtains the approval of our stockholders to pay our future obligations to OD2’s former shareholders in shares of Loudeye’s common stock, Loudeye may satisfy its payment obligations under the notes by issuing shares of its common stock to the noteholders. The number of shares which Loudeye would be required to issue will be determined based on the volume weighted average share price of Loudeye’s common stock for a specified period prior to issuance.

      The escrow shares and the 15%, or approximately $2.6 million, of additional consideration described above are not recorded as liabilities and the value of the shares held in escrow and the 15% additional

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

consideration was not included in determining the cost of acquiring OD2 as of September 30, 2004, since the resolution of the escrow shares and 15% additional consideration is still pending. Loudeye will reflect the escrow shares as outstanding and the liability relating to the 15% additional consideration as accrued and record the value of both as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when Loudeye believes beyond a reasonable doubt that it will not state a claim pursuant to the terms of the escrow.

      The number of shares issued and to be issued upon exercise of options of 13,949,849 constituted approximately 19.9% of Loudeye’s outstanding shares of common stock at the commencement of the tender offer.

      Based on management’s internal analysis, excluding the impact of the escrow shares and 15% additional consideration discussed above, as of September 30, 2004 Loudeye has preliminarily recorded $35.7 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and Loudeye’s transaction related expenses. As of June 22, 2004, the initial purchase price excluded minority interest related to the acquisition and included preliminary estimates of certain transaction consideration. Because OD2 had a deficit in net worth at acquisition, the 7% minority interest that Loudeye had not yet acquired was not reflected in Loudeye’s consolidated balance sheet at June 30, 2004. As of August 17, 2004, Loudeye subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and September 30, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	June 22, 2004	Sept. 30, 2004

Transaction related expenses	$1,527	$1,527
Cash paid at closing	900	900
Cash due on certain liabilities assumed	1,878	978
Accrued acquisition consideration	13,654	15,104
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$35,732

The accrued acquisition consideration recorded in Loudeye’s financial statements as of September 30, 2004, has been adjusted to reflect the foreign currency exchange rate at September 30, 2004, and a foreign currency transaction gain of $0 and $183,000 was recorded in other income in the accompanying consolidated statement of operations for the three and nine month periods ended September 30, 2004.

      Under the terms of the offer, future cash consideration is payable in British currency (pounds), and accordingly the corresponding U.S. dollar amounts set forth above may vary with fluctuations in the prevailing exchange rate. All future payments are payable in cash or, at Loudeye’s election and if approved by stockholders representing a majority of Loudeye’s outstanding shares (excluding shares issued in connection with the transaction), in shares of Loudeye common stock, the number of which will be determined based on Loudeye’s volume weighted average share price for a specified period prior to issuance. OD2 shareholders may also elect to receive promissory notes in lieu of any cash payments that Loudeye may be required to make. Loudeye has also agreed to reserve approximately 2 million shares for stock option grants under its 2000 Stock Option Plan to employees of OD2 for future services.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      Loudeye accounted for the acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” In accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” for purposes of estimating the value of the OD2 purchase consideration, the fair value of the Loudeye common stock to be issued for the acquisition of OD2 was determined to be $1.45 per share based on the average closing price of Loudeye’s common stock over the two day periods before and after June 22, 2004, the date the acquisition was announced, multiplied by the Loudeye shares issued based upon the exchange ratio set forth in the merger agreement. The fair value of options assumed is deemed to be equivalent to the value of the underlying Loudeye shares into which such options are exercisable given the nominal strike price of such options. In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, Loudeye adjusted the accrued acquisition consideration recorded in Loudeye’s unaudited interim condensed consolidated balance sheet and recorded a foreign currency transaction gain of $0 and $183,000 in other income in the accompanying unaudited interim condensed consolidated statement of operations for the three and nine month periods ended September 30, 2004.

      The following table summarizes as of June 22, 2004 and September 30, 2004 (based on exchange rates as of June 22, 2004), the preliminary estimated fair values of the assets acquired and liabilities assumed, along with the preliminary estimated useful lives of property and equipment and intangible assets, based upon management’s internal analysis, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase Price Allocation
			Useful
	June 22, 2004	Sept. 30, 2004	Life

Current assets	$2,700	$2,700
Property and equipment	629	629	1-3 years
Goodwill	33,598	36,262
Acquired technology	2,970	2,970	3 years
Current liabilities	(6,196)	(6,829)

Total purchase price allocation	$33,701	$35,732

      The purchase price allocation set forth above is preliminary and subject to change in future periods pending the completion of an independent valuation report. Loudeye is currently in the process of finalizing its assessment of the fair value of the net assets acquired. The preliminary allocation of the purchase price to tangible and intangible assets, as well as the related amortization expense, may change materially as a result of the completion of Loudeye’s evaluation of the fair value of the net assets acquired.

      The weighted average amortization period of amortizable intangibles acquired is estimated to be three (3) years. The goodwill recorded is not expected to be amortizable for income tax purposes. The goodwill associated with OD2 will be included in Loudeye’s digital media services segment.

Overpeer, Inc.

      In March 2004, Loudeye completed the acquisition of Overpeer, Inc. (“Overpeer”), a privately held company based in New York. Pursuant to the Agreement and Plan of Merger and Reorganization (“Merger Agreement”), among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of Loudeye, Overpeer and certain of Overpeer’s stockholders. Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of Loudeye (the “Merger”). As a result of the Merger, all of the outstanding capital stock of Overpeer was

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

exchanged for a total of 1,752,772 shares of Loudeye’s common stock. The number of shares issued in the Merger was calculated by dividing $4.0 million by the volume weighted average closing share price of Loudeye’s common stock on each of the thirty consecutive trading days preceding the closing of the Merger, or $2.2821 per share. Of the shares issued in the Merger, 262,916 will be held in escrow for one year and will be available during that time to satisfy indemnity claims under the Merger Agreement. Loudeye filed a registration statement in March 2004 for the resale of the securities issued to the Overpeer shareholders, which registration statement was declared effective on May 26, 2004.

      Overpeer is a provider of digital media data mining, anti-piracy and promotional solutions, which are complimentary to Loudeye’s current and planned future digital media solutions. The acquisition is intended to allow Loudeye to provide a more complete suite of digital media solutions to its customers.

      Loudeye accounted for the acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” In accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” the fair value of the shares issued was determined to be $2.26 per share based on the closing price of Loudeye’s common stock on February 29, 2004, which was the date on which the number of shares issued could be determined. Overpeer’s operating results have been included in the accompanying consolidated statements of operations effective beginning in March 2004. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, along with the estimated useful lives of property and equipment and intangible assets, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase Price
	Allocation	Useful life

Current assets	$277
Property and equipment	278	1-3 years
Goodwill	2,434
Trademark	42	Indefinite
Acquired technology	682	5 years
Customer relationships	317	7 years
Non-compete agreements	373	3 years
Other long-term assets	8
Current liabilities	(321)

Total purchase price allocation	$4,090

      The purchase price allocation set forth above includes acquisition costs of $129,000.

Pro Forma Financial Information

      The following table presents the unaudited pro forma results of Loudeye for the three and nine months ended September 30, 2004 and 2003 assuming Loudeye had acquired OD2 and Overpeer at the beginning of each period (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Total revenues	$5,080	$4,165	$14,149	$11,956
Net loss	(5,331)	(4,017)	(21,930)	(22,269)
Basic and diluted net loss per share	$(0.07)	$(0.08)	$(0.31)	$(0.47)

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

6.	Sale of Media Restoration Business

      On January 30, 2004 (“Transfer Date”), Loudeye’s wholly-owned media restoration services subsidiary, VMRLE Co., Inc. (formerly VidiPax, Inc.), transferred substantially all of its assets and certain liabilities to a company controlled by the former general manager of VMRLE Co., Inc. pursuant to an asset purchase agreement signed on October 31, 2003 and amended on January 30, 2004. The total purchase price of $1.2 million was placed in escrow when the asset purchase agreement was signed. Based on the January 30, 2004 amendment, $900,000 of the $1.2 million purchase price was to be released from escrow upon the assignment to the purchaser of contracts with the General Services Administration of the United States (“GSA Contracts”). If the GSA Contracts were not assigned within a certain time period after the Transfer Date, the purchaser had the option to unwind the transfer and reclaim the $1.2 million held in escrow. Accordingly, the assets and liabilities transferred were recorded on the consolidated balance sheet as assets and liabilities transferred under contractual arrangement at their carrying value as of the Transfer Date. As of December 31, 2003, these assets and liabilities were classified as held for sale. At March 31, 2004, these assets and liabilities were classified as net assets transferred under contractual arrangement. On May 17, 2004, (“Accounting Closing Date”), the GSA Contracts were assigned to the purchaser, resulting in the subsequent release of the $900,000 from escrow to VMRLE Co., Inc. For the period from the Transfer Date to the Accounting Closing Date, VMRLE Co., Inc. continued to be the contracting party with the GSA. The media restoration services provided under the GSA Contracts during that period were provided by the purchaser as agent for VMRLE Co., Inc. and the purchaser retained the profits or losses earned from such services. Because VMRLE Co. continued to be the primary obligor under the GSA Contracts until their assignment, revenues and costs of revenues in the consolidated statement of operations of Loudeye reflect the revenues and cost of revenues from services provided under the GSA Contracts totalling $213,000 for the period from the Transfer Date through the Accounting Closing Date, of which $95,000 was recorded as revenue and cost of revenues in the first quarter 2004 and $118,000 was recorded as revenue and cost of revenues in the second quarter 2004. All other revenues and costs of VMRLE Co., Inc.’s operations have been appropriately excluded from Loudeye’s statement of operations subsequent to the Transfer Date. The difference between the $900,000 proceeds received from escrow and the carrying value of the assets and liabilities transferred as of the Accounting Closing Date is $160,000 and was recorded as a loss on the sale of net assets transferred under contractual arrangement in the second quarter 2004.

      With the GSA Contracts assigned to the purchaser, the remaining $300,000 of the $1.2 million originally held in escrow was released during third quarter 2004 upon the execution of an agreement relating to certain rights associated with certain equipment owned by a third party and a net gain of $273,000 was recorded during the third quarter 2004.

      Loudeye may receive up to an additional $500,000 based on the purchaser achieving certain performance targets over a period of two years from the Transfer Date. At transfer, Loudeye also entered into a co-marketing and reseller agreement with the purchaser pursuant to which Loudeye will sell, for a fee, media restoration services on behalf of the purchaser for a two-year period. The co-marketing and earn-out provisions constitute continuing involvement by Loudeye under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (FAS 144). Consequently, VMRLE Co. Inc. has not been reported as a discontinued operation.

7.	Private Equity Financing

      In February 2004, Loudeye sold 10,810,811 shares of common stock at $1.85 per share to a limited number of accredited investors. The gross proceeds received from the financing were $20.0 million. Loudeye paid a placement fee equal to 5% of the gross proceeds. The net proceeds of the offering, after commissions and expenses, will be used for working capital and general corporate purposes, including expansion of Loudeye’s business-to-business digital music solutions in the U.S. and internationally.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

Loudeye filed a registration statement in March 2004 covering the resale of the shares sold in the financing and the registration statement was declared effective by the SEC on May 26, 2004.

8.	Segment Information

      Loudeye operates in two business segments, Digital Media Services and Media Restoration Services. As described in Note 6, Loudeye transferred the assets and certain liabilities of its media restoration services business on January 30, 2004, and completed the sale on May 17, 2004. The following information summarizes Loudeye’s segments (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2004	2003	2004	2003

Revenues
Digital media services	$5,080	$2,407	$9,905	$7,566
Media restoration services	—	404	297	1,458

Total revenue	$5,080	$2,811	$10,202	$9,024

Net income (loss)
Digital media services	$(5,604)	$(2,010)	$(10,822)	$(16,086)
Media restoration services	273	(330)	63	(1,374)

Total net loss	$(5,331)	$(2,340)	$(10,759)	$(17,460)

	September 30,	December 31,
	2004	2003

Total assets
Digital media services	$80,121	$25,829
Media restoration services	—	1,215

Total assets	$80,121	$27,044

9.	Contingencies

Legal Proceedings

      On September 10, 2004, Loudeye was served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, its Overpeer subsidiary, Marc Morgenstern, one of our executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by Loudeye’s Overpeer subsidiary infringe the patents in question. The complaint does not state a specific damage amount. On November 1, 2004, Loudeye filed a motion to dismiss the complaint. On November 17, 2004 the court granted the motion and dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs have 10 days from November 17, 2004 to amend their complaint against Loudeye and Overpeer. To the extent the complaint is amended, Loudeye has indicated it intends to defend itself, Overpeer and Mr. Morgenstern vigorously against the allegations contained in the complaint. At present, Loudeye cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.

      In February 2003, Loudeye entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, Loudeye paid certain cash fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of Loudeye common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. In March 2003, Regent Pacific resigned from the engagement. In July 2003, Regent Pacific filed suit against Loudeye in the Superior Court of California in San Francisco County for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. Loudeye answered the complaint in September 2003 denying all allegations and asserting counterclaims. In March 2004, the court granted Loudeye’s motion to transfer the case to the United States District Court for the Western District of Washington. Loudeye intends to defend vigorously this action and to pursue vigorously its counterclaims. The likelihood of loss is not considered probable and the amount of loss, if any, is not estimable at this time.

      Between January 11 and December 6, 2001 class action complaints were filed in the United States District Court for the Southern District of New York. These actions were filed against 310 issuers (including Loudeye), 55 underwriters and numerous individuals including certain of Loudeye’s former officers and directors. The various complaints were filed purportedly on behalf of a class of persons who purchased Loudeye common stock during the time period between March 15 and December 6, 2000. The complaints allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on allegations that Loudeye’s underwriters received undisclosed compensation in connection with its initial public offering and that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for its common stock in the aftermarket. These actions were consolidated for pre-trial purposes. No specific amount of damages has been claimed. Loudeye and the individual defendants have demanded to be indemnified by underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently all claims against the former officers have been withdrawn without prejudice.

      The Court suggested that the parties select six test cases to determine class-action eligibility. Loudeye is not a party to any of the test cases. In June 2003, a proposed settlement was structured between plaintiffs, issuer defendants, issuer officers and directors named as defendants, and issuers’ insurance companies. This proposed settlement provides, among other matters, that:

•	issuer defendants and related individual defendants will be released from the litigation without any liability other than certain expenses incurred to date in connection with the litigation;

•	issuer defendants’ insurers will guarantee $1.0 billion in recoveries by plaintiff class members;

•	issuer defendants will assign certain claims against underwriter defendants to the plaintiff class members; and

•	issuer defendants will have the opportunity to recover certain litigation-related expenses if plaintiffs recover more than $5.0 billion from underwriter defendants.

Loudeye’s board of directors approved the proposed settlement in August 2003. On June 25, 2004, the plaintiffs filed a motion for preliminary approval of the settlement with the Court, which was accompanied by a brief filed by the issuer defendants in support of the plaintiffs’ motion. The Court requested that any objections to preliminary approval of the settlement be submitted by July 14, 2004, and the underwriter defendants formally objected to the settlement. The plaintiffs and issuer defendants separately filed replies to underwriter defendants’ objections to the settlement on August 4, 2004. On October 13, 2004 the Court issued an order granting plaintiffs’ September 2, 2003 motion for class certification in each of the six test cases. There can be no assurance that this proposed settlement would be approved and implemented in its

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

current form, or at all. Loudeye’s management does not anticipate that the Company will be required to pay any amounts under this settlement.

      In April 2003, the landlord of Loudeye’s former facility at 414 Olive Way, Seattle, Washington filed suit against Loudeye in the Superior Court of Washington, King County, for breach of its lease and is seeking damages of $2.0 million. In January 2004, the court entered a judgment in favor of the landlord for rents due through January 2004 of $438,000, which Loudeye had accrued in a prior period and paid in the first quarter 2004. On November 12, 2004, Loudeye settled this suit. As of December 31, 2003, and June 30, 2004, Loudeye had recorded in accrued special charges an estimate of the additional amount that Loudeye may ultimately be required to pay with respect to the litigation matter. As a result of the settlement, Loudeye increased the additional amount which it will be required to pay by $350,000. Loudeye has reflected this amount as special charges — other on its condensed consolidated statement of operations. On November 4, 2004, Loudeye issued preliminary financial results for the quarter ended September 30, 2004, which reported a net loss of $5.0 million, or $0.06 per share. As a result of the increased accrual, Loudeye’s net loss for the quarter ended September 30, 2004, increased to $5.3 million, or $0.07 per share. The total amount paid by Loudeye to settle this suit will be $1.7 million, consisting of $1.0 million previously paid by Loudeye under a letter of credit, deposits previously paid and pursuant to the January 2004 Court judgment, and $720,000 of new cash consideration, $360,000 of which Loudeye paid on November 12, 2004 and the remainder of which is payable in January 2005.

      Loudeye becomes involved from time to time in various other claims and lawsuits incidental to the ordinary course of its operations, including contract and lease disputes and complaints alleging employment discrimination. Loudeye believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon its business or financial condition, cash flows, or results of operations.

Indemnifications

      In the normal course of business, Loudeye indemnifies other parties, including business partners, lessors and parties to other transactions with Loudeye. Loudeye has agreed to hold the other parties harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made. In addition, Loudeye has entered into indemnification agreements with its directors, executive officers and certain other officers and Loudeye’s amended bylaws contain similar indemnification obligations to Loudeye’s officers and directors. For all agreements entered into after December 31, 2002, the fair value of potential claims has not been recorded in Loudeye’s financial statements because they are not material.

10.	Subsequent Events

      Loudeye was notified by Silicon Valley Bank on October 7, 2004 that it was not in compliance with two restrictive financial covenants that require Loudeye to maintain a certain quick ratio and a minimum tangible net worth, each as defined by the loan agreement. Loudeye subsequently established a certificate of deposit in the amount of $2.2 million, which was equal to the outstanding loan balance as of that date. As a result, Loudeye was notified by Silicon Valley Bank on October 11, 2004 that it had cured the default within the cure period.

      On November 5, 2004, Loudeye issued a warrant to purchase 180,000 shares of its common stock, par value $0.001 per share, to an individual for services rendered. The exercise price per share is $1.13. The warrant has a two year term expiring on November 5, 2006.

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

      As discussed in Note 9, in April 2003, the landlord of Loudeye’s former facility at 414 Olive Way, Seattle, Washington filed suit for breach of its lease and is seeking damages of $2.0 million. On November 12, 2004, Loudeye settled this suit. As of December 31, 2003, and June 30, 2004, Loudeye had recorded in accrued special charges an estimate of the additional amount that Loudeye may ultimately be required to pay with respect to the litigation matter. As a result of the settlement, Loudeye has increased the amount which it will ultimately be required to pay by $350,000. Loudeye has reflected this amount as special charges — other on its condensed consolidated statement of operations. On November 4, 2004, Loudeye issued preliminary financial results for the quarter ended September 30, 2004, which reported a net loss of $5.0 million, or $0.06 per share. As a result of the increased accrual, Loudeye’s net loss for the quarter ended September 30, 2004, increased to $5.3 million, or $0.07 per share. The total amount paid by Loudeye to settle this suit was $1.7 million, consisting of $1.0 million previously paid by Loudeye under a letter of credit, deposits previously paid and pursuant to the January 2004 Court judgment, and $720,000 of new cash consideration, $360,000 of which Loudeye paid in November 2004 and the remainder of which was paid in January 2005.

      In December 2004, Loudeye held a special meeting of its stockholders at which the stockholders approved the issuance of shares of common stock to satisfy Loudeye’s deferred and contingent payment obligations to former OD2 shareholders.

      In December 2004, Loudeye issued 1,638,490 shares of its common stock to former OD2 shareholders, 243,407 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004). In addition, Loudeye issued 4,667,608 shares of its common stock to former OD2 shareholders as of January 31, 2005, 693,402 of which are being held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.4 million based on exchange rates as of September 30, 2004). Loudeye is obligated to register the resale of these shares under the terms of the OD2 transaction. Loudeye expects that it will be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. Loudeye has not determined whether it will make that payment in cash or stock once the amount of the payment is finally determined pursuant to the terms of our acquisition of OD2.

      In December 2004, Loudeye entered into a subscription agreement with a limited number of accredited investors pursuant to which Loudeye sold and issued to such investors 16,800,007 shares of its common stock, together with warrants to purchase 5,040,002 shares of common stock at an exercise price of $2.25 per share, for an aggregate purchase price of $25.2 million. The warrants are not exercisable until six months after the December 23, 2004 closing date and are then exercisable until the fifth anniversary of the closing date. Loudeye also granted the investors a one year right to purchase 30% of any securities sold by Loudeye in future financings, subject to exceptions. The transaction resulted in net proceeds to Loudeye of approximately $23.5 million. Loudeye has agreed to file a registration statement covering the resale of the shares of common stock issued in this transaction and the shares of common stock underlying the warrants.

      As discussed in Note 9, on September 10, 2004, Loudeye was served in a patent infringement lawsuit brought by Altnet, Inc., and others against Loudeye, Loudeye’s Overpeer subsidiary, Marc Morgenstern, one of Loudeye’s executive officers, the Recording Industry Association of America and others. The complaint, filed in federal district court in Los Angeles, California, involves two patents that appear to cover file identifiers for use in accessing, identifying and/ or sharing files over peer-to-peer networks. The complaint alleges that the anti-piracy solutions offered by our Overpeer subsidiary infringe the patents in

LOUDEYE CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —  (Continued)

question. The complaint does not state a specific damage amount. On November 17, 2004, the court dismissed the complaint against Mr. Morgenstern with prejudice and dismissed the complaint against Loudeye and Overpeer. The plaintiffs filed an amended complaint on November 24, 2004 against Loudeye, Overpeer and other entity defendants. Loudeye and Overpeer filed motions to dismiss this amended complaint which the court denied on January 21, 2005. Loudeye intends to file a motion for summary judgment and to otherwise defend itself vigorously against the allegations contained in the amended complaint. At present, Loudeye cannot assess the probability of an unfavorable outcome or the magnitude of any such outcome.

      Effective January 31, 2005, Michael A. Brochu became president and chief executive officer of Loudeye. Mr. Brochu remains on Loudeye’s board of directors; however, as a result of his change of status to an employee, he is no longer considered an independent director for purposes of applicable listing standards of The Nasdaq Stock Market. As a result, Mr. Brochu is no longer a member of any committees of Loudeye’s board of directors, including its audit committee. On February 2, 2005, Loudeye received a notice from The Nasdaq Stock Market that it no longer complies with Nasdaq’s independent director and audit committee requirements as set forth in Nasdaq Marketplace Rule 4350, which includes that the Loudeye’s board must consist of a majority of independent directors and Loudeye must have at least three independent directors on its audit committee. Consistent with Marketplace Rules 4350(c)(1) and 4350(d)(4), Loudeye has a cure period until the earlier of our next annual meeting of stockholders or January 31, 2006, in order to regain compliance. In the event Loudeye does not regain compliance within this period, the Nasdaq Stock Market has informed Loudeye that the Staff of the Nasdaq Stock Market will provide it with a written notification that Loudeye’s shares will be delisted and, at that time, Loudeye may appeal such determination to delist to a Nasdaq Listings Qualifications Panel. Loudeye is currently conducting a search process to identify a qualified individual to join its board of directors and certain committees of its board of directors, including its audit committee, in order to regain compliance with these requirements.

LOUDEYE CORP. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

and Stockholders of Loudeye Corp.

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Loudeye Corp. (formerly Loudeye Technologies, Inc.) and subsidiaries at December 31, 2003 and 2002, and the results of their operations and of their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Loudeye Technologies, Inc. and subsidiaries, for the year ended December 31, 2001, prior to the revision described in Note 2, were audited by other independent auditors who have ceased operations. Those independent auditors expressed an unqualified opinion on those consolidated financial statements in their report dated February 14, 2002.

      As described in Note 2, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” as of January 1, 2002.

      In June 2004, the Company acquired On Demand Distribution Limited (“OD2”). The terms of this acquisition require the payment of £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. The payments are to be made in British pounds, and accordingly, the Company is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration the Company must pay to the former OD2 shareholders. The Company may elect to pay amounts due to OD2’s shareholders in shares of the Company’s common stock. As a result of the Company’s acquisition of OD2, the Company will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that the Company’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.

      As discussed above, the consolidated financial statements of Loudeye Technologies, Inc. for the year ended December 31, 2001 were audited by other independent auditors who have ceased operations. As described in Note 2, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures described in Note 2. In our opinion, the transitional disclosures for 2001 in Note 2 are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

Seattle, Washington

March 18, 2004, except for the second, third and fourth paragraphs of
Note 1 as to which the date is December 13, 2004

REPORT OF ARTHUR ANDERSEN LLP

      The following is a copy of the report of Arthur Andersen LLP dated February 14, 2002 on their audits of the financial statements of Loudeye Technologies, Inc and subsidiaries for December 31, 2001 and 2000 and each of the three years in the period ended December 31, 2001. Arthur Andersen LLP has ceased operations and has not reissued this report. In 2002, the Company adopted the provisions of the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). As discussed in Note 2, the Company has presented the transitional disclosures for 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these changes to the 2001 consolidated financial statements. These revisions to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers LLP as stated in their report appearing herein. The footnote shown below was not part of Arthur Andersen LLP’s report.

To Loudeye Technologies, Inc.:

      We have audited the accompanying consolidated balance sheets of Loudeye Technologies, Inc. and subsidiaries (Loudeye) as of December 31, 2001* and 2000*, and the related consolidated statements of operations, stockholders equity (deficit) and cash flows for each of the three years* in the period ended December 31, 2001. These financial statements are the responsibility of Loudeye’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Loudeye Technologies, Inc. and subsidiaries as of December 31, 2001* and 2000*, and the results of their operations and their cash flows for each of the three years* in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/S/ ARTHUR ANDERSEN LLP

February 14, 2002

Seattle, Washington

*  The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, of stockholders’ equity and of cash flows for the years ended December 31, 2000 and 1999 are not required to be included in this registration statement on Form S-1.

LOUDEYE CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,

	2003	2002

	(In thousands, except per
	share amounts)
ASSETS
Cash and cash equivalents	$12,480	$1,780
Short-term investments	9,460	9,978
Accounts receivable, net of allowances of $235 and $254 respectively	1,781	2,107
Notes receivable from related parties	—	1,187
Prepaids and other	345	736
Assets held for sale	363	681

Total current assets	24,429	16,469
Restricted investments	316	1,500
Property and equipment, net	1,123	2,002
Goodwill	—	5,307
Intangible assets, net	86	1,758
Other assets, net	360	821
Assets held for sale	730	1,672

Total assets	$27,044	$29,529

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$1,229	$1,193
Line of credit	1,285	—
Accrued compensation and benefits	378	904
Other accrued expenses	1,155	1,424
Accrued special charges	1,670	2,903
Accrued acquisition consideration	—	1,059
Deposits and deferred revenue	485	305
Current portion of long-term debt and capital leases	1,348	773
Liabilities related to assets held for sale	98	25

Total current liabilities	7,648	8,586
Deposits and deferred revenue	228	—
Long-term debt and capital leases, net of current portion	2,135	591

Total liabilities	10,011	9,177
Commitments and contingencies
Stockholders’ Equity
Preferred stock, $0.001 par value, 5,000 shares authorized, none outstanding	—	—
Common stock, treasury stock and additional paid-in capital; for common stock $0.001 par value, 100,000 shares authorized; 56,974 issued and outstanding in 2003 and 53,871 and 47,176 shares issued and outstanding in 2002	210,134	194,195
Deferred stock compensation	(214)	(130)
Accumulated deficit	(192,887)	(173,713)

Total stockholders’ equity	17,033	20,352

Total liabilities and stockholders’ equity	$27,044	$29,529

The accompanying notes are an integral part of these consolidated financial statements.

LOUDEYE CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2003	2002	2001

	(In thousands, except per share
	amounts)
REVENUES	$11,948	$12,681	$10,388
COST OF REVENUES
Other cost of revenues	7,144	13,347	12,737
Non-cash stock-based compensation	62	(34)	—

Total cost of revenues	7,206	13,313	12,737

Gross profit (loss)	4,742	(632)	(2,349)
OPERATING EXPENSES
Research and development (excluding non-cash stock-based compensation of $57 in 2003 and $(21) in 2002)	1,688	3,159	9,719
Sales and marketing (excluding non-cash stock-based compensation of $47 in 2003 and $(55) in 2002	3,286	7,667	9,409
General and administrative (excluding non-cash stock-based compensation of $1,194 in 2003 and $(307) in 2002)	7,778	11,375	11,102
Amortization of intangibles and other assets	1,100	3,043	8,173
Stock-based compensation	1,298	(383)	359
Special charges — goodwill impairments	5,307	—	9,418
Special charges — other	3,392	6,846	27,843

Total operating expenses	23,849	31,707	76,023

OPERATING LOSS	(19,107)	(32,339)	(78,372)
OTHER INCOME (EXPENSE), net
Interest income	347	1,149	3,157
Interest expense	(286)	(631)	(1,181)
Increase in fair value of common stock warrants	(248)	—	—
Other, net	120	659	—

Total other income (expense)	(67)	1,177	1,976

NET LOSS	$(19,174)	$(31,162)	$(76,396)

Net loss per share — basic and diluted	$(0.39)	$(0.75)	$(1.84)

Weighted average shares — basic and diluted	49,797	41,393	41,429

The accompanying notes are an integral part of these consolidated financial statements.

LOUDEYE CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock,
	Treasury Stock and
	Additional Paid-in
	Capital		Deferred		Total
			Stock	Accumulated	Stockholders’
	Shares	Amount	Compensation	Deficit	Equity

	(In thousands)
BALANCES, January 1, 2001	37,072	$185,609	$(3,387)	$(66,154)	$116,068
Issuance of shares for acquisition and strategic partnerships	7,153	10,836	—	—	10,836
Repurchase of common stock	(4,000)	(2,000)	—	—	(2,000)
Other	—	61	—	—	61
Stock option exercises, repurchases and shares issued under ESPP	250	266	—	—	266
Modification of common stock options	—	(2,145)	943	—	(1,202)
Amortization of deferred stock compensation	—	—	1,561	—	1,561
Net loss	—	—	—	(76,396)	(76,396)

BALANCES, December 31, 2001	40,475	192,627	(883)	(142,550)	49,194
Issuance of shares for acquisitions	9,228	3,786	—	—	3,786
Repurchase of shares	(2,696)	(1,105)	—	—	(1,105)
Stock option exercises and shares issued under ESPP	169	57	—	—	57
Amortization of deferred stock compensation, net of cancellations	—	(1,170)	753	—	(417)
Net loss	—	—	—	(31,162)	(31,162)

BALANCES, December 31, 2002	47,176	194,195	(130)	(173,713)	20,352
Repurchase of common stock	(1,469)	(425)	—	—	(425)
Stock option and warrant exercises and shares issued under ESPP	2,084	2,023	—	—	2,023
Shares issued in private placement	7,839	9,975	—	—	9,975
Conversion of common stock warrants from a liability to equity	—	1,704	—	—	1,704
Shares issued to pay accrued acquisition consideration	636	1,118	—	—	1,118
Shares issued for prior acquisitions and accrued bonus	629	25	—	—	25
Deferred stock-based compensation	—	544	(544)	—	—
Amortization of deferred stock-based compensation, net of cancellations	—	—	460	—	460
Stock-based compensation	79	900	—	—	900
Issuance of common stock warrants	—	75	—	—	75
Net loss	—	—	—	(19,174)	(19,174)

BALANCES, December 31, 2003	56,974	$210,134	$(214)	$(192,887)	$17,033

The accompanying notes are an integral part of these consolidated financial statements.

LOUDEYE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2003	2002	2001

	(In thousands)
OPERATING ACTIVITIES
Net loss	$(19,174)	$(31,162)	$(76,396)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,378	7,223	15,422
Special charges and other non-cash items	6,744	3,575	29,736
Other income from final settlement of acquisition terms	—	(700)	—
Stock-based compensation	1,360	(417)	359
Increase in fair value of common stock warrants	248	—	—
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	326	358	2,902
Prepaid expenses and other	1,889	464	396
Accounts payable	36	24	(1,162)
Accrued compensation, benefits and other expenses	(1,916)	(1,226)	2,610
Deposits and deferred revenue	408	(306)	(161)
Assets and liabilities held for sale	402	(109)	—

Cash used in operating activities	(7,299)	(22,276)	(26,294)

INVESTING ACTIVITIES
Purchases of property and equipment	(115)	(1,676)	(2,696)
Proceeds from sales of property and equipment	185	109	—
Cash paid for acquisition of business and technology, net of cash acquired	(82)	(2,361)	(9,580)
Loans made to related party and related interest	—	(801)	—
Payments received on loans made to related party	1,187	734	—
Purchases of short-term investments	(11,750)	(11,105)	—
Sales of short-term investments	12,268	23,563	19,689

Cash provided by investing activities	1,693	8,463	7,413

FINANCING ACTIVITIES
Proceeds from sale of stock and exercise of options	2,023	47	270
Proceeds from private equity placement financing, net	11,431	—	—
Proceeds from line of credit and long-term debt	8,320	—	18,908
Principal payments on line of credit and long-term obligations	(5,043)	(20,495)	(11,827)
Loans made to related party and related interest	—	—	(1,000)
Repurchase of common stock from related party	(425)	(1,118)	(2,000)

Cash provided by (used in) financing activities	16,306	(21,566)	4,351

Net change in cash and cash equivalents	10,700	(35,379)	(14,530)
Cash and cash equivalents, beginning of period	1,780	37,159	51,689

Cash and cash equivalents, end of period	$12,480	$1,780	$37,159

Supplemental disclosures:
Cash paid for interest	$200	$623	$970
Issuance of common stock for acquisitions of businesses	—	3,786	10,756
Repayment of related party note with shares	—	777	—
Issuance of common stock to pay accrued acquisition consideration and accrued interest	1,118	—	—
Assets acquired under capital leases	112	467	368
Reversal of deferred stock compensation as a result of option cancellations	—	1,170	—
Issuance of common stock and common stock warrants to strategic partners	—	—	76
Conversion of common stock warrants from a liability to equity	1,704	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1.	The Company, Risks and Uncertainties, and Basis of Consolidation:

The Company

      Loudeye Corp. (the “Company” or “Loudeye”) provides digital media services and media restoration services. The Company is headquartered in Seattle, Washington and to date has conducted business in the United States, Canada and Europe in two business segments, digital media services and media restoration services.

      On June 22, 2004, Loudeye acquired On Demand Distribution Limited (“OD2”), a privately held digital music provider based in Europe. Under the terms of the OD2 transaction, Loudeye is obligated to pay an additional £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) in deferred consideration through November 30, 2005, to OD2’s shareholders, plus additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) if OD2 achieves certain financial performance targets during the period through November 30, 2006. These amounts include 15% of the additional and contingent consideration that may be held in escrow by Loudeye for a period of eighteen months from the date of the acquisition to satisfy certain claims, if any, related to indemnification obligations of the former OD2 shareholders and working capital adjustments. The payments are to be made in British pounds, and accordingly, Loudeye is exposed to risks with changes in the prevailing exchange rate. Any decrease in the value of the U.S. dollar against the British pound will cause a proportional increase in the amount of the future consideration Loudeye must pay to the former OD2 shareholders. Loudeye may elect to pay amounts due to OD2’s shareholders in shares of Loudeye’s common stock. As a result of Loudeye’s acquisition of OD2, Loudeye will be required to provide additional funding to support OD2’s ongoing operations. There can be no assurance that Loudeye’s cash balances after December 31, 2004 will be sufficient to sustain its operations in 2005 and to fund the ongoing operations of OD2.

      Loudeye has incurred net losses and negative cash flows from operations since inception and has an accumulated deficit of $203.6 million at September 30, 2004. Loudeye’s operating expenses have increased as a result of the OD2 acquisition. Historically, Loudeye has funded its operations through equity transactions, leases and debt. However, there can be no assurance that Loudeye’s cash balances after December 31, 2004 will be sufficient to sustain its operations until profitable operations and positive cash flows are achieved.

      Accordingly, Loudeye may require additional capital or debt financing subsequent to December 31, 2004 to fund its operations and the amounts due in 2005 related to the OD2 transaction. There can be no assurance that additional capital or debt will be available to Loudeye on acceptable terms, or at all. If Loudeye lacks necessary cash or debt financing capacity during 2005, Loudeye may not only be unable to pay the scheduled OD2 transaction amounts in 2005 but might also have to delay or abandon some or all of its development plans or otherwise forego market opportunities. Loudeye’s inability to execute on its strategy could result in increased expenses and decreased revenues, either or both of which could seriously harm Loudeye’s business, results of operations and financial condition subsequent to December 31, 2004.

Risks and Uncertainties

      The Company is subject to a number of risks similar to other companies in a comparable stage of development including reliance on key personnel, successful marketing of its services in an emerging market, competition from other companies with greater technical, financial, management and marketing resources, successful development of new services, successful integration of acquired businesses and

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

technology, the enhancement of existing services, and the ability to secure adequate financing to support future operations.

      The Company has incurred net losses and negative cash flows from operations since inception and has an accumulated deficit of $192.9 million at December 31, 2003. Management has restructured the Company’s operations, reduced its work force, renegotiated leases, and taken other actions to limit the Company’s expenditures. In August 2003, the Company sold shares of common stock in a private placement transaction that raised net proceeds of approximately $11.4 million.

      In the first quarter of 2004, the Company completed an additional private placement financing transaction that resulted in net proceeds of approximately $18.9 million. The Company believes that its existing cash, cash equivalents, and short-term investments will be sufficient to fund its operations and meet its working capital and capital expenditure requirements for 2004. However, there can be no assurance that the Company’s cash balances will be sufficient to sustain its operations until profitable operations and positive cash flows are achieved. Accordingly, the Company may require additional capital to fund its operations. There can be no assurance that additional capital will be available to the Company on acceptable terms, or at all.

Basis of Consolidation

      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits and money market accounts maintained with financial institutions and certain other investment grade instruments, which at times exceeds federally insured limits. The Company has not experienced any losses on its cash and cash equivalents

Short-term Investments

      The Company has invested amounts in investment-grade government obligations, institutional money market funds and other obligations with FDIC insured U.S. banks. Marketable securities are accounted for as available for sale. These securities all mature within one year and reported amounts approximate fair value due to the relatively short maturities of these investments and their relatively low risk.

      The Company has approximately $316,000 of short-term investments which are utilized as collateral for certain irrevocable standby letters of credit. Accordingly, these investments are classified as restricted investments in the consolidated balance sheets. These securities all mature within one year and reported amounts approximate fair value due to the relatively short maturities of these investments. These investments are related to standby letters of credit required for certain lease agreements which expire through 2005. Accordingly, the restricted investments have been classified in long-term assets in the accompanying consolidated balance sheets.

Impairment of Long-lived Assets

      The Company assesses the recoverability of long-lived assets whenever events or changes in business circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows over the remaining useful life

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is less than the carrying amount of the asset. As described in Note 4, the Company recorded impairment charges of $6.7 million, $3.6 million and $27.9 million in 2003, 2002 and 2001, respectively. These amounts are included in Special Charges in the accompanying consolidated statements of operations.

Advertising Costs

      Advertising costs are expensed as incurred. The Company incurred $85,000, $787,000 and $122,000 in advertising costs for the years ended December 31, 2003, 2002 and 2001, respectively. These expenses have been included as a component of sales and marketing expenses in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments and Concentrations of Credit Risk

      Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, and long-term obligations. Fair values of cash and cash equivalents approximate their carrying value due to the short period of time to maturity. Short-term investments are reported at their market value. The carrying value of the Company’s line of credit and long-term obligations approximate fair value because the interest rates of the obligations reflects the current market rates of similar facilities for comparable companies. In addition, the interest rates on the line of credit and term loan are variable.

      The Company is exposed to credit risk since it extends credit to its customers. The Company performs initial and ongoing evaluations of its customers’ financial condition, and generally extends credit on open account, requiring collateral as deemed necessary.

      During the three years in the period ended December 31, 2003, the company had sales to certain significant customers, as a percentage of revenues, as follows:

	2003	2002	2001

Customer A	5%	10%	—
Customer B	11%	13%	17%

	16%	23%	17%

      Revenues from Customer A were reported primarily in the Digital Media Services segment and revenues from Customer B were reported primarily in the Media Restoration Services segment.

Property and Equipment

      Property and equipment is stated at historical cost less accumulated depreciation and impairment write-downs. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment, ranging from three to five years. Leasehold improvements are amortized over the lesser of the applicable lease term or the estimated useful life of the asset. Expenditures and improvements that increase the value or extend the life of an asset are capitalized. Expenditures for maintenance and repair are expensed as incurred. Gains or losses on the disposition of assets are reflected in the consolidated statement of operations in the period of disposal.

Goodwill and Intangible Assets

      The Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (FAS 142) effective January 1, 2002. Under the new rule, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to, at a minimum, annual impairment tests in accordance with the Statement. The Company completes its annual impairment test as

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of November 30 of each year. This change has reduced amortization expense during the years ended December 31, 2003 and 2002 compared to prior years. Other than goodwill, the Company has no intangible assets deemed to have indefinite lives. The impact of adopting FAS 142 on the Company’s net loss and net loss per share for 2001, as if FAS 142 had been adopted effective January 1, 2001, is as follows (in thousands, except per share amounts):

2001

Net loss, as reported	$(76,396)
Goodwill amortization	2,422
Amortization of intangible assets reclassified to goodwill	152

Adjusted net loss	$(73,822)

Basic and diluted net loss per share:
Net loss, as reported	$(1.84)
Goodwill amortization	0.06
Amortization of intangible assets reclassified to goodwill	—

Adjusted net loss	$(1.78)

      The Company determined that it has three reporting units for purposes of FAS 142; Enterprise Communications, Digital Media Services, and Restoration. The Company’s Digital Media Services segment consists of the Enterprise Communications and Digital Media Services reporting units. Assets reclassified to goodwill ($222,000) consisted of acquired technology and workforce from the Company’s acquisition of Vidipax. The Company performed its annual impairment tests for 2002 under FAS 142 and recorded resulting impairment charges. These charges are discussed in greater detail in Note 4. The Company does not have any goodwill at December 31, 2003.

Software Development Costs

      Research and development costs consist primarily of salaries, wages and benefits for development personnel and are expensed as incurred. Software developed for internal use is capitalized once the preliminary project stage has been completed and management has committed to funding the continuation of the development project. Capitalization is ceased when the software project is substantially complete and ready for its intended use. Internally developed software and software acquired in business combinations are recorded in other long term assets and intangibles, respectively. Purchased software is recorded in property, plant and equipment.

Stock-Based Compensation

      The Company accounts for stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issues to Employees,” (APB No. 25), as interpreted by Financial Accounting Standards Board Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25” (FIN 44) and related interpretations. In addition, the Company complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and related interpretations. The Company records deferred stock-based compensation for the difference between the exercise price of employee stock options and the fair value of the Company’s common stock at the date of grant. These differences are deferred and amortized on an accelerated basis over the vesting period of the individual options in accordance with Financial Accounting

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (FIN 28).

      Equity instruments issued to non-employees are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (FAS 123) and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services” (EITF 96-18) and related interpretations.

      Stock-based compensation for the year ended December 31, 2003 totaled $1.4 million, consisting of the amortization of deferred stock compensation of $460,000, of which $62,000 is included in cost of revenues, stock-based compensation expense of $730,000 related to options granted to a member of the Company’s board of directors for consulting services, variable stock compensation expense of $64,000 related to stock options that were repriced in 2001, stock and options issued to former employees as severance and termination benefits of $99,000, and stock options issued to an outside consultant of $7,000. Stock-based compensation was a credit of $417,000 for the year ended December 31, 2002, of which $34,000 is included in cost of revenues, consisting of the amortization of deferred stock compensation net of the reversal of expense related to accelerated amortization for options that were cancelled. Stock-based compensation totaled $359,000 for the year ended December 31, 2001, consisting of the amortization of deferred stock compensation.

      The Company records stock-based compensation charges as a separate component of expenses. These amounts can be allocated to the other expense categories in the accompanying consolidated statements of operations as follows for the year ended December 31, 2001 (in thousands):

Production (cost of revenues)	$30
Research and development	19
Sales and marketing	50
General and administrative	260

$359

      The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FAS 123 to stock-based employee compensation and shares issued to employees under the Company’s employee stock purchase plan (in thousands):

	Years Ended December 31,

	2003	2002	2001

Net loss, as reported	$(19,174)	$(31,162)	$(76,396)
Add: stock-based employee compensation expense (credit) included in reported net loss	593	(417)	359
Deduct: total stock-based employee compensation expense determined under fair value method for all awards	(929)	(1,114)	(1,223)

Pro forma net loss	$(19,510)	$(32,693)	$(77,260)

Loss per share:
Basic and diluted — as reported	$(0.39)	$(0.75)	$(1.84)
Basic and diluted — pro-forma	$(0.39)	$(0.79)	$(1.86)

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      To determine compensation expense under FAS 123, the Company used the following assumptions:

	2003	2002	2001

Risk-free interest rates	2.68- 5.71%	3.93- 5.71%	4.0- 5.71%
Expected lives	5 years	5 years	5 years
Expected dividend yields	0%	0%	0%
Expected volatility	135-136%	75%	75%

Income Taxes

      The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the periods in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the net deferred tax asset will not be realized.

Segments

      The Company has adopted Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers. Management has determined that the Company operates in two segments, digital media services and media restoration services.

Guarantees

      In the normal course of business, the Company indemnifies other parties, including business partners, lessors and parties to other transactions with the Company. The Company has agreed to hold the other parties harmless against losses arising from a breach of representation or covenants, or out of intellectual property infringement or other claims made by third parties. These agreements may limit the time within which an indemnification claim can be made. In addition, the Company has entered into indemnification agreements with certain of its officers and directors and the Company’s by-laws contain similar indemnification obligations to the Company’s officers and directors. It is not possible to determine the maximum potential amount under these indemnification agreements since the Company has not had any prior indemnification claim upon which to base an estimate and each claim would be based on the unique facts and circumstances of the claim and the particular provisions of each agreement.

Comprehensive Income

      The Company has adopted the provisions of Statement of Accounting Standards No. 130, “Reporting Comprehensive Income” (FAS 130). FAS 130 requires the disclosure of comprehensive income or loss and its components in the consolidated financial statements. Comprehensive income or loss is the change in stockholders’ equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. The Company had no such transactions in 2003, 2002 or 2001.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reclassifications

      Certain information reported in previous periods has been reclassified to conform to the current period presentation. These reclassifications had no impact on net loss, stockholders’ equity, or cash flows as reported previously.

Use of Estimates

      The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Management’s assessments of the impairment of property and equipment and intangible assets are sensitive accounting estimates that could result in additional impairment charges in the near term. Factors that impact these estimates include, but are not limited to, possible changes in business plans, decreases in the market price of the Company’s common stock and declining financial results.

      Management evaluates the potential loss exposure on various claims and lawsuits arising in the normal course of business. An accrual is made if the amount of a particular claim or lawsuit is probable and reasonably estimable.

Recent Accounting Pronouncements

      In 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (FAS 143), which establishes requirements for the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of this statement has not impacted the results of operations or the financial position of the Company.

      In 2002, the FASB issued statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment to FASB Statement No. 13, and Technical Corrections” (FAS 145). FAS 145 eliminates the requirement in FAS 4 that gains and losses from the extinguishments of debt be aggregated and classified as extraordinary items, net of the related income tax. The rescission of FAS 4 is effective for fiscal years beginning after May 15, 2002. Adoption of this statement has not impacted the results of operations or the financial position of the Company.

      In 2002, the FASB issued Statement of Financial Accounting Standards no. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). FAS 146 requires the recognition of such costs when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of FAS 146 are to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted the provisions of FAS 146 on January 1, 2003. As discussed in Note 4, the Company recorded restructuring charges under FAS 146 for activities initiated after December 31, 2002.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, when a derivative contains a financing component, amends the definition of an “underlying” to conform it to the language used in FASB interpretation No. 45, “Guarantor

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” and amends certain other existing pronouncements. The adoption of this standard did not have an impact on the results of operations or financial position of the Company.

      In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liability and Equity” (“FASB No. 150”). FASB No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003. In October 2003, the FASB deferred certain provisions of FASB No. 150 relating to mandatorily redeemable non-controlling interests. The adoption of this standard did not have an impact on the results of operations or financial position of the Company.

      In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others”, which clarifies the requirements of SFAS No. 5, “Accounting for Contingencies,” relating to a guarantor’s accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. It also requires certain guarantees that are issued or modified after December 31, 2002, including certain third-party guarantees, to be initially recorded on the balance sheet at fair value. The adoption of this standard did not have an impact on the results of operations or financial position of the Company. Disclosures required by FIN 45 are included in the Notes to the consolidated financial statements.

      In December 2003, the Financial Accounting Standards Board issued a revised Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, (“FIN 46R”). FIN 46R requires the consolidation of entities in which an enterprise absorbs a majority of the entity s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Currently entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The provisions of FIN 46R are generally effective for existing (prior to February 1, 2003) variable interest relationships of a public entity no later than the end of the first reporting period that ends after March 15, 2004. However, prior to the required application of this interpretation, a public entity that is not a small business issuer shall apply FIN 46R to those entities that are considered to be special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003. The Company does not have any special purpose entities and will apply the remaining provisions of FIN 46R to its first quarter 2004 financial statements.

      In 2002, the Emerging Issues Task Force (EITF) finalized its tentative consensus on EITF Issue No. 00-21, Revenue Arrangements With Multiple Deliverables (EITF 00-21), which provides guidance on the timing and methods of revenue recognition for sales agreements that include delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company recognizes revenue in accordance with the provisions of EITF 00-21.

3.	Revenue Recognition

      The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements,” (SAB 101) as amended by Staff Accounting Bulletin No. 104 (SAB 104), and EITF 00-21. The Company recognizes revenue associated with the license of software in accordance with Statement of Position 97-2, “Software Revenue Recognition” (SOP 97-2), as amended by SOP 98-4, SOP 98-9 and related interpretations and Technical Practice Aids.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company recognizes revenues from encoding services, digital music samples services, Internet radio services, live and on-demand webcasting services, software licensing, and media restoration services. The Company recognizes these revenues when persuasive evidence of an arrangement exists, the product and/or service has been delivered, the price is fixed and determinable, and collectibility is reasonably assured.

      In arrangements that include rights to multiple products and/or services, the Company allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on verifiable and objective evidence of the fair value of the undelivered elements. Multiple element arrangements may consist of implementation services, development services, encoding services, digital music samples services, Internet radio services, and on-demand webcasting services. Verifiable and objective evidence is based upon the price charged when an element is sold separately.

      Under the provisions of SOP 97-2, in software arrangements that involve rights to multiple products and services, the Company allocates the total arrangement consideration among each of the deliverables using the residual method, under which revenue is allocated to the undelivered elements based on vendor-specific objective evidence of the fair value of such undelivered elements. Elements included in multiple element arrangements consist of software, intellectual property, implementation services, maintenance and consulting services. Vendor-specific objective evidence is based on the price charged when an element is sold separately or, in the case of an element not sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

      Deferred revenue arises from payments received in advance of the culmination of the earnings process. Deferred revenue expected to be realized within the next twelve months is classified as a current liability

      Encoding services consist of the conversion of audio and video content into Internet media formats. Sales of encoding services are generally under nonrefundable time and materials or per unit contracts. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, the Company recognizes revenues as the encoding services are rendered and the Company has no continuing involvement in the goods and services delivered, which generally is the date the finished media is shipped to the customer.

      Digital music samples services are provided to customers using the Company’s proprietary streaming media software, tools, and processes. Music samples are streamed files containing selected portions, or samples, of a full music track and are typically 30 to 60 seconds in length. Customer billings are based on the volume of data streamed at rates agreed upon in the customer contract, subject to a nonrefundable monthly minimum fee. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, the Company recognizes revenue in the period in which the samples are delivered.

      Similar to the digital music samples services, Internet radio and video services are provided to customers using the Company’s proprietary media software, tools and processes. Internet radio and video services can consist of the rebroadcasting over the Internet of a customer’s over-the-air radio programming. Services provided may also include playlist selection and programming services for online radio channels and may include related video content, such as music videos. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, revenue from the sale of Internet radio and video services is recognized on a monthly basis as the services are provided and customers are typically billed monthly in arrears.

      Webcasting services are provided to customers using the Company’s proprietary streaming media software, tools and processes. Services for live webcast events may be sold separately or combined with on-demand webcasting services in which the Company may host an archive of the webcast event for future use on an on-demand basis. In addition, on-demand webcasting services are often sold separately without

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the live event component. As a result, the Company has verifiable and objective evidence of the fair value for both the live and on-demand services. Accordingly, under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, the Company recognizes revenue for live webcasting in the period in which the webcast event occurs. Revenue for on-demand webcasting services are deferred and recognized ratably over the period in which the services are provided. Customer billings are typically based on the volume of data streamed at rates agreed upon in the customer contract or a set monthly fee.

      Media restoration services consist of services provided by our VidiPax subsidiary to restore and upgrade old or damaged archives of traditional media. Under the provisions of SAB 101, as amended by SAB 104, and EITF 00-21, the Company recognizes revenues as these services are rendered and the Company has no continuing involvement in the goods and services delivered, which generally is the date the finished media is shipped to the customer. As discussed in Note 6, the Company sold its Vidipax subsidiary on January 30, 2004 pursuant to an agreement dated October 31, 2003.

4.	Special Charges

      Beginning in the fourth quarter of 2000 and through the first quarter of 2003, the Company commenced a series of operational restructurings and facilities consolidations. As a result of these activities, the Company has recorded special charges in the years ended December 31, 2003, 2002 and 2001.

      In the fourth quarter of 2000, the Company assessed each product and service offering and the costs related to each in making the determination to cease providing, or otherwise change the level of support the Company would provide to these offerings. The Company determined that it was not feasible to continue to provide or support digital media consulting services, certain digital media applications and the Alive e-show platform in 2001. Additionally, the decision was made to decrease the level of emphasis placed on video encoding activities. This decision was made as a response to the decreased demand for such services, which started in the third quarter of 2000 and continued into the first quarter of 2001, at which time the Company determined that no further resources would be provided to support video encoding in the Seattle facility. In the second quarter of 2001, the Company terminated approximately 45% of its workforce. That reduction in force created excess facilities, resulting in the development of facilities consolidation plans. During 2002 the Company implemented additional consolidation and cost savings initiatives, which included continued integration and realignment processes related to our acquisition activity. As a result of these initiatives the Company consolidated its digital media services operations in the first quarter of 2002 from three separate facilities to one facility acquired in the Activate acquisition. Implementing these consolidation plans have generated a number of special charges in 2002, and 2001.

      On February 4, 2003, the Company’s Chairman and Chief Executive Officer, John T. Baker, resigned and the Company engaged Regent Pacific Management Corporation to provide management services to the Company. On March 7, 2003, Regent Pacific resigned from the engagement and Jeffrey M. Cavins was elected President and Chief Executive Officer. During and subsequent to Regent Pacific’s engagement, the Company undertook a strategic and operational analysis of its business and product lines. This analysis resulted in the development of a new strategic and operational plan, under which the Company restructured itself to focus on its core competencies in digital media services and on core strategic customers and markets for its enterprise communications services.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Implementing the consolidation and restructuring plans described above have generated a number of special charges, summarized as follows (in thousands):

	2003	2002	2001

Goodwill impairment	$5,307	$—	$9,418
Intangible and other asset impairments	685	1,437	11,938
Property and equipment impairments	670	2,029	6,534
Facilities related charges	658	1,490	6,194
Employee severance and termination benefits	501	1,890	3,177
Other restructuring charges	878	—	—

	$8,699	$6,846	$37,261

      Following is a more detailed description of the special charges for each of the categories in the table above:

      Goodwill Impairment. A revised corporate forecast was developed in connection with the 2003 strategic and operational plan. The revised forecast also considered that the Company had learned that revenue from a significant customer in its Media Restoration Services segment would be less than originally anticipated. Utilizing the revised forecast, the Company performed a reassessment of the carrying value of all of its assets, both tangible and intangible. The revised forecast demonstrated that certain tangible and intangible assets and goodwill related to its media restoration services and enterprise communications services businesses were impaired, as the projected undiscounted discernible cash flows did not exceed the carrying value of the assets over their estimated useful lives. The fair values of each of these assets were estimated using primarily a probability weighted discounted cash flow method. The fair value of goodwill was estimated under the two-step process required by FASB No. 142 and resulted in an impairment of the goodwill associated with the Media Restoration Services segment of $5.3 million during the first quarter of 2003.

      Intangible and other asset impairments. The Company recorded impairments of $685,000, $1.4 million and $21.4 million in 2003, 2002 and 2001, respectively, related to intangibles and other long-term assets. The Company decided in 2001 to focus on areas of business that it believed had a near-term opportunity to drive increases in revenue. This decision led to certain acquisitions described in Note 10.

      The goodwill previously recognized associated with the Alive.com acquisition and certain other digital applications had no discernable cash flows or fair value and, as a result, were impaired. The remaining unamortized balances, totalling $10.6 million were written off in the first quarter of 2001. In the third and fourth quarters of 2001, the Company reassessed the remaining Alive intangibles and recorded additional impairment charges of $180,000 and $117,000, respectively. The Company previously had capitalized the cost of warrants issued to a strategic partner. In the first quarter of 2001, the Company terminated this relationship and, accordingly, the Company recorded a charge of $708,000 related to the unamortized portion of the warrants.

      In the fourth quarter of 2001, the Company performed a reassessment of the carrying value of all of the Company’s assets, both tangible and intangible, in conjunction with the corporate forecast for 2002 and beyond. The development of this forecast demonstrated that certain assets related to acquisitions in 2000 and 2001 were impaired, as the projected undiscounted discernible cash flows did not exceed the carrying value of the assets over the estimated useful life of those assets.

      In the fourth quarter of 2001, the Company recorded a charge totalling $5.0 million related to intangible assets acquired from DiscoverMusic in March 2001. Increased competition, including pricing pressures and the continued economic downturn caused the Company to lower its initial projections for the

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

business and subsequently write-down the value originally assigned to the acquired customer list and other acquired intangibles. The Company did not expect to fully recover the current carrying value of the assets in the near term, resulting in the impairment. The assets were written down to estimated current cost to replace, which the Company believed was a reliable estimate of the fair value.

      In the fourth quarter of 2001, the Company recorded a charge totalling $3.5 million related to the impairment of various intangibles that were recorded as a result of its online radio transactions. Through December 31, 2001, the Company had not generated significant revenues from radio customers. Internal projections for online radio-related revenues were revised and were lower than those projections that existed at the time of the acquisitions. This revision and the general uncertainty of the economic situation and the advertising market required the Company to perform an assessment of these assets. The projected undiscounted cash flows over the remaining estimated life of two years did not fully support the carrying value of these assets on the balance sheet. Accordingly, the Company obtained an independent valuation to assess the fair values of these assets. The Company used this as the new basis of the intangible assets and recorded the difference between the carrying value and the assessed fair market value to special charges.

      The Company also recorded a charge totalling $1.2 million in the fourth quarter of 2001 related to the impairment of VidiPax goodwill. The projected undiscounted cash flows did not fully support the carrying value of the related goodwill. The Company estimated the fair value of VidiPax’s long-lived assets and charged the $1.2 million difference between the carrying value and the estimated fair market value to special charges.

      In the fourth quarter of 2002, in connection with the Company’s annual impairment test for goodwill and as a result of declining revenue, the Company obtained an independent valuation to assist in evaluating its goodwill and intangible assets for impairment in accordance with FAS 142 and FAS 144. The fair values of the Company’s reporting units and their respective intangible assets were estimated using primarily a discounted cash flow method. As a result of this analysis, the Company determined that certain of the intangible assets in its digital media services and enterprise communication services reporting units were impaired as the cash flows did not support the carrying value of the assets. Accordingly, the Company recorded special charges reflecting the impairment of these intangible assets as follows (in thousands):

	Enterprise	Digital Media
	Communication	Services	Total

Customer lists	$—	$743	$743
Acquired technology	268	426	694

	$268	$1,169	$1,437

      In the first quarter of 2003, the revised corporate forecast developed in connection with the 2003 strategic and operational plan described above demonstrated that certain intangible assets related to the Company’s media restoration services and enterprise communications services reporting units were impaired, as the projected undiscounted discernible cash flows over the estimated useful lives of the assets

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

did not exceed their carrying value. The fair values of each of these assets were estimated using primarily a discounted cash flow method, and resulted in impairments as follows (in thousands):

	Enterprise
	Communication	Media Restoration	Total

Customer lists and contracts	$33	$22	$55
Acquired technology	601	—	601
Other intangible assets	—	29	29

	$634	$51	$685

      Property and equipment. The Company recorded special charges of $6.5 million related to property and equipment in 2001. These included charges of approximately $820,000 related to previously capitalized software that the Company abandoned during 2001. The Company determined that due to the acquisition of a music samples platform from DiscoverMusic, the previously capitalized software costs associated with Loudeye’s separately developed music samples platform were redundant and not recoverable. Accordingly, since the code base developed by Loudeye would not be sold or otherwise used, it was determined to have no further value and the remaining unamortized cost, approximately $600,000, was adjusted to zero. The Company also discontinued all sales efforts related to certain digital media applications and terminated the related development efforts. This resulted in a full impairment and a related charge of $250,000.

      The Company’s decision in early 2001 to focus on the audio business led to a further review of its video assets. The Company performed a review of the current market prices for similar used equipment and adjusted the remaining value of its video assets down to the estimated net realizable value. The Company sold a significant amount of these assets at auction during the second quarter of 2001, at amounts approximately equal to their adjusted values. Prior to the sale, the Company had ceased depreciation the assets until such time as they were disposed of. The Company also recorded in the third quarter of 2001 charges of $607,000 related to assets acquired from DiscoverMusic that were abandoned due to obsolescence or otherwise unusable in its restructured business. In conjunction with the consolidated forecast for 2002 and beyond, it became apparent that the projected undiscounted cash flows were insufficient to recover fully the carrying value of the remaining property and equipment (excluding those recently acquired from Activate). The Company then performed an analysis of all remaining property and equipment that had not been purchased recently to determine its fair value. These analyses resulted in charges of $5.1 million in 2001.

      In the fourth quarter of 2002, as a result of declining revenue and economic conditions, it became apparent that projected undiscounted cash flows were insufficient to recover fully the carrying value of the remaining property and equipment related to the Company’s digital media services reporting unit (excluding those acquired from Streampipe). The Company then performed an analysis of the remaining property and equipment to determine its fair value. These analyses resulted in impairment charges of $2.0 million in 2002.

      In the first quarter of 2003, the revised corporate forecast developed in connection with the 2003 strategic and operational plan described above demonstrated that certain tangible assets related to the Company’s Digital Media Services and Media Restoration Services segments were impaired, as the projected undiscounted discernible cash flows of the assets over their estimated useful lives did not exceed their carrying value. The fair values of each of these assets were estimated using primarily a discounted cash flow method. In the fourth quarter of 2003, the Company vacated its facility in Washington, D.C. and migrated its operations to its facility on Rainier Avenue, Seattle, Washington. As a result of this decision, the Company recorded impairment charges of $68,000 related to the property and equipment located at the Washington, D.C. facility. The fair value of this equipment was estimated to be $90,000, based on discussions and negotiations with parties interested in purchasing the equipment, and is reported

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in assets held for sale in the accompanying consolidated balance sheets. Total impairments of property and equipment were $670,000, consisting of $219,000 in the digital media services segment and $451,000 in the media restoration services segment.

      Facilities related charges.     As a result of acquisition activity, the de-emphasis of video encoding operations and the reductions in force that led to excess facilities, the board of directors approved plans to consolidate facilities during the course of 2001. In addition to the closing of the Company’s Santa Monica facility, these plans called for the closing of its London offices in early 2001 and the migration from four facilities in Seattle into one facility in late 2001 and early 2002. Accordingly, all unamortized leasehold improvements related to the vacated facilities, totalling $2.1 million, were charged to special charges in 2001. The Company also accrued for the rental payments it believed would be paid on these abandoned facilities while it sought a suitable sublessor or negotiate a termination of the lease. Related rent charges of $3.6 million were recorded in 2001, including $2.3 million in the fourth quarter of 2001, reflecting current local real-estate market conditions. In the fourth quarter of 2002, the Company accrued additional charges of $1.5 million to adjust its estimate of future rental payments and related costs associated with these leases and to reflect updated current local real estate market conditions.

      As discussed above, during the fourth quarter of 2002, management committed to a plan to exit certain of the Company’s leased facilities. The exit plan identified all significant actions to be taken, including the method of disposition, locations of those activities and the expected dates of completion. Under the provisions of EITF 94-3, the Company recorded the estimated lease termination costs in accrued special charges at December 31, 2002. Current year activity for accruals established under EITF 94-3 is summarized in the following paragraphs.

      In April 2003, the Company entered into a lease termination agreement with the landlord of its unoccupied facility on Fourth Avenue, Seattle, Washington. Under the terms of the agreement, the Company paid a lease termination fee of $200,000. As a result, all of the Company’s obligations under the lease were terminated effective April 30, 2003. In accordance with EITF 94-3, the lease termination fee was included in accrued special charges at December 31, 2002. The Company had been paying approximately $29,000 per month under this lease.

      In May 2003, the Company entered into a lease termination agreement with the landlord of its unoccupied facility in Ardsley, New York. Under the terms of the agreement, the Company paid a lease termination fee of approximately $114,000 which included its security deposit of $29,000. As a result, all of the Company’s obligations under the lease were terminated effective May 19, 2003. In accordance with EITF 94-3, the lease termination fee was included in accrued special charges at December 31, 2002. The Company had been paying approximately $19,000 per month under this lease.

      Under the provisions of FAS 146, the Company recorded certain additional lease termination costs during the year ended December 31, 2003. These additional costs were related to certain leased facilities whereby the Company had ceased using the facilities and notified the landlords that it had released its rights under the lease agreements. These additional costs were recognized and measured at the present value of the future minimum lease payments, net of estimated sublease rentals that could be reasonably obtained for the facilities. Current year activity for accruals established under FAS 146 is summarized in the following paragraphs.

      In March 2003, the Company terminated a portion of a lease for approximately half the space it occupied for its principal operating facility on Rainier Avenue, Seattle, Washington. Rents were reduced from approximately $108,000 per month with a term expiring on November 30, 2005 to rent for the remainder of the facility of approximately $33,000 per month through June 30, 2003 with options, that the Company exercised, to extend the term through December 31, 2003 at a base rent of $33,000 per month and pre-paid utility expenses of $60,000 per quarter. As consideration for the lease termination, the

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company allowed its landlord to retain its security deposit in the amount of $218,500 and made cash payments of $126,700. On December 31, 2003, the Company signed a new lease with the landlord that expires on December 31, 2005. Monthly rental payments under the new lease are approximately $55,000 through March 2004 and then $73,000 thereafter, reflecting an increase in the square footage leased commencing April 1, 2004.

      In October 2003, the Company vacated and ceased using its former Streampipe facility in Washington, D.C. and migrated its operations to its facility on Rainier Avenue, Seattle Washington. At that time, the landlord was informed of the Company’s decision to no longer occupy the Washington D.C. facility and the Company’s release of its rights under the lease agreement. The lease for the facility expired in March 2004 and, under the requirements of FAS 146, the present value of future minimum rental payments, net of sublease rentals, of $43,000 were recorded in accrued special charges during the year ended December 31, 2003.

      The Company has accrued special charges related to its Vidipax facility in New York, New York. The lease agreement was originally entered into in December 2002 and the Company has never occupied the facility. During 2003, the Company informed the landlord of its decision to release its rights under the lease agreement and has been in ongoing discussions with the landlord to negotiate a lease termination agreement. Accordingly, under the requirements of FAS 146, the Company had accrued $562,000 in accrued special charges through the third quarter of 2003 representing the estimated fair value of future rental payments, net of sublease rentals and related costs with respect to the termination of this lease. In December 2003, the Company accrued an additional $150,000, for a total accrual of $712,000, to adjust its estimate of the fair value of the liability based on further negotiations with the landlord In February 2004, the Company entered into a lease settlement agreement with the landlord. The amount of the settlement has been included in accrued special charges at December 31, 2003.

      Employee severance. In connection with the operational restructurings and facilities consolidations described above, the Company has reduced is work force on several occasions during 2003, 2002 and 2001. Severance and related costs paid related to these employee terminations were as follows (in thousands):

	2003	2002	2001

First quarter	$91	$748	$682
Second quarter	264	1,142	1,537
Third quarter	52	—	104
Fourth quarter	2	—	854

Total	$409	$1,890	$3,177

      Other restructuring charges. The other restructuring charges of $878,000 represent fees and costs paid to Regent Pacific Management Corporation with respect to interim management services provided to the Company in connection with its management and operational restructuring.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Accrued special charges. The following table reflects the activity in accrued special charges for the year ended December 31, 2003 related to the events described above (in thousands). The Company believes that it will ultimately pay all of these accrued charges, which primarily represent future rent obligations, in cash.

	December 31,	Additional			December 31,
	2002	Accruals	Payments	Adjustments	2003

Employee severance	$104	$501	$(409)	$(196)	$—
Facilities related charges	2,799	1,220	(1,787)	(562)	1,670
Other restructuring charges	—	878	(878)	—	—

Total	$2,903	$2,599	$(3,074)	$(758)	$1,670

      For certain of the lease terminations described above, the settlement amounts were less than the Company had accrued initially due to favorable negotiations with landlords and improvements in real estate markets. In other cases, the Company increased its accruals as a result of its ongoing evaluations of its lease obligations. The adjustments resulting from these settlements and additional accruals were recorded in special charges expense in the consolidated statements of operations.

      For certain of the employment terminations, the amounts paid were less than the Company had accrued initially due to favorable settlements with the former employees. These adjustments were recorded in special charges in the consolidated statements of operations.

5.	Assets Held for Sale

      On January 30, 2004, the Company’s wholly-owned media restoration services subsidiary, Vidipax, Inc., sold substantially all of its assets and certain liabilities to a company controlled by the current general manager of Vidipax pursuant to an asset purchase agreement signed on October 31, 2003. The total purchase price of $1.2 million was placed in escrow when the asset purchase agreement was signed. $900,000 will be released from escrow upon the assignment of a certain customer contract and $300,000 will be released from escrow upon the satisfaction of certain conditions. In addition, the Company may receive up to an additional $500,000 based on the purchaser achieving certain performance targets over a period of two years from the closing date. At closing, the Company also entered into a co-marketing and reseller agreement with the purchaser pursuant to which the Company will sell, for a fee, media restoration services on behalf of the purchaser for a two-year period. The co-marketing and earn-out provisions constitute continuing involvement by the Company under FAS 144. Consequently, Vidipax has not been reported as a discontinued operation. In addition, the Company has recorded in assets held for sale $90,000 of equipment located in its Washington D.C. facility that was vacated in October 2003.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following assets and liabilities of the media restoration services business to be sold have been classified as “held for sale” in the consolidated balance sheet (in thousands):

	December 31,

	2003	2002

Cash	$113	$109
Accounts receivable, net	147	394
Other current assets	103	178
Property & equipment, net	645	1,588
Other noncurrent assets	85	84

Total assets	$1,093	$2,353

Accounts payable	$98	$10
Current portion of capital lease obligation	—	15

Total liabilities	$98	$25

6.	Private Equity Financing

      On August 28, 2003, the Company issued 7,838,708 shares of common stock to institutional investors in a private placement transaction for $1.55 per share, raising gross proceeds of approximately $12.1 million. In connection with the transaction, the Company also issued warrants to the investors to purchase 783,871 shares of the Company’s common stock and warrants to the placement agent to purchase 195,968 shares of the Company’s common stock, representing total warrant shares of 979,839 shares of common stock. The exercise price of the warrants is $2.00 per share. The warrants are exercisable beginning February 27, 2004 and expire February 27, 2007. Net proceeds from the transactions, after issuance costs and a placement fee of 4% of the gross proceeds, were approximately $11.4 million.

      Within 45 calendar days following the closing date, the Company was required to file with the Securities and Exchange Commission (SEC) a registration statement covering the resale of all of the common stock purchased and the common stock underlying the warrants, including common stock underlying the placement agent’s warrant. The Company was required to use its commercially reasonable efforts to obtain effectiveness of the registration statement before the earlier of (a) the 120th calendar day following the closing date or (b) the fifth trading day following notification by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments.

      The registration rights agreement provided that if a registration statement was not filed, or did not become effective, within the defined time period, then in addition to any other rights the holders may have, the Company would be required to pay to each holder an amount in cash, as liquidated damages, equal to 2% per month of the aggregate purchase price, prorated daily. The registration statement was filed within the allowed time, and was declared effective by the SEC on October 14, 2003. Accordingly, no liquidated damages were required to be paid in connection with the initial registration.

      In accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” and the terms of the warrants, the fair value of the warrants were accounted for as a liability, with an offsetting reduction to the carrying value of the common stock. The warrant liability was reclassified to equity as of the October 14, 2003 effective date of the registration statement.

      The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 2.71%, the contractual life of 3.5 years and

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

volatility of 136%. The fair value of the warrants was estimated to be $1.5 million on the closing date of the transaction. The fair value of the warrants was re-measured at September 30, 2003 and estimated to be $1.7 million. The increase in the fair value of $222,000 from the transaction date to September 30, 2003 was recorded as a charge to other expenses in the statement of operations during the third quarter of 2003. The fair value of the warrants increased by approximately $26,000 from September 30, 2003 to October 14, 2003 and such increase was reflected as a charge to other expenses in the statement of operations in the fourth quarter of 2003.

7.	Acquisitions

      Generally, the Company’s goodwill, intangibles and other assets have resulted from purchase acquisitions, equity transactions or the capitalization of software development costs. The acquisitions described below were accounted for under the purchase method of accounting.

      Streampipe In November 2002, the Company acquired TT Holding Corp. (“Streampipe”), a New York company which provided enterprise Webcasting technology and services pursuant to an agreement and plan of reorganization (“Merger Agreement”). The acquisition price was $4.5 million, consisting of $3.1 million of common stock issued at closing (7,900,165 shares), unsecured promissory notes (“Notes”) aggregating $1.1 million and transaction costs of $0.3 million. The Notes bear interest at an annual rate of 5% and matured on January 1, 2004. In addition, the Notes contained an equity redemption option pursuant to which the Company could, at its option, satisfy its obligation under the Notes by issuing additional shares of common stock. On December 31, 2003, the Company redeemed the Notes at a redemption price of $1.76 per share by issuing 635,386 shares of its common stock. The number of shares of common stock issued to redeem the Notes was calculated by dividing the principal and all accrued interest due under the Notes as of the date of redemption, by the average of the last sale price of its common shares for the 30 trading days preceding January 1, 2004

      The Company accounted for the acquisition in accordance with FAS 141. The purchase price allocation was as follows (in millions):

Current assets	$0.70
Property and equipment	0.30
Goodwill	3.80
Acquired technology	0.30
Website development costs	0.02
Liabilities	(0.60)

$4.52

      EncodeThis In June 2002, The Company acquired certain assets of Digital Media Broadcast (“EncodeThis”), a California company that provided digital media services similar to those of the Company. The total acquisition price was $608,000, consisting of $400,000 of the Company’s common stock (667,418 shares), a warrant to purchase 100,000 shares of common stock at a price of $1.00 per share, and $200,000 in cash. Approximately $169,000 of the purchase price was allocated to accounts receivable and property and equipment, with the remaining $439,000 allocated to customer related intangible assets.

      Activate.net In September 2001, the Company acquired Activate.net Corporation (“Activate”, a Seattle-based company which provided live and on-demand webcasting services for a variety of enterprise business communication needs. Activate had been operated as a majority-owned operating company of CMGi, Inc.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Total acquisition consideration was $6.6 million. $1.0 million was paid in cash at closing and the Company assumed $2.4 million of liabilities as a part of its working capital and incurred costs of $0.2 million. The remaining $3.0 million of the purchase price was to be paid in stock or cash in September 2002. This remaining obligation was settled in the fourth quarter of 2002 for $2.0 million in cash and $300,000 of the Company’s common stock, resulting in a gain of $700,000 which has been included in other income in the consolidated statements of operations for the year ended December 31, 2002. The acquisition consideration was as follows (in millions):

Liabilities assumed	$2.4
Direct acquisition costs	0.2
Cash paid at closing	1.0
Accrued acquisition consideration	3.0

$6.6

      The Company accounted for the acquisition in accordance with FAS No. 141. The primary identified intangibles were related to technology in service which has not yet been patented and purchased contracts with firmly committed customer backlog. No purchase price was assigned to goodwill or in-process research and development. The purchase price allocation was as follows (in millions):

Current assets	$2.5
Property and equipment	2.4
Unpatented technology	1.6
Acquired contracts	0.1

$6.6

      Amounts allocated to unpatented technology were amortized over two years, while the amounts allocated to acquired contracts were amortized over one year.

      DiscoverMusic In March 2001, the Company purchased DiscoverMusic, a Seattle company that was the largest provider of music samples on the Internet. The Company paid $4.0 million in cash, net of DiscoverMusic’s cash, and issued 3,677,013 shares of common stock valued at $6.1 million for cash and stock consideration of $10.7 million. As part of the acquisition price, the Company placed $1.0 million in cash into an escrow account to pay for certain legal exposures assumed. In conjunction with the settlement of these legal matters, the Company paid the remaining portion of the legal escrow fund in March 2002. The total acquisition price, including costs of the acquisition and liabilities assumed, of $16.3 million was allocated as follows (in millions):

Current assets	$5.2
Property and equipment	1.1
Customer list	7.9
Digital samples archive	2.1

$16.3

      The customer list and digital samples archive acquired were being amortized over three and two years, respectively. In conjunction with its long-lived assets policy, the Company determined that some of the above acquired assets were impaired at December 31, 2001, and accordingly recorded an impairment charge. See Note 4.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Online Radio In March and June 2001, the Company made three other asset acquisitions, primarily related to content and ad insertion technology and online radio technology. These acquisitions are presented in the following table (in thousands):

	Consideration Paid

	Addition
	Systems	theDial	OnAir	Total

Cash	$1,479	$1,511	$726	$3,716
Stock	847	—	693	1,540

Total Purchase price	$2,326	$1,511	$1,419	$5,256

	Allocation of Acquisition Price

Fixed Assets	$383	$—	$304	$687
Intangibles	1,943	1,511	1,115	4,569

Total Purchase price	$2,326	$1,511	$1,419	$5,256

      The following table presents the unaudited pro forma results assuming that the Company had acquired Streampipe and EncodeThis at the beginning of fiscal year 2002 (in thousands):

2002

Total revenues	$16,013
Net loss	(32,912)
Basic and diluted net loss per share	$(0.80)

8.	Allowance for Doubtful Accounts

      The activity in the allowance for doubtful accounts is summarized as follows (in thousands)

	2003	2002

Balance at beginning of year	$254	$474
Additions charged to expense	129	121
Write-offs of receivables, net of recoveries	(148)	(341)

Balance at end of year	$235	$254

9.	Prepaid Expenses and Other

      Prepaid expenses and other current assets consisted of the following (in thousands):

	2003	2002

Prepaid insurance	$49	$243
Miscellaneous receivables	68	225
Prepaid software licenses and maintenance agreements	46	178
Other prepaid expenses	182	90

	$345	$736

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Property and Equipment

      Property and equipment consists of the following (in thousands):

	2003	2002	Depreciable Lives

Production and computer equipment	$5,201	$5,221	3 years
Furniture, fixtures and equipment	5	5	5 years
Leasehold improvements	355	491	3-5 years
Software	376	386	3 years

Subtotal	5,937	6,103
Accumulated depreciation and amortization	(4,814)	(4,101)

Property and equipment, net	$1,123	$2,002

      Depreciation and amortization expense related to property and equipment was $1.3 million, $4.3 million and $7.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

11.	Intangible Assets and Goodwill

      The Company’s intangible assets at December 31, 2003 and 2002 were as follows (in thousands):

	Gross Carrying		Accumulated
	Amount		Amortization		Net Book Value

	2003	2002	2003	2002	2003	2002

Trade name	$—	$685	$—	$580	$—	$105
Customer list	748	2,219	662	1,339	86	880
Acquired technology	—	830	—	57	—	773

	$748	$3,734	$662	$1,976	$86	$1,758

      As described in Note 4, the Company recorded impairment charges related to certain intangible assets in 2003, 2002 and 2001. The customer list intangible asset will be amortized fully in the first quarter of 2004.

      Amortization of goodwill and intangible assets totaled $1.1 million, $3.0 million and $8.2 million for the years ending December 31, 2003, 2002 and 2001, respectively.

      The changes in the carrying amount of goodwill were as follows (in thousands):

	Years Ending
	December 31,

	2003	2002

Beginning balance	$5,307	$1,310
Impairment of goodwill from Streampipe acquisition	(3,775)	—
Vidipax intangible assets reclassified to goodwill	—	222
Goodwill (impairment) from Vidipax acquisition	(1,532)	3,775

Ending balance	$—	$5,307

      The Streampipe acquisition is a component of the Company’s digital media services segment and the Vidipax acquisition is a component of the Company’s media restoration services segment.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	Other Long-Term Assets

      Other long-term assets consisted of the following (in thousands):

	December 31,

	2003	2002

Long-term deposits	$300	$592
Capitalized software costs (net of accumulated amortization of $244 and $147)	49	146
Other	11	83

	$360	$821

      The decrease in long-term deposits resulted from the negotiated settlement of operating leases for unoccupied facilities. As described in more detail in Note 4, in several of these settlements the landlords were allowed to retain the security deposits for the facilities. These security deposits were included in other long-term assets in the consolidated balance sheet at December 31, 2002.

      In 2001, the company recorded impairment charges on capitalized software development costs of approximately $820,000. The Company did not capitalize any software development costs in 2003 or 2002.

13.	Other Accrued Expenses

      Other accrued expenses consisted of the following (in thousands):

	December 31,

	2003	2002

Accrued royalties	$600	$490
Accrued interest	15	—
Accrued legal fees	137	249
Other accrued liabilities	403	685

	$1,155	$1,424

14.	Line of Credit

      In June, 2003, the Company entered into a revolving credit facility (the “Revolver”) with a bank under which it may borrow up to $2.5 million based on a certain percentage of eligible accounts receivable. The Revolver expires in June, 2004 and is collateralized by substantially all of the Company’s assets. Borrowings under the Revolver bear interest at the greater of the prime rate plus 1.75% (5.75% at December 31, 2003) or 5.75%. In addition, the Company was required to establish a lockbox account with the lender to which all payments from customers are deposited. The lender applies such deposits to the outstanding borrowings and transfers any excess funds to the Company’s operating bank account. Annual fees for the lockbox arrangement are 0.35% of the average daily outstanding principal balance. At December 31, 2003, outstanding borrowings under the Revolver were $1.3 million. The Company is utilizing borrowings under the 2003 Revolving Facility for working capital and general corporate purposes.

      The Company also issued a warrant to the lender to purchase 47,500 shares of its common stock at $0.89 per share. The warrant expires in June 2010. The fair value of the warrants was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 2.0%, contractual life of seven years and volatility of 136%. The fair value of the warrant was estimated to be $28,000 and was recorded in interest expense.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Long-Term Debt and Capital Lease Obligations

Long-Term Debt

      On December 31, 2003, the Company entered into a Loan and Security Agreement (the “Term Loan”) with a bank under which it borrowed $3,000,000. The Term Loan also provides for up to $500,000 to collateralize standby letters of credit. Borrowings under the Term Loan are collateralized by substantially all of the Company’s assets and bear interest at the Prime Rate plus 1.25 percent (5.25% at December 31, 2003). Principal payments are due in equal monthly installments, plus interest, through January 1, 2007. In addition, the Term Loan restricts, among other things, the Company’s borrowings, dividend payments, stock repurchases, and sales or transfers of ownership or control, and contains certain other restrictive covenants that require the Company to maintain a certain quick ratio and tangible net worth, as defined in the Term Loan. The Company was in compliance with these covenants at December 31, 2003. The Company intends to use the proceeds to upgrade certain equipment related to its digital media services and technology infrastructure, repay certain capital lease obligations, and for working capital and other general corporate purposes.

      The Company also issued a warrant to the lender to purchase 25,000 shares of its common stock at $1.75 per share. The warrant expires in December 2010. The fair value of the warrant was estimated using the Black-Scholes option-pricing model with the following assumptions: no dividends; risk-free interest rate of 3.81%, the contractual life of seven years and volatility of 137%. The fair value of the warrant was estimated to be $46,000 and will be recorded in interest expense ratably over the term of the loan.

Capital Lease Obligations

      The Company has financed the acquisition of certain equipment with capital lease arrangements. These leases are collateralized by the equipment as well as by standby letters of credit totalling approximately $316,000. The leases bear interest at rates ranging form 2.26% to 7.52% with outstanding balances totalling approximately $481,000 at December 31, 2003.

      As of December 31, 2003, future minimum payments under capital leases are as follows (in thousands):

2004	$322
2005	169

491
Amount representing interest	(10)

$481

      The carrying value of assets held under capital lease obligations at December 31, 2003 was approximately $580,000.

16.	Income Taxes

      At December 31, 2003, the Company had net operating loss carryforwards of approximately $193.5 million related to Federal and state jurisdictions. Utilization of net operating loss carryforwards are subject to certain limitations. These carryforwards will expire in 2018 through 2023. The Company did not provide for any current or deferred Federal or state income tax expense or benefit for any of the periods presented because it has experienced operating losses since inception, and has provided full valuation allowances on net deferred tax assets because of uncertainty regarding their realizability. The valuation allowance increased by $5.5 million, $29.1 million, and $24.3 million in 2003, 2002, and 2001, respectively. Deferred income taxes consist primarily of net operating loss carryforwards and temporary differences for

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

customer deposits, accrued special charges, allowances, stock-compensation expense and the difference between book and tax depreciation and amortization.

      The difference between the statutory tax rate of 35% (34% federal and 1% state, net of federal benefits) and the tax benefit of zero recorded by the Company is due to the Company’s full valuation allowance against its net deferred tax assets.

      The components of the deferred tax assets and liabilities were as follows (in thousands):

	December 31,

	2003	2002

Deferred tax assets:
Net operating loss carryforwards	$67,732	$60,217
Basis difference in depreciable assets	4,819	6,676
Accrued special charges	585	1,016
Stock options and warrants	477	—
Other	609	785

Total net deferred tax assets	74,222	68,695
Valuation allowance	(74,222)	(68,695)

Total	$—	$—

17.	Stockholders’ Equity

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. To date the Company has not declared any dividends on its common stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

      The board of directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock.

Shares Reserved for Future Issuance

      The following shares of common stock have been reserved for future issuance as of December 31, 2003:

Stock option plans	12,873,661
2000 Employee stock purchase plan	652,055
Common stock warrants	1,726,136

15,251,852

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Net Loss Per Share

      Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average number of common and dilutive common equivalent shares outstanding during the year. Common equivalent shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Common equivalent shares are excluded from the calculation if their effect is antidilutive, which is the case for all periods presented. The Company has excluded the following numbers of shares using this method:

	2003	2002	2001

Options outstanding	6,683,707	8,059,358	8,206,103
Warrants outstanding	1,027,816	262,978	140,000

Shares excluded	7,711,523	8,322,336	8,346,103

      The Company had 1,207 and 87,291 shares outstanding that had been issued through stock option exercises but which were subject to repurchase at December 31, 2002 and 2001, with weighted average purchase prices of $0.17 and 0.31, respectively. There were no shares subject to repurchase at December 31, 2003. The impact of these unvested shares has been removed from the calculation of weighted average shares outstanding for purposes of determining basic and diluted earnings per share and basic and diluted pro forma earnings per share.

      The following table presents a reconciliation of shares used to calculate basic and diluted earnings per share:

	2003	2002	2001

Weighted average shares outstanding	49,797,540	41,416,228	41,606,726
Weighting of shares subject to repurchase	(626)	(23,072)	(177,622)

Weighted average shares used to calculate basic and diluted earnings per share	49,796,914	41,393,156	41,429,104

19.	Employee Benefit Plans

401(k) Plan

      The Company maintains a 401(k) plan covering its full-time employees over age twenty-one. Employees are eligible after three months employment. Under the 401(k) plan, employees may elect to reduce their current compensation by up to 80% up to the statutorily prescribed annual limit ($12,000 in 2003) and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, Company matching contributions on behalf of all participants in the 401(k) plan. The Company expensed a contribution of $94,000 in 2001 that was contributed to the plan participants’ accounts in March 2002. No expense was incurred in 2003 or 2002.

2000 Employee Stock Purchase Plan

      In December 1999, the board of directors approved the creation of the 2000 Employee Stock Purchase Plan (ESPP). A total of 200,000 shares of common stock were reserved for issuance under the ESPP, with the number of shares reserved for issuance under the ESPP subject to an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 300,000 shares or 0.75% of the Company’s outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as the board of directors determines. At

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003, the total number of shares reserved for issuance was 1,075,175, and a total of 423,120 shares have been issued under the Plan.

Stock Option Plans

      Under the Company’s various stock option plans, the board of directors and its stock option committee may grant to employees, consultants, and directors both incentive and nonstatutory options to purchase the Company’s common stock. At December 31, 2003, the plans provided for options to purchase up to 17,824,487 of the Company’s common stock. One of the option plans provides for an automatic annual increase on the first day of each of the fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of 2.5 million shares or 5% of our outstanding common stock on the last day of the immediately preceding fiscal year or a lesser number of shares as our Board determines. Option grants under the plans have terms of ten years and generally vest over three to four and one half years.

      Option activity under the plans was as follows:

		Weighted Average
	Number of	Grant Date Fair	Weighted Average
	Shares	Value per Share	Exercise Price per Share

Outstanding, January 1, 2001	5,603,023		4.64
Granted	7,996,606	0.97	1.11
Exercised	(257,093)		0.48
Cancelled	(5,136,433)		4.36

Outstanding, December 31, 2001	8,206,103		1.51
Granted	4,422,225	0.42	0.42
Exercised	(91,621)		0.28
Cancelled	(4,477,349)		1.41

Outstanding, December 31, 2002	8,059,358		0.98
Granted at below fair value	473,300	1.12	0.29
Granted at fair value	4,867,490	0.52	0.52
Exercised	(1,998,452)		0.80
Cancelled	(4,717,989)		0.96

Outstanding, December 31, 2003	6,683,707		0.67

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information is provided for options outstanding and exercisable at December 31, 2003:

	Outstanding
				Exercisable
			Weighted Average
		Weighted Average	Remaining		Weighted Average
	Number	Exercise Price	Contractual Life	Number	Exercise Price
Range per Share	of Shares	per Share	(in years)	of Shares	per Share

$0.25 - $0.27	2,653,000	$0.27	9.19	1,778,333	$0.27
$0.28 - $0.29	1,219,506	0.29	9.38	253,326	0.28
$0.31 - $0.36	1,243,461	0.36	8.84	313,257	0.36
$0.38 - $1.54	667,428	0.76	7.77	395,467	0.72
$1.74 - $19.75	900,312	2.75	8.96	344,979	3.74

December 31, 2003	6,683,707	$0.67	8.99	3,085,362	$0.72

December 31, 2002	8,059,358	$0.98	8.83	2,808,823	$1.56

December 31, 2001	8,206,103	$1.51	9.08	3,229,942	$1.47

20.	Commitments and Contingencies

Operating Leases

      The Company leases its facilities and certain equipment under non-cancelable operating leases. The leases expire at various dates through August 2005 and generally provide that the Company pay taxes, insurance, maintenance and other operating costs related to the leased assets.

      Future minimum lease payments under operating leases, net of sublease payments, as of December 31, 2003 are as follows (in thousands):

	Unoccupied	Occupied
	Facilities	Facilities	Total

2004	$1,108	$923	$2,031
2005	454	921	1,375

	$1,562	$1,844	$3,406

      Amounts due related to the unoccupied facilities may not represent the actual amount that will be paid under their respective leases, as the Company is in settlement negotiations with the landlord of one of the facilities and in litigation with the landlord of another facility. At December 31, 2003, the Company has recorded in accrued special charges an estimated liability of $1.7 million with respect to leases for its unoccupied facilities.

      Rent expense under operating leases totaled approximately $1.6 million, $2.0 million and $2.8 million during 2003, 2002 and 2001, respectively. In addition, the Company paid approximately $1.6 million in 2002 for operating leases that had been accrued as special charges in the prior year, related to unoccupied facilities. Approximately $600,000 of the 2001 rent expense is included within the special charge, as it related to that portion of rent for facilities which had been vacated under the Company’s plans of consolidation.

      At December 31, 2003, the Company had a commitment to purchase for $1.5 million certain equipment to upgrade its digital media services and technology infrastructure. The $1.5 million will be paid in the first quarter of 2004.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is also required to make royalty payments to the music companies and other various rights holders, based upon the amount of revenues the Company generates from its music related services. Amounts due under such agreements are included in cost of revenues.

Legal Proceedings

      Between July 26, 2001 and August 30, 2001, four substantially similar class action complaints were filed in the Untied States District Court for the Southern District of New York against the Company and certain of its former officers and directors, as well as against certain underwriters who handled its March 15, 2000 initial public offering of common stock. The various complaints were purportedly filed on behalf of a class of persons who purchased the Company’s common stock during the time period beginning on March 15, 2000 and ending on December 6, 2000. The complaints together allege violations of the Securities Act of 1933 and the Securities Exchange Act of 1934, primarily based on the allegation that there was undisclosed compensation received by the Company’s underwriters in connection with its initial public offering and the allegation that the underwriters entered into undisclosed arrangements with some investors that were designed to distort and/or inflate the market price for the Company’s common stock in the aftermarket following the initial public offering. These actions have all been consolidated before the same judge for pretrial purposes. No specific amount of damages has been claimed. The Company and the individual defendants have demanded to be indemnified by the underwriter defendants pursuant to the underwriting agreement entered into at the time of the initial public offering. Presently, all claims against the former officers have been withdrawn without prejudice. The Company, along with the many other issuer defendants, moved to dismiss the claims in the complaint. By decision dated February 19, 2003 the court denied the Company’s motion. A proposal has been made for the settlement and release of claims against the issuer defendants. The settlement is subject to a number of conditions, including approval of other proposed settling parties and the court. If the settlement does not occur, and litigation against the Company continues, management believes the Company has meritorious defenses and intends to defend the case vigorously.

      On February 3, 2003, the Company entered into an agreement with Regent Pacific Management Corporation pursuant to which Regent Pacific would provide management services. The agreement was for a term of 26 weeks, with an option to renegotiate certain terms of the agreement after 13 weeks, and was terminable by either party under certain circumstances. Under the agreement, the Company paid certain fees to Regent Pacific. In addition, Regent Pacific was to receive stock options to purchase up to 4,000,000 shares of our common stock based on Regent Pacific’s length of service. These options were to be granted at various times throughout their engagement at exercise prices based on the closing market price on each grant date. On March 7, 2003, Regent Pacific resigned from the engagement. On July 25, 2003, Regent Pacific filed suit against the Company in the United States District Court for the Northern District of California for breach of the agreement. In this complaint, Regent Pacific is seeking unspecified damages and specific performance of the alleged obligation to grant the stock options due to them under the contract. The Company believes that it has meritorious defenses to the claims made in the suit, intends to defend vigorously this suit, and intends to bring certain counterclaims against Regent Pacific.

      On or about January 8, 2003, Dominion Venture Finance, L.L.C. commenced an action against the Company and “John Doe” defendants in the Superior Court of the State of California, County of San Francisco. In its complaint, plaintiff alleges that pursuant to a loan and security agreement and a master lease agreement (the liabilities for which agreement, plaintiff alleges, were acquired by the Company when it merged with DiscoverMusic.com, Inc.) the Company failed to make certain required payments to plaintiff. On August 5, 2003, the Company agreed to settle all claims under the suit for a cash payment of approximately $228,000, which represented the outstanding principal and interest under the agreements.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In April 2003, the landlord of the Company’s unoccupied facility at 414 Olive Way, Seattle, WA filed suit against the Company in the Superior Court of Washington, King County, for breach of its lease and is seeking damages of $2.0 million. In January 2004, the Court entered a judgment in favor of the plaintiff for rents due through January 2004 of $438,000, which the Company appealed immediately. The Court reserved the other issues in the suit, including mitigation, interest and attorney’s fees, for trial. Management believes that the Company has meritorious defenses to the claims made in the suit and intends to defend this suit vigorously and the Company may also bring certain counterclaims against the landlord. If the Company does not prevail on its appeal or its counterclaims, the Company may be held liable for additional amounts beyond the amount of the judgment. As of December 31, 2003, the Company has recorded in accrued special charges an estimate of the amount the Company may ultimately be required to pay with respect to this matter.

      The Company becomes involved from time to time in various other claims and lawsuits incidental to the ordinary course of its operations, including such matters as contract and lease disputes and complaints alleging employment discrimination. The Company believes that the outcome of any such pending claims or proceedings individually or in the aggregate, will not have a material adverse effect upon its business or financial condition, cash flows, or results of operations.

21.	Related Party Transactions

      On September 1, 1998, the Company entered into a five-year lease agreement with the Company’s founder, largest shareholder and former Chairman of the Board, Martin Tobias, and his wife, Alex Tobias (the “Tobias’s”). The monthly rental payments were approximately $10,000 per month. Total payments were approximately $120,000 during each of the three years ended December 31, 2001. The Company terminated this lease effective February 28, 2002 and made an early termination payment of $72,000.

      On October 26, 2001, the Company entered into an agreement with the Tobias’s, pursuant to which Loudeye purchased four million shares of Loudeye common stock from the Tobias’s for $2.0 million, or $0.50 per share, and also entered into a comprehensive agreement with the Tobias’s, including the extension of a $2.0 million collateralized line of credit to the Tobias’s (“the Loan”). The Tobias’s had previously entered into a loan agreement with City National Bank to borrow a principal amount of $3.0 million. The Company collateralized $2.5 million of the principal amount with a letter of credit. The $2.0 million payment due to Mr. Tobias from the Company for the common stock was paid directly to City National Bank to reduce the current outstanding principal balance to $500,000. The new credit line was collateralized by liens on certain real property assets owned by Mr. Tobias, as well as all his remaining 4.6 million Loudeye shares. Under the terms of the agreement, the collateral shares were restricted from public market sale, without Loudeye’s consent, until the later of January 31, 2003, or the full repayment of the credit facility, which occurred in June of 2003. At December 31, 2002, amounts outstanding under the credit line were $1.1 million and are reflected in notes receivable from related parties. As part of the agreement, Mr. Tobias granted the Board of Directors of the Company an irrevocable proxy to vote the remaining shares of Common Stock owned by Mr. Tobias at any stockholders’ meeting. The proxy terminated on the repayment of the Loan in June of 2003. In addition, as part of the agreement, Mr. Tobias resigned from the Company’s Board of Directors. The agreement also permitted Mr. Tobias to establish a program for sales of his shares consistent with Rule 10b5-1 under the Securities Exchange Act of 1934 and with Rule 144 under the Securities Act of 1933, so long as the minimum per share sales price of the shares under such plan equaled or exceeded $1.25.

      In addition, under the Rule 10b5-1 program described above, if Mr. Tobias was unable to sell shares of Loudeye common stock so that the proceeds from these sales equal the lesser of (a) $500,000 or (b) the proceed from sales of 150% of the maximum number of shares that could have been sold by Mr. Tobias under Rule 144 during the calendar quarter multiplied by a discounted share price as defined

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the agreement, the Company agreed to purchase a limited number of shares from Mr. Tobias at a discount from market price. During 2003, the Company purchased a total of 1,468,850 shares from Mr. Tobias for $426,000. During 2002, the Company purchased a total of 1,812,170 shares from Mr. Tobias for $0.8 million.

      In March 2001, the Company loaned its former President, David L. Weld Jr., $90,000 pursuant to a promissory note bearing interest at the prime rate plus 1%. This loan was due in three equal installments of principal plus accrued interest in each of March 2002, September 2003, and September 2004. At December 31, 2002, $60,000 remained outstanding under the note and is included in notes receivable from related parties. The loan was repaid in full in September of 2003.

      In April 2001, the Company loaned its former Sr. Vice President of Sales, Todd A. Hinders $64,000 pursuant to a promissory note bearing interest at the prime rate plus 4%. This loan was due in annual installments on anniversary of the loan equal to the greater of $3,000 or the Alternative Minimum Tax credit carry forward utilized on Mr. Hinders’ income tax return for that year. At December 31, 2002, $38,169 remained outstanding under the note and is included in notes receivable from related parties. The remaining balance was repaid in full in January 2003.

      In May 2001, the Company acquired all of the capital stock of Addition Systems, Inc., owned by Digital Media Campus Inc., for $1,323,766 in cash. In connection with this transaction, Digital Media Campus assigned to the Company a promissory note receivable from eWave Networks. John Baker, the Company’s former Chief Executive Officer and Chairman of the Board of Directors, was Chief Operating Officer of Digital Media Campus until he joined Loudeye in March 2001. At December 31, 2002, the balance of the note receivable from eWave was $133,545 and is included in prepaid expenses and other current assets. The note receivable was repaid in full in June of 2003.

      On June 14, 2000, the Company entered into a five-year lease agreement with a company whose president and sole shareholder was a vice president of the Company until his employment terminated in August of 2001. Total payments during 2001 were approximately $362,000.

22.	Subsequent Events

      In February, 2004, the Company sold 10,810,811 shares of common stock at $1.85 per share to a limited number of accredited investors. The gross proceeds received from the financing were $20,000,000. The Company paid a placement fee equal to 5% of the gross proceeds. The net proceeds of the offering, after commissions and expenses, will be used for working capital and general corporate purposes, including expansion of the Company’s business-to-business digital music solutions in the U.S. and internationally. The Company has agreed to use its best efforts to file a registration statement covering the resale of the shares sold in the financing.

      In March 2004, the Company completed the acquisition of Overpeer, Inc. (“Overpeer”), a privately held company based in New York. Pursuant to the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), among Loudeye, Privateer Acquisition Corp., a wholly owned subsidiary of the Company, Overpeer and certain of Overpeer’s stockholders, Privateer Acquisition Corp. was merged with and into Overpeer, with Overpeer continuing as the surviving company and a wholly-owned subsidiary of the Company (the “Merger”). As a result of the Merger, all of the outstanding capital stock of Overpeer was exchanged for a total of 1,752,772 shares of Loudeye’s common stock. The number of shares issued in the Merger was calculated by dividing $4,000,000 by the volume weighted average closing sales price of Loudeye’s common stock on each of the thirty consecutive trading days preceding the closing of the Merger, or $2.2821 per share. 262,916 of the shares issued in the Merger will be held in escrow for one year and will be available during that time to satisfy indemnity claims under the Merger Agreement. The Company agreed to use its best efforts to file a registration statement for the resale of the securities

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sold in the private placement on or before March 31, 2004, and to use its reasonable efforts to have the registration statement declared effective by the SEC as soon thereafter as practicable. The Company is currently in the process of determining the allocation of the purchase price and will record the purchase price allocation when a valuation of the assets acquired is completed.

23.	Segment Disclosures

      The Company operates in two business segments, digital media services and media restoration services, for which the Company receives revenues from its customers. The Company’s Chief Operating Decision Maker is considered to be the Company’s Executive Team (CET) that is comprised of the Company’s Chief Executive Officer, Chief Financial Officer, and certain of its Vice Presidents. The CET reviews financial information presented on a consolidated basis accompanied by disaggregated information about products and services for purposes of making decisions and assessing financial performance. The following table provides information about the Company’s segments (in thousands):

	Years Ended December 31,

	2003	2002	2001

Revenues
Digital Media Services	$10,065	$9,528	$7,713
Media Restoration Services	1,883	3,153	2,675

	$11,948	$12,681	$10,388

Net Loss
Digital Media Services	$(17,635)	$(30,614)	$(76,235)
Media Restoration	(1,539)	(548)	(161)

	$(19,174)	$(31,162)	$(76,396)

Assets
Digital Media Services	$25,829	$27,243	$78,781
Media Restoration Services	1,215	2,286	2,102

	$27,044	$29,529	$80,883

      The media restoration segment reflects the operating results and assets of the Company’s wholly-owned subsidiary, Vidipax, Inc. As disclosed in Note 5, on January 30, 2004 the Company sold substantially all of the assets of Vidipax.

LOUDEYE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	Quarterly Consolidated Financial Information (Unaudited)

      The following table sets forth certain unaudited consolidated quarterly statement of operations data for the eight quarters ended December 31, 2003. In the opinion of management, this information has been prepared substantially on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results of operations. The quarterly data should be read in conjunction with our audited consolidated financial statements and the notes thereto. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

	Three Months Ended

	Dec. 31,	Sep. 30,	June 30,	March 31,	Dec. 31,	Sep. 30,	June 30,	March 31,
	2003	2003	2003	2003	2002	2002	2002	2002

	(In thousands, except per share amounts)
REVENUES	$2,924	$2,811	$2,903	$3,310	$2,578	$3,626	$3,217	$3,260
COST OF REVENUES	1,418	1,561	1,682	2,545	2,961	3,521	3,641	3,190

GROSS PROFIT (LOSS)	1,506	1,250	1,221	765	(383)	105	(424)	70
OPERATING EXPENSES:
Research and development	320	399	392	577	470	425	974	1,290
Sales and marketing	419	485	835	1,547	1,836	1,370	2,245	2,216
General and administrative	1,670	1,615	1,740	2,753	2,772	2,366	2,762	3,475
Amortization of intangible and other assets	158	157	260	525	824	810	713	696
Stock-based compensation	345	724	191	38	42	83	93	(601)
Special Charges	262	—	—	8,437	4,956	—	1,142	748

Total operating expenses	3,174	3,380	3,418	13,877	10,900	5,054	7,929	7,824

OPERATING LOSS	(1,668)	(2,130)	(2,197)	(13,112)	(11,283)	(4,949)	(8,353)	(7,754)
Increase in fair value of common stock warrants	(26)	(222)	—	—	—	—	—	—
OTHER INCOME (EXPENSE) — NET	(19)	12	135	53	126	861	74	116

NET LOSS	$(1,713)	$(2,340)	$(2,062)	$(13,059)	$(11,157)	$(4,088)	$(8,279)	$(7,638)

NET LOSS PER SHARE — BASIC AND DILUTED	$(0.03)	$(0.05)	$(0.04)	$(0.28)	$(0.25)	$(0.10)	$(0.21)	$(0.19)

(1)	Loss per share is computed independently for each of the periods presented. Therefore, the sum of the quarterly per share amounts will not necessarily equal the total amount for the year.

ON DEMAND DISTRIBUTION LIMITED

INDEX TO FINANCIAL STATEMENTS

For the Years Ended 31 March 2004

REPORT OF THE INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of On Demand Distribution Limited

      We have audited the consolidated balance sheets of On Demand Distribution Limited as at 31 March 2004 and 31 March 2003 and the consolidated profit and loss account and cash flows for each of the two years in the period ended 31 March 2004. These financial statements are the responsibility of On Demand Distribution Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion the consolidated financial statements present fairly, in all material respects, the financial position of On Demand Distribution Limited as at 31 March 2004 and 31 March 2003 and the results of its operations and its cash flows for each of the two years in the period ended 31 March 2004 in conformity with generally accepted accounting principles in the United Kingdom.

      Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.

GRANT THORNTON UK LLP
Registered Auditors
Chartered Accountants

Bristol

Date: 27 July 2004

ON DEMAND DISTRIBUTION LIMITED

PRINCIPAL ACCOUNTING POLICIES
For the Year Ended 31 March 2004

Basis of Preparation

      The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention.

      The principal accounting policies of the group are set out below. These policies have remained unchanged from the previous year apart from the accounting policy in relation to revenues and associated liabilities from Subscription and Pay as you Go packages. These revenues are now recognised at the point of sale, when the group’s contractual obligations have been fulfilled, as opposed to 30 days after the point of sale. This new accounting policy is in accordance with Financial Reporting Standard number 5 Application Note G.

      The effect of the change in accounting policy is to increase revenue in respect of March 2004 by some £260,000 and to increase cost of sales by £200,000. The corresponding increase in March 2003 is £60,000 in respect of revenue and £48,000 in respect of cost of sales. The figures for the prior year are not material to the current year results and therefore a prior year adjustment has not been processed.

Basis of Consolidation

      The group financial statements consolidate those of the company and of its subsidiary undertakings (see Note 8) drawn up to 31 March 2004. Acquisitions of subsidiaries are dealt with by the acquisition method of accounting.

Turnover and Revenue Recognition

      Group turnover is the total amount receivable by the group for the provision of software and services for the distribution and sale of digital music over the Internet, excluding VAT and trade discounts.

     Licence and Related Fees

      Turnover includes licence and related fees receivable for the use of the WebAudioNet platform which are credited in full to the profit and loss account in the period in which the contracts are signed.

     A la Carte Downloads

      A la carte sales represent consumer downloads of music from the OD2 catalogue. The revenue and associated liability for each download are recognised at the point of sale.

     Subscription and Pay as You Go Packages

      Consumers can pre-purchase bundles of credits which can be used to access music from the OD2 catalogue. After a specified period any unused credits expire. No refunds are payable for expired credits. The revenue and associated liability for each bundle of credits is recognised in the profit and loss account at the point of sale.

Tangible Fixed Assets and Depreciation

      Depreciation is calculated to write down the cost less estimated residual value of all tangible fixed assets by equal annual installments over their expected useful lives.

ON DEMAND DISTRIBUTION LIMITED

PRINCIPAL ACCOUNTING POLICIES — (Continued)

For the Year Ended 31 March 2004

      The rates generally applicable are:

Computer Equipment & Software:	1 to 3 years
Fixtures and Fittings:	3 to 10 years

Investments

      Investments are included at cost less amounts written off.

Deferred Taxation

      Deferred tax is recognised on all timing differences where the transactions or events that give the company an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Deferred tax assets are recognised when it is more likely than not that they will be recovered. Deferred tax is measured using the rates of tax that have been enacted or substantively enacted by the balance sheet date.

Foreign Currencies

      The financial statements of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The exchange differences arising from the retranslation of the opening net investment in subsidiaries are taken directly to reserves. All other exchange differences are dealt with through the profit and loss account.

Retirement Benefits

      Defined Contribution Pension Scheme — The pension costs charged against profits represent the amount of the contributions payable to the scheme in respect of the accounting period.

ON DEMAND DISTRIBUTION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the Year Ended 31 March 2004

		2004	2003
	Note	£	£

Turnover	2	3,350,098	760,376
Cost of sales		(1,574,109)	(145,860)

Gross profit		1,775,989	614,516
Operating charges		(3,950,180)	(2,677,811)

Operating loss		(2,174,191)	(2,063,295)
Net interest	3	(37,630)	28,159

Loss on ordinary activities before taxation	2	(2,211,821)	(2,035,136)
Tax on loss on ordinary activities	5	(4,211)	306,010

Loss for the financial year	13	(2,216,032)	(1,729,126)

      All of the activities of the company are classed as continuing.

      There were no recognised gains or losses other than the loss for the financial year.

      The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED

CONSOLIDATED BALANCE SHEET
As at 31 March 2004

		2004	2003
	Note	£	£

Fixed assets
Tangible assets	7	271,504	182,606

Current assets
Debtors	9	1,167,031	747,127
Cash at bank and in hand		632,870	143,014

		1,799,901	890,141
Creditors: amounts falling due within one year	10	(1,745,511)	(677,104)

Net current assets		54,390	213,037

Creditors: amounts falling due after more than one year	11	(1,888,208)	—

Total assets less current liabilities		(1,562,314)	395,643

Capital and reserves
Called up share capital	12	1,864,810	1,027,861
Share premium account	13	4,243,148	5,068,433
Profit and loss account	13	(7,670,272)	(5,700,651)

Shareholders’ funds		(1,562,314)	395,643

These financial statements were approved by the Board of Directors on 27 July 2004.

Charles Grimsdale — Director

The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED

BALANCE SHEET
As at 31 March 2004

		2004	2003
	Note	£	£

Fixed assets
Tangible assets	7	262,134	172,924
Investments	8	40,191	40,191

		302,325	213,115

Current assets
Debtors	9	1,154,089	736,857
Cash at bank and in hand		606,922	115,016

		1,761,011	851,873
Creditors: amounts falling due within one year	10	(1,753,709)	(671,388)

Net current assets		7,302	180,485

Creditors: amounts falling due after more than one year	11	(1,888,208)	—

Total assets less current liabilities		(1,578,581)	393,600

Capital and reserves
Called up share capital	12	1,864,810	1,027,861
Share premium account	13	4,243,148	5,068,433
Profit and loss account	13	(7,686,539)	(5,702,694)

Shareholders’ funds		(1,578,581)	393,600

These financial statements were approved by the Board of Directors on 27 July 2004.

Charles Grimsdale — Director

The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED

CONSOLIDATED CASH FLOW STATEMENT
For the Year Ended 31 March 2004

		2004	2003
	Note	£	£

Net cash outflow from operating activities	14	(1,100,586)	(1,849,628)

Returns on investments and servicing of finance
Interest received		10,937	28,159

Net cash inflow from returns on investments and servicing of finance		10,937	28,159

Taxation		(4,211)	306,010

Capital expenditure
Purchase of tangible fixed assets		(267,589)	(201,002)

Net cash outflow from capital expenditure		(267,589)	(201,002)

Financing
Issue of shares		54,196	—
Expenses paid in connection with share issue		(42,532)	—
Issue of convertible loan notes		1,839,641	—

Net cash inflow from financing		1,851,305	—

Increase/(decrease) in cash	15	489,856	(1,716,461)

The accompanying accounting policies and notes form an integral part of these financial statements.

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 31 March 2004

1	Post Balance Sheet Events

      On 22 June 2004, the Board of Loudeye Corp. announced a private offer to acquire all of the issued and to be issued ordinary share capital of On Demand Distribution Limited. Loudeye Corp., of 1130 Rainier Avenue, Seattle, Washington 98144, USA, is a company whose common stock is traded on the NASDAQ Small Cap Market.

      The offer was recommended unanimously by the Board of On Demand Distribution Limited and on 22 June 2004 the offer became unconditional.

      In accordance with the terms of the offer, Loudeye Corp. advanced £3 million to the company for working capital purposes. Further funding up to an additional £2 million may be provided, if necessary, on a quarterly basis beginning on April 2005 pursuant to budgets approved by the Board of Loudeye Corp.

      On 8 April 2004 On Demand Distribution Srl was incorporated in Italy. On Demand Distribution Srl is a 100% owned subsidiary of On Demand Distribution Ltd, providing local territory business development, marketing and support services to the UK holding company.

      The Company has distribution agreements in place with over 75 record labels, giving access to a library of over 1,000,000 tracks. A number of these agreements are for fixed terms and require renegotiation from time to time.

      The Company’s distribution agreement with one of the major record labels includes a clause allowing either party to terminate the agreement in October 2004 by giving the other party 90 days written notice. Pursuant to this clause, a termination notice was served by the record label in July 2004.

      The Company, in the normal course of business, considers the renewal of agreements of this nature on a case by case basis. The Company is engaged in an active dialogue with the record label and will conclude renegotiations for an extension of the distribution agreement providing that this can be achieved on terms which are commercially acceptable to the Board.

2	Turnover and Loss on Ordinary Activities Before Taxation

      The turnover and loss before taxation is attributable to the continuing activity of the provision of software and services for the distribution of music over the internet. The turnover, loss before taxation and net assets are all attributable to this one class of business.

	2004	2003
The loss on ordinary activities is stated after:	£	£

Auditors’ remuneration:
Audit services	14,000	9,250
Non-audit services	2,000	1,600
Depreciation
Tangible fixed assets, owned	178,691	170,668
Other operating lease rentals	1,016	6,043

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

3	Net Interest

	2004	2003
	£	£

Other interest receivable and similar income	(10,937)	(28,159)
Interest accrued on convertible loan notes	48,567	—

Net interest payable/ (receivable)	37,630	(28,159)

4	Directors and Employees

	2004	2003
Staff costs during the year were as follows:	£	£

Wages and salaries	1,570,059	1,354,156
Cost of share awards	246,411	—
Social security costs	202,206	170,787
Other pension costs	66,327	58,949

	2,085,003	1,583,892

      The average number of employees of the group during the year was 41 (2003: 36).

	2004	2003
Remuneration in respect of directors was as follows:	£	£

Emoluments	427,539	380,250
Pension contributions to money purchase pension schemes	18,675	18,646

	446,214	398,896

      During the year 5 (2003: 5) directors participated in money purchase pension schemes.

      The amounts set out above include remuneration in respect of the highest paid director as follows:

	2004	2003
	£	£

Emoluments	126,789	94,475
Pension contributions to money purchase pension schemes	3,750	3,721

	130,539	98,196

      Certain directors were granted share options and share warrants during the period.

      The company granted a share warrant on 9 October 2000 entitling a director to subscribe to 5,000 ordinary shares of £1 each at a subscription price of £19.50 per share. The warrant is exercisable from the date of grant. At 31 March 2004 this warrant had not been exercised.

      On 5 November 2001 the company granted 6,791 share warrants over £1 ordinary shares to directors. The warrants are exercisable from the date of grant at an exercise price of £1. At 31 March 2004 none of the share warrants had been exercised.

      During the year ended 31 March 2004, as part of a reorganisation of the Company’s share capital, option holders surrendered their existing options. New options over 10p ordinary shares were then granted to the directors.

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

      All the directors’ options are exercisable at nil cost. One director has options which were fully vested at the date of grant. The remainder of the directors have options that are 50% vested on grant, with a further 25% vesting 12 months after date of grant and the final 25% vesting 24 months after grant.

      No new warrants were issued to directors during the reorganisation of the share capital.

5	Tax on Loss on Ordinary Activities

      The tax charge/(credit) represents:

	2004	2003
	£	£

Overseas taxation	4,211	1,471
Adjustment in respect of prior period:
Research & development tax credit	—	(307,481)

	4,211	(306,010)

      Unrelieved tax losses of approximately £6,847,000 (2003: £4,721,000) remain available to offset against future taxable trading profits.

      The tax assessed for the year is lower than the standard rate of corporation tax in the UK of 30%

      (2003: 30%). The differences are explained as follows:

	2004	2003
	£	£

Loss on ordinary activities before tax	(2,211,821)	(2,035,136)

Loss on ordinary activities multiplied by the standard rate of corporation tax of 30% (2002: 30%)	(663,546)	(610,541)
Effect of:
Disallowable expenses	1,633	1,103
Depreciation for the period in excess of capital allowances	(26,520)	(9,122)
Loss utilisation — carried forward	693,964	626,293
Difference in overseas tax rates	(1,320)	(6,262)

	4,211	1,471

6	Loss for the Financial Year

      The parent company has taken advantage of section 230 of the Companies Act 1985 and has not included its own profit and loss account in these financial statements. The parent company’s loss for the year was £2,230,256 (2003: £1,753,434).

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

7	Tangible Fixed Assets

	Computer	Computer	Fixtures &
	Equipment	Software	Fittings	Total
The Group	£	£	£	£

Cost
At 1 April 2003	483,920	51,595	7,827	543,342
Additions	226,630	40,561	398	267,589

At 31 March 2004	710,550	92,156	8,225	810,931

Depreciation
At 1 April 2003	332,379	25,557	2,800	360,736
Provided in the year	149,318	27,419	1,954	178,691

At 31 March 2004	481,697	52,976	4,754	539,427

Net book amount at 31 March 2004	228,853	39,180	3,471	271,504

Net book amount at 31 March 2003	151,541	26,038	5,027	182,606

	Computer	Computer	Fixtures &
	Equipment	Software	Fittings	Total
The Company	£	£	£	£

Cost
At 1 April 2003	473,717	47,429	1,329	522,475
Additions	219,230	38,593	1,874	259,697

At 31 March 2004	692,947	86,022	3,203	782,172

Depreciation
At 1 April 2003	315,849	33,399	303	349,551
Provided in the year	153,292	16,470	725	170,487

At 31 March 2004	469,141	49,869	1,028	520,038

Net book amount at 31 March 2004	223,806	36,153	2,175	262,134

Net book amount at 31 March 2003	157,868	14,030	1,026	172,924

8	Fixed Asset Investments

Investment in
Group Undertakings
£

Cost
At 1 April 2003	40,191

Additions	—
At 31 March 2004	40,191

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

      At 31 March 2004 the group held 20% or more of the equity of the following:

		Class of	Proportion
	Country of	Share Capital	Held by the
	Incorporation	Held	Group

On Demand Distribution GmbH	Germany	Ordinary	100%
On Demand Distribution sas	France	Ordinary	100%
WebAudioNetwork Limited	U.K.	Ordinary	100%

      On Demand Distribution GmbH and On Demand Distribution sas are principally engaged in providing marketing, business development and account management services for On Demand Distribution Limited.

      WebAudioNetwork Limited was dormant throughout the year.

      All of the subsidiary undertakings have been consolidated at 31 March 2004.

9	Debtors

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Trade debtors	880,153	479,008	880,153	476,286
Other debtors	122,491	201,373	118,179	201,373
Prepayments and accrued income	164,387	66,746	155,757	59,198

	1,167,031	747,127	1,154,089	736,857

      Included within group and company other debtors are amounts totalling £116,747 (2003: £201,074) which are recoupable against future subscription revenues. The directors are confident that these amounts will be recovered within one year.

10	Creditors: Amounts Falling Due Within One Year

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Trade creditors	523,654	63,623	518,212	109,598
Social security and other taxes	82,894	53,188	54,284	42,742
Other creditors	154,021	140,612	229,750	140,202
Accruals	984,942	419,681	951,463	378,846

	1,745,511	677,104	1,753,709	671,388

11	Creditors: Amounts Falling After More Than One Year

	The Group		The Company

	2004	2003	2004	2003
	£	£	£	£

Convertible loan notes	1,888,208	—	1,888,208	—

      The loan notes fall due for repayment on the earlier of the repayment date (24 April 2008), the sale of the group or an IPO. A premium of 20% is payable on redemption. The loan stock (excluding the

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

redemption premium) is convertible into 10p ordinary shares at the option of the note holder at any time before the repayment date, the sale of the group or an IPO. The conversion rate is £0.45 per share. Interest accrues at a fixed rate of 1% above LIBOR on the Principal Amount (defined as the initial amount plus subsequent drawdowns plus accrued interest) and is compounded and rolled up. The balance outstanding at 31 March 2004 includes accrued interest of £48,567. The loan notes are secured by a fixed and floating charge over all the assets of the company.

12	Share Capital

	2004	2003
	£	£

Authorised Ordinary shares of 10p each (2003 £1 each)	3,462,943	1,059,277
‘A’ Ordinary shares of £1 each	—	440,723

Total Authorised	3,462,943	1,500,000

Allotted, called up and fully paid Ordinary shares of 10p each	1,864,810	587,138
‘A’ Ordinary shares of £1 each	—	440,723

Total Issued	1,864,810	1,027,861

      On 9 April 2003 the company issued a further 9,196 £1 ordinary shares following the exercise of warrants.

      On 11 April 2003 the company subdivided each of its £1 ordinary shares and each of its £1 ‘A’ ordinary shares into 10 shares of 10p.

      On 11 April 2003 the company increased its authorised share capital by 13,018,585 10p ordinary shares and 6,610,845 10p ‘A’ ordinary shares.

      On 24 April 2003 the company issued a further 99,999 10p ordinary shares followed by a bonus issue of 1 for 4 ordinary shares held and 3 for 2 ‘A’ ordinary shares held.

      Once the above transactions had been effected, all authorised and issued ‘A’ ordinary shares of 10p each were converted into ordinary shares of 10p.

      At this point all shares in the company rank pari passu in all respects.

      During the year the company issued a further 75,838 ordinary shares of 10p each following the exercise of options.

Contingent Rights to the Allotment of Shares

      On 24 April 2003 and 1 September 2003 certain directors and employees of the company signed deeds of surrender in relation to their existing share options. Subsequently the remuneration committee approved the grant of options over 4,154,927 10p ordinary shares. These options are exercisable at nil cost and have differing vesting schedules. For directors and longer serving employees the options are 50% vested on grant, with a further 25% vesting 12 months after date of grant and the final 25% vesting 24 months after the date of grant. For other employees, the options vest equally in three tranches over the three years following the date of grant.

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

13	Reserves and Reconciliation of Movements in Shareholders’ Funds

The Group

			Share	Total
	Profit and	Share	Premium	Shareholders’
	Loss Account	Capital	Account	Funds
	£	£	£	£

At 1 April 2003	(5,700,651)	1,027,861	5,068,433	395,643
Loss for the financial year	(2,216,032)			(2,216,032)
Issue of shares	—	836,949	(825,285)	11,664
Cost of share awards	246,411	—	—	246,411

At 31 March 2004	(7,670,272)	1,864,810	4,243,148	(1,562,314)

The Company

			Share	Total
	Profit and	Share	Premium	Shareholders’
	Loss Account	Capital	Account	Funds
	£	£	£	£

At 1 April 2003	(5,702,694)	1,027,861	5,068,433	393,600
Loss for the financial year	(2,230,256)	—	—	(2,230,256)
Issue of shares	—	836,949	(825,285)	11,664
Cost of share awards	246,411	—	—	246,411

At 31 March 2004	(7,686,539)	1,864,810	4,243,148	(1,578,581)

14	Net Cash Outflow from Operating Activities

	2004	2003
	£	£

Operating loss	(2,174,191)	(2,063,295)
Cost of share awards	246,411	—
Depreciation	178,691	170,668
Increase in debtors	(419,904)	(244,056)
Increase in creditors	1,068,407	287,055

Net cash outflow from operating activities	(1,100,586)	(1,849,628)

15	Reconciliation of Net Cashflow to Movement in Net Debt

	2004	2003
	£	£

Increase/(decrease) in cash in the year	489,856	(1,716,461)
Net funds at 1 April 2003	143,014	1,859,475

Net funds at 31 March 2004	632,870	143,014

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

16	Analysis of Changes in Net Funds

	At 1 April		At 31 March
	2003	Cash Flow	2004
	£	£	£

Cash in bank and at hand	143,014	489,856	632,870

17	Capital Commitments

      Neither the group nor the company had any capital commitments at 31 March 2004 or 31 March 2003.

18	Contingent Liabilities

      There were no contingent liabilities at 31 March 2004 or at 31 March 2003.

19	Pensions

      The company contributes to individual defined contribution pension schemes which are for the benefit of directors and certain employees. The assets of those schemes are administered by trustees in funds independent from those of the company.

20	Related Party Transactions

      The group issued a convertible loan note on 24 April 2004 to Mr. P B Gabriel, a director of the company, for a total of £500,000. At the balance sheet date the company had drawn down £400,000 against this convertible loan note. The final installment of £100,000 was drawn down on 28 April 2004.

21	Controlling Related Party

      The company has no controlling related party.

22	Summary of the Differences Between Accounting Principles Generally Accepted in the United Kingdom and the United States of America

      The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”) which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

      The following is a summary of the significant adjustments to (loss) on ordinary activities and equity shareholders’ funds/(deficit) when reconciling amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP.

		Year Ended	Year Ended
		31 March	31 March
		2004	2003
		£	£

Loss on ordinary activities under U.K. GAAP		(2,216,032)	(1,729,126)
U.S. GAAP adjustments:
Revenue recognition	(a)	(499,529)	(185,839)
Stock based compensation	(b)	(1,205,656)	(43,756)
Provision for compensated absences	(c)	(17,687)	(10,000)

Net loss under U.S. GAAP		(3,938,904)	(1,968,721)

Equity shareholders’ (deficit)/funds under U.K. GAAP		(1,562,314)	395,643
U.S. GAAP adjustments:
Revenue recognition	(a)	(870,266)	(370,736)
Stock based compensation	(b)	9,250	9,092
Provision for compensated absences	(c)	(32,687)	(15,000)

Shareholders’ (deficit)/equity under U.S. GAAP		(2,456,017)	18,999

(a)	Revenue Recognition

      Under U.S. GAAP, the company recognises revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition and EITF 00-21, Revenue Arrangements with Multiple Deliverables. The differences from the accounting policies under UK GAAP are as follows:

Licence and Related Fees

      Under U.K. GAAP, licence and related fees receivable for the use of the WebAudioNet platform are recognised in full in the period in which the contracts are signed. Under U.S. GAAP, licence and related fees receivable for the use of the WebAudioNet platform are recognised rateably over the licence period from the date the contract is signed.

Subscription and Pay As You Go Packages

      Under U.K. GAAP, revenue from the sale of non-refundable credits which can be used to access music from the OD2 catalogue is recognised in the profit and loss account at the point of sale. Under U.S. GAAP, revenue from the sale of these credits is recognised at the earlier of the date the music is accessed by the customer or the date of expiry of the credits. A liability is recognised for unused and unexpired credits at the balance sheet date.

(b)	Stock Based Compensation

      The company has issued various forms of stock based compensation both to employees and non-employee service providers. Under U.K. GAAP, compensation expense is recorded in the profit and loss account for stock based compensation if at the date of grant the option or warrant exercise price is less than the market value of the shares. Any expense is recognised over the vesting period of the option or warrant.

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

      Under U.S. GAAP, the company accounts for its employee share options, warrants and bonus share issuances under Accounting Principles Board Opinion 25 Accounting for Stock Issued to Employees, FIN 44 Accounting for certain transactions involving stock compensation and EITF 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. Any difference between the market value of the shares at the measurement date and the exercise price of the option/warrant is credited to shareholders’ equity and written off in the income statement over the vesting period. The market value of employee bonus shares is credited to shareholders’ equity and expensed in the income statement on grant date. The company has applied modification accounting to the surrender of options and subsequent grant of new options to employees during the year ended 31 March 2004. Accordingly any surplus between the market value of the shares under option and the exercise price at the end of each year following the modification is expensed to the income statement over the remaining vesting period. The methodology set out in FIN 28 Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans has been used to allocate the compensation cost over the employee’s service period.

      Under U.S. GAAP, the company accounts for share options and warrants issued to non employees in exchange for services under SFAS 123 Accounting for Stock-Based Compensation. Any difference between the fair value of the shares at the measurement date and the exercise price of the option/warrant is credited to shareholders’ equity and written off in the income statement over the service performance period. Any unamortised compensation cost is shown as an asset in the balance sheet.

(c)	Provision for Compensated Absences

      Under U.K. GAAP no provision is made for employee’s compensated absences (i.e. vacation). Under U.S. GAAP provision is made for the cost of employee’s rights to compensated absences from work.

Presentational Differences:

Deferred Income Taxes

      Under U.K. GAAP, deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallize based on current tax rates and laws. Deferred tax assets are recognised to the extent it is regarded as more likely than not that they will be recovered.

      Under U.S. GAAP, deferred taxes are provided for all temporary differences on a full asset and liability basis. A valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised. Under U.S. GAAP, the Group’s net deferred tax assets have been fully valued at both 31 March 2004 and 31 March 2003 (resulting in a net deferred tax asset of nil at both dates).

Balance Sheet Presentation

      Under U.K. GAAP, assets in the balance sheet are presented in ascending order of liquidity.

      Under U.S. GAAP, assets are presented in descending order of liquidity.

Comprehensive Loss

      The comprehensive loss under U.S. GAAP is the same as net income under U.S. GAAP for all periods presented.

ON DEMAND DISTRIBUTION LIMITED

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

For the year ended 31 March 2004

                  Cash Flow Statements

      Under U.K. GAAP, the consolidated cash flow statement is presented in accordance with FRS No. 1 (Revised) Cash Flow Statements (FRS 1). The statement prepared under FRS 1 presents substantially the same information as that required under SFAS No. 95 Statement of Cash Flows. Under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to classification of items within the cash flow statement with regard to the definition of cash.

      Under SFAS No. 95, cash and cash equivalents include cash and short-term investments with original maturities of three months or less. Under FRS 1, cash comprises cash in hand and at bank (on demand) and overnight deposits, net of bank overdrafts.

      The following statements summarise the statements of cash flows as if they had been presented in accordance with U.S. GAAP, and include the adjustments which reconcile cash and cash equivalents under U.S. GAAP to cash on demand reported under U.K. GAAP.

	Year Ended	Year Ended
	31 March	31 March
	2004	2003
	£	£

Net cash used in operating activities	(1,093,860)	(1,515,459)
Net cash used in investing activities	(267,589)	(201,002)
Net cash provided by financing activities	1,851,305	—

Net increase in cash and cash equivalents	489,856	(1,716,461)

Cash and cash equivalents under U.S. GAAP at beginning of year	143,014	1,859,475

Cash and cash equivalents under U.S. GAAP at end of year	632,870	143,014

      Recently Issued U.S. Accounting Standards

      SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), whereby many of those instruments were previously classified as equity. SFAS No. 150 is effective for all freestanding financial instruments entered into or modified after May 31, 2003 otherwise it became effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of SFAS No. 150 and still existing at the beginning of the interim period of adoption. The company adopted the provisions of SFAS No. 150 effective August 1, 2003. The adoption of SFAS No. 150 did not have an impact on the financial statements

      FASB Interpretation No. 46 Consolidation of Variable Interest Entities. (“FIN 46”). FIN 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity’s activities via voting or similar rights. An entity that consolidates a variable interest entity is the primary beneficiary of the entity’s activities. FIN 46 applied immediately to variable interest entities created after January 31, 2003, and required application in the first period ending after December 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of FIN 46 did not have a material impact on the consolidated results of operations or financial position. In December 2003, the FASB revised FIN 46 (“FIN 46R”), which delayed the required implementation date for variable interest entities until the end of the first reporting period that ends after March 15, 2004. The adoption of FIN 46R did not have a material impact on our consolidated results of operations.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Condensed Consolidated Financial Statements	P-2
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004	P-7
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003	P-9
Alternative Bases for Unaudited Pro Forma Presentation	P-11

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2004 and for the year ended December 31, 2003 give the effect of the acquisition by Loudeye of all of the outstanding share capital of On Demand Distribution Limited (“OD2”), including minority interest shares acquired subsequent to the June 22, 2004 commencement of the tender offer.

      The consideration for the transaction consisted of the following elements:

•	Loudeye issued 9,065,919 shares of its common stock on June 22, 2004, and 599,259 shares of its common stock on August 25, 2004 to existing OD2 shareholders and option holders.

•	Loudeye expects to issue up to 2,212,302 additional shares of its common stock, representing shares to be issued to OD2 option holders issuable upon exercise of OD2 options assumed by Loudeye. (Of these options, options to purchase 10,011 shares of our common stock have been exercised).

•	Certain of OD2’s principal shareholders agreed to have an aggregate of 15% of the total consideration payable in the transaction held in escrow by Loudeye for 18 months to satisfy claims Loudeye may have with respect to breaches of representations, warranties and covenants, indemnification claims and working capital adjustments. As of September 30, 2004, Loudeye had issued and placed in escrow 2,072,369 shares of its common stock to 17 former OD2 shareholders who had tendered their shares of OD2 stock as of that date. Loudeye is obligated to issue and place into escrow an additional 20,131 shares of its common stock to one individual upon exercise of options held by such individual.

•	Loudeye paid approximately $900,000 in cash to retire certain liabilities as of September 30, 2004, and in October 2004 we paid an additional $1.0 million to retire additional liabilities.

•	As of September 30, 2004, Loudeye was obligated to pay an additional £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004), excluding the 15% additional consideration to be held in escrow (as discussed below), through November 30, 2005, to OD2’s shareholders, as follows:

•	On November 30, 2004, approximately £1.1 million or $1.9 million;

•	On January 31, 2005, approximately £4.0 million or $7.2 million;

•	On May 31, 2005, approximately £1.1 million or $1.9 million; and

•	On November 30, 2005, approximately £2.1 million or $3.8 million.

•	15% of the total additional consideration that Loudeye is required to pay to the OD2 shareholders through November 30, 2005, or approximately $2.6 million, will be placed into escrow along with the escrow shares.

•	Loudeye is obligated to pay an additional contingent consideration of up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004), which amount has not been adjusted for the 15% holdback in escrow, if OD2 achieves certain financial performance targets during the period through November 30, 2006. Loudeye may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. Loudeye has not determined whether it will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of its acquisition of OD2.

      Loudeye satisfied the first additional consideration obligation by issuing 1,638,490 shares of its common stock to former OD2 shareholders, less 243,407 of those shares held in escrow by Loudeye pursuant to the terms of the OD2 transaction. Loudeye satisfied the second additional consideration obligation by issuing 4,667,608 shares of its common stock to former OD2 shareholders as of

January 31, 2005, less 693,402 of those shares held in escrow pursuant to the terms of the OD2 transaction.

      Loudeye issued promissory notes in aggregate principal amount of £1.9 million (approximately $3.4 million based on exchange rates as of September 30, 2004) to ten of OD2’s former shareholders. Loudeye’s obligations under these notes are included within the £8.3 million (approximately $14.8 million based on exchange rates as of September 30, 2004) of accrued acquisition consideration and within the approximately $2.6 million of additional consideration to be paid into escrow described above. The notes bear interest at 5% per annum and are repayable in unequal installments on December 30, 2004 and on January 31, May 31 and November 30, 2005 (which installments are proportional to the amounts of deferred consideration we are required to pay on November 30, 2004 and on January 31, May 31 and November 30, 2005). Interest expense for the quarter ended September 30, 2004 was approximately $11,000. Aggregate interest expense over the terms of the notes will be included in interest expense and will be approximately £60,000 (approximately $108,000 based on exchange rates as of September 30, 2004). Loudeye may satisfy its payment obligations under the notes by issuing shares of its common stock to the noteholders. The number of shares which Loudeye would be required to issue will be determined based on the volume weighted average share price of Loudeye’s common stock for a specified period prior to issuance. Loudeye satisfied the first installment obligation on December 30, 2004, by issuing 328,922 shares of its common stock, 59,463 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares Loudeye issued in December 2004 in respect of the initial deferred payment obligation. Loudeye satisfied the second installment obligation as of January 31, 2005, by issuing 937,009 shares of its common stock, 169,393 of which are being held in escrow by Loudeye pursuant to the terms of the OD2 transaction. These shares are included in the total 4,667,608 shares Loudeye issued as of January 31, 2005 in respect of the second deferred payment obligation.

      The escrow shares and the 15%, or approximately $2.6 million, of additional consideration described above are not recorded as liabilities and the value of the shares held in escrow and the 15% additional consideration was not included in determining the cost of acquiring OD2 as of September 30, 2004, since the resolution of the escrow shares and 15% additional consideration is still pending. Loudeye will reflect the escrow shares as outstanding and the liability relating to the 15% additional consideration as accrued and record the value of both as additional costs of acquiring OD2 upon the earlier of the expiration of the 18 month escrow period (to the extent such shares and additional consideration are released from escrow) or when Loudeye believes beyond a reasonable doubt that it will not state a claim pursuant to the terms of the escrow.

      The number of shares issued and to be issued upon exercise of options of 13,949,849 constituted approximately 19.9% of Loudeye’s outstanding shares of common stock at the commencement of the tender offer.

      Based on management’s internal analysis, excluding the impact of the escrow shares and 15% additional consideration discussed above, as of September 30, 2004 Loudeye has preliminarily recorded $35.7 million of net assets in connection with the transaction consisting of upfront stock consideration, including the assumption of OD2 options, deferred consideration, cash obligations to retire certain liabilities, and Loudeye’s transaction related expenses. As of June 22, 2004, the initial purchase price excluded the 7% minority interest related to the acquisition and included preliminary estimates of certain transaction consideration. As of August 17, 2004, Loudeye subsequently acquired the remaining 7% of OD2’s shares and adjusted certain transaction consideration based upon current information. The initial purchase price can be summarized at June 22, 2004 and September 30, 2004 (based on exchange rates as of June 22, 2004) as follows (amounts in thousands):

	June 22, 2004	Sept. 30, 2004

Transaction related expenses	$1,527	$1,527
Cash paid at closing	900	900
Cash due on certain liabilities assumed	1,878	978
Accrued acquisition consideration	13,654	15,104
Common stock payable related to acquisition	2,596	3,208
Common stock issued in connection with acquisition	13,146	14,015

	$33,701	$35,732

      Under the terms of the offer, future cash consideration is payable in British currency (pounds), and accordingly the corresponding U.S. dollar amounts set forth above may vary with fluctuations in the prevailing exchange rate. All future payments are payable in cash or, at Loudeye’s election, in shares of Loudeye common stock, the number of which will be determined based on Loudeye’s volume weighted average share price for a specified period prior to issuance. OD2 shareholders may also elect to receive promissory notes in lieu of any cash payments that Loudeye may be required to make. Loudeye has also agreed to reserve approximately 2.0 million shares for stock option grants under its 2000 Stock Option Plan to employees of OD2 for future services.

      Loudeye accounted for the acquisition in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” In accordance with EITF Issue No. 99-12, “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination,” for purposes of estimating the value of the OD2 purchase consideration, the fair value of the Loudeye common stock to be issued for the acquisition of OD2 was determined to be $1.45 per share based on the average closing price of Loudeye’s common stock over the two day periods before and after June 22, 2004, the date the acquisition was announced, multiplied by the Loudeye shares issued based upon the exchange ratio set forth in the offer documents. The fair value of options assumed is deemed to be equivalent to the value of the underlying Loudeye shares into which such options are exercisable given the nominal strike price of such options. In accordance with FAS No. 52, “Foreign Currency Translation,” and as a result of currency fluctuation between the U.S. dollar and British pound since the June 22, 2004 acquisition date, Loudeye adjusted the accrued acquisition consideration recorded in Loudeye’s unaudited interim condensed consolidated balance sheet and recorded a foreign currency translation gain of $0 and $183,000 in other income in the accompanying unaudited interim condensed consolidated statement of operations for the three and nine month periods ended September 30, 2004.

      The following table summarizes as of June 22, 2004 and September 30, 2004 (based on exchange rates as of June 22, 2004), the preliminary estimated fair values of the assets acquired and liabilities assumed, along with the preliminary estimated useful lives of property and equipment and intangible assets, based upon management’s internal analysis, which have been recorded in Loudeye’s digital media services segment (in thousands):

	Purchase Price Allocation
			Useful
	June 22, 2004	Sept. 30, 2004	Life

Current assets	$2,700	$2,700
Property and equipment	629	629	1-3 years
Goodwill	33,598	36,262
Acquired technology	2,970	2,970	3 years
Current liabilities	(6,196)	(6,829)

Total purchase price allocation	$33,701	$35,732

      The purchase price allocation set forth above and reflected in the pro forma financials is preliminary and subject to change in future periods pending the completion of an independent valuation report. Loudeye is currently in the process of finalizing its assessment of the fair value of the net assets acquired. The preliminary allocation of the purchase price to tangible and intangible assets, as well as the related amortization expense, may change materially as a result of the completion of Loudeye’s evaluation of the fair value of the net assets acquired. A 10% increase or decrease in the fair value allocated to the developed technology would result in a change in the amount recorded of approximately $300,000. Such a change would result in an increase or decrease of approximately $100,000 in the amount of annual amortization expense reported by the Company.

      Loudeye’s fiscal year ends on December 31 of each year. OD2’s fiscal year ends on March 31 of each year. The following unaudited pro forma condensed consolidated statements of operations have been prepared to assist you in your analysis of the financial effects of the acquisition of OD2. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2004 combines the historical results for Loudeye for the nine months ended September 30, 2004, and the historical results for OD2 for the period from January 1, 2004 through the date of acquisition on June 22, 2004, as if the acquisition had occurred on January 1, 2003. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 combines the historical results for Loudeye for the year ended December 31, 2003, and the historical results for OD2 for the fiscal year ended March 31, 2004, as if the acquisition had occurred on January 1, 2003.

      Loudeye’s information was derived from its unaudited financial statements for the quarterly period ended September 30, 2004, and its audited financial statements as of and for the year ended December 31, 2003. These unaudited and audited financial statements are included elsewhere in this prospectus. Loudeye’s historical information was prepared using accounting principles generally accepted in the United States of America (“US GAAP”) and United States Dollars (“US$” or “$”).

      OD2’s information was derived from its unaudited internal financial statements for the period from January 1, 2004 through the date of acquisition on June 22, 2004, and its audited financial statements as of and for the year ended March 31, 2004. OD2’s historical information was prepared using accounting principles generally accepted in the United Kingdom (“UK GAAP”) and British pounds (“UK British Pounds” or “£”), and is restated in US$. For pro forma purposes, OD2’s operating results have been restated to conform to US GAAP. Additionally, certain line items reported by OD2 on its historical statements of group profit or loss have been reclassified and presented to conform to the method of statement of operations presentation utilized by Loudeye.

      Both the December 31, 2003 pro forma information and the September 30, 2004 pro forma information include OD2’s operating results for the three-month period ended March 31, 2004. Revenues and net loss for this three-month period, on a US GAAP basis, were £1.1 million and £1.4 million, respectively, or approximately $2.0 million and $2.5 million assuming exchange rates used in the September 30, 2004 pro forma information. These amounts exclude those adjustments reflected in the pro forma information under the column labeled “Pro-Forma Adjustments.”

      In converting OD2’s statement of operations information from UK British Pounds to US$, all statement of operations captions were translated using the average exchange rate for the period presented: US $1.8214 per £ for the period from January 1, 2004 to June 22, 2004, and US $1.6873 per £ for OD2’s fiscal year ended March 31, 2004.

      The unaudited pro forma condensed consolidated statements of operations do not reflect any operating efficiencies and cost savings that we may achieve with respect to the entities, nor any expense associated with achieving those benefits.

      The unaudited pro forma condensed consolidated statements of operations presented are based on currently available information and upon certain assumptions that Loudeye believes are reasonable as described in the accompanying notes, which include adjustments that have the effect of presenting the pro forma combined statements of operations under US GAAP. The adjustments included in the unaudited pro forma consolidated financial statements represent Loudeye’s preliminary determination of these adjustments based upon available information. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information.

      The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes and are not necessarily indicative of what our results of operations actually would have been if the acquisition had occurred as of the dates indicated, nor are they necessarily indicative of results of operations for any future periods. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Loudeye’s historical financial statements, together with the related notes thereto, and OD2’s historical financial statements, together with the related notes thereto, included elsewhere in this prospectus.

      For purposes of the presentation in the unaudited pro forma condensed consolidated financial statements below, Loudeye has assumed the following:

•	Shares listed exclude those shares that Loudeye may issue in connection with the remaining deferred or, if any, contingent consideration. These shares are excluded since Loudeye has the option to settle these liabilities in either cash or shares.

•	The presentation reflects the number of shares of Loudeye Corp. common stock issued to former OD2 shareholders and outstanding at September 30, 2004, as if those shares had been issued and outstanding at the beginning of the period. This number excludes 2,072,369 shares held in escrow in connection with the acquisition of OD2 as of September 30, 2004, and 2,212,302 shares issuable on exercise of options granted to former shareholders of OD2 as of September 30, 2004. The 1,638,490 shares issued in December 2004 to satisfy Loudeye’s first deferred consideration payment obligations to former OD2 shareholders, less 243,407 of those shares held in escrow by Loudeye in accordance with the terms of the OD2 transaction, are included in the presentation. In addition, the 4,667,608 shares Loudeye issued as of January 31, 2005 to satisfy the second deferred consideration payment obligation to former OD2 shareholders, less 693,402 of those shares held in escrow by Loudeye in accordance with the terms of the OD2 transaction, are included in the presentation.

•	The presentation assumes that Loudeye has to pay the £10.0 million ($18.0 million based on exchange rates as of September 30, 2004) in contingent consideration which will become due and payable by Loudeye only in the event certain performance milestones are met by OD2. Loudeye may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. Loudeye has not determined whether it will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of the OD2 acquisition.

•	The presentation is based upon a preliminary purchase price allocation which is subject to change in future periods pending the completion of an independent valuation report. Loudeye is currently in the process of finalizing its assessment of the fair value of the net assets acquired. The preliminary allocation of the purchase price to tangible and intangible assets, as well as the related amortization expense, may change materially as a result of the completion of Loudeye’s valuation of the fair value of the net assets acquired.

LOUDEYE CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2004
(In thousands, except per share amounts)

		On Demand
	Loudeye	Distribution	Pro-forma		Total
	Corp.(1)	Limited(2)	Adjustments		Pro Forma

REVENUES	$10,202	$3,675	$—		$13,877
COST OF REVENUES
Other cost of revenues	6,643	3,654	—		10,297
Non-cash stock-based compensation	82	171	—		253

Total cost of revenues	6,725	3,825	—		10,550

Gross profit (loss)	3,477	(150)	—		3,327
OPERATING EXPENSES
Research and development	2,668	1,557	—		4,225
Sales and marketing	2,949	1,069	—		4,018
General and administrative	7,990	2,691	—		10,681
Amortization of intangibles and other assets	591	195	471	(3)	1,257
Stock-based compensation	186	4,716	—		4,902
Special charges — other	300	—	—		300

Total operating expenses	14,684	10,228	471		25,383

OPERATING LOSS	(11,207)	(10,378)	(471)		(22,056)
OTHER INCOME (EXPENSES), net
Interest income	325	18	—		343
Interest expense	(176)	(229)	(220	)(4)	(625)
Gain on sale of media restoration business	113	—	—		113
Other, net	186	(7)	—		179

Total other income (expense), net	448	(218)	(220)		10

NET LOSS	$(10,759)	$(10,596)	$(691)		$(22,046)

Net loss per share — basic and diluted	$(0.15)	$—	$—		$(0.27)

Weighted average shares — basic and diluted	71,149	—	11,634	(5)	82,783

Notes:

(1)	Amounts represent the unaudited results of operations for the nine months ended September 30, 2004 included elsewhere in this prospectus.

(2)	Amounts represent OD2’s unaudited results of operations for the period from January 1, 2004 through June 22, 2004, the date OD2’s operating results began to be reflected in Loudeye’s results of operations.

(3)	Amount represents estimated amortization expense related to the approximately $3.0 million of acquired developed technology assuming a three-year useful life using the straight-line method of amortization.

(4)	Amount represents pro forma interest under the assumption that Loudeye funded payment of the amounts due through borrowings at the beginning of the period presented. Interest is imputed at 5.0% per annum. The accrued acquisition consideration is payable in unequal installments on November 30, 2004 and on January 31, May 31 and November 30, 2005. In December 2004, Loudeye issued 1,638,490 shares of its common stock to former OD2 shareholders, less 243,407 of those shares held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling approximately £1.1 million (approximately $1.9 million based on exchange rates as of September 30, 2004). In addition, Loudeye issued 4,667,608 shares of its common stock to former OD2 shareholders as of January 31, 2005, less 693,402 of those shares held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.0 million (approximately $7.2 million based on exchange rates as of September 30, 2004). Loudeye’s unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2004 appearing elsewhere in this prospectus include actual interest expense on promissory notes in an aggregate principal amount of £1.9 million (approximately $3.4 million based on exchange rates as of September 30, 2004). Loudeye satisfied the first installment obligation on these promissory notes on December 30, 2004, by issuing 328,922 shares of its common stock, less 59,462 of these shares held in escrow by Loudeye pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares

Loudeye issued in December 2004 in respect of the initial deferred payment obligation. Loudeye satisfied the second installment obligation on these promissory notes as of January 31, 2005 by issuing 937,009 shares of its common stock, less 169,393 of those shares held in escrow pursuant to the terms of the OD2 transaction. These shares are included in the total 4,667,608 shares Loudeye issued as of January 31, 2005 in respect of the second deferred payment obligation.

(5)	Amount reflects the shares issued to former OD2 shareholders, adjusted to reflect the assumed issuance at the beginning of the period (January 1, 2003) rather than during the period as reflected in weighted average shares outstanding as reported in Loudeye’s unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2004 appearing elsewhere in this prospectus. The 11,639,000 weighted average shares shown include approximately 9,665,000 shares issued in June and August 2004 in connection with the acquisition of OD2, plus approximately 1,395,000 shares issued in December 2004 to satisfy Loudeye’s first deferred consideration obligation to former OD2 shareholders and approximately 3,974,000 shares issued as of January 31, 2005 to satisfy Loudeye’s second deferred consideration obligation to former OD2 shareholders. This number excludes approximately 3,009,000 shares held in escrow in accordance with the terms of the OD2 agreement and approximately 2,202,000 shares issuable upon exercise of options granted to former shareholders of OD2.

LOUDEYE CORP.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003
(In thousands, except per share amounts)

		On Demand
	Loudeye Corp.	Distribution, LTD
	Year Ended	Year Ended	Pro-forma		Total
	Dec. 31, 2003(1)	Mar. 31, 2004(2)	Adjustments		Pro Forma

REVENUES	$11,948	$4,464	$—		$16,412
COST OF REVENUES
Other cost of revenues	7,144	3,876	—		11,020
Non-cash stock-based compensation	62	—	—		62

Total cost of revenues	7,206	3,876	—		11,082

Gross profit	4,742	588	—		5,330
OPERATING EXPENSES
Research and development	1,688	2,070	—		3,758
Sales and marketing	3,286	1,257	—		4,543
General and administrative	7,778	1,085	—		8,863
Amortization of intangibles and other assets	1,100	302	990	(3)	2,392
Stock-based compensation	1,298	2,450	—		3,748
Special charges — goodwill impairments	5,307	—	—		5,307
Special charges — other	3,392	—	—		3,392

Total operating expenses	23,849	7,164	990		32,003

OPERATING LOSS	(19,107)	(6,576)	(990)		(26,673)
OTHER INCOME (EXPENSES), net
Interest income	347	19	—		366
Interest expense	(286)	(83)	(290	)(4)	(659)
Increase in fair value of common stock warrants	(248)	—	—		(248)
Other, net	120	(7)	—		113

Total other income (expense), net	(67)	(71)	(290)		(428)

NET LOSS	$(19,174)	$(6,647)	$(1,280)		$(428)

Net loss per share — basic and diluted	$(0.39)				$(.42)

Weighted average shares — basic and diluted	49,797		15,034	(5)	64,831

Notes:

(1)	Amounts represent the results of operations for the year ended December 31, 2003 included elsewhere in this prospectus.

(2)	Amounts represent those reported in this prospectus, after incorporating adjustments necessary to conform to U.S. GAAP as stated in footnote 22 to the OD2 consolidated financial statements, and have been translated using the average exchange rate ($1.6873 per British Pound) for the year presented (April 1, 2003 through March 31, 2004). Certain other reclassifications have been made to conform OD2’s presentation to that of Loudeye.

(3)	Amount represents estimated amortization expense related to the $2.97 million of acquired developed technologies assuming a three-year useful life using the straight-line method of amortization.

(4)	Amount represents pro forma interest expense under the assumption that Loudeye funded payment of the amounts due through borrowings at the beginning of the period presented. Interest is imputed at 5.0% per annum. The accrued acquisition consideration is payable in unequal installments on November 30, 2004 and on January 31, May 31 and November 30, 2005. In December 2004, Loudeye issued 1,638,490 shares of its common stock to former OD2 shareholders, less 243,407 of those shares held in escrow by Loudeye pursuant to the terms of the OD2 transaction, to satisfy the initial deferred consideration payment obligations totaling £1.1 million (approximately $1.9 million based on exchange rates as of September 30, 2004). In addition, Loudeye issued 4,667,608 shares of its common stock to former OD2 shareholders as of January 31, 2005, less 693,402 of those shares held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.0 million (approximately $7.2 million based on exchange rates as of September 30, 2004). Loudeye’s unaudited interim condensed consolidated statements of operations for the nine months ended September 30, 2004 appearing elsewhere in this prospectus include actual interest expense on promissory notes in an aggregate principal amount of £1.9 million (approximately $3.4 million based on exchange rates as of September 30, 2004). Loudeye satisfied the first installment obligation on these promissory notes on December 30, 2004, by issuing 328,922 shares of its common stock, less 59,463 of those shares held in escrow by Loudeye pursuant to the terms of the OD2 transaction. These shares are included in the total 1,638,490 shares Loudeye issued in December 2004 in respect of the initial deferred payment obligation. Loudeye satisfied the second installment obligation on these promissory notes as of January 31, 2005 by issuing 937,009 shares of its common stock, less 169,393 of those shares held in escrow pursuant to the terms of the OD2 transaction. These shares are included in the total 4,667,608 shares Loudeye issued as of January 31, 2005 in respect of the second deferred payment obligation.

(5)	Amount reflects the number of shares of Loudeye common stock issued to former OD2 shareholders and outstanding as of January 31, 2005, as if those shares had been issued and outstanding at the beginning of the period (January 1, 2003). The 15,034,000 shares shown include approximately 9,665,000 shares issued in June and August 2004 in connection with the acquisition of OD2, plus approximately 1,395,000 shares issued in December 2004 to satisfy Loudeye’s first deferred consideration obligation to former OD2 shareholders and approximately 3,974,000 shares issued as of January 31, 2005 to satisfy Loudeye’s second deferred consideration obligation to former OD2 shareholders. This number excludes approximately 3,009,000 shares held in escrow in connection with the terms of the OD2 agreement and approximately 2,202,000 shares issuable on exercise of options granted to former shareholders of OD2.

Alternative Bases for Unaudited Pro Forma Presentation

Future OD2 Payment Obligations — Deferred and Contingent Consideration

      As of September 30, 2004, we were obligated to pay to the former shareholders of OD2 an additional £9.6 million (approximately $17.3 million based on exchange rates as of September 30, 2004, including approximately $2.6 million to be held in escrow and not yet accounted for) in deferred payments, and up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) in contingent payments. These payments are payable in cash or, at our election, in shares of our common stock, the number of which will be determined based on our volume weighted average share price for a specified period prior to issuance. In December 2004, we issued 1,638,490 shares of our common stock, 243,407 of which are being held in escrow by us in accordance with the terms of the OD2 transaction, to former OD2 shareholders to satisfy the initial deferred consideration payment obligations totaling approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004). In addition, Loudeye issued 4,667,608 shares of our common stock to former OD2 shareholders as of January 31, 2005, 693,402 of which are being held in escrow pursuant to the terms of the OD2 transaction, to satisfy the second deferred consideration payment obligations totaling approximately £4.7 million (approximately $8.4 million based on exchange rates as of September 30, 2004).

      The unaudited pro forma condensed consolidated financial statements presented above excluded additional shares of common stock we may issue to satisfy these payments if our board of directors elects to pay the amounts in shares. However, the unaudited pro forma condensed consolidated financial statements include 1,638,490 shares issued in December 2004 to satisfy our first deferred consideration payment obligation to former OD2 shareholders, less 243,407 shares held in escrow by us in accordance with the terms of the OD2 transaction and 4,667,608 shares issued as of January 31, 2005 to satisfy our second deferred payment obligation to former OD2 shareholders, less 693,402 shares held in escrow by us in accordance with the terms of the OD2 transaction. The number of shares we would be required to issue to pay additional deferred consideration and contingent consideration amounts due to the former OD2 shareholders in shares will vary based upon the volume weighted average share price for a specified period prior to issuance, and any such issuance would have a dilutive effect on the holders of our common stock prior to such issuance. The number of shares we would be required to issue to satisfy the remaining approximately £3.7 million (approximately $6.7 million based on exchange rates as of September 30, 2004) in deferred payment obligations would be based upon the volume weighted average share price of our common stock on the Nasdaq SmallCap Market for the 30-day period prior to May 31, 2005 and November 30, 2005, in the case of the deferred payments due on those dates, and for the 90-day period prior to January 31, 2005 in the case of the deferred payment due on such date. The number of shares we would be required to issue to satisfy the up to £10.0 million (approximately $18.0 million based on exchange rates as of September 30, 2004) in contingent payment obligations if any, would be based upon the volume weighted average share price of our common stock during the six-month period ending on the last day of the corresponding earnout period (i.e., November 30, 2004, May 31, 2005, November 30, 2005, and November 30, 2006). We may be required to pay up to approximately £1.2 million (approximately $2.2 million based on exchange rates as of September 30, 2004) with respect to the initial payment of contingent consideration for the period ended November 30, 2004. We have not determined whether we will make that payment, if any, in cash or stock once the amount of the payment, if any, is finally determined pursuant to the terms of our acquisition of OD2.

      The lower the volume weighted average share price during the applicable measurement period or the greater the effective dollar/ British pound exchange rate, the more shares of common stock that would be required to be issued and the greater the dilutive effect on existing stockholders. For example, assuming a volume weighted average closing price of $1.08 per share (the closing price per share of our common stock on September 30, 2004) and an exchange rate of $1.7994 per British pound sterling (the exchange rate as of September 30, 2004) in effect for each applicable measurement period, if our board of directors elects to satisfy our obligations to make deferred payments and contingent payments by issuing shares of our common stock, we would issue approximately 6.2 million shares to cover all remaining deferred payments (in addition to the 1,638,490 shares we issued in December 2004 to satisfy the first deferred consideration obligation less 243,407 of those shares held in escrow pursuant to the terms of the OD2 transaction and the 4,667,608 shares we issued as of January 31, 2005, to satisfy the second deferred consideration obligation, less 693,402 of those shares held in escrow pursuant to the terms of the OD2 transaction), and an additional approximately 16.7 million shares if we were required to make the maximum amount of contingent payments payable to the former OD2 shareholders. For further illustration, based on 79,701,965 shares of our common stock outstanding as of September 30, 2004, excluding 2,072,369 shares held in escrow, and assuming no further intervening issuances of our common stock, the 6.2 million additional shares issuable to cover the remaining deferred payments would represent 7.8 percent of our currently outstanding common stock following issuance and the 16.7 million shares issuable to cover the contingent payments would represent 17.3 percent of our currently outstanding common stock following issuance. The tables below demonstrate as of September 30, 2004 and in tabular format the number of shares we would be required to issue to satisfy all of our remaining deferred payment obligations and our maximum potential contingent payment obligation of £10.0 million assuming the specific volume weighted average closing prices of our common stock and the specific dollar/ British pound exchange rates set forth in each table.

Deferred Payments (£3.7 million)

	Exchange Rate

Volume Weighted Average Closing	$1.44/£	$1.53/£	$1.62/£		$1.98/£	$2.07/£	$2.16/£
Price of Loudeye Common Stock	(–20%)	(–15%)	(–10%)	$1.7994/£	(+10%)	(+15%)	(+20%)

	Shares to be Issued (in millions)
$0.27 (–75%)	19.7	21.0	22.2	24.7	27.1	28.4	29.6
$0.54 (–50%)	9.9	10.5	11.1	12.3	13.6	14.2	14.8
$0.81 (–25%)	6.6	7.0	7.4	8.2	9.0	9.5	9.9
$1.08	4.9	5.2	5.6	6.2	6.8	7.1	7.4
$1.35 (+25%)	3.9	4.2	4.4	4.9	5.4	5.7	5.9
$1.62 (+50%)	3.3	3.5	3.7	4.1	4.5	4.7	4.9
$1.89 (+75%)	2.8	3.0	3.2	3.5	3.9	4.1	4.2

Contingent Payments (Up to £10.0 million)

	Exchange Rate

Volume Weighted Average Closing Price	$1.44/£	$1.53/£	$1.62/£		$1.98/£	$2.07/£	$2.16/£
of Loudeye Common Stock	(–20%)	(–15%)	(–10%)	$1.7994/£	(+10%)	(+15%)	(+20%)

	Shares to be Issued (in millions)
$0.27 (–75%)	53.3	56.7	60.0	66.6	73.3	76.7	80.0
$0.54 (–50%)	26.7	28.3	30.0	33.3	36.7	38.3	40.0
$0.80 (–25%)	17.8	18.9	20.0	22.2	24.4	25.6	26.7
$1.08	13.3	14.2	15.0	16.7	18.3	19.2	20.0
$1.35 (+25%)	10.7	11.3	12.0	13.3	14.7	15.3	16.0
$1.62 (+50%)	8.9	9.4	10.0	11.1	12.2	12.8	13.3
$1.89 (+75%)	7.6	8.1	8.6	9.5	10.5	11.0	11.4

      If Loudeye’s board of directors elects to satisfy the remaining deferred consideration amount of £3.7 million ($6.7 million based on exchange rates as of September 30, 2004, including approximately $1.0 million to be held in escrow and not yet accounted for), then Loudeye would be required to issue an additional 6.2 million shares of common stock, assuming a share price of $1.08 and an exchange rate of $1.7994 per British pound. If Loudeye were required to issue an additional 11.6 million shares, representing the 6.2 million shares plus the 1,638,490 shares we issued in December 2004 to satisfy the first deferred consideration obligation less 243,407 shares held in escrow by us in accordance with the terms of the OD2 transaction and the 4,667,608 shares we issued as of January 31, 2005, to satisfy the second deferred consideration obligation, less 693,402 shares held in escrow by us in accordance with the terms of the OD2 transaction, then for the nine months ended September 30, 2004, the unaudited pro forma condensed consolidated financial statements would reflect a total pro forma weighted average shares — basic and diluted of approximately 89.0 million shares of Loudeye’s common stock, and a pro forma net loss per share — basic and diluted of $(0.25). For the year ended December 31, 2003, if Loudeye were required to issue an additional approximately 11.6 million shares in respect of all deferred consideration obligations, then the unaudited pro forma condensed consolidated financial statements would reflect a total pro forma weighted average shares — basic and diluted of 71.0 million shares, and a pro forma net loss per share — basic and diluted of $(0.38).

      If in addition Loudeye were required to pay the full amount of contingent consideration, then Loudeye would be required to issue an additional 16.7 million shares of common stock, assuming a share price of $1.08 and an exchange rate of $1.7994 per British pound. If Loudeye were required to issue an additional 16.7 million shares (together with 11.6 million shares issued and to be issued to satisfy the deferred consideration obligations), then for the nine months ended September 30, 2004, the unaudited pro forma condensed consolidated financial statements would reflect a total pro forma weighted average shares — basic and diluted of approximately 105.7 million shares, and a pro forma net loss per share — basic and diluted of $(0.21). For the year ended December 31, 2003, if Loudeye were required to issue an additional 16.7 million shares (together with the 11.6 million shares issued and to be issued to satisfy the deferred consideration obligations), then the unaudited pro forma condensed consolidated financial statements would reflect a total pro forma weighted average shares — basic and diluted of approximately 87.7 million shares, and a pro forma net loss per share — basic and diluted of $(0.31).

      We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.

13,949,849 Shares

Loudeye Corp.

Common Stock

February 10, 2005